

Received
OCT 16 2013
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2

TO

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ALLEGIANCY, LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
(866) 842-7545

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Stevens M. Sadler
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
(866) 842-7545

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6531	46-2793187
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) As a limited liability company, the issuer has managers rather than directors. The issuer's initial manager is:

Name		**Address**
Stevens M. Sadler	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	7855 Berkshire Lane Gloucester, Virginia 23061
Christopher K. Sadler	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	483 Meadow Ridge Drive Rice, Virginia 23966
David L. Moore	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	8405 Sir Dinnadan Court North Chesterfield, VA 23237

(b) The issuer's officers are:

Name		**Address**
Stevens M. Sadler	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	7855 Berkshire Lane Gloucester, Virginia 23061

(c) Not applicable as the issuer is a limited liability company and has a board of managers rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

Name		**Address**
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

Name		**Address**
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

(f) The promoters of the issuer are:

Name		**Address**
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity

rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

(g) The affiliates of the issuer are:

Name		**Address**
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

Chesapeake Realty Advisors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Chesapeake Realty Advisors, LLC is an entity rather than an individual.

Christopher K. Sadler has the power to direct the investment and voting of any membership interests held by Chesapeake Realty Advisors, LLC as the sole manager of Chesapeake Realty Advisors, LLC.

15 Goldsborough, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as 15 Goldsborough, LLC is an entity rather than an individual.

Christopher K. Sadler has the power to direct the investment and voting of 25% of the membership interests of 15 Goldsborough, LLC. The remaining interests of

15 Goldsborough, LLC are held by unaffiliated third parties.

Real Estate Value Advisors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Real Estate Value Advisor, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler each, indirectly, have share voting and investment power with respect to one-half of the limited liability company interests of Real Estate Value Advisors, LLC

REVA Management Advisors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Management Advisors, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler each, indirectly, have share voting and investment power with respect to one-half of the limited liability company interests of REVA Management Advisors, LLC

REVA Catalyst Manager, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Manager, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler each, indirectly, have share voting and investment power with respect to one-half of the limited liability company interests of REVA Catalyst Manager, LLC

REVA Catalyst Fund, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA

Catalyst Fund, LLC is an entity rather than an individual.

Voting and investment power of REVA Catalyst Fund, LLC's limited liability company interests are controlled by unaffiliated investors in REVA Catalyst Fund.

REVA Catalyst Reading, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Reading, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA Catalyst Reading, LLC.

REVA Catalyst Reading 645 Penn, LP	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Reading 645 Penn, LP is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited partnership and general partnership interests of REVA Catalyst Reading 645 Penn, LP.

REVA HR-RFMD, DST	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA HR-RFMD, DST is an entity rather than an individual.

Voting and investment power over REVA HR-RFMD, DST's beneficial interests are controlled by unaffiliated third party investors in REVA HR-RFMD, DST, except for a 9% beneficial interest the voting and investment power of which is indirectly controlled by Stevens M. Sadler and Christopher K. Sadler, collectively.

REVA HR-RFMD, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA HR-RFMD, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA HR-RFMD, LLC.

REVA HR-RFMD MT, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA HR-RFMD MT, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA HR-RFMD, LLC.

REVA Properties Trustee, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Properties Trustee, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA Properties Trustee, LLC.

REVA Triad, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Triad, LLC is an entity rather

than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA Triad, LLC.

REVA Fairview, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Fairview, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA Fairview, LLC.

REVA Fairfax, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Fairfax, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA Fairfax, LLC.

REVA Caldwell, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Caldwell, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of REVA Caldwell, LLC.

RCF Ashley Center, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235

	Residential:	Not applicable as RCF Ashley Center, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of the limited liability company interests of RCF Ashley Center, LLC

RCF Ashley Investors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as RCF Ashley Investors, LLC is an entity rather than an individual.

Stevens M. Sadler and Christopher K. Sadler indirectly and collectively control the voting and investment power of 70% of the limited liability company interests of RCF Ashley Investors, LLC. The remaining 30% is controlled by unaffiliated third party investors.

(h) Counsel to the issuer with respect to the proposed offering is:

Name		**Address**
Kaplan Voekler Cunningham & Frank, PLC	Business:	7 East 2nd Street Richmond, Virginia 23224
	Residential:	Not applicable as Kaplan Voekler Cunningham & Frank, PLC is an entity rather than an individual.

(i) The underwriter with respect to the proposed offering is:

Name		**Address**
Moloney Securities Co., Inc.	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	Not applicable as Moloney Securities Co., Inc. is an

entity rather than an individual.

(j) The underwriter's directors are:

Name		**Address**
E. John Moloney Chairman	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	18 Devon Road St. Louis, Missouri 63122
E. John Moloney, Jr.	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	13237 Barrett Chase Circle Manchester, Missouri 63021
Terry L. Betzleberger	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	8305 West 118th Street Overland Park, Missouri 66210
John A. Brennan, Jr.	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	849 Cella Road St. Louis, Missouri 63124
Donald R. Hancock	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	45 Lake Forest Drive St. Louis, Missouri 63117
Robert M. Hockenhull	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021

	Residential:	4543 Fredericktown Ct. St. Louis, Missouri 63128
Joseph R. Medley	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	411 Gill Ave. Kirkwood, Missouri 63122
Robert R. Rust Vice Chairman	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	21 Country Club Terrace St. Louis, Missouri 63122
David H. Slavik	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	959 Watercress Drive Naperville, Illinois 60540

(k) The underwriter's officers are:

Name		**Address**
E. John Moloney Chief Executive Officer	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	18 Devon Road St. Louis, Missouri 63122
E. John Moloney, Jr. President Chief Operating Officer	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	13237 Barrett Chase Circle Manchester, Missouri 63021
Terry L. Betzleberger Executive Vice President	Business:	13537 Barrett Parkway Drive Suite 300

		Manchester, Missouri 63021
	Residential:	8305 West 118th Street Overland Park, Missouri 66210
Donald R. Hancock Executive Vice President FINOP	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	45 Lake Forest Drive St. Louis, Missouri 63117
Robert M. Hockenhull Senior Vice President	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	4543 Fredericktown Ct. St. Louis, Missouri 63128
Kenneth K. Kays Executive Vice President Secretary	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	952 Woodway Dr. Fenton, Missouri 63026
James A. Riggs Executive Vice President	Business:	7 East 2nd Street Richmond, Virginia 23224
	Residential:	1381 Hermitage Rd. Manakin-Sabot, Virginia 23103
Louis R. Smith Executive Vice President Chief Compliance Officer	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	336 Summit Heights Dr. St. Louis, Missouri 63026

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

Name **Address**

LeClairRyan, A Professional Corporation	Business:	Riverfront Plaza, East Tower 951 East Byrd Street Eighth Floor Richmond, Virginia 23219
	Residential:	Not applicable as LeClairRyan, A Professional Corporation is an entity rather than an individual.

Item 2. Application of Rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities are to be Offered

(a) The securities will be offered by the underwriter in the following states: California, Colorado, Illinois, Iowa, Kentucky, Michigan, Missouri, North Carolina, Ohio, Virginia and Wisconsin. The securities will not be registered in Colorado and will be registered in California, Illinois, Iowa, Kentucky Michigan, Missouri, North Carolina, Ohio, Virginia and Wisconsin. In Colorado, the securities will be offered pursuant to the exemption from registration found in Section 11-51-308(p) of the Colorado Securities Act.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

Item 5. Unregistered Securities Issued or Sold Within One Year

On January 22, 2013, Allegiancy, LLC (the "issuer") was formed and issued one hundred (100) Class B Units of the issuer to Continuum Capital, LLC as the issuer's initial member in exchange for $1,000 as consideration, or $10.00 per Class B Unit.

The issuer relied on the private placement exemption found in Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Continuum Capital, LLC. As Continuum Capital, LLC is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Stevens M. Sadler, the manager of Continuum Capital, LLC, is a manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer.

Item 6. Other Present or Proposed Offerings

1. The issuer has entered into an equity contribution agreement pursuant to which Continuum Capital, LLC ("Continuum") and Chesapeake Realty Advisors, LLC ("Chesapeake") will each contribute a 50% membership interest in REVA Management Advisors, LLC ("RMA") to the issuer in exchange for 625,000 of the issuer's Class B Units each (1,250,000 Class B Units in the aggregate). The closing of the contribution of RMA's membership interests to the issuer is contingent upon the initial closing of the offering contemplated by this Offering Statement.

   The issuer has relied on the private placement exemption found in Section 4(a)(2) of the Securities Act with respect to the offer and potential issuance of its Class B Units to Continuum and Chesapeake. Stevens M. Sadler, the sole manager of Continuum, is currently a manager of the issuer. Christopher K. Sadler, brother of Steve Sadler, is the sole manager of Chesapeake, and is a manager of the issuer. No public solicitation has taken place with respect to the agreement for the contribution of RMA's membership interests and the issuance of the Class B Units to Continuum and Chesapeake. Further, each of the Sadler brothers has access to all information regarding the issuer and is a control person of the issuer.

   Continuum and Chesapeake have each relied on the exemption provided in Section 4(a)(1) of the Securities Act with respect to the offer and potential contribution of their membership interests in RMA to the issuer. Neither Continuum nor Chesapeake is an issuer, dealer or underwriter with respect to the membership interests in RMA; therefore, Section 4(a)(1) exempts the contribution of membership interests in RMA from the registration requirements of the Securities Act.

2. The issuer's affiliate, REVA HR-RFMD, DST, a Delaware statutory trust (the "DST"), is currently selling up to $7.5 million of unregistered DST interests in itself in reliance upon the private placement exemption found in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. As of the date of this Offering Statement, approximately $6.9 million of the DST interests have been sold. The DST filed a Form D with the Commission on February 14, 2013, accession-number 0001569543-13-000001. The DST has not engaged in any public solicitation of investors to purchase its DST interests. Further, the DST interests are being offered and sold solely to accredited investors as such term is defined under Regulation D.

Item 7. Marketing Arrangements

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

Item 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

Preliminary Offering Circular
Subject to Completion, Dated October 15, 2013

ALLEGIANCY, LLC

10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
(866) 842-7545

Class A Units of Membership Interest
Class B Units of Membership Interest

$4,999,970 Maximum Offering Amount (499,997 Class A Units)
$2,500,000 Minimum Offering Amount (250,000 Class A Units)
$0 Class B Units[1]

ALLEGIANCY, LLC, a Delaware limited liability company, is offering a minimum of $2,500,000 and a maximum of $4,999,970 of Class A Units of its membership interest, which we refer to as "Offered Units". The purchase price per Offered Unit is $10.00 and the minimum purchase requirement is one thousand (1,000) Offered Units ($10,000); however, we can waive the minimum purchase requirement in our sole discretion. The Offered Units will be offered to prospective investors on a best efforts basis by Moloney Securities Co., Inc., our dealer-manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. We expect to commence the sale of the Offered Units as of the date on which the Offering Statement of which this offering circular is a part is declared qualified by the United States Securities and Exchange Commission.

We are also offering Class B Units of our membership interests in an amount equal to the number of Class B Units that may be issued upon our exercise of our right to convert Offered Units into Class B Units following the fifth anniversary of our initial closing. The amount of Class B Units being offered is not determinable at this time because the number of Class B Units issuable upon conversion of a Class A Unit is subject to the formula set forth below. We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into Class B Units, provided, however, that in order for us to convert the Offered Units, a closing price for the Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) through bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. The value of the Class B Units shall be established using the most recent closing price for the Class B Units. Purchasers of Offered Units who remain holders of Offered Units as of the fifth anniversary of our initial closing will be required to accept the Class B Units if we otherwise meet the conditions for conversion; therefore, purchasers of Offered Units are making the decision to acquire the Class B Units into which their Offered Units may be converted concurrently with their decision to invest in the Offered Units. We refer to the Class B Units into which Offered Units may be converted as "Conversion Units" herein.

This offering will terminate upon the later of: (i) the date which is sixty (60) days after the date on which the minimum number of Offered Units is reached, or (ii) January 31, 2014. If, on the initial closing date, we have sold less than the maximum 499,997 Offered Units available in this offering, then we will hold rolling closings for additional sales, up to the maximum number of Offered Units, for sixty (60) days following the initial closing.

Purchasers of Offered Units are entitled to certain preferences on distributions from us. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our board of managers' discretion in declaring distributions.** Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative, non-compounding preferred return equal to six percent (6%) per annum multiplied by (i) $10.00 and (ii) the number of Offered Units held in our company, which cumulative preferred return shall accrue annually until paid. If our

[1] Our company has the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing into Class B Units, subject to certain conditions, and for no additional consideration, as further described in this offering circular. *See* "**DESCRIPTION OF OFFERED SECURITIES – Conversion to Class B Units.**"

board of managers elects to make distributions, such distributions will first be made to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, distributions beyond those necessary to pay our Class A Members' unpaid preferred returns will be made to the members as a whole, in accordance with their percentage interests in the company. Any distributions paid to our Class A Members in excess of their cumulative preferred returns for that year shall not be applied against or reduce the cumulative preferred returns to which the Class A Members are entitled for the following year. *See* **"DESCRIPTION OF OFFERED SECURITIES."**

We will be required to redeem up to one-third of the Offered Units purchased in the offering for cash on each of the third, fourth and fifth anniversaries of the initial closing of the offering, each of which we refer to herein as a "redemption date". The cash redemption price for the Offered Units will be $16.00 per Class A Unit on the third anniversary of the initial closing of the offering, $17.00 per Class A Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Class A Unit on the fifth anniversary of the initial closing of the offering. We will have no obligation to redeem Offered Units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then we shall redeem Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units. **While our company is required to redeem Offered Units as described above, we do not intend to establish a sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.**

Each Offered Unit will also entitle its holder to a right to purchase one Class B Unit of our membership interest (a "Class B Unit"). This right to purchase a Class B Unit, or the Purchase Right, may only be exercised either (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. The Purchase Right associated with any Offered Unit shall expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. Our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states. The exercise price for a Class B Unit which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per Class B Unit. If you are exercising your Purchase Right as a result of a redemption of some, or all, of your Offered Units, you may apply a portion of the cash redemption price otherwise payable to you on the redemption date toward the payment of the exercise price, up to the total exercise price for any Class B Units being purchased pursuant to the Purchase Right.

An investment in the Offered Units is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider the summary risk factors set forth below and review the RISK FACTORS beginning on page 12.

- **There are no guaranteed distributions, and distributions will be subject to our financial performance.**
- **There is no sinking fund established to fund redemptions of the Offered Units.**
- **Our revenues will be subject to the performance of the real estate assets we manage.**
- **The national economy and the local economies of our managed properties, which are beyond**

our control, will affect the performance of our business.

- **Our business will be subject to competition for assets under management, and if we are unable to successfully compete against our competitors, our performance will be adversely affected.**

- **Our asset management contracts with tenant in common owners have a greater risk of termination because they must be renewed by each tenant in common every year.**

- **If a property owner sells a property we manage, our management relationship, and thus a source of ongoing revenue, will terminate.**

- **We anticipate a substantial portion of the portfolio we manage will be encumbered by mortgage debt with balloon payments at maturity, which could hasten the termination of our management contracts.**

- **We are dependent upon our management team, and Stevens M. Sadler and Christopher K. Sadler in particular.**

- **You will have only limited voting rights with respect to the actions of our company.**

- **We may change our operational policies and business and growth strategies without member consent, which may subject us to different and more significant risks in the future.**

- **You will only be able to remove a member of our board of managers "for cause" and solely with the vote of either (i) 80% of the Class A Members, or (ii) 80% of all the members.**

- **Upon conversion from Offered Units to Conversion Units, investors will lose their rights to future preferred returns and to vote separately as a class to dismiss a manager for "good cause."**

- **The company has the unilateral right, subject to certain conditions, to convert the Offered Units to Conversion Units beginning with the fifth anniversary of the initial closing of this offering.**

- **Certain of our affiliates possess ownership interests in or control properties which are currently managed by RMA and which will be managed by us following the initial closing of the offering, which may create a conflict of interest for certain of our managers.**

- **If there is a breach of our equity contribution agreement, our contributors may not have the financial wherewithal to indemnify us.**

- **We do not anticipate a public market for our securities developing and our Units are subject to further restrictions on transfer set forth in our Operating Agreement.**

- **We are not a reporting company under the Securities Exchange Act of 1934 and, therefore, we are not subject to the periodic and current reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934.**

The economic, voting and other rights of purchasers of Offered Units, and those related to the Conversion Units, are set forth in our amended and restated limited liability company agreement, which we refer to as our Operating Agreement, attached to this Offering Circular as Appendix A, to which investors will become a party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discounts, Commissions and Expense Reimbursements[1]	Proceeds to Company[2]
Per Offered Unit[3]:	$10.00	$0.90	$9.10
Minimum Offering Amount:	$2,500,000	$225,000	$2,275,000
Maximum Offering Amount:	$4,999,970	$449,997	$4,549,973

(1) We have also agreed to issue to our dealer-manager warrants to purchase that number of our Class A Units equal to 4.6% of the number of Offered Units sold in the offering. These warrants will have an exercise price equal to $12.50. *See* "**PLAN OF DISTRIBUTION**" for a more complete description of the Underwriter Warrants.

(2) In addition to the underwriting discounts, commission and expense reimbursements included in the above table, the issuer will pay offering expenses in the estimated amount of $200,000.

(3) We will receive no additional consideration for, and are not paying any underwriting compensation in respect of, the conversion of Offered Units to Conversion Units, if any.

Our dealer-manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. In addition to the Underwriter Warrants described below, our dealer-manager will receive selling commissions of 7% of the offering proceeds, which it may re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer-manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. Our dealer-manager will receive the accountable expense allowance only to the extent of it expenses actually incurred with respect to this offering. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to retain a portion of the 7% selling commissions. Any portion of the 7% selling commissions retained by the dealer-manager would be included within the amount of selling commissions payable by us and not in addition thereto. *See* "**PLAN OF DISTRIBUTION**."

Our dealer-manager will also have the right, but not the obligation, to purchase warrants from our company evidencing the right of our dealer-manager to purchase Class A Units (each an "Underwriter Warrant" and collectively, the "Underwriter Warrants"). An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2). For purposes of this restriction, the commencement of the offering is deemed to be the date on which the Offering Statement of which this offering circular is a part is declared qualified by the SEC.

Our dealer-manager and the participating broker-dealers, which we refer to collectively as "our selling group", must sell the minimum number of Offered Units, 250,000, if any are to be sold. Our selling group is required to use only its best efforts to sell the securities offered and does not have any obligation or commitment to sell any specific dollar amount or number of Offered Units, or to acquire any Offered Units for its own account or with a view to distribution. The offering will terminate upon the later of: (i) the date which is sixty (60) days after the date on which the minimum number of Offered Units is reached, or (ii) January 31, 2014. Until we sell at least 250,000 Offered Units, all investor funds will be held in an escrow account with our escrow agent, SunTrust Bank, Richmond, Virginia. If we do not sell at least 250,000 Offered Units by January 31, 2014, all funds will be promptly returned to investors (within one business day) with interest and without deduction. Further, we and our dealer-manager will not instruct our escrow agent to release funds to us until such time as all closing conditions for the acquisition of RMA have been met or waived. If we sell the minimum number of Offered Units and our acquisition of RMA is prepared to close, net proceeds will be delivered to our company on the initial closing date and we will issue Offered Units to investors in this offering. If, on the initial closing date, we have sold less than the maximum 499,997 Offered Units available in this offering, then we will hold rolling closings for additional sales, up to the maximum number of Offered Units, for sixty (60) days following the initial closing.

The Offered Units are being offered only in the states of California, Colorado, Illinois, Iowa, Kentucky, Michigan, Missouri, North Carolina, Ohio, Virginia and Wisconsin and solely to persons who meet the suitability standards set forth herein. This Offering Circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in such states. If you are a resident of a state other than the foregoing and have received this Offering Circular, please return the Offering Circular to our company or our dealer-manager, keeping no copies thereof. Neither the delivery of this Offering Circular, any sale made hereunder, nor the filing or other use of this Offering Circular shall create an implication that there has been no change in the affairs of the company since the date hereof or imply that any information herein is accurate or complete as of any later date. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, the Offered Units are subject to transfer restrictions contained in our Operating Agreement, which provides that in order to transfer a membership interest in us, a member must first give our board of managers notice of the member's intent to assign his, her or its interest. Our board of managers then has seven (7) days to object to the transfer before the member may transfer his, her or its membership interest to a third party. A failure of the board of managers to object within such 7-day period shall be deemed its consent to such transfer. Additionally, no transfers of our Offered Units will be permitted without the express written consent of our board of managers until ninety (90) days after the final closing in this offering. The date of the final closing shall be either (i) the date on which we have closed on selling the maximum offering amount of Offered Units; or (ii) if we do not close on the maximum offering amount, the date of the final sale of Offered Units pursuant to this offering. *See* **"WHO MAY INVEST."** Purchasers of the Offered Units may be referred to herein as "Class A Members of our Company" or "Class A Members." Only record holders of our Units will be members of our company, so if you purchase through a nominee, then your rights under our Operating Agreement will be subject to your relationship with your nominee.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such other information should not be relied upon as having been authorized by our company or our dealer-manager.

TABLE OF CONTENTS

Appendices – All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this Offering Circular is a part.

WHO MAY INVEST

General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units. In addition, by purchasing the Offered Units, which, by their terms, may be converted into the Conversion Units as of the fifth anniversary of the initial closing subject to certain conditions, you are also agreeing to accept the Conversion Units if our company exercises its conversion right. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering. These suitability standards require that a purchaser of our Offered Units have either:

a net worth of at least $500,000; or

a gross annual income of at least $150,000 and a net worth of at least $250,000.

In addition, in California and Iowa, an investor's investment in our company cannot exceed 10% of such investor's aggregate net worth, and in Kentucky, an investor's investment in our company cannot exceed 10% of such investor's liquid net worth. In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units and, potentially the Conversion Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units, and, potentially, the Conversion Units, is an appropriate investment for those who become Class A Members.

Our Operating Agreement provides that in order to transfer a membership interest in us, a member must first give our board of managers notice of the member's intent to assign his, her or its interest. Our board of managers then has seven (7) days to object to the transfer before the member may transfer his, her or its membership interest to a third party. A failure of the board of managers to object within such 7-day period shall be deemed its consent to such transfer. Our board of managers is not permitted to withhold its consent to a transfer unless it believes in good faith that such transfer will cause the assets of the company to become "plan assets" under ERISA, will cause the company to violate any law, rule or regulation applicable to the company, including without limitation federal securities laws or the securities laws of any state, or would cause our company to become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. With respect to our suitability standards, our board of managers may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the company to apply suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards and the suitability standards as required by the state in which the transferee resides. Further, no transfers of our Offered Units will be permitted without the express written consent of our board of managers until ninety (90) days after the final closing in this offering. The date of the final closing shall be either (i) the date on which we have closed on selling the maximum offering amount of Offered Units; or (ii) if we do not close on the maximum offering amount, the date of the final sale of Offered Units pursuant to this offering. Subject to the foregoing transfer restrictions, we anticipate that sales by of securities held by members may occur from time to time following the final closing of this offering in negotiated transactions that may be facilitated by our dealer-manager.

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and
- maintain, for at least six (6) years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum suitability standards established in your state and by us;
- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;
- are able to bear the economic risk of the investment based on your overall financial situation; and
- have an apparent understanding of:
  - the fundamental risks of an investment in the Offered Units;
  - the risk that you may lose your entire investment;
  - the lack of liquidity of the Offered Units;
  - the restrictions on transferability of the Offered Units;
  - the background and qualifications of our management; and
  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, the form of which is attached hereto at Appendix B, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units and the Conversion Units. In the event you or another Class A Member or a regulatory authority attempt to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

HOW TO SUBSCRIBE

Prior to subscribing for the Offered Units, you should review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular. Prospective investors who meet the suitability standards described above may subscribe for Offered Units as follows:

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B.

- Deliver your completed and executed Subscription Agreement to our dealer-manager at the address set forth in the Subscription Agreement.

- Payment for your Offered Units may be made (i) via check, draft or money order made payable to "SunTrust Bank as escrow agent for ALLEGIANCY, LLC" and delivered to our dealer-manager with your Subscription Agreement; (ii) via wire transfer to the escrow agent, pursuant to the wiring instructions in your Subscription Agreement; and (iii) by authorization of withdrawal from securities accounts maintained with the selling group.
- If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until the final closing or termination of this offering. If a purchaser authorizes a selling group member to withdraw the amount of the purchase price from a securities account, the selling group member will do so as of the date of closing.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units. In the event you or another Class A Member or a regulatory authority attempt to hold us liable because Class

A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, the escrow agent will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days after receipt shall be deemed rejected. Accepted subscription amounts will be placed in an interest-bearing escrow account with the escrow agent, until subscriptions for the minimum offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our company, which will use the proceeds for the purposes described in this Offering Circular.

If the minimum offering amount is not sold by January 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, the offering will be terminated and all amounts held in the escrow account will be promptly returned to the subscribers, with interest and without deduction for expense.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this Offering Circular for additional details on how you can subscribe for Offered Units.

SUMMARY OF THE OFFERING CIRCULAR

This summary of the Offering Circular highlights material information contained elsewhere in this Offering Circular. Because it is a summary, it may not contain all of the information that is important to your decision of whether to invest in the Offered Units. To understand this offering fully, you should read the entire Offering Circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the company," or "our" refers to ALLEGIANCY, LLC and our subsidiaries, if any, except where the context otherwise requires. The term "Operating Agreement" refers to our company's Amended and Restated Limited Liability Company Agreement, which will be entered into on or before the initial closing of this offering and which amends and restates that certain Declaration of Operation of our company by and between our company and Continuum Capital, LLC as its sole original member, dated January 22, 2013. The term "initial closing" refers to the first closing on the sale of Offered Units, which shall occur on the earliest date on which we and our dealer-manager have mutually determined that subscription agreements have been accepted, and accompanying funds have been received, for the minimum offering amount and all closing conditions for our acquisition of REVA Management Advisors, LLC, or RMA, have been satisfied or waived. The satisfaction or waiver of all closing conditions of our acquisition of RMA must occur prior to our initial closing.

General

ALLEGIANCY, LLC was formed as a Delaware limited liability company on January 22, 2013. We intend, upon the initial closing of this offering, to engage in the business of providing asset and property management services related to commercial real estate, or our business. We intend to emphasize suburban office properties in secondary and smaller markets; however, we will not be limited in the classes and locations of assets we may manage. We intend to produce income from asset management fees, leasing fees, construction fees, financing fees and advisory services.

We intend to acquire RMA concurrently with the initial closing of this offering. RMA was formed on January 6, 2006, and since such time has engaged in our business. RMA's current managed portfolio consists of approximately thirty-two buildings, which management is governed by thirteen contracts. Certain contracts govern the management of multiple buildings on a portfolio basis. In 2012, RMA had $1,522,061 in total revenues and had total earnings of $351,205.

Concurrent with the initial closing of this offering, we intend to acquire all of the membership interests of RMA, from Continuum Capital, LLC, a Virginia limited liability company, and Chesapeake Realty Advisors, LLC, a Virginia limited liability company, who we collectively refer to herein as our contributors. In exchange for their membership interests in RMA, each of our contributors will receive 625,000 Class B Units valued at $6,250,000 representing 50% each of the Class B Units in our company expected to be outstanding as of the initial closing of this offering. Following the closing of the contribution of RMA, Continuum Capital, LLC will own 625,100 Class B Units in us and Chesapeake Realty Advisors, LLC will own 625,000 Class B Units in us. If the minimum offering amount is sold, then Continuum Capital, LLC will own 41.67% of our total outstanding membership interests and Chesapeake Realty Advisors, LLC will own 41.66% of our total outstanding membership interests. Continuum Capital, LLC and Chesapeake Realty Advisors, LLC will own 35.72% and 35.71%, respectively, of the total outstanding membership interests of our company if the maximum offering amount is sold.

The value of the membership interests of our contributors in RMA was determined pursuant to the negotiations of the same between our dealer-manager, our contributors and us, and we have not received an independent appraisal or fairness opinion with respect to this contribution. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value.

Our independent, non-executive manager has reviewed and approved our contribution agreement and the transactions contemplated thereby. The closing of our acquisition of RMA is subject to certain conditions which must be met or waived prior to our acquisition of RMA. *See* **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Contribution Agreement."** We will not break escrow and close upon any investment in us until such time as we may acquire RMA. If all closing conditions to our acquisition of RMA are not met or waived prior to January 31, 2014 then we and our dealer-manager will instruct our escrow agent to return all proceeds in escrow with interest and without deduction. We may waive any of the closing conditions to our obligation to close on the acquisition of RMA. Our board of managers has sole discretion as to whether to waive closing conditions or not, and any such waiver would be subject to the approval of our independent manager.

Following our acquisition of RMA we intend to operate RMA as our subsidiary and will operate our business through RMA. We intend to use the proceeds from this offering to fund our operations which includes the expansion of properties under management through (i) marketing directly to property owners and (ii) the acquisition of the operations of other asset managers whose assets under management fit our targeted portfolio. We may further use the proceeds of this offering, or our cash flow, to, in the discretion of our board, make loans to property owners in order to assist with immediate property capitalization needs and to alleviate management transition costs in conjunction with our acquisitions. Although the terms of each loan may vary, we intend to limit property owner loans to $100,000 per 12-month period per property and must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum.

Our Company

Our company is a Delaware limited liability company and was formed on January 22, 2013 pursuant to a Certificate of Formation filed with the Delaware Secretary of State and that certain Declaration of Operation of our company dated January 22, 2013 by and between our company and Continuum Capital, LLC as its sole original member. Purchasers of our Offered Units will become Class A Members in our company with respect to their ownership of Offered Units. Our remaining members, Class A Members who purchase Class B Units pursuant to exercise of their Purchase Rights, or Class A Members whose Offered Units are converted into Conversion Units, will be Class B Members with respect to their ownership of Class B Units. Investors' execution of their respective Subscription Agreements will also constitute execution of, and agreement to, our Operating Agreement. Our Operating Agreement, which is attached to this Offering Circular as Appendix A, governs the various rights and obligations of our members, including the Class A Members.

Our board of managers is responsible for the day-to-day management of our business and affairs. Subject to certain limitations contained in our Operating Agreement, our board may delegate its authority to one or more officers. Stevens M. Sadler is our initial manager and our President. As initial manager, Stevens M. Sadler has appointed two additional members of our board of managers. Steve has appointed Christopher K. Sadler, his brother, and David L. Moore, who is our non-executive independent manager, to the board of managers. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld. Our members, including Class A Members, have the right to vote only on certain major decisions. *See* "**MANAGEMENT – Major Decision Rights**" and "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement**." Approval of the members holding a majority, defined in our Operating Agreement as members owning more than 50% of the units of the company, including the Offered Units, present and voting at a duly called and held meeting of our members at which a quorum is present, will be required before we may take any of the following actions with respect to our company:

- (i) Amendment of our Operating Agreement or Certificate of Formation;
- (ii) The conversion of our company to another type of entity organized within or without the State of Delaware, including without limitation, a limited partnership;
- (iii) The merger, equity interest exchange, business combination or consolidation with any other person or entity, except a wholly owned subsidiary of our company, in which our company is not the surviving entity;
- (iv) Any sale, exchange or other disposition of all or substantially all of the assets of our company with the intent to liquidate the company;
- (v) Any decision to file a voluntary petition or initiate proceedings to have our company adjudicated insolvent, reorganized, liquidated, dissolved or to seek the appointment of a trustee, receiver or conservator or other similar official or to make any assignment for the general benefit of creditors of our company; or
- (vi) Any decision to dissolve or liquidate our company.

Members holding a majority of units outstanding as of the record date of any meeting and entitled to vote at such meeting will constitute a quorum for the transaction of business. Any action that may be taken at a meeting may also be taken by written consent the members holding the number of units required to take such action assuming all eligible units were in attendance and voting at a meeting. Notwithstanding romanette (iii) above, prior approval of our members will not be required if our board of managers unanimously approves a merger with real estate investment trust ("REIT"), or an entity controlled by such REIT which is taxed as a partnership, and (a) such REIT has at least $100 million in real estate assets; (b) the securities received by our members will be securities of the REIT, registered under the Securities Act, and listed on a national securities exchange; and (c) the terms of the merger will not materially diminish the voting, economic or other rights of our members.

In addition to the approval of our members required with respect to the above items, approval of members owning more than 50% of the Class A Units of the company, which include the Offered Units, present and voting at a duly called and held meeting of our Class A Members at which a quorum is present will be required before we create or authorize any new class or series of equity securities, or selling, issuing or granting additional equity securities, which are senior to the relative rights and preferences of our Class A Units, or the selling, issuing or granting of any securities exercisable for or convertible into equity securities senior to the relative rights and preferences of our Class A Units.

Securities Offered

Our company is offering a minimum of $2,500,000 and a maximum of $4,999,970 of Offered Units. The purchase price per Offered Unit is $10.00 and the minimum purchase requirement is one thousand (1,000) Offered Units ($10,000); however, we can waive the minimum purchase requirement in our sole discretion.

We are also offering Class B Units of our membership interests in an amount equal to the number of Class B Units that may be issued upon our exercise of our right to convert Offered Units into Class B Units following the fifth anniversary of our initial closing. The amount of Class B Units being offered is not determinable at this time because the number of Class B Units issuable upon conversion of a Class A Unit is subject to the formula set forth below. We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into Class B Units, provided, however, that in order for us to convert the Offered Units, a closing price for the Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) through bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. We established the conversion amount of $20.00 of Class B Units based upon our negotiations with our dealer-manager.

The value of the Class B Units shall be established using the most recent closing price for the Class B Units. Purchasers of Offered Units who remain holders of Offered Units as of the fifth anniversary of our initial closing will be required to accept the Class B Units if we otherwise meet the conditions for conversion; therefore, purchasers of Offered Units are making the decision to acquire Conversion Units concurrently with their decision to invest in the Offered Units. *See* "- **Class B Units**" below.

Purchasers of Offered Units are entitled to certain preferences on distributions from us. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our board of managers' discretion in declaring distributions.** Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative preferred return of six percent (6%) per annum multiplied by (i) $10.00 and (ii) the number of Offered Units held in our company, which cumulative preferred return shall accrue annually until paid. If our board of managers elects to make distributions, such distributions will first be made to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, distributions beyond those necessary to pay our Class A Members unpaid preferred returns will be made to the members as a whole, in accordance with their percentage interests in the company. Any distributions paid to our Class A Members in excess of their cumulative preferred returns for that year shall not be applied against or reduce the cumulative preferred returns to which the Class A Members are entitled for the following year. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

All distributions will be funded from cash flow from our operations. **The receipt of Class A Members' preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our board of managers, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

Our dealer-manager will also have the right, but not the obligation, to purchase Underwriter Warrants. An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2). For purposes of this restriction, the commencement of the offering is deemed to be the date on which the Offering Statement of which this offering circular is a part is declared qualified by the SEC.

We will be required to redeem up to one-third of the Offered Units purchased in the offering for cash on each of the third, fourth and fifth anniversaries of the initial closing of the offering, each of which we refer to herein as a "redemption date". The cash redemption price for the Offered Units will be $16.00 per Offered Unit on the third anniversary of the initial closing of the offering, $17.00 per Offered Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Offered Unit on the fifth anniversary of the initial closing of the offering. We will have no obligation to redeem Offered Units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then we shall redeem Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units. **While our company is required to redeem Offered Units as described above, we do not intend to establish a sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.**

Investors will be permitted to request redemption with respect to any particular redemption date beginning 120 days prior to the applicable redemption date and ending 30 days prior to the redemption date. We will provide written notice, which may include notice via electronic means, of each upcoming redemption date to investors no later than 30 days prior to the beginning of the 90-day period in which investors may request redemption.

We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into Class B Units, provided, however, that in order for us to convert the Offered Units, a closing price for the Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) though bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. The value of the Class B Units shall be established using the most recent closing price for the Class B Units. We established the conversion amount of $20.00 of Class B Units based upon our negotiations with our dealer-manager.

Each Offered Unit will also entitle its holder to a right to purchase one Class B Unit. The Purchase Right, may only be exercised either (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. The Purchase Right associated with any Offered Unit shall expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. Our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states. The exercise price for a Class B Unit which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per Class B Unit. If you are exercising your Purchase Right as a result of a redemption of some, or all, of your Offered Units, you may apply a portion of the cash redemption price otherwise payable to you on the redemption date toward the payment of the exercise price, up to the total exercise price for any Class B Units being purchased pursuant to the Purchase Right.

Class A Members owning more than 80% of the Offered Units ("Supermajority of the Class A Members") may vote to remove a manager for "good cause". A manager may also be removed by the affirmative vote of at least 80% of the members as a whole ("Supermajority of the Members"). We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Every purchaser of Offered Units will be required to become a Class A Member of the company and a party to our Operating Agreement. Our remaining members are called Class B Members. The aggregate number of authorized Class B Units is 20,000,000. *See* "**DESCRIPTION OF OFFERED SECURITIES – Description of Our Operating Agreement.**" Our Operating Agreement is attached as Appendix A to this Offering Circular.

Class B Units

Investors in this offering will have the Purchase Rights described above regarding our Class B Units and we will have the right to convert investors' Offered Units into the Conversion Units upon the fifth anniversary of our initial closing as described above. Our Class B Units have significantly different rights associated with them than do our Class A Units. Set forth below are the material differences between our Class B Units and the Offered Units:

- Class B Units do not have any right to preferred distributions from us;
- Class B Units do not have any rights to redemption;
- Class B Units do not include a purchase right for any additional security in us;
- Our board may issue securities senior to the Class B Units without the consent of members holding a majority of our units; and
- Our Class B Members do not have the right to vote separately as a class for the removal of a manager for good cause, but will be included with all other outstanding classes of our units permitted to vote on the removal of a manager.

Taxation

We have filed with the Internal Revenue Service to be taxed as a subchapter C corporation effective as of June 30, 2013, and, as such, we will be required to pay federal income tax at the corporate tax rates on our taxable income.

Plan of Distribution

We are offering a minimum of 250,000 and a maximum of 499,997 Offered Units in this offering for $10.00 per Offered Unit. The minimum purchase in this offering is 1,000 Offered Units, for a minimum purchase price of $10,000; however, we can waive the minimum purchase requirement at our sole discretion. **Subscriptions for an aggregate of 250,000 Offered Units ($2,500,000) must be received, accepted by us and deposited with SunTrust Bank, our escrow agent, before any proceeds of this offering will be released to us.** If the minimum offering amount is not sold by January 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, the offering will be terminated and all funds will be promptly returned to investors (within one business day) with interest and without deduction.

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. In addition to the Underwriter Warrants, which our dealer-manager will have the right, but not the obligation to purchase, our dealer-manager will receive selling commissions of 7% of the offering proceeds, which it may re-allow and pay to participating broker-dealers who sell Offered Units, and our dealer-manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. *See* "**PLAN OF DISTRIBUTION**." Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. However, our dealer-manager will receive the accountable expense allowance only to the extent of it expenses actually incurred with respect to this offering. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to retain a portion of the 7% selling commissions. Any portion of the 7% selling commissions retained by the dealer-manager would be included within the amount of selling commissions payable by us and not in addition thereto. *See* "**ESTIMATED USE OF PROCEEDS**."

We will not receive any consideration for, and we will not pay any underwriting compensation in relation to, the conversion, if any, of outstanding Offered Units into Conversion Units after the fifth anniversary of our initial closing.

Interest of Management and Related Parties

Except for fees paid to David L. Moore, our independent manager, as compensation for serving as our independent manager, and to the non-voting observer who may be appointed to our board of managers by our dealer-manager subject to the approval of our board of managers, which approval may not be unreasonably withheld, our board of managers will not receive any remuneration for acting as our managers. We have agreed to pay David L. Moore and the non-voting observer appointed by our dealer-manager $2,500 per meeting of the board of managers (up to $10,000 per calendar year) and to issue each of them equity compensation as may be determined by our board. In addition, the non-voting observer shall be reimbursed for reasonable travel expenses incurred by such non-voting observer for his or her attendance in person at meetings of our board of managers.

Each of Stevens M. Sadler and Christopher K. Sadler, in addition to being members of our board of managers, will be our President and Executive Vice President, respectively, and in such positions will receive salaries, benefits and potentially equity compensation from us. *See* "**MANAGEMENT.**"

Our contributors, who will become Class B Members of our company upon the closing of the contribution of RMA to us, are related parties to us. Stevens M. Sadler, our initial manager, is the manager of Continuum Capital, LLC. The members of Continuum Capital, LLC consist of Stevens M. Sadler's spouse and various trusts established for the benefit of his children. Christopher K. Sadler, who is also a manager of our company is the manager of Chesapeake Realty Advisors, LLC. The members of Chesapeake Realty Advisors, LLC consist of Christopher K. Sadler's spouse and various trusts established for the benefit of his children. Therefore, the families of Stevens M. Sadler and Christopher K. Sadler, will benefit from the Class B Units in us issued to our contributors in exchange for their membership interests in RMA.

Subject to our profitability and our board of managers' discretion in making distributions, our Class B Members will be entitled to the declared distributions described in "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" below.

No Reporting Requirements under the Exchange Act of 1934

As of the date of this offering circular, we do not intend to list the Offered Units on a national securities exchange, we are making this offering pursuant to the exemption provided in Regulation A and we do not intend to have more than 2,000 holders of record, or 500 holders of record who are not accredited investors, of a class of our equity securities. Therefore, we do not intend to register under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject our company to the reporting requirements thereunder. As a result, we will not be subject to the periodic and current reporting requirements of Sections 13 or 15(d) of the Exchange Act and will not be required to file periodic reports on Form 10-K and Form 10-Q or current reports on Form 8-K with the SEC. Although this offering and future issuances and trading of the Offered Units or other classes of equity securities of our company may result in our company becoming a reporting company, we hope to avoid as long as possible being subject to the periodic and current reporting requirements, proxy and other disclosure requirements of the Exchange Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Offered Units and our Conversion Units is highly speculative and is suitable only for persons or entities who are able to evaluate the risks of the investment. An investment in our Offered Units and Conversion Units should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers should consider the following risks before making a decision to purchase our Offered Units. To the best of our knowledge, we have included all material risks to investors in this section.

General Risks of an Investment in Us

An investment in our Offered Units and our Conversion Units is a speculative investment, and therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units, or our Conversion Units following our exercise of our conversion right. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

Cash distributions are not guaranteed and may fluctuate with our performance.

There can be no assurance that cash distributions will, in fact, be made or, if made, whether those distributions will be made when or in the amount projected. The actual amount of cash that is available to be distributed will depend upon numerous factors, including:

- cash flow generated by operations;
- our success in acquiring and retaining targeted assets;
- the performance of the underlying real properties which are the subject of our assets;
- cost of acquisitions (including related debt service payments, if any);
- fluctuations in working capital;
- restrictions contained in our debt instruments, if applicable;
- capital expenditures;
- reserves made by the board of managers in its discretion;
- our board's discretion in declaring distributions;
- prevailing economic and industry conditions; and
- financial, business and other factors, a number of which are beyond our control.

Our indebtedness, or that of our subsidiaries, may limit our ability to make distributions and may affect our operations.

We, or our subsidiaries, including RMA, may seek debt financing to assist with the financing of our or their acquisitions and future operations. Our ability, or that of our subsidiaries, to make principal and interest payments with respect to such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control or the control of our subsidiaries. In addition, most of such indebtedness will likely be secured by substantially all of our or our subsidiaries' assets, as applicable, and will contain restrictive covenants that limit our, or our subsidiaries', ability to distribute cash and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our or our subsidiaries' ability to make distributions to us or our members, respectively. Such leverage may also adversely affect our ability or that of our subsidiaries to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions.

There is no sinking fund for redemptions.

Purchasers of Offered Units will have the right to require the company to redeem their Offered Units in accordance with our Operating Agreement as described below in "**DESCRIPTION OF OFFERED SECURITIES – Redemption of Offered Units.**" However, we do not intend to establish any sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.

Risks Related to Our Business

Our revenues are subject to and largely dependent upon the success of the underlying assets which we will be managing.

Revenue from our assets, which will consist primarily of asset management contracts, will largely consist of a percentage of the revenue from the real property assets which we will be managing and other fees from the sale or refinancing of such assets. Therefore, the success of our company and the economic success of an investment in our company will greatly depend upon the results of operations of such managed assets, which will be subject to those risks typically associated with investment in real estate. The real estate industry is cyclical and is significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and demand. These factors can cause fluctuations in occupancy rates, rental rates and operating expenses. Reductions in rental rates or increases in vacancy will directly and adversely affect the revenues we earn for managing properties and ultimately our ability to pay distributions to you. In addition, sufficient decreases in rental rates or increases in operating expenses and vacancy rates caused by events outside of our control may nevertheless contribute to a property owner's decision to terminate us.

The national economy and the regional and local economies of our managed properties' locations will affect the performance of our business.

The performance of commercial real estate, including our targeted suburban office assets, would likely be negatively affected by a slowing economy, as poorer business performance and diminished confidence will reduce demand for space at our managed properties. Further, over the past several years, a generally weak real estate market and other financial and geopolitical issues, have contributed to increased volatility and uncertainty in the financial and credit markets and diminished expectations for the economy going forward. This fragility in the credit markets and the generally weak economic environment have impacted the real estate industry through falling transaction volumes, lower real estate valuations, liquidity restrictions, and diminished confidence. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries, or their impacts on the real estate industry. Our smaller size as compared to some of our competition may increase our susceptibility to economic downturns. The current volatile conditions and any downturn in, or weakening of, the national economy, or the regional and local economies where our managed properties are located would likely have an adverse impact on the assets which our company or our subsidiaries manage. In such event our revenues, profitability and ability to pay distributions to you would likely be materially and adversely affected.

Our business will be subject to competition for assets under management, and if we are unable to successfully compete against our competitors, our performance will be adversely affected.

The property and asset management industry is highly competitive, with competition based primarily on price and service. Our company expects to compete with large-scale, national asset managers such as CBRE, Jones Lang LaSalle and others, as well as regional and local property and asset management firms. Our larger competitors are better able to take advantage of efficiencies created by size, have better financial resources and access to capital at lower costs, and may be better known in the regional markets in which we compete. We must effectively compete with these firms in order to retain our existing asset management clients and recruit new business from property owners. If we are unable to retain our existing business or recruit business because we do not effectively compete with our competitors, then our revenues and ability to make distributions to you will be materially and adversely effective.

We intend to subcontract some of our duties under our asset management contracts to local property managers in the locales of our managed properties, and will be reliant on the performance of such local property managers.

RMA has previously and we intend to subcontract certain duties relative to the day-to-day operations of our managed properties to local property managers. Our asset management contracts permit us to do so; however, as a result, our personnel will not directly perform some of the services we have been contracted to perform. Therefore, we will not have direct control over all aspects of our performance under asset management contracts for which we have subcontracted duties. If a local property manager we engage does not perform the subcontracted services in a satisfactory manner, it could damage our relationship with the property owner.

We may not be successful in executing our growth strategy.

Our plan is to expand our business through marketing to property owners and by selectively acquiring other asset management firms. Although we believe there are numerous potential acquisition candidates in the industry, some of which represent material acquisition opportunities, there can be no assurance that we will find attractive acquisition targets in the future, that we will be able to acquire such targets on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional capital necessary to finance an acquisition will be available upon terms favorable to us or at all.

We may not be able to successfully integrate new asset management contracts into our business.

Other than the assets owned by RMA, which we expect to acquire concurrently with the initial closing of this offering, we will not have operational experience with any of our acquisition targets. Although we have developed a due diligence process to assess the viability of our targeted and future acquisitions, there is no guarantee that our due diligence procedures will reveal any and all issues with the underlying property or properties which are the subject of a targeted asset. Additionally, we may acquire assets which pertain to properties in geographic regions within the United States in which we do not currently operate. Accordingly, to the extent we acquire any such assets, we will not possess the same level of familiarity with the underlying properties to which they pertain and such properties, and therefore the acquired asset, may fail to perform in accordance with our expectations, as a result of our inability to operate them successfully. We may also fail to integrate assets successfully into our business or inaccurately assess their true value in calculating their purchase price or otherwise, which could materially and adversely affect us.

We may not be able to retain our asset management contracts or those we acquire in the future, which could materially and adversely affect us and your investment.

Our business is to manage real estate properties which are the of asset management contracts between us and property owners. Such contracts may be terminable by property owners in their sole discretion or upon other terms which are not within our control. Our failure to retain an asset management contract which we have acquired, could materially and adversely affect us and our business operations. The pressure facing companies engaged in the asset management business has grown in recent years due to an intensified focus on property level revenues as a result of the global financial crisis and the underperforming real estate market. Our inability to perform to the expectations of our clients due to such economic circumstances or due to external factors specifically affecting the underlying real property which is the subject of an acquisition may affect our ability to retain an asset and therefore have a resulting material and adverse impact on our operations.

Many of our asset management contracts will be with tenant in common groups leading to increased risk that our asset management contracts may be terminated.

Seven (7) out of RMA's thirteen (13) asset management contracts, comprising approximately 40% of RMA's revenues as of July 1, 2013 are with groups of tenant in common owners of the underlying real property asset. Further, because of our management team's experience with tenants in common, we anticipate targeting asset management contracts with tenants in common for acquisition in the future. Our asset management contracts with tenant in common owners of a property must be renewed by each tenant in common on a yearly basis. Therefore, a single minority owner of a property owned by tenants in common may cause the termination of an asset management contract without cause. If we are unable to retain our asset management contracts, then we will generate less revenue and ultimately will have less cash flow available to pay distributions to you.

Our asset management contracts terminate upon the sale of the underlying real property asset to which they apply.

All of RMA's asset management contracts terminate upon the sale of the underlying real property asset, and we generally do not expect any of the asset management contracts we may acquire or enter into in the future to bind future owners of any of the real property assets underlying our asset management contracts. While our asset management contracts generally provide for significant fees to us upon the sale of a managed property, if the new owner of a property elects not to retain us, then our revenue over the long-term will be adversely impacted. If we lose contracts due to the sale of properties and are unable to replace them with new engagements, then our cash flow available for distribution to you and the value of your investment in us will be materially and adversely impacted.

We anticipate a substantial portion of the portfolio we manage will be encumbered by mortgage debt with balloon payments at maturity, which could hasten the termination of our management.

We expect that most, if not all of the properties we manage will be encumbered by mortgage debt that has a balloon payment at maturity. Most of the properties comprising RMA's managed portfolio are encumbered by mortgage debt with balloon payments at maturity. Properties comprising approximately 97% of RMA's managed square footage and 99% of RMA's revenues are encumbered by mortgage debt requiring a balloon payment within the next ten years. If the owner(s) of a property is unable to pay the balloon payment, the owner will be required to either sell the property or refinance the mortgage debt in order to avoid a default. If the owner elects, and is able to, refinance a property, then our asset management contract would remain in place; however, if the owner elects to sell the property, or is foreclosed upon if it cannot sell or refinance, then our asset management contract would terminate.

In executing our growth strategy, we may purchase the equity of existing asset and property management businesses, which could expose us to the risk of residual liabilities.

While we intend to attempt to acquire the asset management contracts of existing asset and property management businesses in executing our growth strategy, there will likely be instances in which we are unable to do so. One such situation in which we will likely purchase the equity of an existing business, rather than its assets, will be when our management determines it will be difficult to timely obtain the necessary consents from third parties for potential acquisition target to assign its asset management contracts to us. If we purchase the equity of an existing business, we, generally, intend to require representations and warranties and indemnifications from the sellers' of the acquisition target in order to protect us from any liabilities of the acquired business. However, there can be no assurance that any residual liability in an acquired business will not exceed the ability of the seller of such business to indemnify us.

We may, from time to time, make loans to property owners in order to assist with immediate property capitalization needs and to alleviate management transition costs and there is a risk that we may not be able to collect the full amount of such loans.

Our company may make loans to property owners from time to time in order to provide funds for property repairs and other immediate capitalization needs as well for termination and other transition fees associated with transitioning management of a property to our company. Our board of managers will determine, in its sole discretion, the terms and conditions for such loans; provided, however, each loan will be limited to $100,000 per 12-month period per property and must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum. Such loans may be unsecured or may have limited security for their repayment. In the event of a default by the property owner, we may be unable to collect on our loan. There is also a possibility that our board of managers may determine it to be in our best interest to make certain concessions to a defaulting client in order to maintain the management contract for such client. All of the foregoing may have a material adverse effect on our operations.

We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to make distributions.

Our success depends on the diligence, experience and skill of our board of managers. Stevens M. Sadler is our initial manager and our President. As initial manager, Stevens M. Sadler has appointed two additional members of our board of managers. Steve has appointed Christopher K. Sadler, his brother, and David L. Moore, who is our non-executive independent manager, to the board of managers. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld. We will be dependent on our managers to perform their respective duties. RMA, our prospective subsidiary, currently holds a $1.5 million key man life insurance policy on each of Messrs. Sadler, and we anticipate becoming an owner and additional insured under such policy upon the contribution of RMA to us. However, there can be no assurance that such policies would adequately compensate us for the loss of either of Messrs. Sadler. Upon, or prior to, the initial closing of this offering, we expect to enter into employment agreements with each of Stevens M. Sadler and Christopher K. Sadler. Each of Messrs. Sadlers' employment agreements will have a four-year term, beginning on or immediately prior to the initial closing of the offering, with automatic one-year renewals unless earlier terminated, and will require the individual to devote his time and attention during normal business hours to the business and affairs of our company and our company's affiliates. We may also enter into an independent manager agreement with our independent manager which sets forth the terms and conditions of our independent manager's services to our company and his compensation therefor. The termination of such employment agreements or the loss of Mr. Stevens M. Sadler, Mr. Christopher K. Sadler, any future manager or any other key person could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on your investment.

Risks Relating to the Formation and Internal Operation of the Company

You will have only limited "major decision" rights regarding our management and it will be difficult to remove our managers, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our board of managers will have sole power and authority over the management of our company, subject only to certain rights of our members to consent to certain major decisions. *See* "**MANAGEMENT – Major Decision Rights**" for a description of decisions on which our members have the right to consent. Furthermore, a manager may only be removed for "good cause" by the affirmative vote of either (i) the Supermajority of the Class A Members or (ii) the Supermajority of the Members. *See* "**SUMMARY OF THE OFFERING CIRCULAR – Securities Offered**" for the definitions of "Supermajority of the Class A Members" and "Supermajority of the Members." We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties to the company, a manager's criminal conviction under federal or state securities laws, or any conviction of a felony under federal or state law. Therefore, you will not have an active role in our company's management and it would likely be difficult to cause a change in our management or alter our management's path if you feel they have erred.

We may change our operational policies and business and growth strategies without member consent, which may subject us to different and more significant risks in the future.

Our board of managers determines our operational policies and our business and growth strategies. Our managers may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our members. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Offering Circular. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth

Our management will have significant control over our operations by virtue of the intended equity ownership in us of entities controlled by Messrs. Sadler.

Stevens M. Sadler and Christopher K. Sadler are two of our three managers. Further, through their respective control of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC they will collectively control the voting of our 1,250,100 Class B Units anticipated to be outstanding as of the initial closing of this offering and our acquisition of RMA. These Class B Units will represent 83.33% of our outstanding units if the minimum offering amount is sold and 71.43% of our outstanding units if the maximum offering amount is sold. Therefore, in either case, Messrs. Sadler will collectively control sufficient Class B Units to consent to any action requiring the consent of a majority of the members.

Upon conversion from the Offered Units to Conversion Units investors will lose their rights to future preferred returns and to vote separately as a class to dismiss a manager for "good cause."

Subject to the closing price requirement further described in "**DESCRIPTION OF OFFERED SECURITIES – Conversion to Class B Units**," we will have the unilateral right to convert investors' Offered Units to Conversion Units as of the fifth anniversary of the initial closing of this offering. As of conversion, investors' will no longer accrue preferred returns on their investment amounts (however, preferred returns accrued prior to conversion will remain payable). This may reduce your return on investment following the conversion date. Further, Class A Members have the right to dismiss a manager for good cause through a vote of a Supermajority of the Class A Members. Once investors' Offered Units are converted to Conversion Units, they will no longer have the right to vote as a separate class, which will further limit investors' ability to influence or change management.

The ability of a member to recover all or any portion of such member's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the company or any of its subsidiaries, the proceeds realized from the liquidation of the assets of the company or such subsidiaries will be distributed among the members of the company, but only after the satisfaction of the claims of third-party creditors of the company. The ability of a member to recover all or any portion of such member's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the company will recognize gains on such liquidation.

Members may be liable for a return of distributions in the event of the insolvency of the company.

In general, members of the company may be liable for the return of a distribution to the extent that the member knew at the time of the distribution that after such distribution, the remaining assets of the company would be insufficient to pay the then outstanding liabilities of the company (exclusive of liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company). Otherwise, members are generally not liable for the debts and obligations of the company beyond the amount of the capital contributions they have made or undistributed profits.

The board of managers and our executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of the company.

Our board of managers and executive officers and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of the company's assets) from any loss or damage incurred by them, the company or the members in connection with the business of the company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty. A successful claim for such indemnification could deplete the company's assets by the amount paid. *See* "**DESCRIPTION OF OUR OFFERED SECURITIES – Description of Our Operating Agreement**" below for a detailed summary of the terms of our Operating Agreement. Our Operating Agreement is attached as Appendix A to this Offering Circular.

Risks Related to Conflicts of Interest and Interested Transactions

Certain of our affiliates possess ownership interests in or control properties which are currently managed by RMA and which will be managed by us following the initial closing of the offering, which may create a conflict of interest for certain of our managers.

Certain of our affiliates possess ownership interests in or control properties which are currently managed by RMA and which will be managed by us following the initial closing of the offering. As a result, it is possible that the terms and provisions of the asset management agreements between RMA and the respective affiliated property owners may not solely reflect the result of arm's-length negotiations. Thus, such agreements may provide for less favorable terms to RMA, and ultimately to our company, than would have been obtained were such asset management agreements entered into with unaffiliated third parties. Further, because we will succeed to these affiliated asset management relationships upon our acquisition of RMA, our independent manager will not have had the opportunity to review and approve these relationships as he will any future transactions with affiliates of our company.

Members of our board of managers and our executive officers will have other business interests and obligations to other entities.

Neither our managers nor our executive officers will be required to manage the company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the company, provided that such activities do not compete with the business of the company or otherwise breach their agreements with the company. We are dependent on our managers and executive officers to successfully operate our company, and in particular Messrs. Sadler. Their other business interests and activities could divert time and attention from operating our business.

If there is a breach of our equity contribution agreement, our contributors may not have the financial wherewithal to indemnify us.

We will receive certain representations, warranties and covenants from our contributors regarding RMA in our equity contribution agreement. Our contributors are required to indemnify us for any breach of such representations, warranties and covenants. However, there can be no guarantee that if we were to seek indemnification from one or both of our contributors, they would have the financial wherewithal to pay any claim. If a breach of our equity contribution agreement results in significant liability to us or to RMA as our subsidiary and our contributors' are unable to indemnify us for such breach, then our business and the value of your investment would be materially and adversely affected.

Prior to the initial closing of this offering, all closing conditions to our acquisition of RMA must have been waived or satisfied; therefore, our board of managers may be incentivized to waive closing conditions that it may not waive in an unaffiliated transaction.

Our obligation to close on the acquisition of RMA is subject to certain closing conditions that must be fulfilled by our contributors or waived by us prior to closing. Because our initial closing and the launch of our business are predicated on the waiver or fulfillment of all closing conditions to our acquisition of RMA, our board may have an incentive to be more accommodating in the waiver of closing conditions than it would in respect of an agreement with an independent third party. While any such waiver is subject to the approval of our independent manager, if our board waives a material closing condition, then we may incur additional risk with respect to our acquisition of RMA.

Risks Related to the Offering and Lack of Liquidity

We do not anticipate a public market developing and our Offered Units are subject to transfer restrictions contained in our Operating Agreement; therefore, the Offered Units, and any Conversion Units into which they are converted should be considered an illiquid investment.

We do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market, and our Conversion Units may constitute the same upon their issuance, if any. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of our Offered Units. No transfer will be allowed if the board of managers determines that the transfer will (i) cause the assets of the company to become "plan assets" under ERISA, (ii) cause the company to violate any law, rule or regulation applicable to the company or the Offered Units, including without limitation federal or state securities laws, or (iii) would cause our company to become subject to the reporting requirements of the Exchange Act. Our Operating Agreement provides that in order to transfer a membership interest in us, including our Offered Units and our Conversion Units, a member must first give our board of managers notice of the member's intent to assign his, her or its interest. Our board of managers then has seven (7) days to object to the transfer before the member may transfer his, her or its membership interest to a third party. A failure of the board of managers to object within such seven-day period shall be deemed its consent to such transfer. Sales of our Offered Units may be made, subject to the foregoing transfer restrictions, in negotiated transactions that may be facilitated by our dealer-manager. However, there is no established trading market for our securities and there can be no assurance that buyers of our Offered Units, will be available in such privately negotiated transactions. Additionally, we cannot project whether there will be an established market for our securities when the Conversion Units are issued, if any, at least five years from the date of our initial closing. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential, and you should not rely on any resale potential in respect of our Conversion Units.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our board of managers, in consultation with our dealer-manager, has a determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

The entire amount of your purchase price for your Offered Units will not be available for investment in the company.

A portion of the offering proceeds will be used to pay selling commissions of 7% of the offering proceeds to our dealer-manager, which it may re-allow and pay to participating broker-dealers, who sell Offered Units, and our broker-dealer will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers, and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. *See* "**PLAN OF DISTRIBUTION**." Thus, a portion of the gross amount of the offering proceeds will not be available for investment in the company. *See* **"ESTIMATED USE OF PROCEEDS."**

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Offered Units and Conversion Units have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. The Offered Units and Conversion Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or Conversion Units or find an exemption under the securities laws of each state in which we offer the Offered Units or Conversion Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

Investors may experience dilution in the future upon the exercise of the Purchase Rights, the

Underwriters' Warrants, or our board of managers' decision to issue additional equity in our company.

If other investors in this offering, or subsequent holders of Class A Units, exercise the Purchase Rights associated with their Offered Units and you are unable or unwilling to do so, then you will experience dilution of your percentage interest in our company. Investors will experience additional dilution of their percentage interests in our company if our dealer-manager elects to exercise the Underwriters' Warrants we have issued to it as compensation. Further, our board of managers has the right to issue additional equity in us on terms as it may decide in its sole discretion, provided that it may not issue equity senior in rights to the Offered Units without the consent of the holders of a majority of the Offered Units. Because the Purchase Rights are exercisable for Class B Units, their exercise will not dilute your pro rata portion of cash made available to pay the preferred return; however, their exercise will dilute your pro rata portion of any cash available for distribution following the payment of the preferred return. Our Underwriter Warrants are exercisable for Class A Units, so any exercise of the would dilute the cash available to pay the preferred return as well as cash available for distribution following payment of the preferred return.

The Purchase Rights are exercisable only at certain future times and are subject to the Class B Units issuable upon exercise of the Purchase Rights qualifying for an exemption or exception from registration under the Securities Act, and the registration or exemption from registration of such Class B Units under applicable state securities laws.

The Purchase Rights associated with our Offered Units are exercisable only (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. Further, Purchase Rights expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Therefore, if you are not prepared to exercise Purchase Rights upon the redemption date of any of your Offered Units, or the fifth anniversary of the initial closing of this offering with respect to any then unredeemed Offered Units, you will lose such Purchase Rights. In addition, any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. While our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states, there can be no assurance that we will successfully complete obtain such exemptions or registrations.

We are not, and do not currently intend to become, a reporting company under the Securities Exchange Act of 1934 and, therefore, we are not subject to the periodic and current reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

As of the date of this offering circular, we do not intend to list the Offered Units on a national securities exchange, we are making this offering pursuant to the exemption provided in Regulation A and we do not intend to have more than 2,000 holders of record, or 500 holders of record who are not accredited investors, of a class of our equity securities. Therefore, we do not intend to register under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject our company to the reporting requirements thereunder. As a result, we will not be subject to the periodic and current reporting requirements of Sections 13 or 15(d) of the Exchange Act and will not be required to file periodic reports on Form 10-K and Form 10-Q or current reports on Form 8-K with the SEC. Although this offering and future issuances and trading of the Offered Units or other classes of equity securities of our company may result in our company becoming a reporting company, we hope to avoid as long as possible being subject to the periodic and current reporting requirements, proxy and other disclosure requirements of the Exchange Act. Therefore, investors' access to our financial statements and other information regarding our business will be limited to the annual report required pursuant to our Operating Agreement, and such other reports or information as we may choose to make available in our discretion.

Risks Related to Benefit Plan Investors

Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our company to ensure compliance with ERISA.

In considering an investment in the company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Units are not freely transferable and there may not be a market created in which the Offered Units may be sold or otherwise disposed; and (iii) whether interests in the company or the underlying assets owned by the company constitute "Plan Assets" under ERISA. *See* "**ERISA CONSIDERATIONS.**"

DILUTION

In the last three years, the only equity interests we have issued have been the one hundred (100) Class B Units issued to Continuum Capital, LLC as our initial member for $1,000, or $10.00 per Class B Unit. In addition, the Class B Units to be issued to our contributors, who are affiliates of Stevens M. Sadler and Christopher K. Sadler, two of our managers, will be issued at $10.00 per Class B Unit. There is no material disparity between the price per Offered Unit in this offering, $10.00, and the price at which our officers, promoters, managers and their affiliates have purchased or have the right to purchase equity interests in us. Therefore, we do not believe there will be any immediate dilution from the offering price of the Offered Units that will be absorbed by purchasers in this offering.

PLAN OF DISTRIBUTION

Offering Amount

We are offering a minimum of 250,000 and a maximum of 499,997 Offered Units in this offering for $10.00 per Offered Unit. The minimum purchase in this offering is 1,000 Offered Units, for a minimum purchase price of $10,000; however, we can waive the minimum purchase requirement at our sole discretion. **Subscriptions for the minimum offering amount of 250,000 Offered Units ($2,500,000) must be received, accepted by us and deposited with SunTrust Bank, our escrow agent, before any proceeds of this offering will be released to us. If the minimum offering amount is not sold by January 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, the offering will be terminated and all funds will be promptly returned to investors (within one business day) with interest and without deduction.**

We are also offering the Conversion Units concurrently with our offering of the Offered Units. The amount of Class B Units being offered is not determinable at this time because it is determined in accordance with the formula set forth below in "**DESCRIPTION OF OFFERED SECURITIES – Conversion to Class B Units**". No additional consideration will be received by us upon the conversion of the Offered Units into the Conversion Units, and no underwriting compensation will be paid in respect of any such conversion.

Marketing of Offered Units and Compensation of our Dealer-Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Moloney Securities Co., Inc. is our dealer-manager and principal underwriter. In addition to the Underwriter Warrants, Moloney Securities Co., Inc., our dealer-manager, will receive selling commissions of 7% of the offering proceeds, which it may re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer-manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers, and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. However, our dealer-manager will receive the accountable expense allowance only to the extent of it expenses actually incurred with respect to this offering. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to retain a portion of the 7% selling commissions. Any portion of the 7% selling commissions retained by the dealer-manager would be included within the amount of selling commissions payable by us and not in addition thereto. *See* "**ESTIMATED USE OF**

PROCEEDS."

Our dealer-manager will also have the right, but not the obligation, to purchase Underwriter Warrants. An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2). For purposes of this restriction, the commencement of the offering is deemed to be the date on which the Offering Statement of which this offering circular is a part is declared qualified by the SEC.

Our company and our dealer-manager have entered into a Sales Agency Agreement, which has been filed with the SEC as an exhibit to the Offering Statement of which this Offering Circular is a part, for the sale of our Offered Units. Broker-dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer-manager either before or after the date of this Offering Circular. The form of participating dealer agreement is an exhibit to the form of Sales Agency Agreement.

Upon completion of this offering, assuming the minimum offering amount is raised, we have granted our dealer-manager a right of first refusal to manage and conduct any subsequent capital raise by us pursuant to the terms of a nonbinding engagement letter between our dealer manager and us. This right of first refusal extends for three years from the date on which the Offering Statement of which this offering circular is a part is declared qualified by the SEC. The terms of any future engagement of the dealer-manager entered into as a result of the right of first refusal will be determined by separate agreement.

Offering Materials

This offering of our Offered Units and our Conversion Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units and our Conversion Units, although only when accompanied by or preceded by the delivery of this Offering Circular. In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units and Conversion Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

Subscription Procedures for Offered Units

Prior to subscribing for the Offered Units, you should review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular. Prospective investors who meet the suitability standards described above may subscribe for Offered Units as follows:

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B.

- Deliver your completed and executed Subscription Agreement to our dealer-manager at the address set forth in the Subscription Agreement.

- Payment for your Offered Units may be made (i) via check, draft or money order made payable to "SunTrust Bank as escrow agent for ALLEGIANCY, LLC" and delivered to our dealer-manager with your Subscription Agreement; (ii) via wire transfer to the escrow agent, pursuant to the wiring instructions in your Subscription Agreement; and (iii) by authorization of withdrawal from securities accounts maintained with the selling group.
- If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until final closing or termination of this offering. If a purchaser authorizes a selling group member to withdraw the amount of the purchase price from a securities account, the selling group member will do so as of the date of closing.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units. In the event you or another Class A Member or a regulatory authority attempt to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, the escrow agent will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days after receipt shall be deemed rejected.

See the **"WHO MAY INVEST"** section of this Offering Circular for additional details on how you can subscribe for Offered Units.

Escrow Procedures; Closings

In accordance with the provisions of SEC Rule 15c2-4 all funds received from the sale of the Offered Units will be placed in an interest-bearing escrow account with SunTrust Bank as escrow agent until subscriptions for the minimum offering amount have been received and accepted, at which time the escrow agent will release the proceeds and any interest accrued thereon to us to be used for the purposes described in this offering. If we do not receive and accept subscriptions for the minimum offering amount on or before January 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, this offering will be terminated and all funds will be promptly (within one business day) returned to subscribers with any interest accrued thereon and without deduction.

Our independent, non-executive manager has reviewed and approved our contribution agreement and the transactions contemplated thereby. The closing of our acquisition of RMA is subject to certain conditions which must be met or waived prior to our acquisition of RMA. *See* **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Contribution Agreement."** We will not break escrow and close upon any investment in us until such time as we may acquire RMA. If all closing conditions to our acquisition of RMA are not met or waived prior to January 31, 2014 then we and our dealer-manager will instruct our escrow agent to return all proceeds in escrow with interest and without deduction. We may waive any of the closing conditions to our obligation to close on the acquisition of RMA. Our board of managers has sole discretion as to whether to waive closing conditions or not, and any such waiver would be subject to the approval of our independent manager.

If we accept subscriptions for at least the minimum offering amount and hold an initial closing, we will continue to sell Offered Units until either (i) the maximum offering amount is reached or (ii) the date which is sixty (60) days following the initial closing. Following the initial closing, closings of the sale of Offered Units will be occur on a rolling basis upon our acceptance of additional subscriptions.

Indemnification of Our Dealer Manager

The obligations of our dealer-manager with respect to this offering are subject to the approval of certain legal matters by its counsel and to various other conditions. Our agreement with our dealer-manager provides that we will indemnify our dealer-manager against certain liabilities, including liabilities under the Securities Act, or contribute to payments which our dealer-manager may be required to make in respect of any such liabilities.

ESTIMATED USE OF PROCEEDS

Net proceeds to our company from this offering are anticipated to be $2,075,000 if we raise the minimum offering amount and $4,349,973 if we raise the maximum offering amount, following the payment of selling commissions, dealer-manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, for both the minimum and maximum offering amounts.

	Minimum Offering Amount		Maximum Offering Amount	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$2,500,000	100%	$4,999,970	100%
Estimated Offering Expenses[1]	$200,000	8.0%	$200,000	4.0%
Selling Commissions & Fees[2]	$225,000	9.0%	$449,997	9.0%
Net Proceeds[3]	$2,075,000	83.0%	$4,349,973	87.0%
Acquisition of Assets[4]	$1,763,750	85.0%	$3,697,477	85.0%
Property Owner Loans[5]	$103,750	5.0%	$217,499	5.0%
Working Capital[6]	$207,500	10.0%	$434,997	10.0%
Total Use of Proceeds	$2,500,000	100.0%	$4,999,970	100.0%

[1] Estimated offering expenses include legal, accounting, printing, advertising, travel, marketing, and other expenses of this offering, and transfer agent and escrow fees.

[2] Our dealer-manager will receive selling commissions of seven percent (7%) of the offering proceeds, which it may re-allow and pay to participating broker-dealers, a non-accountable due diligence, marketing and expense reimbursement fee of one percent (1%) of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. The accountable expense allowance will only be payable to our dealer-manager to extent of accountable expenses actually incurred by the dealer-manager in respect of this offering.

[3] We estimate that we will earn approximately $100 in interest on the proceeds held in our escrow account between the date on which the Offering commences and the date of the Initial Closing. Because this is a *de minimis* amount, and subject to change based upon the length of time proceeds from the sale of the Offered Units are held in escrow prior to the initial closing, we have not included this amount in the proceeds of this offering. The net proceeds of the offering will provide sufficient funding for our operations for the 12-month period immediately following the initial closing of the offering.

[4] We intend to use approximately 85% of the net proceeds of this offering to acquire the operations of, or if required equity interests in, other asset managers whose assets under management fit our targeted portfolio. We currently have not yet identified any acquisition targets.

[5] Although the terms of each loan may vary, we intend to limit property owner loans to a maximum $100,000 per 12-month period per property which must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum.

[6] We intend to use approximately 10% of the net offering proceeds to manage our business and provide working capital for operations including integration costs related to new management contracts and acquisitions and for increased marketing and transition expenses for organic growth.

DESCRIPTION OF OUR BUSINESS

General

ALLEGIANCY, LLC was formed as a Delaware limited liability company on January 22, 2013. Currently, we have no operating history or operations, however, we intend, upon the initial closing of this offering, to engage in the business of providing asset and property management services related to commercial real estate with an emphasis on suburban office properties in secondary and smaller markets. We intend to produce income from asset management fees, leasing fees, construction fees, financing fees and advisory services.

We differentiate between asset management services and property management services. Asset management services revolve around the strategic, long-term positioning of a property, including the sourcing and negotiation of leases and financing, management of significant capital investments, construction and repairs and the marketing of a property for lease and disposition as well as the tactical oversight of daily property operations. On the other hand, property management services relate to the day-to-day operations of the property, including procuring utilities and other vendors (such as trash, landscaping and maintenance) and providing onsite maintenance support to a property's tenants.

In order to maximize our ability to grow quickly with limited fixed costs, we intend to outsource many of the property management services to third party property managers doing business in the local areas where our properties under management are located. We anticipate paying these third party property managers a base management fee equal to a portion of the gross revenues of the property, in addition to other fees and expense reimbursements in some instances. The fees paid to the third party property managers we contract with will be paid out of the percentage of the gross revenues of the property we earn pursuant to our asset management agreements. Therefore, the profit we earn from any property will be reduced by the fees payable to the third party property manager with respect to such property. It is anticipated that all accounting and finance functions will be handled internally by our employees.

Upon the initial closing of this offering, all of the membership interests of RMA, an affiliate entity managed by our Managers, will be contributed from its two members, Continuum Capital, LLC, and Chesapeake Realty Advisors, LLC. *See* "– **Contribution of RMA Operations**"; and "**INTEREST OF MANAGEMENT IN OTHER TRANSACTIONS AND OTHER CONFLICTS OF INTEREST.**" RMA was formed on April 6, 2006, and has since that time been engaged in the business in which we intend to engage. RMA will become our wholly owned subsidiary through which we will operate our business.

Contribution of RMA Operations

Concurrent with the initial closing of this offering, we will acquire all of the membership interests of RMA from our contributors. We will not hold the initial closing until such time as all closing conditions of our contribution agreement have been satisfied or waived. In exchange for their membership interests in RMA, each of our contributors will receive 625,000 Class B Units valued at $6,250,000 representing 50% each of the Class B Units in our company expected to be outstanding as of the initial closing. The value of the membership interests of our contributors in RMA was determined pursuant to the negotiations of the same between our dealer-manager, our contributors and us, and we have not received an independent appraisal or fairness opinion with respect to this contribution. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value. Our independent, non-executive manager, has reviewed and approved the contribution agreement and the transactions contemplated thereby.

RMA's Operations

RMA currently manages properties in Pennsylvania, Virginia, North Carolina, South Carolina, Missouri, Georgia and Florida consisting primarily of office properties with some flex/office and warehouse space. RMA's current managed portfolio consists of approximately thirty-two buildings, which management is governed by thirteen contracts. Certain contracts govern the management of multiple properties on a portfolio basis. Square footage of the properties range from approximately 15,000 square feet to approximately 150,000 square feet, with an aggregate of 1,600,000 square feet under management. It currently employs approximately eight employees and staff, all of which are employed full time, for the purposes of its day to day operations.

RMA's gross annual revenue from the operations of its properties under management as of December 31, 2012 was $1,522,061. Since December 31, 2012, RMA has added 2 properties to its portfolio of managed properties with aggregate estimated annual revenues of $110,000.

RMA's management of the properties is governed by various management agreements, which each have a term of one year and are renewable automatically subject to: (i) the right of the property owner to terminate within thirty (30) days prior to the end of the calendar year or for cause, or (ii) the right of RMA to terminate upon the default of the property owner which remains uncured for more than thirty (30) days following notice by RMA to the property owner of such default. The fees payable to RMA under the asset management agreements vary as follows:

- property management fee ranging from 4% to 6% of the gross revenues of the property;
- asset management fees, if any, of 2% of the gross revenues of the property;
- leasing commissions ranging from 1% to 7.5% of the value of new leases entered into and 0 to 5% for renewals;
- construction management fees ranging from 3% to 5% of amounts spent on construction or repair of the property in a calendar year ;
- selling commissions ranging from 1% to 3% of the gross sales price of the property; and
- financing fees ranging from 1% to 1.5% for the procurement of financing for a property.

A table setting forth RMA's portfolio of managed properties in greater detail is attached to this Offering Circular as Appendix C. Contracts representing twelve out of RMA's thirty-two managed buildings are with affiliates of our company and RMA, which contracts generate approximately 31% of RMA's annual gross revenue. *See* **"INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST - Ownership or Control of Properties Managed by RMA by Stevens M. Sadler and Christopher K. Sadler."**

RMA has contracted with third party property managers in respect of 12 of its asset management contracts. RMA pays base property management fees of 1.25% to 2.5% with respect to the third party property managers' management of the properties covered by these contracts. RMA pays additional fees, including leasing commissions, construction fees, personnel and payroll costs and accounting fees with respect to certain property management relationships. For the calendar year ended December 31, 2012, RMA paid approximately $357,000 in fees to third party property managers. A tabular presentation of the property management fees associated with each of RMA's managed properties is included on Appendix C.

Operations

Our business will depend on two critical aspects of our operations:

1) Effective, performance-driven management of the properties we are hired to manage;

2) Effectively expanding the portfolio which we manage on behalf of our property-owning clientele.

Asset/Property Management

We intend to operate our business with a singular objective being paramount – increase the profitability of our clientele's real estate assets. We believe our approach is analogous to that of financial asset managers where investments in personnel, technology, research and systems result in performance advantages. We believe this is the ultimate test of the effectiveness of professional property and asset management and should allow for developing long term relationships with our existing clientele, increase our revenue, as well as assist us in effectively marketing to others as we grow the portfolio of assets under management.

We intend to use what we refer to as our Aggressively Proactive[sm] approach to asset and property management, which emphasizes:

- aggressive marketing and effective management in an effort to increase tenant occupancy at subject properties and increase tenant retention.

- utilization of technology and data driven decision-making in an effort to reduce property operating costs, thus providing improved financial performance of our properties, and provide better service to our subject properties' tenant base.
- personal interaction with key tenants, investors and vendors to provide a quality of "old-fashioned customer service" – increasing personal affinity that is meant to make us and our subject properties a priority to our vendors, help us to retain tenants and establish trust with our property owners.
- Proactively and prudently managing capital investment at each property with a view to maximizing rental income, tenant retention and long term asset value.

Expansion of Client Base

We will seek to expand the property base for which we provide management services through direct marketing and recruitment of property owners to our services, as well as selectively targeting acquisitions of the operations of other asset/property management firms. Regardless of the channel to be used, a particular emphasis will be placed on the identification of management opportunities with significant potential for cash flow improvement, asset value strengthening, conservation of capital and maximization of investor returns with a view to creating high gross revenue on which our fee income is based.

Promotion of our services among property owners and their agents within our established networks of commercial real estate attorneys, alternative asset investment specialists and investors will be critical to attracting property owners to our services. We believe a significant opportunity exists to recruit new business from groups that own previously syndicated properties, looking to transition the management of their property. As part of such transitions, we may make loans to such owners in order to assist with immediate property capitalization needs and to alleviate management transition costs as an incentive to hire us. Although the terms of each loan may vary, each loan will be limited to $100,000 per 12-month period per property and must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum.

When we acquire the operations of other asset/property managers, we intend to structure such acquisitions as purchases of their assets, and specifically only their asset management contracts. However, if a selling asset manager is unwilling or unable to sell its assets, then we may purchase the equity of the target manager outright from its owners. The consideration we pay for any corporate acquisition may be cash, Class B Units or other equity in our company, or both. Furthermore, we anticipate a portion of the purchase price in any corporate acquisition may be contingent in nature and be based on future performance of the acquired business or assets.

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Structure Chart

Set forth below is a structure chart for our company. This chart assumes that we have sold the maximum offering amount and closed on the acquisition of RMA.



Investors
499,997 Class A
Units
Continuum Capital,
LLC
625,100 Class B
Units
Chesapeake Realty
Advisors, LLC
625,000 Class B
Units
28.57%
35.72%
35.71%
Allegiancy,
LLC
100%
REVA
Management
Advisors, LLC

Competition

The property and asset management industry is highly fragmented, with competition based primarily on price. While we will, by definition, compete with large-scale, national asset managers such as CBRE and Jones Lang LaSalle, our primary focus will be on smaller properties with syndicated ownership in secondary markets where small regional and local property and asset management firms are the primary competition. In this way, we expect to maximize the value of our investments in technology, systems and personnel.

DESCRIPTION OF OUR PROPERTIES

As of the date of this offering circular, we do not own any property or assets. We intend to acquire 100% of the membership interests in RMA to be contributed by our contributors concurrently with the initial closing of this offering in accordance with the terms of our equity contribution agreement. *See* "**DESCRIPTION OF OUR BUSINESS – Contribution of RMA Operations.**" Therefore, as of the initial closing, our primary asset is anticipated to be our equity interest in RMA.

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MANAGEMENT

Our company is a managed by our board of managers, which has the sole power to manage our company's day-to-day affairs and may bind our company to contracts. Subject to certain limitations set forth in our Operating Agreement, our board may delegate its powers and authority to officers of our company. *See* "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement.**" The board of managers unilaterally controls our management, subject to the rights of the members holding a majority (which is defined in our Operating Agreement as greater than 50%) of the Units in the company, to approve certain major decisions, as more fully described below in "**- Major Decision Rights.**" We will rely on our board of managers to manage our business. Stevens M. Sadler was the initial member of our board of managers, and, in accordance with our Operating Agreement, he has appointed Christopher K. Sadler, his brother, and David L. Moore, our independent, non-executive manager, as the other members of our board of managers. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld. Steve Sadler has appointed Chris Sadler as a manager in connection with the prospective contribution of Chesapeake Realty Advisors, LLC's interests in RMA to us, and Mr. Moore's appointment is based on the compensation set forth below. There are no other understandings or arrangements relative to the appointment of our board of managers.

Following the appointment of our board of managers by our initial manager, members of our board of managers will serve indefinitely until they either resign, die or are otherwise removed from office. A manager may be removed from office solely for "good cause" by either a Supermajority of the Class A Members or a Supermajority of the Members. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Our board of managers has delegated our day-to-day operations to our executive officers. Stevens M. Sadler is currently our President, and sole executive officer. We anticipate that on or prior to the initial closing of this offering, Christopher K. Sadler will be appointed our Executive Vice President. Our executive officers have accepted their appointment, or nomination to be appointed, on the basis of the compensation to be paid to them. *See* "**-Remuneration of Executive Officers and Managers of Our Company**" below. Our executive officers will serve indefinitely until their death, resignation or removal. Our board of managers may remove our executive officers subject to the terms of any employment agreements we enter into with them. *See* " – **Employment Agreements**" below.

Messrs. Sadler will receive compensation for acting in their capacities our executive officers, but will not receive additional compensation as members of our board of managers; however they may receive reimbursements of their expenses incurred in their capacities as managers. We will pay David L. Moore, our independent manager, and any non-voting observer appointed by our dealer-manager from time to time, $2,500 per meeting of the board of managers which they attend (up to $10,000 total per calendar year) and equity compensation as may be determined by our board of managers in addition to reimbursing Mr. Moore for his expenses incurred in acting in his capacity as a manager and reimbursing the non-voting observer appointed by our dealer-manager for reasonable travel expenses incurred by such non-voting observer for his or her attendance in person at meetings of our board of managers.

Biographical Information

Biographical information regarding our managers, executive officers and manager and executive officer nominees is set forth below.

Name	Title	Age
Stevens M. Sadler	Manager and President	47
Christopher K. Sadler	Manager Nominee and Executive Vice President Nominee	52
David L. Moore	Manager Nominee	65

Stevens M. Sadler, CFA. Steve Sadler is our initial manager and our President. He graduated from Florida State University in August 1989 with a BA in East Asian Studies/ Economics and has held a Chartered Financial Analyst designation since September 1996. He has spent nearly twenty years in financial services and the investment banking field. Steve started pursuing investment banking projects in commercial real estate during his tenure in Signet Bank's Capital Markets Group (now Wells Fargo) from September 1993 to October 1997. Steve has participated in public and private securities offerings related to commercial real estate valued at more than $1 billion, and through the same has been involved in a wide range of asset classes and financing structures. Together with his brother Chris, Steve founded Real Estate Value Advisors, LLC, an affiliate of our company, in December 2005 and founded RMA in January 2006. He has been a managing director of both since their inception. Together they have operated and grown RMA's asset management operations over the last five years. Steve has primary responsibility for the strategic direction and growth of RMA with daily oversight over marketing and capital fundraising, as well as over the early stages (first 120 days) of asset management and property operations for assets that have underperformed prior to joining the RMA portfolio.

Christopher K. Sadler, MBA. Christopher Sadler is a member of our board of managers and our Executive Vice President nominee. He graduated from Vanderbilt University with a BA in economics in May 1982 and an MBA from Vanderbilt's Owen Graduate School of Management in May 1984. Chris has spent the entirety of his career in the commercial real estate business. The first ten years were spent in the investment banking field with Prudential Real Estate Investors in New York from May 1984 to September 1989 and Baring Brothers, LTD in London from September 1989 to October 1993; where Chris was responsible for over $2 billion in acquisition and sales transactions. In October 1993, Chris left the world of corporate finance and pursued various investment and development projects until December 2005 when Chris co-founded Real Estate Value Advisors, LLC, an affiliate of our company and RMA, with his brother Steve. In January 2006, he and his brother Steve founded RMA and he has been a managing director of RMA since its inception. Together they have operated and grown RMA's asset management operations over the last five years. Chris is primarily responsible for the asset management of all stabilized properties in RMA's portfolio including oversight over accounting, property management and leasing.

David L. Moore, CPA. David L. Moore is our independent, non-executive member of our board of managers. Mr. Moore graduated from Penn State University with a BS in Accounting in December 1969 and has been a Certified Public Accountant since May 1983. He has over 20 years of experience as a corporate controller and/or CFO for businesses in the central Virginia area. Since January 2006, Mr. Moore has been the controller for Logistics Solutions Group, Inc., a Virginia based information technology company servicing the needs of the Department of Defense and other government agencies. Mr. Moore's responsibilities as controller for Logistics Solutions Group, Inc. include the supervision of all financial operations of the company, the preparation of financial statements and preparing and analyzing budgets, cash flow forecasts and strategic plans.

Remuneration of Executive Officers and Managers of Our Company

Our company has not yet commenced operations and so has not yet paid any remuneration to any officers or managers. Set forth below is a table of remuneration expected to be paid to our executive officers and non-executive, independent manager commencing concurrently with our initial closing.

Name	Capacity	Remuneration
Stevens M. Sadler	President[1]	$180,000 annual salary Bonus Compensation Equal to a percentage of salary to be fixed by the board of managers[2]
Christopher K. Sadler	Executive Vice President[1]	$180,000 annual salary Bonus Compensation Equal to a percentage of salary to be fixed by the board of managers[2]
David L. Moore	Non-Executive, Independent Manager	$2,500 per meeting of the board of managers attended (up to $10,000 total per calendar year) and equity compensation as may be determined by our board of managers.

[1] Stevens M. Sadler and Christopher K. Sadler are each members of our board of managers; however, neither of them will receive remuneration for acting as a manager.

[2]We intend to provide Messrs. Sadler with bonus compensation equivalent to a percentage of their salary, which percentage will be fixed on an annual basis by our board of managers, and subject to the approval of our independent manager. Any bonus compensation payable may be contingent on our company's meeting performance hurdles to be fixed by our board, with independent manager approval. Bonus compensation will be paid 25% in cash and 75% in equity compensation, which will consist of restricted Class B Units, subject to vesting and exercise terms to be determined by our board.

Major Decision Rights

Although our board of managers will have the sole authority to manage our business and to bind our company, which it may delegate to our executive officers, the members of our company will have the right to consent to certain actions which we term "major decisions." Approval of the members owning a majority (greater than 50%) of the Units will be required before the board of managers may take any of the following actions:

(i) Amendment of our Operating Agreement or Certificate of Formation;
(ii) The conversion of our company to another type of entity organized within or without the State of Delaware, including without limitation, a limited partnership;
(iii) The merger, equity interest exchange, business combination or consolidation with any other person or entity, except a wholly owned subsidiary of our company, in which our company is not the surviving entity;
(iv) Any sale, exchange or other disposition of all or substantially all of the assets of our company with the intent to liquidate the company;
(v) Any decision to file a voluntary petition or initiate proceedings to have our company adjudicated insolvent, reorganized, liquidated, dissolved or to seek the appointment of a trustee, receiver or conservator or other similar official or to make any assignment for the general benefit of creditors of our company; or
(vi) Any decision to dissolve or liquidate our company.

Notwithstanding romanette (iii) above, prior approval of our members will not be required if our board of managers unanimously approves a merger with real estate investment trust ("REIT"), or an entity controlled by such REIT which is taxed as a partnership, and (a) such REIT has at least $100 million in real estate assets; (b) the securities received by our members will be securities of the REIT, registered under the Securities Act, and listed on a national securities exchange; and (c) the terms of the merger will not materially diminish the voting, economic or other rights of our members.

In addition to the approval of our members required with respect to the above items, approval of members owning more than 50% of the Class A Units of the company, which include the Offered Units, will be required before we create or authorize any new class or series of equity securities, or selling, issuing or granting additional equity securities, which are senior to the relative rights and preferences of our Class A Units, or the selling, issuing or granting of any securities exercisable for or convertible into equity securities senior to the relative rights and preferences of our Class A Units.

Fiduciary Duties and Indemnification

Our board of managers and our executive officers will owe fiduciary duties to our company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law. Our board of managers is required to act in good faith and in a manner that it determines to be in our best interests. However, nothing in our Operating Agreement precludes our board of managers or executive officers or any affiliate of our managers or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our board of managers or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our board of managers, our executive officers, any affiliate of any of them, or any shareholder, officer, director, employee, partner, member or any person or entity owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, provided that such activities do not compete with the business of the company or otherwise breach their agreements with the company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our board of managers or executive officers shall have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of any manager or executive officer if such manager or executive officer meets the following standards: (i) such manager or executive officer, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence or any breach of fiduciary duty to our company or its members. These exculpation provisions in our Operating Agreement are intended to protect our board of managers and executive officers from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our board of managers, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

Upon, or prior to, the initial closing of this offering, we expect to enter into employment agreements with each of Stevens M. Sadler and Christopher K. Sadler with respect to their respective positions as our President and Executive Vice President. Each of Messrs. Sadlers' employment agreements will have a four-year term, beginning on or immediately prior to the initial closing of the offering, with automatic one-year renewals unless earlier terminated, and will require the individual to devote his time and attention during normal business hours to the business and affairs of our company and our company's affiliates. Messrs. Sadlers' employment agreements provide that they shall not accept any director, trustee, officer or equivalent appointment for another business, civic, charitable or other organization without the approval of our board; provided, that, they may maintain their current positions with certain businesses, including affiliates of our company, for whom they act as managers, officers, directors or other equivalents.

The employment agreements provide for:

- an initial base salary of $180,000 for each of Messrs. Sadler, which will thereafter be subject to potential annual increases based on each executive's performance after review by our board of managers, including our independent manager who must approve any salary increase;
- Bonus compensation equivalent to a percentage of annual base salary, which percentage will be fixed on an annual basis by our board of managers, and subject to the approval of our independent manager. Any bonus compensation payable may be contingent on our company's meeting performance hurdles to be fixed by our board, with independent manager approval. Bonus compensation will be paid 25% in cash and 75% in equity compensation, which will consist of restricted Class B Units, subject to vesting and exercise terms to be determined by our board.

If the executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to receive:

- accrued but unpaid salary and bonus compensation;
- Severance pay in the form of the continued payment of salary, at the rate in effect as of the date of termination and in accordance with the company's customary payroll practices, until the end of the calendar year in which termination occurs, provided that such payments must continue for at least six months.

The executive's right to receive the severance pay will be subject to the delivery of a release of claims in favor of the company.

If the executive's employment is terminated by us for "cause," or if the executive voluntarily terminates his or her employment without "good reason" the executive will be entitled to any accrued but unpaid salary. Further, is the executive's employment is terminated by us for "cause" then he shall be required to forfeit one half of all equity compensation he has received from our company.

In the event of the executive's death or disability, the executive (or designated beneficiary in the case of death) will be entitled to:

- accrued but unpaid salary and bonus compensation;
- any vested but unpaid benefits;
- any benefits payable under applicable benefit plans; and
- accelerated vesting of any outstanding equity awards (if so provided pursuant to the terms of the awards).

The employment agreements also contain confidentiality provisions that apply indefinitely and non-solicitation and non-competition provisions that will apply during the term of the executive's employment and for a period of twelve months (in the event of termination by us or by the employee during the term of the agreement).

Key Man Insurance

RMA owns key man life insurance policies of $1.5 million each on Stevens M. Sadler and Christopher K. Sadler. We anticipate becoming an additional insured and owner under these policies as of the closing of our acquisition of RMA, which is expected to occur concurrently with the initial closing of this offering.

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CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our company has two classes of membership interests: (i) Class A (denominated as the Class A Units), of which there are 1,000,000 Class A Units authorized; and (ii) Class B (denominated as Class B Units), of which there are 20,000,000 Class B Units authorized.

Capitalization

Prior to the initial closing of this offering, Continuum Capital, LLC will be our only member owning 100 Class B Units. Stevens M. Sadler, as Continuum Capital, LLC's sole manager, will have voting and investment power with respect to such units. Continuum Capital, LLC is owned by Stevens M. Sadler's spouse and trusts for the benefit of his children.

Concurrent with the initial closing of this offering, we intend to acquire all of the membership interests of RMA, from Continuum Capital, LLC, a Virginia limited liability company, and Chesapeake Realty Advisors, LLC, a Virginia limited liability company, who we collectively refer to herein as our contributors. In exchange for their membership interests in RMA, each of our contributors will receive 625,000 Class B Units valued at $6,250,000 representing 50% each of the Class B Units in our company expected to be outstanding as of the initial closing of this offering. Following the closing of the contribution of RMA, Continuum Capital, LLC will own 625,100 Class B Units in us and Chesapeake Realty Advisors, LLC will own 625,000 Class B Units in us. If the minimum offering amount is sold, then Continuum Capital, LLC will own 41.67% of our total outstanding membership interests and Chesapeake Realty Advisors, LLC will own 41.66% of our total outstanding membership interests. Continuum Capital, LLC and Chesapeake Realty Advisors, LLC will own 35.72% and 35.71%, respectively, of the total outstanding membership interests of our company if the maximum offering amount is sold.

The value of the membership interests of our contributors in RMA was determined pursuant to the negotiations of the same between our dealer-manager, our contributors and us, and we have not received an independent appraisal or fairness opinion with respect to this contribution. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value. Prior to closing the contribution of the membership interests of RMA to us, our independent, non-executive manager, will be required to review and approve this transaction.

The following table sets forth the projected aggregate ownership of each class of our issued and outstanding membership interests immediately following the initial closing, assuming we have issued the minimum offering amount:

	Class A		Class B		Total	
Owner/Address	Number of Units	Percent of Class	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Investors	250,000	100%	0	0%	250,000	16.67%
Continuum Capital, LLC[1] 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,100	50%	625,100	41.67%
Chesapeake Realty Advisors, LLC[2] 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,000	50%	625,000	41.66%
Stevens M. Sadler President and Sole Manager 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	0	0%	0	0%
Christopher K. Sadler	0	0%	0	0%	0	0%

Nominee for Executive Vice President and Manager 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235						
David L. Moore Manager Nominee 8405 Sir Dinnadan Court North Chesterfield, VA 23237	0	0%	0	0%	0	0%
Officers/Managers	0	0%	0	0%	0	0%
TOTAL	250,000	100%	1,250,100	100%	1,500,100	100%

[1]Stevens M. Sadler, as Continuum Capital, LLC's sole manager, will have voting and investment power with respect to any units owned by Continuum Capital, LLC. Continuum Capital, LLC is owned by Stevens M. Sadler's spouse and trusts for the benefit of his children.
[2]Christopher K. Sadler, as Chesapeake Realty Advisors, LLC's sole manager, will have voting and investment power with respect to any units owned by Chesapeake Realty Advisors, LLC. Chesapeake Realty Advisors, LLC is owned by Christopher K. Sadler's spouse and trusts for the benefit of his children.

Upon the completion of the offering, assuming we have issued the maximum offering amount, the following table sets forth the projected aggregate ownership of each class of our membership interests immediately following the completion of the offering:

	Class A		Class B		Total	
Owner	Number of Units	Percent of Class	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Investors	499,997	100%	0	0%	499,997	28.57%
Continuum Capital, LLC[1] 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,100	50%	625,100	35.72%
Chesapeake Realty Advisors, LLC[2] 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,000	50%	625,000	35.71%
Stevens M. Sadler President and Sole Manager 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	0	0%	0	0%
Christopher K. Sadler Nominee for Executive Vice President and Manager 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	0	0%	0	0%
David L. Moore Manager Nominee 8405 Sir Dinnadan Court North Chesterfield, VA 23237	0	0%	0	0%	0	0%
Officers/Managers	0	0	0	0	0	0
TOTAL	499,997	100%	1,250,100	100%	1,750,097	100%

[1]Stevens M. Sadler, as Continuum Capital, LLC's sole manager, will have voting and investment power with respect to any units owned by Continuum Capital, LLC. Continuum Capital, LLC is owned by Stevens M. Sadler's spouse and trusts for the benefit of his children.
[2]Christopher K. Sadler, as Chesapeake Realty Advisors, LLC's sole manager, will have voting and investment power with respect to any units owned by Chesapeake Realty Advisors, LLC. Chesapeake Realty Advisors, LLC is owned by Christopher K. Sadler's spouse and trusts for the benefit of his children.

Our board of managers may, from time to time, also cause membership interests to be issued to managers, officers, employees or consultants of our company or its affiliates as equity incentive compensation, which membership units will have all benefits, rights and preferences as our board of managers may designate as applicable to such membership interests. Our board of managers may adopt a plan of equity incentive compensation or may issue such equity incentive compensation outside of any plan. Recipients of such membership interests shall be required to agree to be bound by all of the provisions of our Operating Agreement.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

Contribution Agreement

We have entered into a contribution agreement with our contributors pursuant to which, subject certain conditions, we will acquire 100% of the membership interests in RMA from our contributors in exchange for the issuance of 1,250,000 Class B Units in us (625,000 to each contributor) with a value of $10.00 per Class B Unit, or $12,500,000 in the aggregate ($6,250,000 each). We expect the contribution agreement to further provide that:

- our contributors will severally indemnify us for a period of one year with respect to (i) the breach of any representation, warranty, covenant or agreement made or to be performed by them contained in the contribution agreement and (ii) any undisclosed liability of RMA arising from or relating to the operation of RMA prior to our acquisition of RMA, for claims over $100,000 in the aggregate, subject to a cap equal to the total value of the Class B Units issued pursuant to the contribution agreement ($12,500,000) ; and

- we will indemnify our contributors for a period of one year with respect to the breach of any representation, warranty, covenant or agreement made or to be performed by us contained in the contribution agreement, for claims over $100,000 in the aggregate, subject to a cap equal to the total value of the Class B Units issued pursuant to the contribution agreement ($12,500,000).

The amount of Class B Units that we will issue to our contributors in exchange for the membership interests in RMA was determined pursuant to negotiations of our valuation and the valuation of RMA between our dealer manager, our contributors and us. We did not obtain independent third-party valuations or fairness opinions in connection with our contribution agreement. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value. However, our independent non-executive manager has reviewed and approved our contribution agreement and the transactions contemplated thereby.

Our obligation to close on the acquisition of RMA is subject to the following closing conditions:

(i) the representations and warranties made by the contributors in the contribution agreement are true and correct as of the closing date of our acquisition of RMA;
(ii) each contributor shall have fulfilled its obligations under the contribution agreement and shall not be in breach of the contribution agreement; and
(iii) the contributors shall have executed and delivered assignments of their membership interests in RMA.

Our contributors obligation to close on contributing their interests in RMA to us is subject to the following closing conditions:

(i) the representations and warranties we have made in the contribution agreement are true and correct as of the closing date of our company's acquisition of RMA; and
(ii) we shall have fulfilled all obligations under the contribution agreement and shall not be in breach of the contribution agreement.

We may waive any of the closing conditions to our obligation to close on the acquisition of RMA. Our board of managers has sole discretion as to whether to waive closing conditions or not, and any such waiver would be subject to the approval of our independent manager.

Stevens M. Sadler, our manager and President, is the sole manager of Continuum Capital, LLC and his wife and trusts for the benefit of his children are the members thereof. Christopher K. Sadler, our manager and Executive Vice President nominee, is the sole manager of Chesapeake Realty Advisors, LLC and his wife and trusts for the benefit of his children are the members thereof.

Ownership or Control of Properties Managed by RMA by Stevens M. Sadler and Christopher K. Sadler

Stevens M. Sadler and Christopher K. Sadler, our sole manager and President and manager and Executive Vice President nominee, respectively, directly or indirectly own interests in or control certain properties managed by RMA. In addition, Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, our contributors, are respectively controlled by Stevens M. Sadler and Christopher K. Sadler. Therefore, the terms and provisions of the asset management agreements between RMA and the respective property owners of the properties described below do not reflect the result of arm's-length negotiations. Thus, such agreements may provide for more favorable or less favorable terms to RMA, and ultimately to our company, than would have been obtained were such property management agreements entered into with unaffiliated third parties. However, we do not believe this to be the case, and RMA's contracts with affiliated parties do not differ materially from those contracts entered into with unaffiliated parties.

Affiliates of RMA and us, which are controlled by Messrs. Sadler, are the counterparties to RMA's asset management contracts for (1) an office building located in Reading, Pennsylvania, (2) an office building located in North Charleston, South Carolina, (3) an office building in Orlando, Florida, (4) an office building in Greensboro, North Carolina, and (5) an office building in Kansas City, Missouri. The office buildings located in Reading, North Charleston, and Kansas City are owned by REVA Catalyst Fund, LLC which is managed by REVA Catalyst Manager, LLC, an entity wholly-owned by our contributors. Additionally, each of Messrs. Sadler owns a minority interest, less than one percent (1%), in REVA Catalyst Fund, LLC.

REVA HR-RFMD, DST owns the office buildings located in Orlando and Greensboro and has master leased such buildings to REVA HR-RFMD MT, LLC which has contracted with RMA to manage such properties. REVA HR-RFMD MT, LLC is controlled by Messrs. Sadler. Additionally, Real Estate Value Advisors, LLC, an entity wholly-owned by our contributors, currently owns 5.0% of the equity interests in REVA HR-RFMD, DST and the REVA Catalyst Fund, LLC owns 4.0% of the equity interests in REVA HR-RFMD, DST.

The properties for which RMA has contracted with affiliates to manage are marked with an asterisk on Appendix C.

Stevens M. Sadler owns a 29.19% tenant-in-common interest, and Christopher K. Sadler owns a 16.40% tenant-in-common interest, an office building located in North Charleston, South Carolina currently managed by RMA. Both interests were acquired in December 2010. This property is denoted by a double asterisk on Appendix C.

Real Estate Value Advisors, LLC, which is wholly-owned by our contributors on an equal basis owns a 1.2598% tenant in common interest in, a portfolio of industrial properties managed by RMA and located in Lewisburg, Pennsylvania, which interest was acquired as part of a tenant in common syndication conducted in 2007. This property is denoted by a triple asterisk on Appendix C.

Obligations to Other Entities

Our managers and executive officers are involved in other businesses, including other commercial real estate businesses. Therefore conflicts of interest may exist between their obligations to such businesses and to us. In particular, Messrs. Sadler, who will be our executive officers and have principal responsibility for the day-to-day operations of our business, sponsor additional real estate related investments through our affiliates Real Estate Value Advisors, LLC and REVA Catalyst Manager, LLC. While the investments sponsored by these two entities are in the direct ownership of real property, rather than the management of real property, and therefore won't be directly competitive with our business, such activities could compete with us for the time and resources of Messrs. Sadler, who will have conflicts of interest in allocating management time amongst our company and other existing and future companies and businesses with which they may be associated in the future. Under our Operating Agreement, our managers are permitted to have outside business activities provided that they may not compete with our business. We believe our managers and executive officers have the capacity to discharge their responsibilities to our company notwithstanding participation in other present and future investment programs and projects.

Affiliated Transactions

Our company is permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our managers, executive officers and their affiliates; provided, that, with respect to such transactions, they must (i) be approved by our independent manager and (ii) they must be on terms no less favorable to our company than those available from an independent third party in an arms-length transaction.

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DESCRIPTION OF OFFERED SECURITIES

General

Our company is offering a minimum of $2,500,000 and a maximum of $4,999,970 of the Offered Units. The purchase price per Offered Unit is $10.00 and the minimum subscription is one thousand (1,000) Offered Units ($10,000); however, we can waive the minimum subscription in our sole discretion. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of our cash flow. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our board of managers, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.** The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our cash flow after having reached their preferred return threshold. *See* " – **Distributions.**"

We are also offering the Conversion Units concurrently with our offering of the Offered Units. The amount of Class B Units being offered is not determinable at this time because it is determined in accordance with the formula set forth below in "– **Conversion to Class B Units**". No additional consideration will be received by us upon the conversion of the Offered Units into the Conversion Units.

Class A Members will have the right to remove a manager for "good cause", which may be accomplished by the affirmative vote of a Supermajority of the Class A Members or the affirmative vote of the Supermajority of the members. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Your executed subscription agreement will constitute your agreement to the terms of our Operating Agreement and will act as your counterpart signature page to our Operating Agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our Operating Agreement. Our Operating Agreement is attached as Appendix B to this Offering Circular. Our remaining members are called Class B Members. The aggregate number of authorized Class B Units is 20,000,000.

No member of our company, including the Class A Members, may demand a return of its capital contribution, except in the event of our redemption of the member's Class A Units. A member may only voluntarily withdraw from our company pursuant to a redemption or transfer of its Units. *See* "**-Redemption of Offered Units**" and "- **Transfer of Units and Restrictions on Transfer**."

Registrar, Paying Agent and Transfer Agent for our Offered Units

Duties

Registrar and Transfer Company will serve as the registrar, paying agent and transfer agent for our Offered Units. We will pay all fees charged by the transfer agent for transfers of our Offered Units except for special charges for services requested by the holder of a Class A Unit.

There will be no charge to our members for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our board, or a designee of our board, may act as the transfer agent and registrar until a successor is appointed.

Transfer of Units and Restrictions on Transfers

Our Units, including the Offered Units are subject to certain restrictions on transfer set forth in our Operating Agreement. Should a member, including any Class A Member, desire to transfer his, her or its Units, such member must first give notice to our board of managers of his, her or its intent to do so, which notice includes the number of Units proposed to be transferred and the identity of the proposed transferee (including the name and address of the proposed transferee). No transfer will be allowed if the board of managers determines that the transfer will (i) cause the assets of the company to become "plan assets" under ERISA, (ii) cause the company to violate any law, rule or regulation applicable to the company, including without limitation federal or state securities laws, or (iii) cause our company to become subject to the reporting requirements of the Securities Exchange Act of 1934. Our board of managers is provided with seven (7) days to object to any proposed transfer of the Units and its failure to respond within such seven-day period shall be deemed consent to the proposed transfer. Further, no transfers of our Units will be permitted without the express written consent of our board of managers until ninety (90) days after the final closing in this offering. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential. Subject to the foregoing transfer restrictions, we anticipate that sales of the Offered Units may occur from time to time following the final closing of this offering in negotiated transactions that may be facilitated by our dealer-manager. *See* "**ERISA CONSIDERATIONS**."

By transfer of Units in accordance with our Operating Agreement, each transferee of Units shall be admitted as a member with respect to the Units transferred when such transfer and admission are reflected in our books and records. Each transferee:

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our Operating Agreement;

- represents and warrants that the transferee has the right, power, authority and capacity to enter into our Operating Agreement; and

- gives the consents, waivers and approvals contained in our Operating Agreement.

We may, at our discretion, treat the nominee holder of a Unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Distributions

No distributions to purchasers of our Offered Units or Conversion Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow from operations. All distributions are further subject to the discretion of our board of managers. It is possible that we may have cash available for distribution, but our board of managers could determine that the reservation, and not distribution, of such cash by our company would be in our best interest.

Cash Flow

We define "cash flow" as total cash revenues generated by our company, less expenses, including debt service, management fees and other operating expenses, and less any amounts set aside as reserves by our board of managers, in its sole discretion. Our board of managers, in its sole discretion, may determine from time to time that we have received sufficient cash flow to make a distribution. Notwithstanding the foregoing, we intend to, but are not obligated, to make distributions on a quarterly basis. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

(A) To our Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions from cash flow resulting in an annual cumulative, non-compounding preferred return equal to 6% multiplied by (i) $10.00 and (ii) the number of Offered Units; and

(B) Following our Class A Members' receipt of aggregate distributions from cash flow equal to their annual cumulative, non-compounding preferred return, distributions of cash flow shall be made to the members of our company, in accordance with their percentage ownership of the company.

Any distributions paid to our Class A Members annually in excess of their cumulative preferred returns accrued for such year shall not be applied against or reduce the cumulative preferred returns to which the Class A Members are entitled for the following year.

Liquidating Distributions

Upon the dissolution of our company, our board of managers will convert all of our property to cash and then make the following distributions:

(A) such of our company's assets as necessary to satisfy all liabilities to creditors of our company which are not members of our company (whether by payment or making reasonable provision for payment);

(B) such of our company's assets as necessary to satisfy all liabilities to creditors of our company who are members (whether by payment or the making of reasonable provision for payment); and

(C) pay and distribute the remainder of our company's assets among all the members as follows:

(i) To our Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions from cash flow and liquidation distributions resulting in their annual 6% cumulative, non-compounding preferred returns; and

(ii) Following our Class A Members' receipt of aggregate distributions from cash flow and liquidation distributions resulting in their annual 6% cumulative, non-compounding preferred returns, liquidation distributions shall be made to the members of our company, in accordance with their percentage ownership of the company.

Basis for Distributions

Our company's ability, and our board of manager's decisions, to make distributions to our members will be based upon the consolidated operating results of our company and our subsidiaries. Although our board of managers has discretion over whether to make distributions to our members, our board of managers does not intend, and has no reason to withhold distributions from our members, except as may be necessary to fund reserves for our company, or our subsidiaries, as deemed appropriate by our board of managers or required by any financing arrangements we may enter into.

Redemption of Offered Units

We will be required to redeem up to one-third of the Offered Units purchased in the offering for cash on each of the third, fourth and fifth anniversaries of the initial closing of the offering, each of which we refer to herein as a "redemption date". The cash redemption price for the Offered Units will be $16.00 per Class A Unit on the third anniversary of the initial closing of the offering, $17.00 per Class A Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Class A Unit on the fifth anniversary of the initial closing of the offering. We will have no obligation to redeem Offered Units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then we shall redeem Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units. **While our company is required to redeem Offered Units as described above, we do not intend to establish a sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.**

Investors will be permitted to request redemption with respect to any particular redemption date beginning 120 days prior to the applicable redemption date and ending 30 days prior to the redemption date. We will provide written notice, which may include notice via electronic means, of each upcoming redemption date to investors.

Conversion to Class B Units

We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into the Conversion Units, provided, however, that in order for us to convert the Offered Units, a closing price for our Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) though bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. The value of the Class B Units shall be established using the most recent closing price for the Class B Units. No additional consideration will be received by us upon the conversion of the Offered Units into the Conversion Units.

We must convert all of the Offered Units to Conversion Units if we elect to exercise our conversion right. Upon conversion of your Class A Units to Class B Units you will cease to be a Class A Member of the company and will become a Class B Member of the company. Class B Members of our company have the rights to distributions set forth above under "– **Distributions**" and the voting rights set forth below under "– **Description of Our Operating Agreement – *Members' Voting Rights.***" Class B Units will be subject to the same restrictions on transfer as the Offered Units as set forth below under "– **Transfers of our Offered Units and Restrictions on Transfer.**"

Our Class B Units have significantly different rights associated with them than do our Class A Units. Set forth below are the material differences between our Class B Units and the Offered Units:

- Class B Units do not have any right to preferred distributions from us;
- Class B Units do not have any rights to redemption;
- Class B Units do not include a purchase right for any additional security in us;
- Our board may issue securities senior to the Class B Units without the consent of members holding a majority of our units; and
- Our Class B Members do not have the right to vote separately as a class for the removal of a manager for good cause, but will be included with all other outstanding classes of our units permitted to vote on the removal of a manager.

Purchase Rights

Each Offered Unit will also entitle its holder to a right to purchase one Class B Unit. The Purchase Right may only be exercised either (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. The Purchase Right associated with any Offered Unit shall expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. Our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states. The exercise price for a Class B Unit which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per Class B Unit. If you are exercising your Purchase Right as a result of a redemption of some, or all, of your Offered Units, you may apply a portion of the cash redemption price otherwise payable to you on the redemption date toward the payment of the exercise price, up to the total exercise price for any Class B Units being purchased pursuant to the Purchase Right.

If the minimum offering amount is sold, then there will be 250,000 Offered Units issued and outstanding, with corresponding rights to purchase 250,000 Class B Units, collectively. If the maximum offering amount is sold, then there will be 499,997 Offered Units issued and outstanding, with corresponding rights to purchase 499,997 Class B Units.

Underwriter Warrants

Our dealer-manager has the right, but not the obligation, to purchase Underwriter Warrants. An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. Therefore, if the minimum offering amount is sold, our dealer-manager will have the right to purchase Underwriter Warrants exercisable for 11,500 Class A Units, and if the maximum offering amount is sold, our dealer-manager will have the right to purchase Underwriter Warrants exercisable for 22,300 Class A Units.

The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2).

Description of Our Operating Agreement

The following summary describes material provisions of our Operating Agreement, but it is not a complete description of our Operating Agreement. A copy of our Operating Agreement is enclosed with this Offering Circular as Appendix A.

Generally

Our company was formed as a Delaware limited liability company on January 22, 2013 pursuant to a Certificate of Formation filed with the Delaware Secretary of State and that certain Declaration of Operation of our company dated January 22, 2013 by and between our company and Continuum Capital, LLC as its sole original member. Our "Operating Agreement" refers to our company's Amended and Restated Limited Liability Company Agreement, which will be entered into on or before the initial closing of this offering and amends and restates the Declaration of Operation.

Management

Subject to our members' rights to consent to certain transactions as described below, the business and affairs of our company will be managed by, and all powers shall be exercised by, our board of managers. Our board of managers initially consisted solely of Stevens M. Sadler. As our initial manager and in accordance with the operating agreement, Stevens M. Sadler has appointed two (2) additional managers to our board, Christopher K. Sadler, his brother and David L. Moore, who is our non-executive independent manager. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld.

An "independent manager", as used in this Offering Circular and our Operating Agreement, means a duly appointed or elected person or entity who: (a) does not receive, other than in his capacity as a member of a board of managers or directors or a board committee, any consulting, advisory or other compensatory fee from our company, any subsidiary of our company, or any affiliate or associate (as defined below) thereof and has not received any such fee within the last two years; and (b) does not have a "material business relationship" with our company or any of our affiliates or associates. For purposes of the above definition of "independent manager":

(1) the term "associate" means any person who is: (a) a corporation or other legal entity, other than our company or a majority-owned subsidiary of our company, of which the person in question is an officer, director, partner, or a direct or indirect, legal or beneficial owner of five percent (5%) or more of any class of equity securities; and (b) a trust or other estate in which the person in question has a substantial beneficial interest or for which the person in question serves as a trustee or in a similar capacity; and

(2) the term "material business relationship" means a business or professional relationship from which the independent manager derives gross revenue from our company, or any affiliate or associate of our company, that exceeds 5% of (a) the independent manager's annual gross revenue from all sources during either of the last two years; or (b) the independent manager's net worth on a fair market value basis.

Unless a manager resigns or is removed, our members have no right to elect a new manager to the board of managers. A manager may only be removed for "good cause," which may be accomplished only by the affirmative vote of either (i) the Supermajority of the Class A Members, or (ii) the Supermajority of the Members. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Our board of managers may delegate its authority and duties, subject to certain limitations, to officers of our company.

Our board of managers and executive officers will be indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, our best interests and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence or any breach of such manager's or officer's fiduciary duties to our company.

Our board of managers is required by our Operating Agreement to use its reasonable efforts to carry out the objectives of our company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that our board of managers may deem necessary. However, our Operating Agreement does not prevent our board of managers from engaging in other business activities, in which our company will have no right to participate, provided that such business activities do not compete with the business of our company or otherwise breach such manager's agreements with our company.

Members' Voting Rights

Annual meetings of the members of our company shall be held each year within one hundred twenty (120) days after the close of the immediately preceding fiscal year of our company. Special meetings of our members for any purpose or purposes may be called at any time by our board of managers. Members owning in the aggregate not less than 20% of the membership interests in our company may request in writing that our board of managers call a special meeting. At special meetings, no business shall be transacted and no action shall be taken other than that stated in the notice to the members of our company announcing such special meeting. The presence of members holding at least a majority (greater than 50%) of our outstanding units eligible to vote as of the record date for any meeting shall constitute a quorum for such meeting.

The transactions described above in "**MANAGEMENT – Major Decision Rights**" will require the approval of a majority of the members present and voting at a meeting or a majority of the members as a whole acting by written consent. In addition, our members may remove a manager for "good cause" (as defined above) by the affirmative vote of either (i) the Supermajority of the Class A Members, or (ii) the Supermajority of the Members. In the event a manager is removed or resigns, a new manager may be elected by the members of our company owning a majority of our Units and voting in a meeting duly called and held with respect to the election of a new manager, or by written consent regarding the same.

Contributions

Our members' amounts invested in us, number and class of units of membership interest held, and percentage interest in our company (by class and in total) will be reflected in the books and records of our company. If you purchase Offered Units in this offering, you will make a cash investment of $10.00 per Offered Unit purchased and you will become a Class A Member of our company.

Our board of managers may, from time to time, cause membership interests to be issued to managers, employees or consultants of our company or its affiliates as equity incentive compensation, which membership units will have all benefits, rights and preferences as our board of managers may designate as applicable to such membership interests. Our board of managers may adopt a plan of equity incentive compensation or may issue such equity incentive compensation outside of any plan. Recipients of such membership interests shall be required to agree to be bound by all of the provisions of our Operating Agreement.

Warrants, Options and Other Rights to Purchase

Our board of managers shall have the right, in its sole and absolute discretion, to issue warrants, options or other rights to purchase Class B Units or other authorized securities of our company to any investor, person or entity as determined by our board of managers in its sole and absolute discretion, subject to the right of members holding a majority of our Units to consent to the authorization and issuance of any new series or class of membership interests in our company which are senior to the rights and preferences of Offered Units, upon such terms, including purchase or exercise price, as our board of managers may determine in its sole and absolute discretion.

Additional Members

Additional membership interests in our company may be offered and issued pursuant to a determination by our board of managers to do so. A new member's admission to our company will cause a pro rata reduction in each member's percentage ownership interest unless our board of managers determines otherwise.

Amendment

Our Operating Agreement may not be amended except with the consent of members holding a majority our Units. Notwithstanding the foregoing, amendment of any provision of our Operating Agreement which provides for the consent of the Supermajority of the Members, including but not limited to any amendment of the provisions relating to the election, removal and resignation of our managers, requires the consent of the Supermajority of the Members. However, no member shall be required, without his, her or its prior written consent to make any capital contribution in excess of the amount set forth in our Operating Agreement. Additionally, no amendment may be made to our Operating Agreement which would reduce or otherwise adversely affect the economic, voting or other rights of a class of our members without the consent of the holders of a majority of the Units of such class. Our board of managers may amend our Operating Agreement without the consent of our members to reflect changes validly made in the membership of our company and in capital contributions. Additionally, our board of managers, without the necessity of obtaining the consent of any of our members, may amend our Operating Agreement from time to time in each and every manner to comply with the then existing requirements of all laws, rules and regulations of the Internal Revenue Service. Any revision or amendment to company register by our transfer agent or board of managers pursuant to a valid issuance of membership interests pursuant to an offering or any transfer of membership interests consented to by our board of managers shall not constitute an amendment to our Operating Agreement.

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ERISA CONSIDERATIONS

General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in an investment fund will result in the underlying assets of the investment fund being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of an investment fund will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions of ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the investment fund (determined by not including the investments of persons with discretionary authority or control over the assets of such investment fund, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our board of managers intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which any manager of us is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

Ineligible Purchasers

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our board of managers, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OF MANAGERS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

Notification of Closing. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the initial closing of the offering and the release of the proceeds therefrom from escrow either (a) via email within 24 hours of the initial closing of the offering if you have provided us with an email address, which email will be followed by notification via U. S. mail, or (b) via U.S. mail within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

Tax Information. On or before January 31st of the year immediately following our fiscal year, which is currently July 1st through June 30th, we will send to each Class A Member such tax information as shall be reasonably required for federal and state income tax reporting purposes.

Membership Certificates. We do not anticipate issuing membership certificates representing Offered Units purchased in this offering to the Class A Members. However, we are permitted to issue membership certificates and may do so at the request of our transfer agent. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of the aggregate outstanding Offered Units, will be maintained by us or our transfer agent in our company register.

INDEPENDENT AUDITORS

Our balance sheet as of May 29, 2013 has been audited by Keiter, Stephens, Hurst, Gary & Shreaves, P.C. independent certified public accountants, as set forth in their report thereon in Part F/S. Neither our statement of profit and loss and our statement of cash flows for the period from our inception through May 29, 2013 appearing in Part F/S of this Offering Circular, nor our pro forma financial statements as of March 31, 2013 and set forth in Part F/S showing the effects of our acquisition transactions and the closing of this offering as if they had occurred on March 31, 2013 have been audited or reviewed by Keiter, Stephens, Hurst, Gary & Shreaves, P.C. or any other independent accountant.

ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the Securities Act with respect to the Offered Units. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Room of the SEC in Washington, D.C. Prospective investors may contact the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Further, if you would like a copy of any of the documents referred to in this Offering Circular as exhibits to the Offering Statement and not already included as Appendices to this Offering Circular, please contact us at:

ALLEGIANCY, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
Telephone: (866) 842-7545
Facsimile: (866) 842-7591
Email: steve@revacompanies.com
Attn: Stevens M. Sadler

Index to Financial Statements

ALLEGIANCY, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

(Solely with Respect to Balance Sheet)


Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Allegiancy, LLC

Report on the Financial Statement

We have audited the accompanying balance sheet of Allegiancy, LLC as of May 29, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allegiancy, LLC as of May 29, 2013, in accordance with accounting principles generally accepted in the United States.

Keiter

June 11, 2013
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

ALLEGIANCY, LLC

Balance Sheet
May 29, 2013

Assets

Cash	$	1,000
Total assets	$	1,000

Liabilities and Member's Equity

Member's equity	$	1,000
Total liabilities and member's equity	$	1,000

ALLEGIANCY, LLC

Notes to Financial Statement

1. **Organization and Business:**

Allegiancy, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on January, 22, 2013. The member of the Company, Continuum Capital, LLC (the "Member"), is a Delaware limited liability company.

The Company's principal business activity is to purchase, acquire, develop, hold or sell interests in real property.

Refer to the Company's operating agreement (the "Agreement") for more information.

2. **Summary of Significant Accounting Policies:**

Basis of Presentation: The Company prepares its financial statement in accordance with generally accepted accounting principles in the United States ("GAAP"). Defined terms used in the Notes to Financial Statement are as defined in the Operating Agreement. A summary of the significant accounting and reporting policies of the Company is presented below.

Credit Risk: Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash. The Company maintains its cash in financial institutions at levels that may periodically exceed federally-insured limits.

Subsequent Events: Management has evaluated subsequent events through June 11, 2013, the date the financial statements were available to be issued. Management has determined there are no subsequent events to be reported in the accompanying financial statements.

UNAUDITED PROFIT & LOSS STATEMENT OF ALLEGIANCY, LLC FOR THE PERIOD FROM INCEPTION (JANUARY 22, 2013) THROUGH MAY 29, 2013

There was no activity during this period.

UNAUDITED STATEMENT OF CASH FLOWS OF ALLEGIANCY, LLC FOR THE PERIOD FROM INCEPTION (JANUARY 22, 2013) THROUGH MAY 29, 2013

There was no activity for this period.

ALLEGIANCY, LLC

Unaudited Consolidated Pro Forma Balance Sheet
March 31, 2013

	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments		Pro forma
Assets					
Current assets:					
Cash	$ -	$ 3,879,642	$ (1,000,000)	(2)	$ 2,879,642
Cash from capital raise	-	-	2,075,000	(1)	2,075,000
Notes receivable	-	1,690,313	(1,690,313)	(3)	-
Total current assets	-	5,569,955	(615,313)		4,954,642
Property and equipment, net	-	46,342	50,000	(3)	96,342
Total assets	$ -	$ 5,616,297	$ (565,313)		$ 5,050,984

ALLEGIANCY, LLC

Unaudited Consolidated Pro Forma Balance Sheet, continued
March 31, 2013

	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments		Pro forma
Liabilities and Members' Equity					
Current liabilities:					
Line of Credit	-	$ 1,000,000	(1,000,000)	(2)	-
Property accounts	-	2,030,836	-		2,030,836
Accounts payable	-	1,348	-		1,348
Total current liabilities	-	3,032,184	(1,000,000)		2,032,184
Members' equity					
Members' equity	-	2,584,113	(1,640,313)	(3)	943,800
Class A preferred units	-	-	2,500,000	(1)	2,500,000
Class B common units	-	-	-	(4)	-
Syndication costs	-	-	(425,000)	(1)	(425,000)
Total members' equity	-	2,584,113	434,687		3,018,800
Total liabilities and members' equity	-	5,616,297	(565,313)		5,050,984

Note: This consolidated pro forma Balance Sheet presents Allegiancy LLC's Regulation A Offering as if it had occurred on March 31, 2013 and the concurrent acquisition of Reva Management Advisors, LLC. All amounts on this consolidated pro forma balance sheet are unaudited.

(1) Estimated minimum proceeds from the Class A preferred units from the Regulation A offering, net of syndication costs of $425,000.
(2) RMA has been released from liability under the line of credit.
(3) Notes receivable consist primarily of related party receivables and will be eliminated prior to close. The value of the property and equipment of $50,000 from RMA is reflected as an increase to members' equity.

ALLEGIANCY, LLC

Unaudited Consolidated Pro Forma Statement of Operations

For the period from January 1, 2013 to March 31, 2013

	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments	Pro forma Consolidated
Revenue	$ -	$ 381,801	$ -	$ 381,801
Cost of revenue	-	168,639	-	168,639
Gross profit	-	213,162	-	213,162
Operating expenses	-	124,674	-	124,674
Operating income	-	88,487	-	88,487
Other income (expense):	-	-	-	-
Net income (loss)	-	88,487	-	88,487

Note: This consolidated pro forma Statement of Operations presents the results of operations of Allegiancy, LLC and REVA Management Advisors, LLC for the period from January 1, 2013 to March 31, 2013 as if the transaction had occurred as of January 1, 2013. Amounts on this consolidated pro forma Statement of Operations are unaudited.

ALLEGIANCY, LLC

Unaudited Consolidated Pro Forma Statement of Operations

For the year ended December 31, 2012

	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments	Pro forma Consolidated
Revenue	$ -	$ 1,522,061	$ -	$ 1,522,061
Cost of revenue	-	674,557	-	674,557
Gross profit	-	847,504	-	847,504
Operating expenses	-	498,929	-	498,929
Operating income	-	348,575	-	348,575
Other income (expense):	-	2,630	-	2,630
Net income (loss)	-	351,205	-	351,205

Note: This consolidated pro forma Statement of Operations presents the results of operations of Allegiancy, LLC and REVA Management Advisors, LLC for the period from January 1, 2012 to December 31, 2012 as if the transaction had occurred as of January 1, 2012. Amounts on this consolidated pro forma Statement of Operations are unaudited.

REVA MANAGEMENT ADVISORS, LLC

HISTORICAL UNAUDITEDFINANCIAL STATEMENTS

REVA Management Advisors, LLC
Balance Sheet
As of December 31, 2010

	Dec 31, 10	
ASSETS		
Current Assets		
Checking/Savings		
Colonial Virginia Bank		19,139.72
Property Accounts		
RMA - Brendan	29,253.20	
RMA - Caldwell	62,078.69	
RMA - Fairfax Savings	109,296.41	
RMA - Fairview Savings	437,862.56	
RMA - PBC - Savings	288,114.49	
RMA - Phoenix Peak	20,368.41	
RMA - Signature Savings	183,075.27	
RMA - Triad Savings	197,280.77	
RMA - Two Notch Savings	761,047.51	
Total Property Accounts		2,088,377.31
Total Checking/Savings		2,107,517.03
Other Current Assets		
Chesapeake Realty - Loan		442,460.00
Continuum Capital - Loan		655,305.00
Due from Related Party		191,173.95
Total Other Current Assets		1,288,938.95
Total Current Assets		3,396,455.98
TOTAL ASSETS		3,396,455.98
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Colonial Bank Line of Credit		710,000.00
Payroll Liabilities		1,564.25
Property Account Liabilities		
RMA - Brendan	29,253.20	
RMA - Caldwell	62,078.69	
RMA - Fairfax	109,296.41	
RMA - Fairview	437,862.56	
RMA - PBC	288,114.49	
RMA - Phoenix Peak	20,368.41	
RMA - Signature	183,075.27	
RMA - Triad	197,280.78	
RMA - Two Notch	761,047.51	
Total Property Account Liabilities		2,088,377.32
Signature Place Settlement		682.00
Total Other Current Liabilities		2,800,623.57
Total Current Liabilities		2,800,623.57
Total Liabilities		2,800,623.57
Equity		
Chesapeake Realty		
Contributions	200,000.00	
Distribution	-200,000.00	
Total Chesapeake Realty		0.00
Continuum Capital		
Contributions	200,000.00	
Distribution	-200,000.00	
Total Continuum Capital		0.00

REVA Management Advisors, LLC
Balance Sheet
As of December 31, 2010

	Dec 31, 10
Retained Earnings	295,439.50
Net Income	300,392.91
Total Equity	595,832.41
TOTAL LIABILITIES & EQUITY	3,396,455.98

See Accompanying Notes

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

REVA Management Advisors, LLC
Profit & Loss
January through December 2010

		Jan - Dec 10
Ordinary Income/Expense		
Income		
Administrative Fee Income		215,396.42
Management Fee Income		966,668.74
Reimbursed Expenses - Income		87,129.06
Total Income		1,269,194.22
Cost of Goods Sold		
Management Fees		
CBRE	153,232.75	
CCCPA	82,627.93	
CCPI	409,182.19	
Continuum	28,416.25	
CRA	158,416.25	
Hannay	23,012.59	
Total Management Fees		854,887.96
Total COGS		854,887.96
Gross Profit		414,306.26
Expense		
Bank Service Charges		466.00
Car/Truck Expense		
Auto Repairs & Maintenance	2,950.68	
Gas	4,599.32	
Mileage & Tolls	230.00	
Registration & License	20.00	
Total Car/Truck Expense		7,800.00
Dues and Subscriptions		4,872.40
Insurance		
Key Man Insurance	4,445.79	
Total Insurance		4,445.79
Interest Expense		23,172.00
Marketing		16,080.19
Miscellaneous		1,381.34
Office Supplies & Expenses		11,202.28
Parking		70.00
Payroll Expenses		33,581.00
Postage and Delivery		828.55
Professional Fees		
Accounting Fees	2,240.00	
Legal Fees	11,250.00	
Total Professional Fees		13,490.00
Rent		4,275.00
Taxes & Licenses		
Payroll Taxes	2,775.00	
Realtors License	482.00	
SCC Expense	100.00	
Treasurer of Virginia	75.00	
Taxes & Licenses - Other	215.00	
Total Taxes & Licenses		3,647.00
Telephone and Fax		4,142.44
Travel & Lodging		
Meals & Entertainment	1,479.64	
Travel & Lodging - Other	6,347.72	
Total Travel & Lodging		7,827.36
Total Expense		137,281.35
Net Ordinary Income		277,024.91

REVA Management Advisors, LLC
Profit & Loss
January through December 2010

	Jan - Dec 10
Other Income/Expense	
Other Income	
Interest Income	23,368.00
Total Other Income	23,368.00
Net Other Income	23,368.00
Net Income	300,392.91

See Accompanying Notes

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

REVA Management Advisors, LLC
Statement of Cash Flows
January through December 2010

	Jan - Dec 10
OPERATING ACTIVITIES	
Net Income	300,392.91
Adjustments to reconcile Net Income to net cash provided by operations:	
Chesapeake Realty - Loan	-193,697.41
Continuum Capital - Loan	-194,067.59
Due from Related Party	391,382.21
REVA Note	-710,000.00
Colonial Bank Line of Credit	710,000.00
Payroll Liabilities	1,564.25
Property Account Liabilities:RMA - Brendan	29,253.20
Property Account Liabilities:RMA - Caldwell	62,078.69
Property Account Liabilities:RMA - Fairfax	109,296.41
Property Account Liabilities:RMA - Fairview	437,862.56
Property Account Liabilities:RMA - PBC	288,114.49
Property Account Liabilities:RMA - Phoenix Peak	20,368.41
Property Account Liabilities:RMA - Signature	100,613.16
Property Account Liabilities:RMA - Triad	197,280.78
Property Account Liabilities:RMA - Two Notch	761,047.51
Signature Place Settlement	-415,998.88
Net cash provided by Operating Activities	1,895,490.70
FINANCING ACTIVITIES	
Distribution - CS	-200,000.00
Distribution - SS	-200,000.00
Retained Earnings	1,786.00
Net cash provided by Financing Activities	-398,214.00
Net cash increase for period	1,497,276.70
Cash at beginning of period	610,240.33
Cash at end of period	**2,107,517.03**

See Accompanying Notes

Notes to REVA Management Advisors, LLC Financial Statements for 2010

Note 1 – Business

REVA Management Advisors, LLC (RMA) is a fee-based asset management company providing services to commercial real estate owners. RMA offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. RMA principally conducts its business from its Richmond, Virginia headquarters.

RMA derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

Note 2 – Accounting Policies

Principles of Consolidation - REVA Management Advisors, LLC has no subsidiaries and holds no ownership interest in any other entity.

Use of Estimates – The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The cash balances may fluctuate during the year and could exceed the FDIC coverage limits from time to time.

Accounts Receivable – The specific write off method is used to adjust for uncollectible accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a period review of accounts and managements' assessment of the specific accounts creditworthiness from time to time and at the end of each year.

Inventory – REVA Management Advisors, LLC maintains no inventory.

Property and Equipment – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight line method over the estimated useful life of the specific asset.

Office equipment (3 years) - None
Motor vehicles (5 years) - None

Concentrations of Credit Risk – Financial instruments which potentially subject RMA Operations to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is very limited due to the number of contracts and the priority of payment stipulated therein. Currently there is no credit risk as it relates to short term loans to clients because no such loans have been made. Instruments on the balance sheet which potentially subject RMA to credit risk include owner/related party loans. These demand notes are annually renewable short term instruments and are callable at RMA's discretion at any time.

Advertising – RMA expenses advertising, marketing and promotions costs as they are incurred. In 2010 those costs amounted to $16,080.

Income Taxes – REVA Management Advisors, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In lieu of corporate income taxes the partners are taxed on their proportionate share of the company's profits. As a result, RMA makes no provision for income taxes at the entity level.

RMA has evaluated its tax positions for all tax years and files on a calendar year basis. The company is not currently under audit nor has the company been contacted by any jurisdiction. Any interest and penalties associated with a tax position would be classified as current in RMA's financial statements.

Based on the evaluation of RMA's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provisions for the effects of uncertain tax positions have been recorded.

Note 3 – Related Party Transactions

Loan to Chesapeake Realty Advisors, LLC – this advance has been made to a member of the company and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at year end 2010, a total of $442,460 is due on demand.

Loan to Continuum Capital, LLC – this advance has been made to a member of the company and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2010, a total of $655,305 is due on demand.

Due from Related Party – this advance has been made to an affiliated entity to fund joint operational infrastructure and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2010, a total of $191,173 is due on demand.

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF DECEMBER 31, 2011

REVA Management Advisors, LLC
Balance Sheet
As of December 31, 2011

	Dec 31, 11
ASSETS	
Current Assets	
Checking/Savings	
Colonial Virginia Bank	13,417.82
Colonial Virginia Savings	1,000.20
Property Accounts	
RMA - 645 Penn	150,000.00
RMA - Brendan	86,114.57
RMA - Caldwell	40,820.69
RMA - Corporate Square	126,649.72
RMA - Fairfax Savings	174,625.99
RMA - Fairview Savings	395,052.46
RMA - PBC - Savings	432,249.21
RMA - Phoenix Peak	1,768.86
RMA - Signature Savings	14,609.86
RMA - Triad Savings	356,417.15
Total Property Accounts	1,778,308.50
Total Checking/Savings	1,792,726.52
Other Current Assets	
Chesapeake Realty - Loan	531,583.00
Continuum Capital - Loan	745,354.00
Due from Related Party	187,625.81
Total Other Current Assets	1,464,562.81
Total Current Assets	3,257,289.33
Fixed Assets	
Accumulated Depreciation	-2,697.00
Vehicles	53,939.18
Total Fixed Assets	51,242.18
TOTAL ASSETS	**3,308,531.51**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Colonial Bank Line of Credit	789,903.14
Property Account Liabilities	
RMA - 645 Penn	150,000.00
RMA - Brendan	86,114.57
RMA - Caldwell	40,820.69
RMA - Corporate Square	126,649.72
RMA - Fairfax	174,626.01
RMA - Fairview	395,052.45
RMA - PBC	432,249.20
RMA - Phoenix Peak	1,768.85
RMA - Signature	14,609.86
RMA - Triad	356,417.15
Total Property Account Liabilities	1,778,308.50
VW Credit	49,783.71
Total Other Current Liabilities	2,617,995.35
Total Current Liabilities	2,617,995.35
Total Liabilities	2,617,995.35
Equity	
Chesapeake Realty	
Contributions	327,341.00
Distribution	-353,777.00
Total Chesapeake Realty	-26,436.00

REVA Management Advisors, LLC
Balance Sheet
As of December 31, 2011

	Dec 31, 11
Continuum Capital	
Contributions	327,341.00
Distribution	-298,777.00
Total Continuum Capital	28,564.00
Retained Earnings	595,832.41
Net Income	92,575.75
Total Equity	690,536.16
TOTAL LIABILITIES & EQUITY	3,308,631.61

See Accompanying Notes

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

REVA Management Advisors, LLC
Profit & Loss
January through December 2011

	Jan - Dec 11
Ordinary Income/Expense	
Income	
Administrative Fee Income	622,564.15
Management Fee Income	822,205.79
Reimbursed Expenses - Income	19,462.12
Total Income	1,464,232.06
Cost of Goods Sold	
Administrative Fees	
Leasing Fees Other	6,182.03
Norvell Real Estate Group	47,847.89
Total Administrative Fees	56,029.92
Contract Labor	3,681.62
Management Fees	
Barclay	22,170.00
CBRE	29,049.33
CCCPA	6,335.67
CCPI	349,622.39
Continuum	0.00
CRA	0.00
Glaze	15,235.89
Hannay	12,111.22
ICM	72,679.95
Management Fees - Other	68,260.00
Total Management Fees	575,464.35
Selling Fees	374,132.53
Total COGS	1,009,308.42
Gross Profit	454,923.64
Expense	
Bank Service Charges	323.46
Car/Truck Expense	
Auto Repairs & Maintenance	2,265.47
Gas	9,851.01
Mileage & Tolls	705.00
Registration & License	235.50
Car/Truck Expense - Other	141.00
Total Car/Truck Expense	13,197.98
Depreciation Expense	2,697.00
Dues and Subscriptions	7.99
Insurance	
Key Man Insurance	53,494.45
Total Insurance	53,494.45
Interest Expense	42,937.70
Marketing	110.00
Miscellaneous	0.00
Office Supplies & Expenses	67,326.00
Payroll Expenses	128,868.00
Postage and Delivery	2,764.79
Printing and Reproduction	0.00
Professional Fees	
Accounting Fees	1,816.00
Legal Fees	99.78
Total Professional Fees	1,914.78
Rent	13,810.00
Repairs	
Equipment Repairs	9,292.30
Repairs - Other	545.00
Total Repairs	9,837.30

REVA Management Advisors, LLC
Profit & Loss
January through December 2011

	Jan - Dec 11
Taxes & Licenses	
National Registered Agents, Inc	114.00
Payroll Taxes	12,049.00
PPT	454.72
Realtors License	43.04
SCC Expense	32.00
Taxes & Licenses - Other	126.38
Total Taxes & Licenses	12,819.14
Telephone and Fax	9,263.13
Travel & Lodging	
Meals & Entertainment	7,340.26
Travel & Lodging - Other	6,379.41
Total Travel & Lodging	13,719.67
Total Expense	373,081.39
Net Ordinary Income	81,842.25
Other Income/Expense	
Other Income	
Interest Income	10,733.50
Total Other Income	10,733.50
Net Other Income	10,733.50
Net Income	92,575.75

See Accompanying Notes

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

REVA Management Advisors, LLC
Statement of Cash Flows
January through December 2011

	Jan - Dec 11
OPERATING ACTIVITIES	
Net Income	164,776.23
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-73,019.94
Chesapeake Realty - Loan	-89,123.00
Continuum Capital - Loan	-90,049.00
Due from Related Party	3,548.14
Accounts Payable	819.46
Colonial Bank Line of Credit	79,903.14
Payroll Liabilities	-1,564.25
Property Account Liabilities:RMA - 645 Penn	150,000.00
Property Account Liabilities:RMA - Brendan	56,861.37
Property Account Liabilities:RMA - Caldwell	-21,258.00
Property Account Liabilities:RMA - Corporate Square	126,649.72
Property Account Liabilities:RMA - Fairfax	65,329.60
Property Account Liabilities:RMA - Fairview	-42,810.11
Property Account Liabilities:RMA - PBC	144,134.71
Property Account Liabilities:RMA - Phoenix Peak	-18,599.56
Property Account Liabilities:RMA - Signature	-168,465.41
Property Account Liabilities:RMA - Triad	159,136.37
Property Account Liabilities:RMA - Two Notch	-761,047.51
Signature Place Settlement	-682.00
VW Credit	49,783.71
Net cash provided by Operating Activities	-265,676.33
INVESTING ACTIVITIES	
Accumulated Depreciation	2,697.00
Vehicles	-53,939.18
Net cash provided by Investing Activities	-51,242.18
FINANCING ACTIVITIES	
Chesapeake Realty:Contributions	127,341.00
Continuum Capital:Contributions	127,341.00
Distribution - CS	-153,777.00
Distribution - SS	-98,777.00
Net cash provided by Financing Activities	2,128.00
Net cash increase for period	-314,790.51
Cash at beginning of period	2,107,517.03
Cash at end of period	**1,792,726.52**

See Accompanying Notes

Notes to REVA Management Advisors, LLC Financial Statements for 2011

Note 1 – Business
REVA Management Advisors, LLC (RMA) is a fee-based asset management company providing services to commercial real estate owners. RMA offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. RMA principally conducts its business from its Richmond, Virginia headquarters.

RMA derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

Note 2 – Accounting Policies

Principles of Consolidation - REVA Management Advisors, LLC has no subsidiaries and holds no ownership interest in any other entity.

Use of Estimates – The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The cash balances may fluctuate during the year and could exceed the FDIC coverage limits from time to time.

Accounts Receivable – The specific write off method is used to adjust for uncollectible accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a period review of accounts and managements' assessment of the specific accounts creditworthiness from time to time and at the end of each year.

Inventory – REVA Management Advisors, LLC maintains no inventory.

Property and Equipment – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight line method over the estimated useful life of the specific asset.
Office equipment (3 years) - None
Motor vehicles (5 years) - $51,242

Concentrations of Credit Risk – Financial instruments which potentially subject RMA Operations to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is very limited due to the number of contracts and the priority of payment stipulated therein. Currently there is no credit risk as it relates to short term loans to clients because no such loans have been made. Instruments on the balance sheet which potentially subject RMA to credit risk include owner/related party loans. These demand notes are annually renewable short term instruments and are callable at RMA's discretion at any time.

Advertising – RMA expenses advertising, marketing and promotions costs as they are incurred. In 2011 those costs amounted to $110.

Income Taxes – REVA Management Advisors, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In lieu of corporate income taxes the partners are taxed on their proportionate share of the company's profits. As a result, RMA makes no provision for income taxes at the entity level.

RMA has evaluated its tax positions for all tax years and files on a calendar year basis. The company is not currently under audit nor has the company been contacted by any jurisdiction. Any interest and penalties associated with a tax position would be classified as current in RMA's financial statements.

Based on the evaluation of RMA's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provisions for the effects of uncertain tax positions have been recorded.

Note 3 – Related Party Transactions

Loan to Chesapeake Realty Advisors, LLC – this advance has been made to a member of the company and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at year end 2011, a total of $531,583 is due on demand.

Loan to Continuum Capital, LLC – this advance has been made to a member of the company and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2011, a total of $745,354 is due on demand.

Due from Related Party – this advance has been made to an affiliated entity to fund joint operational infrastructure and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2011, a total of $187,625 is due on demand.

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF DECEMBER 31, 2012

REVA Management Advisors, LLC
Balance Sheet
As of December 31, 2012

		Dec 31, 12
ASSETS		
Current Assets		
Checking/Savings		
Colonial Virginia Bank		150,054.38
Colonial Virginia Savings		52,562.60
Property Accounts		
RMA-Ashley Center	72,809.75	
RMA - 645 Penn	7,463.22	
RMA - 645 Penn Sec Dep Account	40,841.07	
RMA - Brendan	87,173.62	
RMA - Caldwell	196,635.70	
RMA - Corporate Square	92,346.24	
RMA - Fairfax Savings	208,085.53	
RMA - Fairview Savings	86,238.71	
RMA - Fairview Sec Dep Account	98,470.02	
RMA - HRRFMD	1,000.00	
RMA - Signature Savings	342,416.26	
RMA - Triad Savings	126,157.32	
Total Property Accounts		1,359,637.44
Total Checking/Savings		1,562,254.42
Other Current Assets		
Chesapeake Realty - Loan		586,583.00
Continuum Capital - Loan		745,354.00
Due from Related Party		282,625.81
REVA Note		75,750.00
Total Other Current Assets		1,690,312.81
Total Current Assets		3,252,567.23
Fixed Assets		
Accumulated Depreciation		-7,597.00
Vehicles		53,939.18
Total Fixed Assets		46,342.18
TOTAL ASSETS		3,298,909.41
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Colonial Bank Line of Credit		1,000,000.00
Property Account Liabilities		
RMA - Ashley Center	72,809.75	
RMA - 645 Penn	48,304.29	
RMA - Brendan	87,173.62	
RMA - Caldwell	196,635.70	
RMA - Corporate Square	92,346.24	
RMA - Fairfax	208,085.53	
RMA - Fairview	184,708.73	
RMA - HRRFMD	1,000.00	
RMA - Signature	342,416.26	
RMA - Triad	126,157.32	
Total Property Account Liabilities		1,359,637.44
VW Credit		40,030.48
Total Other Current Liabilities		2,399,667.92
Total Current Liabilities		2,399,667.92
Total Liabilities		2,399,667.92

REVA Management Advisors, LLC
Balance Sheet
As of December 31, 2012

	Dec 31, 12
Equity	
Chesapeake Realty	
Contributions	327,341.00
Distribution	-443,777.00
Total Chesapeake Realty	-116,436.00
Continuum Capital	
Contributions	327,341.00
Distribution	-351,277.00
Total Continuum Capital	-23,936.00
Retained Earnings	688,408.16
Net Income	351,205.33
Total Equity	899,241.49
TOTAL LIABILITIES & EQUITY	3,298,909.41

See Accompanying Notes

REVA Management Advisors, LLC
Profit & Loss
January through December 2012

		Jan - Dec 12
'dinary Income/Expense		
Income		
Administrative Fee Income		730,782.95
Management Fee Income		767,282.58
Reimbursed Expenses - Income		23,995.99
Total Income		1,522,061.52
Cost of Goods Sold		
Contract Labor		1,850.00
Deal Cost		15,669.42
Management Fees		
Barclay	16,200.00	
CBRE	9,434.10	
CCPI	46,529.00	
Colliers	88,630.00	
Continuum	52,500.00	
CRA	90,000.00	
ICM	53,744.29	
Total Management Fees		357,037.39
Selling Fees		300,000.00
Total COGS		674,556.81
Gross Profit		847,504.71
Expense		
Advertising Expense		1,153.34
Bank Service Charges		555.48
Car/Truck Expense		
Auto Repairs & Maintenance	1,638.31	
Gas	6,632.17	
Mileage & Tolls	636.25	
Total Car/Truck Expense		8,906.73
Depreciation Expense		4,900.00
Dues and Subscriptions		14,835.39
Insurance		
Key Man Insurance	54,489.31	
Total Insurance		54,489.31
Interest Expense		28,492.15
Licenses & Fees		451.50
Marketing		1,921.58
Miscellaneous		0.00
Office Supplies & Expenses		20,752.62
Payroll Expenses		276,621.99
Postage and Delivery		2,691.52
Professional Development		471.69
Professional Fees		
Accounting Fees	1,690.00	
Consulting	4,000.00	
Legal Fees	27,124.76	
Payroll Service Fees	1,487.02	
Total Professional Fees		34,301.78
Rent		13,200.00
Repairs		
Computer Repairs	51.99	
Equipment Repairs	1,613.93	
Total Repairs		1,565.92

REVA Management Advisors, LLC
Profit & Loss
January through December 2012

	Jan - Dec 12
Taxes & Licenses	
National Registered Agents, Inc	809.00
SCC Expense	35.00
US Treasury	390.00
Taxes & Licenses - Other	3,575.82
Total Taxes & Licenses	4,809.82
Telephone and Fax	11,110.85
Travel & Lodging	
Meals & Entertainment	8,229.69
Parking Expense	258.00
Travel & Lodging - Other	9,209.63
Total Travel & Lodging	17,697.32
Total Expense	498,929.09
Net Ordinary Income	348,575.62
Other Income/Expense	
Other Income	
Interest Income	2,629.71
Total Other Income	2,629.71
Net Other Income	2,629.71
Net Income	351,205.33

See Accompanying Notes

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

REVA Management Advisors, LLC
Statement of Cash Flows
January through December 2012

	Jan - Dec 12
OPERATING ACTIVITIES	
Net Income	321,926.33
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	32,934.76
Chesapeake Realty - Loan	-55,000.00
Due from Related Party	-95,000.00
REVA Note	-75,750.00
Accounts Payable	-587.06
Colonial Bank Line of Credit	210,096.86
Property Account Liabilities:RMA - Ashley Center	72,809.75
Property Account Liabilities:RMA - 645 Penn	-101,670.26
Property Account Liabilities:RMA - Brendan	1,059.05
Property Account Liabilities:RMA - Caldwell	155,815.01
Property Account Liabilities:RMA - Corporate Square	-34,303.48
Property Account Liabilities:RMA - Fairfax	33,526.41
Property Account Liabilities:RMA - Fairview	-210,343.72
Property Account Liabilities:RMA - HRRFMD	1,000.11
Property Account Liabilities:RMA - PBC	-432,249.20
Property Account Liabilities:RMA - Phoenix Peak	-1,768.85
Property Account Liabilities:RMA - Signature	327,806.40
Property Account Liabilities:RMA - Triad	-230,259.83
VW Credit	-9,753.23
Net cash provided by Operating Activities	-89,710.95
INVESTING ACTIVITIES	
Accumulated Depreciation	4,900.00
Net cash provided by Investing Activities	4,900.00
FINANCING ACTIVITIES	
Distribution - CS	-90,000.00
Distribution - SS	-52,500.00
Net cash provided by Financing Activities	-142,500.00
Net cash increase for period	-227,310.95
Cash at beginning of period	1,792,726.52
Cash at end of period	**1,565,415.57**

See Accompanying Notes

Notes to REVA Management Advisors, LLC Financial Statements for 2012

Note 1 – Business
REVA Management Advisors, LLC (RMA) is a fee-based asset management company providing services to commercial real estate owners. RMA offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. RMA principally conducts its business from its Richmond, Virginia headquarters.

RMA derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

Note 2 – Accounting Policies

Principles of Consolidation - REVA Management Advisors, LLC has no subsidiaries and holds no ownership interest in any other entity.

Use of Estimates – The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The cash balances may fluctuate during the year and could exceed the FDIC coverage limits from time to time.

Accounts Receivable – The specific write off method is used to adjust for uncollectible accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a period review of accounts and managements' assessment of the specific accounts creditworthiness from time to time and at the end of each year.

Inventory – REVA Management Advisors, LLC maintains no inventory.

Property and Equipment – Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight line method over the estimated useful life of the specific asset.

Office equipment (3 years) - None
Motor vehicles (5 years) – $46,342

Concentrations of Credit Risk – Financial instruments which potentially subject RMA Operations to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is very limited due to the number of contracts and the priority of payment stipulated therein. Currently there is no credit risk as it relates to short term loans to clients because no such loans have been made. Instruments on the balance sheet which potentially subject RMA to credit risk include owner/related party loans. These demand notes are annually renewable short term instruments and are callable at RMA's discretion at any time.

Advertising – RMA expenses advertising, marketing and promotions costs as they are incurred. In 2012 those costs amounted to $1,921.

Income Taxes – REVA Management Advisors, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In lieu of corporate income taxes the partners are taxed on their proportionate share of the company's profits. As a result, RMA makes no provision for income taxes at the entity level.

RMA has evaluated its tax positions for all tax years and files on a calendar year basis. The company is not currently under audit nor has the company been contacted by any jurisdiction. Any interest and penalties associated with a tax position would be classified as current in RMA's financial statements.

Based on the evaluation of RMA's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provisions for the effects of uncertain tax positions have been recorded.

Note 3 – Related Party Transactions

Loan to Chesapeake Realty Advisors, LLC – this advance has been made to a member of the company and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at year end 2012, a total of $586,583 is due on demand.

Loan to Continuum Capital, LLC – this advance has been made to a member of the company and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2012, a total of $745,354 is due on demand.

Due from Related Party – this advance has been made to an affiliated entity to fund joint operational infrastructure and is recorded as an asset for RMA. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2012, a total of $282,625 is due on demand.

Loan to Real Estate Value Advisors, LLC – this category is introduced to clarify the Due from Related Party account to specifically note that an advance has been made to an affiliated entity to fund transaction expenses on property acquisitions and syndications where RMA will be the awarded the management contract. The note is recorded as an asset for RMA and bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2012, a total of $75,750 is due on demand.

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF MARCH 31, 2013

REVA Management Advisors, LLC

Balance Sheet

As of March 31, 2013

	Mar 31, 13
ASSETS	
Current Assets	
Checking/Savings	
Colonial Virginia Bank	113,822.80
Colonial Virginia Savings	65,269.53
Property Accounts	
RMA-Ashley Center	1,010.00
RMA - 645 Penn	57,476.06
RMA - 645 Penn Sec Dep Account	40,840.80
RMA - Brendan	138,700.45
RMA - Caldwell	206,636.70
RMA - Corporate Square	65,876.09
RMA - Executive Plaza	15,101.12
RMA - Fairfax Savings	228,152.42
RMA - Fairview Savings	86,296.31
RMA - Fairview Sec Dep Account	98,489.34
RMA - HRRFMD	1,000.42
RMA - Signature Savings	376,527.06
RMA - Triad Savings	93,693.39
Total Property Accounts	1,408,878.18
Total Checking/Savings	1,587,970.51
Other Current Assets	
Chesapeake Realty - Loan	282,820.41
Continuum Capital - Loan	284,116.59
Due from Related Party	217,625.81
REVA Note	935,750.00
Total Other Current Assets	1,720,312.81
Total Current Assets	3,308,283.32
Fixed Assets	
Accumulated Depreciation	-7,597.00
Vehicles	53,939.18
Total Fixed Assets	46,342.18
TOTAL ASSETS	3,354,625.50
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	90.00
Total Accounts Payable	90.00

REVA Management Advisors, LLC
Balance Sheet
As of March 31, 2013

	Mar 31, 13
Other Current Liabilities	
Colonial Bank Line of Credit	930,000.00
Property Account Liabilities	
RMA - Ashley Center	1,010.00
RMA - 645 Penn	98,329.74
RMA - Brendan	148,700.45
RMA - Caldwell	214,835.70
RMA - Corporate Square	85,975.09
RMA - Executive	15,101.12
RMA - Fairfax	228,152.42
RMA - Fairview	184,765.65
RMA - HRRFMD	2,000.42
RMA - Signature	396,527.06
RMA - Triad	93,893.39
Total Property Account Liabilities	1,448,891.04
VW Credit	37,680.37
Total Other Current Liabilities	2,416,571.41
Total Current Liabilities	2,416,571.41
Total Liabilities	2,416,571.41
Equity	
Chesapeake Realty	
Contributions	327,341.00
Total Chesapeake Realty	327,341.00
Continuum Capital	
Contributions	327,341.00
Total Continuum Capital	327,341.00
Distribution - CS	-466,277.00
Distribution - SS	-373,777.00
Retained Earnings	1,042,682.19
Net Income	80,743.90
Total Equity	938,054.09
TOTAL LIABILITIES & EQUITY	3,354,625.50

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2013 THROUGH MARCH 31, 2013

REVA Management Advisors, LLC
Profit & Loss
January through March 2013

	Jan - Mar 13	
Ordinary Income/Expense		
Income		
Administrative Fee Income		79,892.49
Management Fee Income		221,899.19
Reimbursed Expenses - Income		6,329.17
Total Income		308,120.85
Cost of Goods Sold		
Contract Labor		3,880.00
Management Fees		
Colliers	29,560.00	
Continuum	17,500.00	
CRA	22,500.00	
Highwoods	6,209.94	
ICM	10,805.76	
Lee & Associates	6,131.06	
Total Management Fees		92,706.76
Total COGS		96,586.76
Gross Profit		211,534.09
Expense		
Advertising Expense		395.00
Bank Service Charges		26.29
Car/Truck Expense		
Auto Repairs & Maintenance	837.96	
Gas	1,270.37	
Mileage & Tolls	80.00	
Total Car/Truck Expense		2,188.33
Dues and Subscriptions		360.83
Insurance		
Key Man Insurance	13,898.75	
Total Insurance		13,898.75
Interest Expense		5,472.59
Licenses & Fees		1,439.38
Marketing		500.00
Office Supplies & Expenses		1,259.51
Payroll Expenses		58,595.50
Postage and Delivery		508.82
Printing and Reproduction		70.00
Professional Development		7,370.00
Professional Fees		
Accounting Fees	1,740.94	
Consulting	1,891.93	
Legal Fees	862.50	
Payroll Service Fees	422.70	
Total Professional Fees		4,918.07
Rent		4,800.00
Taxes & Licenses		
National Registered Agents, Inc	230.20	
Payroll Taxes	23,195.20	
Total Taxes & Licenses		23,425.40
Telephone and Fax		2,979.78

REVA Management Advisors, LLC
Profit & Loss
January through March 2013

	Jan - Mar 13
Travel & Lodging	
Meals & Entertainment	1,045.89
Parking Expense	205.26
Travel & Lodging - Other	1,330.79
Total Travel & Lodging	2,581.94
Total Expense	130,790.19
Net Ordinary Income	80,743.90
Net Income	**80,743.90**

REVA Management Advisors, LLC
Statement of Cash Flows
January through March 2013

	Jan - Mar 13
OPERATING ACTIVITIES	
Net Income	40,923.98
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	39,819.92
Chesapeake Realty - Loan	55,000.00
Due from Related Party	65,000.00
REVA Note	100,000.00
Accounts Payable	90.00
Colonial Bank Line of Credit	-320,000.00
Property Account Liabilities:RMA - Ashley Center	-71,799.75
Property Account Liabilities:RMA - 645 Penn	50,000.00
Property Account Liabilities:RMA - Brendan	61,526.83
Property Account Liabilities:RMA - Caldwell	18,000.00
Property Account Liabilities:RMA - Corporate Square	-26,371.15
Property Account Liabilities:RMA - Executive	15,101.12
Property Account Liabilities:RMA - Fairfax	20,000.00
Property Account Liabilities:RMA - Fairview	56.92
Property Account Liabilities:RMA - HRRFMD	1,000.31
Property Account Liabilities:RMA - Signature	54,110.80
Property Account Liabilities:RMA - Triad	-32,463.93
VW Credit	-2,440.11
Net cash provided by Operating Activities	67,554.94
FINANCING ACTIVITIES	
Distribution - CS	-22,500.00
Distribution - SS	-22,500.00
Net cash provided by Financing Activities	-45,000.00
Net cash increase for period	22,554.94
Cash at beginning of period	1,565,415.57
Cash at end of period	**1,587,970.51**

APPENDIX A

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

[SEE ATTACHED]

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
ALLEGIANCY, LLC
A DELAWARE LIMITED LIABILITY COMPANY

This Amended and Restated Limited Liability Company Agreement, is made and entered into effective as of the 8th day of October, 2013, by and among ALLEGIANCY, LLC, a Delaware limited liability company (the "Company"), and the Persons who become Members of the Company or otherwise a party to this Agreement.

AGREEMENT

WHEREAS, the Company, was formed on January 22, 2013, pursuant to the Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18), as amended from time to time;

WHEREAS, Continuum Capital, LLC, a Virginia limited liability company, initially entered into a Declaration of Operation of the Company on January 22, 2013 as the Company's sole member (the "Original Agreement"); and

WHEREAS, Continuum Capital, LLC now desires to amend and restate the Original Agreement to admit additional Members to the Company and to provide for rights and obligations among the Members and provide a board of managers structure for the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Members hereby agree as follows:

SECTION I
DEFINITIONS

1.1 Act means the Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18), as amended from time to time.

1.2 Accountant means the certified public accounting firm selected by the Board to provide accounting services to the Company and its Affiliates generally.

1.3 Affiliate means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a Person. The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of the voting securities of such Person, by contract or otherwise.

1.4 Aggregate Face Value means, with respect to any Class A Member, the Class A Face Value multiplied by the number of Class A Units owned by the applicable Class A Member.

1.5 Agreement means this Amended and Restated Limited Liability Company Agreement, as it may be amended from time to time, which the parties intend to constitute an operating agreement within the meaning of the Act, and is further intended to be the sole document to serve as such operating agreement.

1.6 Associate shall have the meaning set forth in Section 5.13(a) of this Agreement.

1.7 Board shall mean the Company's Board of Managers.

1.8 Capital Contribution means the amount of money or other property that each Member contributes to the Company from time to time.

1.9 Cash Flow shall have the meaning set forth in Section 8.1 of this Agreement.

1.10 Certificate of Formation means the Company's Certificate of Formation, as filed with the State, as the same may be amended from time to time.

1.11 Class A Conversion Price has the meaning set forth in Section 10.4(b).

1.11 Class A Cumulative Preferred Return means a cumulative, non-compounding preferred return equal to six percent (6%) per annum on the Aggregate Face Value of a Class A Member.

1.12 Class A Face Value means ten dollars ($10.00).

1.13 Class A Member means any Record Holder of Class A Units who is admitted to the Company as a Class A Member.

1.14 Class A Unit means a Unit entitling the owner of such Unit, if admitted as a Class A Member, to the respective rights, benefits and preferences of a Class A Member of the Company; provided, however, that until such time as such owner has been admitted as a Class A Member to the Company, such owner shall only have the right to receive its share of distributions of Cash Flow as provided in this Agreement, and shall have no right to vote on, consent to or otherwise participate in any decision of the Members. The aggregate number of authorized Class A Units is 1,000,000.

1.15 Class B Member means any Record Holder of Class B Units who is admitted to the Company as a Class B Member.

1.16 Class B Unit means a Unit entitling the owner of such Unit, if admitted as a Class B Member, to the respective rights, benefits and preferences of a Class B Member of the

Company; provided, however, that until such time as such owner has been admitted as a Class B Member to the Company, such owner shall only have the right to receive its share of distributions of Cash Flow as provided in this Agreement, and shall have no right to vote on, consent to or otherwise participate in any decision of the Members. The aggregate number of authorized Class B Units is 20,000,000.

1.17 Closing Price on any date shall mean (i) the last sale price for such Units, or, in case no such sale takes place on such day, (ii) the average of the closing bid and asked prices, for such Units, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Units are not listed or admitted to trading on the NYSE, (iii) as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Units are listed or admitted to trading or, if such Units are not listed or admitted to trading on any national securities exchange, (iv) the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the OTC Bulletin Board (OTCBB) or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, (v) if such Units are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Units selected by the Board or, in the event that no trading price is available for such Units, (vi) the fair market value of Units, as determined in good faith by the Board.

1.18 Code means the Internal Revenue Code of 1986, as amended.

1.19 Commission means the United States Securities and Exchange Commission.

1.20 Company has the meaning set forth in the introductory paragraph above.

1.21 Company Register means a register maintained on behalf of the Company by the Board, or, if the Board so determines, by the Transfer Agent as part of the Transfer Agent's books and transfer records, with respect to each class of Units in which all Record Holders and transfers of such class of Units are registered or otherwise recorded.

1.22 Conversion Date has the meaning set forth in Section 10.4(b).

1.23 Date of Formation shall have the meaning set forth in Section 2.1 of this Agreement.

1.24 Exchange Act means the Securities Exchange Act of 1934, as amended.

1.25 Fiscal Year shall have the meaning set forth in Section 11.1 of this Agreement.

1.26 Good Cause shall have the meaning set forth in Section 5.2(c)(i) of this Agreement.

1.27 Guarantor shall have the meaning set forth in Section 7.6 of this Agreement.

1.28 Guaranty shall have the meaning set forth in Section 7.6 of this Agreement.

1.29 Independent Manager shall have the meaning set forth in Section 5.13 of this Agreement.

1.30 Initial Closing means the first closing on the sale of the Company's Class A Units pursuant to the Initial Offering.

1.31 Initial Offering means the offering of a minimum of $2,500,000 and a maximum of $4,997,970 of the Company's Class A Units (comprising 250,000 and 499,997 total Class A Units, respectively), for sale to the public, in such states as the Board may determine, pursuant to the exemption from registration under the Securities Act found in Section 3(b)(1) of the Securities Act and Regulation A promulgated by the Commission.

1.31 Liquidating Representative shall have the meaning set forth in Section 2.6 of this Agreement.

1.32 Majority means, with respect to the Members as a whole or a specific class of Members, Members owning more than 50% of the Units then held by all Members of the Company or of such class, entitled to vote or consent on such matter.

1.33 Manager means an individual who is a duly elected or appointed member of the Board, including the Independent Manager; *provided, however*, that for purposes of Section 5.10, the term "Manager" shall include any former member of the Board.

1.34 Members are the Class A Members, the Class B Members and any other Persons admitted to the Company as Members.

1.35 Merger Partner shall have the meaning set forth in Section 4.8(h) of this Agreement.

1.36 Notice shall have the meaning set forth in Section 11.5 of this Agreement.

1.37 Offering means any public offering of the Units or other securities pursuant to the registration of such securities under the Securities Act or pursuant to any exemption from registration under the Securities Act permitting the public solicitation of offerees, including without limitation any exemption from registration pursuant to Section 3(b) of the Securities Act and Commission regulations promulgated thereunder.

1.38 Officer or Officers shall have the meaning set forth in Section 5.15(a).

1.39 Percentage Interest means, as applicable, the interest of a Member in the Company, or in any class or classes of the Company's Units, at any particular time, expressed as a percentage and calculated by dividing the total number of Units owned by the Member in the Company, or in the class of Units in question, by the total number of Units of the Company, or such applicable class, as are issued and outstanding as of the date of calculation and then multiplying the quotient by 100. The Board shall maintain, or shall cause the Transfer Agent to maintain, the Percentage Interest of each Member in the Company on the Company Register.

1.40 Person means and includes an individual, proprietorship, trust, estate, partnership, joint venture, association, company, corporation, limited liability company or other entity, regardless of the form of organization and whether organized for profit or otherwise.

1.41 Proceeding means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

1.42 Purchase Rights shall have the meaning set forth in Section 7.2(a) of this Agreement.

1.43 Record Date means the date established by the Board or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Members (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

1.44 Record Holder means (a) with respect to any class of Units for which a Transfer Agent has been appointed, the Person in whose name a Unit of such class is registered on the books of the Transfer Agent as of the Company's close of business on a particular business day or (b) with respect to other classes of Units, the Person in whose name any such other Units are registered on the books that the Board has caused to be kept as of the Company's close of business on a particular business day.

1.45 Redemption Date shall have the meaning set forth in Section 10.3(a) of this Agreement.

1.46 Redemption Notice shall mean a Notice from a Class A Member, or, alternatively, the Company, requiring the redemption of all, but not less than all, of such Class A Member's Class A Units for the Redemption Price.

1.47 Redemption Period shall have the meaning set forth in Section 10.3(b) of this Agreement.

1.48 Redemption Price shall have the meaning set forth in Section 10.3(c) of this Agreement.

1.49 Regulations means the Treasury Regulations issued under the Code, (whether temporary, proposed, or final) as amended from time to time. Reference to any particular provision of the Regulations shall mean that provision of the Regulations on the date of this Agreement and any succeeding provision of the Regulations.

1.50 **Securities Act** means the Securities Act of 1933, as amended.

1.51 **Service** means the Internal Revenue Service.

1.52 **State** means the State of Delaware.

1.53 **Supermajority** means with respect to the Members as a whole or a specific class of Members, the vote or consent of Members owning more than 80% of the Units then held by all Members of the Company or of such class, entitled to vote or consent on such matter.

1.54 **Terminating Capital Transaction** means the sale, exchange or other disposition of all or substantially all of the assets of the Company with the intent to liquidate the Company.

1.55 **Transfer** shall have the meaning set forth in Section 10.1 of this Agreement.

1.56 **Transfer Agent** means such bank, trust company or other Person as may be appointed from time to time by the Board to act as registrar and transfer agent for any class of Units; provided that, if no such Person is appointed as registrar and transfer agent for any class of units, the Board shall act as registrar and transfer agent for such class of Units.

1.57 **Transferee** means a Person to whom or which Units are transferred in accordance with this Agreement.

1.58 **Units** shall mean, collectively and individually, Class A Units and Class B Units or any other securities which are issued by the Company from time to time.

1.59 **Unpaid Return** means, with respect to the Class A Members, the excess, if any, of such Member's Class A Cumulative Preferred Return over the cumulative distributions made to such Member under Section 8.2(a). Any distributions paid to our Class A Members in excess of their Class A Cumulative Preferred Returns for a Fiscal Year shall not be applied against or reduce the Class A Cumulative Preferred Returns to which the Class A Members are entitled for any subsequent Fiscal Year.

SECTION II
FORMATION, NAME AND TERM

2.1 **Formation.** The Members acknowledge the formation of the Company as a Delaware limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State on January 22, 2013 ("Date of Formation").

2.2 **Name, Office and Registered Agent**. The name of the Company shall be "ALLEGIANCY, LLC." The principal office and place of business of the Company shall be 10710 Midlothian Turnpike, Suite G, Richmond, Virginia 23235. The name of the registered agent and the registered office of the Company, for purposes of the Act is National Registered Agents, Inc., 160 Greentree Drive, Dover, Delaware 19904. The Board may at any time change the location of the principal office or the registered agent, provided the Board gives Notice to all Members of any such change.

2.3 Governing Law. This Agreement and all questions with respect to the rights and obligations of the Members, its construction, enforcement, and interpretation, and the formation, administration, and termination of the Company shall be governed by the provisions of the Act and other applicable laws of the State without regard to conflicts of law rules.

2.4 Term. The term of the Company commenced on the Date of Formation and shall continue perpetually, unless sooner terminated as provided in Section 2.5.

2.5 Events of Dissolution. The Company shall be dissolved upon the occurrence of the following events:

(a) The determination in writing of the Board, the Independent Manager and a Supermajority of the Members to dissolve the Company; or

(b) as otherwise required by the Act.

2.6 Conclusion of Affairs. Upon the dissolution of the Company for any reason, if the Company is not continued as permitted by this Agreement, the Board shall proceed promptly to wind up the affairs of the Company. Except as otherwise provided in this Agreement, the Members and their successors in interest shall continue to share distributions during the period of winding up in the same manner as before the dissolution. The Board, or alternatively, a representative appointed by the Board (the "Liquidating Representative"), which the Company shall compensate and indemnify as the Board determines, shall determine the time, manner, and terms of any sale or sales of Company assets pursuant to such winding up.

2.7 Termination. Within a reasonable time following the completion of the winding up of the Company, the Board or the Liquidating Representative, as the case may be, shall supply to each Member a statement, which shall set forth the assets and the liabilities of the Company as of the date of completion of the winding up and each Member's portion of the distributions pursuant to this Agreement. Upon completion of the winding up of the Company and the distribution of all Company assets, the Company shall terminate, and the Members shall execute and record a Certificate of Cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.

SECTION III
BUSINESS OF THE COMPANY

The Company is formed to transact any lawful business not required to be stated specifically in this Agreement and for which limited liability companies may be formed under the Act.

SECTION IV
RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Members. The Members of the Company are those Persons set forth in the Company Register.

4.2 Other Activities. Except as otherwise expressly provided in this Agreement or in any exhibit hereto, any Member may engage in, or possess any interest in, another business or venture of any nature and description, independently or with others, provided that it does not compete with the business of the Company or otherwise breach the Member's agreements with the Company, and neither the Company nor any Member shall have any rights in, or to, any such independent ventures or the income or profits derived therefrom.

4.3 No Right to Withdraw. Except as otherwise set forth in this Agreement, no Member shall have any right to withdraw voluntarily from the Company.

4.4 Places of Meetings. All meetings of the Members shall be held at such place, either within or without the State, as from time to time may be fixed by the Board. A Member may attend in person or by conference call or other means where each participant can hear and be heard. For purposes of this Agreement, such telephonic attendance shall be deemed in person attendance at any such meeting.

4.5 Annual Meetings. The annual meeting of the Members, for the transaction of such business as may come before the meeting, shall be held in each year within one hundred twenty (120) days after the close of the immediately preceding Fiscal Year of the Company for the purpose of conducting such business as properly may come before the meeting.

4.6 Special Meetings. A special meeting of the Members for any purpose or purposes may be called at any time by the Board. Member(s) in the aggregate owning not less than 20% of the Units may request in writing that the Board call a special meeting. Any such request shall include the purpose of the special meeting and a proposed time and date for the special meeting. The Board, in its sole discretion, may call any special meeting so requested; *provided, that*, the Board may alter the time and date proposed for such special meeting. At a special meeting, no business shall be transacted and no action shall be taken other than that stated in the Notice of the meeting.

4.7 Notice of Meetings.

(a) When calling a meeting, the Board shall provide all Members with Notice at least ten (10) calendar days and at most sixty (60) calendar days before the date of the meeting to each Member entitled to vote at the meeting, which Notice may be waived in writing by any Member.

(b) Any Notice of a meeting of the Members shall be given in accordance with the provisions of Section 11.5 of this Agreement.

4.8 Voting and Form of Proxy. Except as otherwise provided in this Agreement or the Act, or as otherwise required by law:

(a) At any meeting, whether annual or special, each Member shall be entitled to cast one vote for each Unit such Member owns, in person or by proxy, equal to such Member's Percentage Interest, recorded as stated in its name on Company Register on a date not more than sixty (60) days and not less than thirty (30) days before such meeting, fixed by the Board as the Record Date for the purpose of determining Members entitled to vote. The failure of a Member to vote in person at a meeting or to timely deliver such Member's proxy on or before the commencement of such meeting, shall be deemed to constitute the consent and approval by such Member to all business transacted at the applicable meeting. The Members neither shall take part in the management of the Company, nor transact any business for the Company in their capacity as Members; neither shall they have power to sign for, or to bind, the Company; *provided, however*, that the Members shall have the right as provided in this Agreement to approve or consent to certain matters previously approved by the Board and recommended to the Members.

(b) Every proxy shall be in writing, in a form specified by the Board, dated and signed by the Member entitled to vote or his, her or its duly authorized attorney-in-fact. Notwithstanding the foregoing, the Board may at any time, in its sole and absolute discretion, elect to utilize an electronic proxy system. If a Member is an entity or if a Member's proxy is granted to an entity, the Member's vote shall be cast by an individual designated in writing by such entity as its representative for such purposes.

(c) A Majority of Members at the time of any meeting shall constitute a quorum for the transaction of business.

(d) The affirmative vote of a Majority of the Members represented at a meeting and entitled to vote shall be the act of the Members, unless a greater or lesser vote is required by the Act or this Agreement.

(e) Except as otherwise provided in this Agreement, upon approval by the Board and recommendation to the Members, a Majority of the Members, or, solely with respect to romanette (v) below, a Majority of the Class A Members, either present and voting at a meeting duly called and held or acting by written consent pursuant to Section 4.9 shall be required to approve the following actions with respect to the Company:

(i) Amendment of the Certificate of Formation or, subject to Sections 4.8(f), 5.2(d), 8.4 and 11.15, this Agreement;

(ii) The conversion of the Company to another type of entity organized within or without the State, including without limitation, a limited partnership;

(iii) Merger, equity interest exchange, business combination or consolidation with any other Person, except a wholly-owned subsidiary, in which the Company is not the surviving entity;

(iv) A Terminating Capital Transaction;

(v) Creating or authorizing any new class or series of Units or equity interest, or selling, issuing or granting additional Units or other equity interest, which are senior to the relative rights and preferences of Class A Units under this Agreement, or selling, issuing or granting any security exercisable for or convertible into a class or series of Units or equity interest which are senior to the relative rights and preferences of the Class A Units;

(vi) A decision to file a voluntary petition or otherwise initiate proceedings to have the Company adjudicated insolvent, or seeking an order for relief of the Company as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 *et seq.*); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors with respect to the Company; or to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the assets of the Company, or to make any general assignment for the benefit of creditors of the Company, or to admit in writing the inability of the Company to pay its debts generally as they become due, or to declare or effect a moratorium on the Company's debt or to take any action in furtherance of any of the above proscribed actions.

(vii) Any decision to dissolve or liquidate the Company, except as specifically set forth in this Agreement.

(f) Upon approval by the Board and recommendation to the Members, approval of a Supermajority of the Members shall be required for any amendment to this Agreement which alters any provision of this Agreement providing for approval, consent or vote of a Supermajority of the Members, including without limitation this Section 4.8(f).

(g) For the absence of doubt, subject to the limitations and conditions set forth in Sections 4.8(e)(v), Section VI and Section 7.2, the Board may create, authorize, and issue additional Units and/or classes of Units upon such terms as the Board determines, in its sole discretion.

(h) Notwithstanding Section 4.8(e)(iii) above, or any other provision of this Agreement, subject to any applicable statutory or regulatory approvals, upon the unanimous approval of the Board, in its sole and absolute discretion and without the consent of the Members, the Company may merge with any corporation subject to taxation under Subtitle A, Chapter 1, Subchapter M, Part II of the Code (a "Merger Partner") or any domestic or foreign partnership, limited partnership, limited liability company controlled by the Merger Partner; provided, however, prior to the Board's approval to merge, the following conditions shall have been met: (i) the Merger Partner shall have provided commercially reasonable evidence to the Board that it owns real estate assets having a fair market value of $100 million or more; (ii) the securities that will constitute the consideration to the Members in such a proposed merger shall be of the Merger Partner, registered under the Act and listed on a national exchange and (iii) the terms of such merger shall not materially diminish the voting, economic or other rights of the Members.

4.9 Action Without a Meeting. Any action required to be taken at a meeting of the Members, or any action which may be taken at a meeting of the Members, may be taken without a meeting with a written consent. Such consent shall set forth the action so taken with the signature of the requisite Members required to act, whether before or after such action. Such consent shall have the same force and effect as a requisite vote of the Members, and the Board may so describe it as such in any article or document filed with the Secretary of State of the State or otherwise. The Board shall be promptly provided with a copy of any written consent of the Members and shall keep such written consent in the books and records of the Company.

SECTION V
BOARD OF MANAGERS

5.1 Power and Authority of the Board. Except for those matters specifically requiring approval of the Members as set forth in Section 4.8(d), the Board shall have complete and exclusive control of the management of the Company's business and affairs (including tax and accounting elections), and the Members shall have no right to participate in the management or the conduct of the Company's business and affairs nor any power or authority to act for, or on behalf of, the Company in any respect whatsoever. Except as otherwise specifically provided in the Certificate of Formation, this Agreement or the Act, the Board shall have the right, power, and authority on behalf of the Company and in its name to exercise all of the rights, powers, and authority of the Company under the Act. The Board shall direct, manage, and control the business of the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Board shall deem to be reasonably required to accomplish the business and objectives of the Company. The Board shall act in good faith and in a manner that the Board reasonably believes to be in the best interests of the Company. Subject to any provision to the contrary contained in this Agreement, the Board may delegate to any one or more Managers or Officers, acting alone, the authority to make decisions or to take action specified by the Board. In addition to, and not as a limitation upon, Section 5.10, but subject to Section 18-1011 of the Act, any loss or damage incurred by any Manager or Officer by reason of any act or omission performed or omitted by him in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority granted to him by this Agreement and in the best interests of the Company (but not, in any event, any loss or damage incurred by any Manager or Officer by reason of gross negligence, willful misconduct, fraud or any breach of his fiduciary duty as a Manager or Officer with respect to such acts or omissions) shall be paid from Company assets to the extent available (but no Member shall have any personal liability to any Manager or Officer under any circumstances on account of any such loss or damage incurred by such Manager or Officer or on account of the payment thereof). To the extent that the Act allows this Agreement to define the fiduciary standard of the Managers and Officers, that standard shall be met unless the error or omission of any Manager or Officer constituted gross negligence, willful misconduct, or fraud.

5.2 Managers; Removal; Resignation; Election.

(a) **Number of Managers.** Subject to the provisions of Section 5.13, the authorized number of Managers shall be three (3). By their execution of this Agreement, the Members hereby elect Stevens M. Sadler, as the initial Manager of the Company. Two (2) additional initial Managers, one of which shall be the Independent Manager, shall be appointed by the initial Manager on or prior to the Initial Closing.

(b) **Qualification.** A Manager need not be a Member of the Company.

(c) **Removal; Resignation; Death; Election.**

(i) **Removal.** A Manager may be removed for "Good Cause" by the vote of a Supermajority of the Class A Members or by a Supermajority of the Members, which are entitled to vote pursuant to the provisions of this Agreement. For purposes of this Section 5.2(c)(i), "Good Cause" means willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a Manager in the performance of his duties to the Company, any criminal conviction under federal or state securities law or any conviction of a felony under federal or state law. No removal of a Manager shall be effective until such time as a replacement Manager has been elected pursuant to Section 5.2(c)(iii).

(ii) **Resignation.** A Manager may resign upon the earlier of 180 days written Notice to the Company or upon the election of a replacement Manager.

(iii) **Death**. A Manager shall cease to be a Manager upon his death.

(iii) **Election.** Upon the death, removal or resignation of a Manager, a replacement Manager shall be elected by a Majority of the Members at the annual meeting or a special meeting called for such purpose.

(d) **Amendment of this Provision.** Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 5.2 may be amended solely with the approval of a Supermajority of the Members.

5.3 Quorum. A majority in number of Managers elected and serving at the time of any meeting shall constitute a quorum for the transaction of business. Subject to the terms of this

Agreement, the act of a majority of Managers present at a meeting at which a quorum is present shall be the act of the Board. Less than a quorum may adjourn any meeting.

5.4 Places of Meetings. All meetings of the Board shall be held at such place, either within or without the State, as from time to time may be fixed by the Board. A Manager may attend in person or by conference call or other means by which each participant can hear and be heard. For purposes of this Agreement, such telephonic attendance shall be deemed attendance in person.

5.5 Annual Meetings. The annual meeting of the Board, for the transaction of such business as may come before the meeting, shall be held, without any other Notice that this Agreement otherwise would require, immediately after and at the same place as, the annual meeting of the Members.

5.6 Special Meetings. A special meeting of the Board for any purpose or purposes may be called at any time by a majority in number of Managers elected and serving at the time of any such meeting. At a special meeting, no business shall be transacted and no action shall be taken other than that stated in the Notice of the meeting.

5.7 Notice of Meetings. Except with respect to annual meetings held in accordance with Section 5.5, a Notice stating the place, day, and hour of every meeting of the Board and the purpose or purposes for which the meeting is called, shall be given not less than five (5), nor more than thirty (30), days before the date of the meeting to each Manager entitled to vote at such meeting. Such further Notice shall be given as may be required by law, but meetings may be held without Notice if all the Managers entitled to vote at the meeting are present in person or if Notice is waived in writing by those not present, either before or after the meeting.

5.8 Voting.

(a) At any meeting of the Board, each Manager entitled to vote on any matter coming before the meeting shall, as to such matter, have one vote, in person. If a Manager is an entity, the Manager's vote shall be cast by an individual designated in writing by such entity as its representative for such purposes.

(b) The affirmative vote of a majority of the Managers represented at a meeting where a quorum is present and entitled to vote on the subject matter shall be the act of the Board, unless a greater or lesser vote is required by the Act, the Certificate of Formation, or this Agreement.

(c) Notwithstanding any provision to the contrary contained herein, or the delegation of any authority to an Officer, the approval of the Board shall be required for the following actions with respect to the Company (which approval must be unanimous for (i), (ii), (iii), (iv), (vi), (vii) and (x):

(i) Amendment of the Certificate of Formation or this Agreement;

(ii) The conversion of the Company to another type of entity organized within or without the State, including without limitation, a limited partnership;

(iii) Merger, equity interest exchange, business combination or consolidation with any other Person, excepting a wholly-owned subsidiary;

(iv) Creating or authorizing any new class or series of Units or equity, or selling, issuing or granting additional Units;

(v) A decision to file a voluntary petition or otherwise initiate proceedings to have the Company adjudicated insolvent, or seeking an order for relief of the Company as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 *et seq.*); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors with respect to the Company; or to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the assets of the Company, or to make any general assignment for the benefit of creditors of the Company, or to admit in writing the inability of the Company to pay its debts generally as they become due, or to declare or effect a moratorium on the Company's debt or to take any action in furtherance of any of the above proscribed actions;

(vi) Any decision to dissolve or liquidate the Company, except as specifically set forth in this Agreement;

(vii) Approving any budget or strategic or business plan for the Company or any of its Affiliates;

(viii) Except with respect to an Affiliate of the Company, making any investment in any Person;

(ix) Encumbering all of the assets of the Company or any Affiliate of the Company; and

(x) Making any distributions of Company cash or other property except as specifically provided in this Agreement.

5.9 Action Without a Meeting. Notwithstanding any other provision of this Agreement, any action required to be taken, or which may be taken, at a meeting of the Board, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed before or after such action by the requisite Managers required to act with respect to the subject matter thereof in accordance with the Act, the Certificate of Formation or this Agreement. Such consent shall have the same force and effect as a vote of the Managers. The Board shall keep a copy of any written consent in the books and records of the Company.

5.10 Indemnification.

(a) **Nature of Indemnity**. Subject to Section 5.1, each Manager or Officer who was or is made a party (or is threatened to be made a party) to or is involved in any Proceeding by reason of the fact that he, or a Person of whom he is the legal representative, is or was, or has agreed to be, a Manager or Officer of the Company, or is or was serving at the request of the Company as a manager, employee, trustee, fiduciary, or agent of, or in any other capacity with another Person, including without limitation any affiliate of the Company, shall be indemnified and held harmless by the Company, unless prohibited from doing so by the Act (but, in the case of any amendment of the Act, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment) from and against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by such Manager or Officer in connection with such Proceeding) and such indemnification shall inure to the benefit of his heirs, legatees, devisees, executors, administrators, trustees, personal representatives, successors and assigns; *provided however*, that, except as provided in Section 5.10(b), the Company shall indemnify any such Manager or Officer seeking indemnification in connection with a Proceeding initiated by such Manager or Officer only if such Proceeding was authorized by the Board. The right to indemnification conferred in this Section 5.10(a), subject to Sections 5.10(b) and (e), shall include the right to be paid by the Company the expenses incurred in defending any such Proceeding in advance of its final disposition. The Company may, by action of its Board, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of Managers and Officers. Notwithstanding the foregoing or any provision to the contrary contained in this Agreement except Section 5.13 hereof, a Manager or Officer shall have no right to indemnification pursuant to this Section 5.10 for any loss or damage incurred by such Manager or Officer by reason of the gross negligence, willful misconduct or fraud of such Manager or Officer or any breach of his fiduciary duty.

(b) **Procedure for Indemnification of Managers and Officers.** Any indemnification of a Manager or Officer of the Company under Section 5.10(a) or advance of expenses under Section 5.10(e) shall be made promptly, and in any event within thirty (30) days after the Company's approval of the written request of the Manager or Officer seeking indemnification. If the Company is required under the terms of this Agreement to make a determination as to whether the Manager or Officer is entitled to indemnification pursuant to this Section 5.10 and the Company fails to make such determination within thirty (30) days from receipt by the Company of a written request from the Manager or Officer seeking indemnification, the Company shall be deemed to have approved the request.

(c) **Section Not Exclusive.** The rights to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 5.10 shall not be exclusive of any other right which any Manager or Officer may have or hereafter acquire under the Act or other applicable law, provisions of the Certificate of Formation, this Agreement, or otherwise.

(d) **Insurance.** The Company may purchase and maintain insurance on its own behalf and on behalf of any Person who is or was a Manager, Officer, employee, fiduciary, or agent of the Company or was serving at the request of the Company or any Affiliate thereof as a manager, officer, employee or agent against any liability asserted against such Person in any such capacity, whether or not the Company would have the power to indemnify such Person against such liability under this Section 5.10.

(e) **Expenses**. Expenses incurred by any Manager or Officer described in Section 5.10(a) in defending a Proceeding shall be paid by the Company in advance of such Proceeding's final disposition unless otherwise determined by the Board upon receipt of a written undertaking by or on behalf of the Manager or Officer to repay such amount if ultimately it shall be determined that he is not entitled to be indemnified by the Company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

(f) **Employees and Agents**. Persons who are not covered by the foregoing provisions of this Section 5.10 and who are or were employees or agents of the Company, or who are or were serving at the request of the Company as employees or agents of an Affiliate, may be indemnified to the extent authorized at any time or from time to time by the Board.

(g) **Contract Rights**. The provisions of this Section 5.10 shall be deemed to be a contract right between the Company and each Manager and Officer (or any other Person entitled to indemnification under the terms contained in, and in accordance with, this Section 5.10), who serves in any such capacity at any time while this Section 5.10, the Certificate of Formation or the relevant provisions of the Act or other applicable law are in effect, and any repeal or modification of this Section 5.10, the Certificate of Formation or any such law shall not affect any rights or obligations then existing with respect to any state of facts or Proceeding then existing.

(h) **Merger or Consolidation**. For purposes of this Section 5.10, references to "the Company" shall include, in addition to the resulting Company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, managers, officers, and employees or agents, so that any Person, who is or was a director, manager, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 5.10 with respect to the resulting or surviving Company as he or she would have had with respect to such constituent company, if its separate existence had continued.

5.11 Transactions with Managers, Officers and Affiliates. Subject to the prior approval of the Independent Manager, the Board may appoint, employ, contract, or otherwise deal with any Person, excluding the Independent Manager, but including without limitation any Manager, Officer or their respective Affiliates, and with Persons, who or which have a financial interest in any Manager or Officer or in which any Manager of Officer has a financial interest, for transacting the Company's or any of its subsidiaries' or other Affiliates' businesses; *provided, however*, that the fees or other payments to any such Persons shall not be in excess of prevailing competitive rates for the transaction in question and the terms of which shall be at least as favorable to the Company as the terms available to the Company from an independent third-party in an arms-length transaction.

5.12 No Exclusive Duty to Company. The Managers shall not be required to manage the Company as the Managers' sole and exclusive function and the Managers may have other business interests and may engage in other activities in addition to those relating to the Company, provided that it does not compete with the business of the Company or otherwise breach the Manager's agreements with the Company. Neither the Company nor any Member or Manager shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom. A Manager shall incur no liability to the Company or to any of the Members or the other Managers as a result of engaging in any other business or ventures.

5.13 Independent Manager. Notwithstanding the provisions of Section 5.2(a) above, the Board shall cause the Company at all times, beginning at the latest with the date of the Initial Closing, to have at least one (1) Independent Manager. The Board shall appoint the initial Independent Manager and any replacement Independent Manager shall be elected in accordance with the provisions of Section 5.2(c)(iii). "Independent Manager" means a duly appointed or elected Person who: (a) does not receive, other than in his capacity as a member of a board of managers or directors or a board committee, any consulting, advisory or other compensatory fee from our company, any subsidiary of our company, or any affiliate or associate (as defined below) thereof and has not received any such fee within the last two years; and (b) does not have a "material business relationship" with our company or any of our affiliates or associates. For purposes of the above definition of "independent manager":

(a) the term "Associate" means any person who is: (a) a corporation or other legal entity, other than our company or a majority-owned subsidiary of our company, of which the person in question is an officer, director, partner, or a direct or indirect, legal or beneficial owner of five percent (5%) or more of any class of equity securities; and (b) a trust or other estate in which the person in question has a substantial beneficial interest or for which the person in question serves as a trustee or in a similar capacity; and

(b) the term "Material Business Relationship" means a business or professional relationship from which the Independent Manager derives gross revenue from our company, or any affiliate or associate of our company, that exceeds 5% of (a) the Independent Manager's annual gross revenue from all sources during either of the last two years; or (b) the Independent Manager's net worth on a fair market value basis.

5.14 Appointment of Non-Voting Observer. Notwithstanding any provision to the contrary contained in this Section V, the dealer-manager for the Initial Offering will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on the Board, the appointment of which individual shall be subject to the prior written approval of the Board, which approval may not be unreasonably withheld.

5.15 Officers.

(a) **Designation and Election of Officers; Terms.** The Board, at its discretion, may elect and appoint officers (each, an "Officer" and collectively, the "Officers"), whose titles may be specified by the Board. All Officers shall hold office until removed by the Board. Any two or more offices may be held by the same person.

(b) **Removal of Officers; Vacancies.** Any Officer may be removed summarily with or without cause, at any time, by the Board. Vacancies, including a vacancy caused by the death, disability, resignation, or removal of any Officer, may be filled by the Board.

(c) **Duties.** The Officers shall have such powers and duties as from time to time shall be conferred upon them by the Board. Subject to Section 5.8(c), the Board shall have the power to delegate any of its authority hereunder to any Officer or Officers.

(d) **Limitation on Liability of Officers.** Each Officer shall be liable only to the extent of, and indemnified as provided in, Section 5.10.

5.16 Compensation. The Company may pay such compensation and other benefits to the Managers and Officers of the Company as determined from by the Board from time to time in its reasonable discretion for services rendered or to be rendered to the Company in their capacities as Managers or Officers of the Company pursuant to the terms and provisions of this Agreement.

SECTION VI
EQUITY-BASED INCENTIVES

The Board may cause the Company to provide Managers, Officers employees or consultants of the Company or its Affiliates with Units or Purchaser Rights for Units as equity incentive compensation, which Units shall, subject to the provisions of Section 4.8(d)(v) of this Agreement, have all the terms, benefits, rights and preferences as the Board may designate to be applicable to such Units or Purchase Rights. The Board may adopt a plan of equity incentive compensation or may issue such equity incentive compensation outside of any plan. Upon their receipt of Units, whether immediately or pursuant to the exercise of a Purchase Right, such recipient shall be deemed bound by all of the provisions of this Agreement.

SECTION VII
CAPITAL CONTRIBUTIONS, UNITS AND FINANCIAL OBLIGATIONS OF MEMBERS

7.1 Capital Contributions. Members purchasing Class A Units in the Initial Offering shall make Capital Contributions of $10.00 per Class A Unit purchased, with a minimum initial Capital Contribution of $10,000, provided that the Board, in its discretion, may elect to accept

Capital Contributions in the Initial Offering of less than $10,000. The Class B Members shall make such Capital Contributions as required by the Board. In any subsequent Offering of Units, the Board shall determine the amount of Capital Contributions.

7.2 Purchase Right for Class B Units; Preemptive Rights.

Purchase Right for Class B Units. Each Class A Unit shall entitle the Class A Member holding such Unit to purchase one Class B Unit of the Company upon such terms, including purchase or exercise price, as set forth in this Section 7.2 (the "Purchase Right"). The Board shall reserve, from the Company's authorized securities, the number of Class B Units necessary to satisfy any outstanding Purchase Rights.

(a) *Exercise Price; Term.* The exercise price per Class B Unit (the "Unit Purchase Price") entitled to be purchased pursuant to the Purchase Right shall be $7.50. Subject to the conditions set forth in Section 7.2(c) below, the Purchase Right must be exercised (i) within ten (10) days of any Redemption Date (as defined in Section 10.3(a) hereof) as to any Class A Units of a Class A Member actually redeemed at such time (the "Redemption Exercise Period"), or (ii) within ten (10) days of the Conversion Date (as defined in Section 10.4(b) hereof) for all remaining outstanding Class A Unit (the "Conversion Exercise Period") or otherwise expire and be of no further force or effect.

(b) *Conditions to Exercise.* Notwithstanding anything contained herein, the Purchase Right associated with any Class A Units shall not be exercisable until such time as the Company:

(1) has caused the Class B Units issuable pursuant to the exercise of the Purchase Right (the "Issuable Units") to be exempt from registration under the Securities Act of 1933, as amended (the "Act") pursuant to Section 3(b) of the Act and the regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"), including without limitation Regulation A, or has determined, upon the opinion of counsel, that there exists another exemption or exception from registration under the Act applicable to the Issuable Units; and

(2) has caused the Issuable Units to be registered or qualified under the state securities or "blue sky" laws of the state of the Holder's residence, or has determined, upon the opinion of counsel, that there exists an exemption or exception from registration of the Issuable Units in the applicable state.

(c) *Qualification Rights.*

(1) The Company agrees to prepare and file with the SEC an Offering Statement on Form 1-A, or, in the discretion of the Company, such offering document as may then be required to be filed with the SEC to seek an exemption pursuant to Section 3(b)(2) of the Act (any of the foregoing, an "Offering Statement") with respect to the Issuable Units associated with each applicable Redemption Date or the Conversion Date, as applicable, and will use commercially reasonable efforts to cause such Offering Statement to be declared qualified by the SEC as soon as practicable thereafter. Such

Offering Statement shall be filed with the SEC sufficiently in advance, in the Company's commercially reasonable judgment, to provide for such Offering Statement to be declared effective on or prior to the applicable Redemption Date or the Conversion Date, as applicable.

(2) The Company shall use commercially reasonable efforts to keep the Offering Statement continuously qualified for at least that period beginning on the date on which the Offering Statement is declared qualified and ending on a date sufficient to allow for the expiration of the applicable Redemption Exercise Period or the Conversion Exercise Period, as applicable. During the period that the Offering Statement is qualified, the Company shall supplement or make amendments to the Offering Statement, as required by the Act or other law, and shall use its commercially reasonable efforts to have such supplements and amendments declared qualified, if required, as soon as practicable after filing.

(3) The Company shall use its commercially reasonable efforts to register or qualify Issuable Units under applicable state securities or "blue sky" laws as of the date of qualification of the Offering Statement or as soon as practicable thereafter, but only to the extent legally required to do so, and shall use its commercially reasonable efforts to keep such registration or qualification in effect for so long as the Offering Statement remains qualified with the SEC.

(4) Notwithstanding the provisions of subsections (a) – (c) of this Section 3:

(A) the Company shall have no obligation to file or seek qualification of an Offering Statement with the SEC if the Company has determined, upon the opinion of counsel, that another exemption or exception from registration under the Act is applicable to the issuance of the Issuable Units; and

(B) the Company shall have no obligation to register or qualify the Issuable Units under any state's securities or "blue sky" laws if the Company has determined, upon the opinion of counsel, that another exemption or exception from registration or qualification under the applicable state securities or "blue sky" laws is applicable.

(d) *Exercise of Purchase Right.* The Purchase Right associated with any Class A Unit may be exercised prior to the expiration of the applicable Redemption Exercise Period or the Conversion Exercise Period, as applicable, by tendering a Notice of Exercise in the form attached hereto as <u>Exhibit __</u> properly completed and duly executed by the Class A Member or on behalf of the Class A Member by the Class A Member's duly authorized representative, to the Company at its principal office. The Notice of Exercise shall be accompanied by payment in cash or by check payable to the order of the Company in an amount equal to the Unit Purchase Price (the "<u>Exercise Purchase Price</u>"). Upon receipt by the Company of the Notice of Exercise, together with the applicable Exercise Purchase Price, the Class A Member shall be deemed to be the holder of record of the Class B Units purchased pursuant to such exercise, notwithstanding that certificates representing such Class B Units may not actually be delivered to Holder or that such Class B Units are not yet set forth on the books of the Company.

(e) *No Preemptive or Other Rights.* Except as otherwise provided in this Agreement, or otherwise approved or granted by the Board, no Member shall have any preemptive, participation, first refusal, option, or other right to subscribe to, or acquire, any Units or other interests authorized, sold and issued by the Company. To the extent a waiver is required by the Act or any law, each Member waives any such right by its execution and delivery of this Agreement.

7.3 No Interest on Contributions. Except as provided in this Agreement, no Member shall be entitled to interest on his, her or its Capital Contribution.

7.4 Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall be entitled to a return of any part of his, her or its Capital Contribution or to receive any distribution from the Company, and there shall be no obligation to return to any Member any part of such Member's Capital Contribution for so long as the Company continues in existence.

7.5 No Liability. No Member, as such, shall be liable for any of the debts of the Company or be required to contribute any additional capital to the Company, each Member's liability being limited to its Capital Contribution. Notwithstanding the foregoing or any provision to the contrary contained herein, all agreements and instruments executed by Members assuming or guaranteeing obligations of the Company shall be valid and enforceable in accordance with their terms.

7.6 Guarantor Payments. If a Guarantor (as defined below) makes a payment to a lender of the Company pursuant to the terms of a Guaranty (as defined below) and such Guarantor is a Member, then all amounts paid to the lender pursuant to the Guaranty will be deemed an additional Capital Contribution by such Member to the Company. If such Guarantor is not a Member, the Manager shall cause the admission of such Person as a Member and such Member will be deemed to have made an additional Capital Contribution to the Company equal to the amount paid to the lender pursuant to the Guaranty. A "Guarantor" is a Manager, Member or an Affiliate of a Manager or Member (other than the Company) that is a guarantor of the debt of the Company, or has pledged collateral to secure such debt or has provided other credit support on behalf of the Company. A "Guaranty" is a guaranty of the debt of the Company or the pledge of collateral to secure such debt or the provision of other credit support on behalf of the Company.

SECTION VIII
DISTRIBUTIONS

8.1 Determination of Cash Flow. For purposes of this Agreement, the term "Cash Flow" for a Fiscal Year of the Company shall mean the profits and losses of the Company, but subject to the following adjustments:

(a) In determining Cash Flow for any year, there shall be added depreciation, amortization, and other non-cash charges and, as the Board determines, reductions in cash reserves.

(b) In determining Cash Flow for any year, there shall be subtracted the following amounts:

(i) Principal payments on Company indebtedness, including indebtedness to a Member;

(ii) Increases in working capital, capital, maintenance, and contingency reserves as the Board determines;

(iii) Payments for capital expenditures; and

(iv) Fees, interest payments on the Company's indebtedness, and other expenses to the extent paid or accrued by the Company in such year, but not reflected in the computation of profits and losses.

8.2 Distribution of Cash Flow. The Board shall cause the Company to distribute Cash Flow of the Company in such amounts and at such times as the Board shall determine, in its sole and absolute discretion, to the Members as of a Record Date fixed by the Board, in its discretion, in the following order of priority:

(a) First, to the Class A Members pro rata in accordance with their Percentage Interests, to the extent of their respective Unpaid Return; and

(b) The balance to the Members, pro rata, in accordance with their Percentage Interests.

8.3 Amounts Withheld. All amounts withheld, if any, pursuant to the Code or any provisions of any state or local tax law and with respect to any payment or distribution to the Members or Transferees shall be treated as amounts distributed to the Members or Transferees, as the case may be, pursuant to Section 8.2 for all purposes of this Agreement.

8.4 Revisions to Reflect Issuance of Units. If, in accordance with this Agreement, the Company creates, authorizes and/or issues any new Units, the Board may make such revisions to this Section VIII, the Company Register and the books and records of the Company as it deems necessary to reflect the terms, including without limitation the rights and preferences of such additional Units relative to all other Units, as well as the issuance of such additional Units, all without the consent or approval of any Member.

8.5 Distributions solely to Record Holders. Each distribution in respect of Units shall be paid by the Company, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Units as of the Record Date set for such distribution.

Such payment shall constitute full payment and satisfaction of the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

SECTION IX
TAXATION

The Board shall cause the Company to elect to be taxed as a subchapter C corporation under the Code by filing Form 8832 with the Service. Subject to the consent of a Supermajority of the Members, the Board may change the tax election status of the Company from time to time. During any period for which the Company has elected to be taxed as a subchapter C corporation, the Company will not make any allocations of income, losses or expense deductions to the Members. Tax information reasonably required by Members for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them on or before January 31st of the year immediately following such taxable year.

SECTION X
TRANSFERS AND THE ADDITION, SUBSTITUTION AND WITHDRAWAL OF MEMBERS

10.1 Restrictions on Transfer; General Provisions Respecting Transfers.

(a) Units may be, in whole or in part, and directly or indirectly, sold, pledged, encumbered, mortgaged, donated, bequeathed, assigned or otherwise transferred (whether voluntarily or by operation of law) (each, a "Transfer") in accordance with the terms of this Agreement, including without limitation, this Section 10.1. A Member seeking to Transfer Units shall provide the Board (at the Company's principal place of business) with Notice of its intent to Transfer his, her or its Units, including without limitation a description of the proposed Transferee. The Board shall have seven (7) days to object to the Transfer. If the Board has not responded to a request to Transfer within such 7-day period, then the Board shall be deemed to have consented to such Transfer. The Board shall not withhold its consent to a Transfer unless the Board believes in good faith that the Transfer: (i) will cause the assets of the Company to become "plan assets" under ERISA, (ii) will cause the Company to violate any law, rule or regulation applicable to the Company, including without limitation federal securities laws or the securities laws of any state, or (iii) will cause the Company to become subject to the reporting requirements of the Exchange Act. A Transfer shall not include the acquisition of Units by exercise, exchange or conversion of options or warrants to purchase, or other securities convertible into, or exchangeable for, Units. Any Transfer or attempted Transfer of Units in violation of, or without full compliance with, as applicable, this Agreement shall be absolutely void *ab initio* and without legal effect other than to give rise to a cause of action on the part of the Company against the purported transferor. The Members acknowledge the reasonableness of the restrictions on Transfer imposed by this Agreement.

(b) Each Transferee (including any nominee, agent or representative acquiring Units for the account of another Person, who shall be subject to Section 10.1(c) below) (i) shall be admitted to the Company as a Member with respect to the Units so transferred to such Person when any such Transfer is reflected in the books and records of the Company and such Member becomes the Record Holder of the Units so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that he, she or it has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. A Person may become a Member without the consent or approval of any of the other Members. A Person may not become a Member without acquiring Units and until such Person is reflected in the books and records of the Company as the Record Holder of such Units.

(c) With respect to any Member that holds Units for another Person's account (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such Member shall, in exercising the rights of a Member in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, take all action as a Member by virtue of being the Record Holder of such Units at the direction of the Person who is the beneficial owner, and the Company shall be entitled to assume such Member is so acting without further inquiry.

(d) Any Member who has transferred his, her or its Units shall cease to be a Member upon the Transfer of all of the Member's Units and thereafter shall have no further powers, rights, and privileges as a Member hereunder but shall, unless otherwise relieved of such obligations by written agreement of the Board or by operation of law, remain liable for all obligations and duties incurred as a Member.

(e) Notwithstanding the provisions above, a Transferee who becomes a substitute Member is liable for any obligations of his, her or its transferor to make Capital Contributions as provided in this Agreement or in the Act.

10.2 Additional Members.

(a) *Additional Units Generally.* Additional Units may be offered and issued pursuant to a determination by the Board to do so. A new Member's admission to the Company will cause a pro rata reduction in each Member's Percentage Interest unless the Board determines otherwise.

(b) Each Person issued Additional Units shall be deemed to have taken the actions and made the representations set forth in Section 10.1(b).

(c) *Subscription Agreements.* In addition to, and not as a limitation upon, any other provision of this Agreement, as a further condition to becoming a Member, the Board may require each Person subscribing for additional Units to have executed and delivered a subscription agreement in form and substance acceptable to the Board.

(d) The Board shall, or shall cause the Transfer Agent to, reflect the admission of such additional Members in the Company Register.

10.3 Class A Members Redemption Rights.

(a) *Generally.* The Company shall be required, on each of the third, fourth and fifth anniversaries of the Initial Closing (each a "Redemption Date"), to redeem up to one-third of the aggregate Class A Units sold in the Initial Offering. Redemptions shall be made in the amount and manner described in this Section 10.3 at the request of those Class A Members who submit a Notice of Redemption to the Company in accordance with Section 10.3(b) below. The Company shall send written notice of each upcoming Redemption Period to each Class A Member no later than 30 days prior to the beginning of the upcoming Redemption Period. Such notice may be transmitted via email, facsimile or other electronic means.

(b) *Redemption Notice.* A Class A Member may exercise his, her or its right of redemption in accordance with this Section 10.3 by delivering to the Company, or the Class A Member, whichever may be applicable, during the period beginning 120 days prior to a Redemption date and ending 30 days prior to a Redemption Date (each a "Redemption Period"), a Redemption Notice (executed by the trustee or authorized agent in the case of a retirement plan) indicating such Class A Member's desire to have his, her or its Class A Units redeemed.

(c) *Redemption Price; Payment.* The redemption of a Class A Member's Class A Units shall be effected upon the payment by the Company of a cash sum equal to (i) a redemption purchase price of either (A) $16.00 if redemption is sought for the first Redemption Date, (B) $17.00 if redemption is sought for the second Redemption Date or (C) $18.00 if redemption is sought for the third Redemption Date per Class A Unit held by such Class A Member multiplied by the total outstanding number of Class A Units held by such Class A Member, plus (ii) any Unpaid Return of such Class A Member as of the date of such Class A Member's Redemption Notice (the "Redemption Price"). The Redemption Price shall be paid and redemptions effected on the applicable Redemption Date, or as soon as practicable thereafter, but no later than five (5) business days following the applicable Redemption Date.

(d) *Redemptions Pro Rata.* In the event that Class A Members holding Class A Units equal to more than one-third of the aggregate number of Class A Units sold in the Initial Offering request redemption of their Class A Units on a Redemption Date, then the Company shall redeem the requesting Class A Members' Class A Units in pro rata amounts in accordance with such Class A Members' Percentage Interests, which may result in Class A Members retaining fractional Class A Units.

(e) *Effect of Redemption.* Immediately upon payment in full of the Redemption Price to the Class A Member, the number of Class A Units of such Class A Member being redeemed shall be immediately deemed canceled. If the entirety of such Class A Member's Class A Units have been redeemed, then such Class A Member will automatically cease to be a Class A Member and will no longer have any right, title or interest in the Company as a Class A Member. The exercise of the rights set forth in this Section 10.3 shall in no way affect the right, title or interest of a Class A Member as a Class B Member or other owner of Units in the Company, including the ownership of, or the right to exercise, any Purchase Right. The Board, or the Transfer Agent, as the case may be, shall reflect the foregoing transactions in the Company Register.

10.4 Company Rights to Convert Class A Units.

(a) If Class A Units remain outstanding following the third Redemption Date, then the Company shall have the right to convert the remaining outstanding Class A Units into Class B Units at the Company's discretion, subject to the provisions of this Section 10.4.

(b) At any time following the third Redemption Date, the Company may elect to convert all, but not less than all, of the then outstanding Class A Units into Class B Units. Upon conversion, each holder of Class A Units shall be issued Class B Units with a value equal to $20.00, based upon the Closing Price for the Class B Units as of the date of conversion (the "Conversion Date"), for each Class A Unit being converted (the "Class A Conversion Price"). In order to exercise its right to convert, the Company shall transmit a conversion notice to each then Class A Member stating its intent to convert the Class A Units to Class B Units and the Conversion Date. Each Class A Member hereby agrees to execute such assignments and other documentation as of the Conversion Date as the Board deems appropriate to effect the conversion.

(c) As of the Conversion Date, each Class A Member's Class A Units will be canceled, and such Class A Member shall be issued Class B Units equal to such Class A Member's number of Class A Units multiplied by the Class A Conversion Price. The Class A Members shall then cease to be Class A Members of the Company and shall be admitted as Class B Members of the Company with no further action required. The Company's exercise of its conversion rights under this Section 10.4 shall in no way affect the right, title, or interest of a Class A Member as a Class B Member or other owner of Units in the Company, including the ownership of, or the right to exercise, any Purchase Right. The Board, or the Transfer Agent, as the case may be, shall reflect the foregoing transactions in the Company Register.

(d) Notwithstanding anything to the contrary contained herein, the Company shall be permitted to exercise the conversion rights set forth in this Section 10.4 solely if a Closing Price may be established pursuant to subsections (i)-(v) of the definition of "Closing Price" set forth SECTION I above. If a Closing Price may only be established pursuant to subsection (vi) of the definition of "Closing Price" then the Company shall not be permitted to exercise any conversion rights in respect of the Class A Units.

10.5 Registration and Transfer of Units.

(a) The Board shall maintain, or cause to be maintained, by the Transfer Agent in whole or in part, the Company Register.

(b) The names and addresses of Record Holders as they appear in the Company Register, as applicable, shall be the official list of Record Holders of the Units for all purposes.

The Company and the Board shall be entitled to recognize the Record Holder as the Member with respect to any Units and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Units on the part of any other Person, regardless of whether the Company or the Board shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule or regulation to which the Company is subject. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Company on the one hand, and such other Person on the other, such representative Person shall be the Member with respect to such Units upon becoming the Record Holder and have the rights and obligations of a Member hereunder as, and to the extent, provided herein, including Section 10.1(c).

(c) Upon the receipt of proper Transfer instructions from the Record Holder of uncertificated Units and provided that the Board has not objected to such Transfer in accordance with Section 10.1, such Transfer shall be recorded in the Company Register. No Transfers of Units represented by Unit Certificates shall be recognized or recorded in the Company Register until the Unit Certificates representing the Units to be transferred are surrendered for registration of transfer and are accompanied by a transfer application, duly executed by the transferee, indicating the identity of the transferee and such other information as may be required by the Board (the "**Transfer Application**"). Upon surrender for registration of transfer of any Units represented by Unit Certificates and receipt of a duly executed Transfer Application, the appropriate Officers of the Company, and the Transfer Agent, if applicable, will countersign and deliver, in the name of the transferee or transferees, one or more new Unit Certificates evidencing the transferred Units.

10.6 Additional Transfer Restrictions. Notwithstanding anything to the contrary contained herein, no Transfers of the Class A Units shall be permitted without the express written consent of the Board until the 91st day following the final closing of the Initial Offering.

10.7 Unit Certificates.

(a) The Company may, in the discretion of the Board, upon the issuance of Units to a Record Holder of the Units, issue such Record Holder a certificate evidencing the Units being issued, in form to be determined by the Board (a "Unit Certificate"). Unit Certificates shall be executed by such Officers of the Company as may be determined by the Board. No Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent, unless no Transfer Agent be appointed as of the date of issuance, in which case Unit Certificates shall be valid upon their execution and delivery by the appropriate Officers. Any or all signatures on a Unit Certificate may be a facsimile. All Unit Certificates shall bear a legend indicating the Units represented thereby are subject to the restrictions on transfer contained in this Agreement.

(b) In the event that a Unit Certificate is lost, stolen or destroyed, the appropriate Officers of the Company shall execute, and the Transfer Agent (if any) shall countersign and deliver, a replacement Unit Certificate to the applicable Record Holder if such Record Holder:

(i) Makes proof by affidavit, in form and substance satisfactory to the Company, that a previously issued Unit Certificate has been lost, destroyed or stolen;

(ii) Requests the issuance of a new Unit Certificate before the Record Holder has notice the Unit Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; and

(iii) Satisfies any other reasonable requirements imposed by the Company.

SECTION XI
MISCELLANEOUS

11.1 Fiscal Year. The fiscal year of the Company shall be from July 1st through June 30th of each year ("Fiscal Year"), with the first Fiscal Year of the Company ending on June 30, 2013.

11.2 Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of each Fiscal Year of the Company, the Board shall cause to be mailed or made available, by any reasonable means, to each Member as of a date selected by the Board, an annual report containing financial statements of the Company for such Fiscal Year of the Company, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by the Accountant selected by the Board. The Board shall be deemed to have made a report available to each Member as required by this Section 11.2 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any website maintained by the Company and available for viewing by the Members.

11.3 Bank Accounts; Checks, Notes and Drafts.

(a) The Board will select an account or accounts of a type, form, and name and in a bank(s) or other financial institution(s), in which to deposit funds of the Company. The Board shall arrange for the appropriate maintenance of such accounts. Funds may be withdrawn from such accounts only for Company purposes and may from time to time be invested in such short-term securities, money market funds, certificates of deposit, or other liquid assets as the Board deems appropriate in the exercise of its discretion.

(b) The Members acknowledge that the Board may maintain Company funds in accounts, money market funds, certificates of deposit, and other liquid assets in excess of the insurance provided by such federal insurance programs, if any, and that the Board shall not be accountable or liable for any loss of such funds resulting from the failure or insolvency of a depository institution.

(c) Checks, notes, drafts and other orders for the payment of money shall be signed by such Officers or other Persons as the Board from time to time may authorize. When the Board so authorizes, however, the signature of any such Officer or other Person may be a facsimile.

11.4 Books and Records. At all times during the term of the Company, the Board shall keep, or cause to be kept, full and accurate books of account, records and supporting documents, which shall reflect, completely, accurately and in reasonable detail, each transaction of the Company. The books of account shall be maintained, and tax returns shall be prepared and filed, utilizing the accrual method of accounting. The books of account, records, and all documents and other writings of the Company shall be kept and maintained at the principal office of the Company. Each Member or his, her or its designated representative shall have access to, and the right to review the information set forth in romanettes (i)-(v) below, *provided that*, any such Member has provided the Board a written request for such access and review, setting forth in reasonable detail the reasons therefor, and *provided further* that the Board may deny such request, if in good faith it finds that the reasons for such access and review are not in the best interest of the Company.

(i) a copy of the Certificate of Formation and amendments thereto;

(ii) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; and

(iii) copies of this Agreement, as amended from time to time, and

(iv) financial statements of the Company for the three (3) most recent years, or the period of the Company's existence if less than three (3) years.

Pursuant to § 18-305(g) of the Act, the Members shall only have such rights to obtain information relating to the Company, or access to the books, records and documents of the Company, as expressly provided in this Agreement. Each Member acknowledges that this provision regarding access and review of financial books, records and documents are reasonable and in accordance with the provisions of § 18-305 of the Act. Each Member acknowledges that any information it receives from the Company pursuant to this Section 11.4 is confidential and proprietary information of the Company, unless such information is available publicly prior to the date of the requesting Member's receipt thereof. No Member shall share or divulge such confidential information with any third party, other than as expressly consented to in writing by the Board, or as otherwise required by law or court order.

11.5 Notices. Unless otherwise set forth in this Agreement, any notice required under this Agreement ("Notice") shall be given in writing, either personally or by mail or other means of written communication, including facsimile, charges prepaid, addressed to the Member at the address of the Member appearing on the books of the Company or given by the Member to the Company for the purpose of notice or to the Company at its principal place of business. Any Member may designate a different address for notice by a Notice to the Company in accordance with the provisions of this Section 11.5. The Company (in care of its Board), if it is not the party to which Notice is being given, shall be sent a copy of all Notices related to this Agreement by any method permitted by this Section 11.5 for the giving of Notice. Any Notice shall be deemed given at the time when delivered personally, or deposited in the mail or sent by other means of written communication, including facsimile.

11.6 Binding Effect. Subject in all respects to the limitations concerning the Transfer of Units in the Company contained in this Agreement, and except as otherwise herein expressly provided, the provisions of this Agreement shall be binding upon and inure to the benefit of the Company, the Members, and their respective heirs, legatees, devisees, executors, trustees, administrators, personal representatives and successors and assigns. This Agreement shall not be construed to provide any rights to third parties, including without limitation the creditors of the Company or of the Members, it being the intent of the parties to this Agreement that there shall be no third party beneficiaries of this Agreement.

11.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall for all purposes constitute one agreement, which is binding on the Company and all of the Members.

11.8 Section Headings. Section titles or captions contained in this Agreement are inserted as a matter of convenience and for reference only and shall not be construed in any way to define, limit, or extend or describe the scope of this Agreement or the intention of its provisions.

11.9 Exhibits. The terms of the Exhibits to this Agreement are made a part of this Agreement by reference as though such Exhibits were fully set forth in this Agreement.

11.10 Variation in Pronouns. All pronouns shall be deemed to refer to masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons to which they refer may require.

11.11 Severability. Each provision of this Agreement is intended to be severable, and the invalidity or illegality of any portion of this Agreement shall not affect the validity or legality of the remainder.

11.12 Qualification in Other States. If the business of the Company is carried on or conducted in states in addition to Delaware, then the Members severally agree to execute such other and further documents as may be required or requested by the Board to qualify the Company in such states.

11.13 Entire Agreement. This Agreement constitutes the entire agreement of the parties concerning the matters set forth in this Agreement and supersedes any understanding or agreement, oral or written, made before this Agreement.

11.14 Forum. Any action by one or more Members against the Company or its Board, Officers or any of their respective Affiliates or by the Company or its Board , Officers or any of their respective Affiliates against one or more Members or their respective Affiliates, which arises under, or in any way relates to this Agreement, the sale of the Units or actions taken or failed to be taken or determinations made or failed to be made by the Company, the Board, Officers, the Members or their respective Affiliates or otherwise relating to the Company or the products or services that it or its Affiliates provide or joint activities or other transactions in which it engages with third parties, including without limitation transactions permitted hereunder, or otherwise related in any way to the Company, the Board, Officers, the Members or the Affiliates of any of them, shall be brought only in the United States District Court sitting in Richmond, Virginia or in the courts of record of the State sitting in Richmond, Virginia, and each party hereto hereby irrevocably waives any right that it may have to challenge such jurisdiction or the laying of venue in any such courts or the right to assert any inconvenience of the forum in connection with any such proceeding. The losing party shall bear any fees and expenses of the other parties to such action, including reasonable attorney's fees, any costs of producing witnesses and any other reasonable costs or expenses incurred by the prevailing party. If the losing party is a Member and such Member does not reimburse the prevailing party or parties in such action within thirty (30) days after the disposition of the action at issue, the Company may apply any distributions payable to such Member to the Member's reimbursement obligation to the prevailing party or parties. The foregoing shall not limit the remedies which a prevailing party may have hereunder or at law. **EACH PARTY HERETO ALSO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION.**

11.15 Amendments. Except as otherwise set forth in Sections 4.8(d), 5.2(d), 8.4 and this Section 11.15 of this Agreement, this Agreement may not be amended, except with the consent of a Majority of the Members; *provided, however*, that no Member shall be required without his, her or its prior written consent to make any Capital Contribution in excess of the amount set forth in this Agreement or in the Company Register; *provided further, however*, that the Board may amend this Agreement without the consent of the Members to reflect changes validly made in the membership of the Company and in Capital Contributions. Notwithstanding anything to the contrary contained in this Agreement, no amendment may be made to this Agreement which would reduce or otherwise adversely affect the economic, voting or other rights of a Class of Members without the consent of a Majority of the Members in such Class. All amendments of this Agreement shall be in writing, copies of which shall be kept at the principal place of business of the Company. The Board, without the necessity of obtaining the consent of any of the Members, shall amend this Agreement from time to time in each and every manner to comply with the then existing requirements of the Code, Regulations, and rulings of the Service. Any revision or amendment to the Company Register by the Board or Transfer Agent pursuant to a valid issuance of Units pursuant to an Offering or any Transfer consented to by the Board shall not constitute an amendment to this Agreement.

11.16 Deemed Execution. A Person purchasing Units in an Offering including any Person purchasing Class A Units in the Initial Offering, or receiving Units as equity incentive compensation, shall be deemed bound by this Agreement as of the closing of such Person's purchase or receipt of such Units.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

ALLEGIANCY, LLC
a Delaware limited liability company

By: 
Name: Stevens M. Sadler
Its: Manager

CLASS B MEMBER:

Continuum Capital, LLC

By: ______________________________
Stevens M. Sadler
Its: Manager

APPENDIX B

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

Class A Units of Membership Interest
In
Allegiancy, LLC

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by Allegiancy, LLC, a Delaware limited liability company (the "Company"), for a purchase price of $10.00 per Offered Unit ($10,000 (1,000 Offered Units) minimum purchase), for a total purchase price of $_____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated ____________, 201__, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "SunTrust Bank as Escrow Agent for ALLEGIANCY, LLC," to Moloney Securities Co., Inc. ("Moloney Securities"), who will forward the check to SunTrust Bank as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement; or (iii) authorizing withdrawal on the closing date of my purchase of Offered Units of my Subscription Price from a securities account held in my name with Moloney Securities. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is: ________________________________.

2. My date of birth is: ________________________________ (Individuals only).

3. PLEASE INITIAL BELOW, ALL THAT APPLY (must have at least one initialed):

I have a net worth of at least $500,000;

or

I have a gross annual income of at least $150,000 and a net worth of at least $250,000.

and, **solely if you are a resident of California or Iowa, please initial below**

______ My investment in the Company does not constitute more than 10% of my aggregate net worth.

And, **solely if you are a resident of Kentucky, please initial below**

______ My investment in the Company does not constitute more than 10% of my liquid net worth[2].

---

[2] As used in this Subscription Agreement, "liquid net worth" means that portion of your aggregate net worth that can be readily converted into cash. Liquid net worth equals your liquid assets, including cash, cash equivalents and marketable securities, less your liabilities that are not tied to specific assets (such as car or home loans).

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. In the case of sales to fiduciary accounts, please complete Exhibit A attached to this Subscription Agreement.

5. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever, and to the extend no accepted, unused funds transmitted herewith shall be returned to the undersigned in full, with any interest accrued thereon.

6. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I can bear and am willing to accept the economic risk of losing my entire investment, as well as any liquidity, in the Offered Units.

7. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement unless amended prior to acceptance of any subscription.

8. I have received a copy of the Circular. I have reviewed the Certificate of Formation and the Amended and Restated Limited Liability Company Agreement of the Company attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the Company's Amended and Restated Limited Liability Company Agreement.

9. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

10. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction.

11. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or any interest herein, and any purported transfer shall be void; (b) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (c) within two (2) days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (d) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

12. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

By making the foregoing representations you have not waived any right of action you may have under federal or state securities law. Any such waiver would be unenforceable. The company will assert your representations regarding your receipt of the Offering Circular and your compliance with our suitability standards in any subsequent litigation regarding such subject matter.

EXECUTION

THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE.

Executed this ___ day of_____________ 20 ___.

X ___________________________________

Signature (Investor, or authorized signatory)

Title:

X ___________________________________

Joint Signature (Investor, or authorized signatory)

Title:

SUBSCRIPTION ACCEPTED

Allegiancy, LLC
a Delaware limited liability company

By: _______________________
Its: Manager

Dated:

Exhibit A

Please check the appropriate statement.

The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

Executed this ____day of _____________ 20___.

X__ ______________________________________

Signature (Investor, or authorized signatory)

Title:

X__ ______________________________________

Joint Signature (Investor, or authorized signatory)

Title:

APPENDIX C

TABLE OF RMA'S PORTFOLIO UNDER MANAGEMENT

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
Office Building Reading, PA (REVA Catalyst 645 Penn, LP)*	Commenced November 23, 2012; Expires November 23, 2013 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	6% (min $4,500/month)	N/A	New Lease: 7.5% Renewal/ Renegotiation: 5%	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced July 1, 2011; Expires December 31, 2012 – shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	2.0%: Monthly Management Fee $1,000: Monthly Administrative Fee $200: Monthly Travel Fee	N/A	2% of the total amount of construction costs Reimbursement of direct expenses related to the construction coordination (i.e., telephone, postage, travel and meals)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties

[1] These are monthly fees which RMA currently receives for its management of the properties set forth in the table.
[2] These are monthly fees which RMA currently pays in turn to third parties for management of the properties set forth in the table.
[3] A monthly fee based on gross revenues of the property.
[4] A monthly fee based on gross revenues of the property.
[5] A one-time fee calculated by multiplying the fee percentage by the total minimum monthly rent or base rent due for the term of the lease.
[6] A fee based on the total cost or amount expended for construction or repair of the property.
[7] A one-time fee based on the gross sales price of the property.
[8] A one-time fee based on the principal amount of any loan procured for the property.
[9] A monthly fee based on gross revenues of the property.
[10] A monthly fee based on gross revenues of the property.
[11] A fee based on the total cost or amount expended for construction or repair of the property.

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
Office Building Greenville, SC	Commence January 1, 2013; Expires January 1, 2014 – annual renewal	6% (min $2,000/month)	N/A	New Lease: 4% if solely due to efforts of manager; 6% if a co-broker is used Renewal/ Renegotiation: 4%	5%	3%	1.5%	Yes	Commenced February 1, 2009 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.25%: Monthly Management Fee	N/A	N/A	Personnel Fees: 8% of gross monthly salary of real estate mgr (at the time of signing $72,000) as approved annually by property mgr. Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Office Building Greensboro, NC	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	Up to 4%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Office Building North Charleston, SC**	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	6%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses in a calendar year	1%	1%	Yes	Commenced December 5, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee 1.0%: Monthly Administrative Fee Min. $750/month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission [7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions [10]	Construction Management Fee[11]	Additional Fees
Office Building Richmond, VA	Commenced January 1, 2013: Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	5%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee $19,920: Annual Personnel Fees (Reimbursement of 20% of a $75,000 property manager + 32.8% burden rate on the pass through) Min. of $3,250/month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $2,400/month accounting services fee Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Warehouse/ Flex Lewisberry, PA (6 Buildings)***	Commenced January 1, 2013: Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	4%	N/A	New Lease: 6% Renewal/ Renegotiation: 4% -	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	Yes	Commenced April 27, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	2%: Monthly Management Fee	5% of the aggregate amount of the lease payments w/o a co-operating broker & 6% of the aggregate amount of the lease payments split shared equally between mgr. and co-operating broker	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Renewal Fee: 2% of the Aggregate amount of the lease payments paid at rent commencement & In the event another broker is representing the tenant, said broker will be offered an additional 2% Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties Estoppel Certificate Fees: $100 per tenant to coordinate execution and delivery if estoppel certificate Due Diligence Fees: $1,000 to coordinate due diligence on sale or refinance Personnel Fees:

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
													-60% of the salary for property mgr. (not to exceed $23,040/yr) -100% of part-time building engineer's salary (not to exceed $19,200/yr) -100% of part-time administrator (not to exceed $16,800/yr)
Office Building North Charleston, SC (RCF Ashley Center, LLC)*	Commenced January 1, 2013: Expires January 1, 2014 – annual renewal: owners may terminate for cause: manager may terminate upon uncured default by owners	4%	2%	New Lease: 1% Renewal/ Renegotiation: N/A	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced December 5, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee 1.0%: Monthly Administrative Fee Min. $2,000/month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Office Building Orlando, FL (REVA HR-RFMD, DST)*	Commenced January 1, 2013: Expires January 1, 2014 – annual renewal: owners may terminate for cause: manager may terminate upon uncured default by owners	4%	N/A	New Lease: 1% Renewal/ Renegotiation: ½%	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced November 1, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee	N/A	N/A	Monthly Maintenance Personnel Salaries: -Maintenance Technician: Annual cost of $14,040 ($1,170/month) -Additional Maintenance personnel $50/man hour, $75/ overtime hour Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Office Building Greensboro, NC (REVA HR-RFMD, DST)*	Commenced January 1, 2013: Expires January 1, 2014 – annual renewal: owners may terminate for cause;	4%	N/A	New Lease: 1% Renewal/ Renegotiation: ½%	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property	1.5%: Monthly Management Fee 0.85%: Monthly Administrative Fee	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of	Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $2,450/month accounting services fee

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	**Term of Asset Management Agreement**	**Property Management Fee[3]**	**Asset Management Fee[4]**	**Leasing Commissions[5]**	**Construction Management Fee[6]**	**Selling Commission[7]**	**Financing Fee[8]**	**Property Management Agreement**	**Term of Property Management Agreement**	**Property Management Fee[9]**	**Leasing Commissions[10]**	**Construction Management Fee[11]**	**Additional Fees**
	manager may terminate upon uncured default by owners								manager or manager upon 30 days prior written notice	Min. of $3,250/month		$50,000 (construction costs must exceed $5,000)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Warehouse/ Flex (7 buildings) Greensboro, NC and Industrial/ Flex (7 buildings) Winston-Salem, NC	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal: owners may terminate for cause: manager may terminate upon uncured default by owners	5%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee 0.85%: Monthly Administrative Fee Min. of $3,250/ month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000	Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $2,450/month accounting services fee
Office Building Greensboro, NC	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause: manager may terminate upon uncured default by owners	4%	2%	New Lease: 6% Renewal/ Renegotiation: 4%	4% of any amount expended in a calendar year	1%	1% if no outside loan broker involved: ½% otherwise	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	0.75%: Monthly Management Fee 0.50%: Monthly Administrative Fee Min. of $4,250/ month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Personnel Fees: Reimbursement for 60% of real estate mgr's salary & 60% of the overhead items related to the real estate mgr. (i.e., social security, medicare, FUTA, SUTA, Health Insurance) Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $3,750/month accounting services fee Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
Medical Office (2 Buildings) Lawrencevill e, GA	Commenced on July 1, 2013; Expires July 1, 2014; annual renewal;; owners may terminate for cause and manager may terminate upon uncured default by owners	6%	N/A	New Lease and Renewal or Renegotiation: 1%	5% of any amount (including fees for professional services) which is expended in any calendar year for construction or repair of the Property.	1%	1%	Yes	Commenced November 9, 2011 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	Greater of $1,500 or 5% per mother	N/A	0% for hard costs less than $20,000; 5% of hard costs for projects of $20,001 - $100,000; to be negotiated for projects with hard costs in excess of $100,000	N/A
Office Building Kansas City, MO (REVA Catalyst Fund, LLC)*	Commenced on January 1, 2013; Expires January 1, 2014; annual renewal; owners may terminate for cause and manager may terminate upon uncured default by owners	6%	N/A	New Lease and Renewal or Renegotiation: 1%	5% of any amount (including fees for professional services) which is expended in any calendar year for construction or repair of the Property.	1%	1%	Yes	Commenced January 1, 2013 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	Greater of $750/month or 2%; provided that fee is $500 per month while building is vacant	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	N/A

* Properties marked with an asterisk are owned by affiliates of REVA Management Advisors, LLC. The affiliate owners are denoted in parentheses below the property location.

** The Property marked with a double-asterisk is 29.19% owned by Stevens M. Sadler and 16.40% owned by Christopher K. Sadler.

*** The Property marked with a triple-asterisk is 1.2598% owned by Real Estate Value Advisors, LLC, an affiliate of us, which is owned by Stevens M. Sadler and Christopher K. Sadler on an equal basis.

PART III – EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(1)(a)	Form of Sales Agency Agreement by and between Moloney Securities Co., Inc. and us.
(1)(b)	Form of Participating Dealer Agreement.
(1)(c)	Form of Underwriter Warrant.
(2)(a)	Certificate of Formation of the issuer.***
2(b)	Amended and Restated Limited Liability Company Agreement of the issuer.*
(4)	Form of Purchaser Questionnaire and Subscription Agreement.**
(6)(a)	Equity Contribution Agreement by and among Continuum Capital, LLC, Chesapeake Realty Advisors, LLC, and us.
(6)(b)	Form of Employment Agreement by and between Stevens M. Sadler and us.
(6)(c)	Form of Employment Agreement by and between Christopher K. Sadler and us.
(6)(d)	Transfer Agent Agreement by and between Registrar and Transfer Company and us.****
(9)	Escrow Agreement by and among SunTrust Bank, Moloney Securities Co., Inc., and us.****
(10)(a)	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.***
(10)(b)	Consent of Moloney Securities, Inc., as underwriter.***
(10)(c)	Consent of Kaplan, Voekler, Cunningham & Frank, PLC*****
(11)	Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding legality of the Offered Units.

* Set forth in the Offering Circular as Appendix A
** Set forth in the Offering Circular as Appendix B
*** Previously Filed
**** To be filed by Amendment.
*****Included with the legal opinion provided pursuant to Item (11)

Exhibit (1)(a)

Form of Sales Agency Agreement by and between Moloney Securities Co., Inc. and Us

[See Attached]

PUBLIC OFFERING OF CLASS A UNITS

Minimum: [250,000] Units
Maximum: [499,997] Units

SALES AGENCY AGREEMENT

____________, 2013

Moloney Securities Co., Inc.
7 East Second Street, Suite 300
Richmond, Virginia 23224

Ladies and Gentlemen:

Allegiancy, LLC, a Delaware limited liability company (the "Company"), proposes, subject to the terms and conditions stated in this Sales Agency Agreement (the "Agreement"), to issue and sell a minimum of [250,000] Class A Units and up to a maximum of [499,997] Class A Units (the "Units") of the membership interest of the Company at a price of [$10.00] per Unit (the "Offering Price"), in a public offering exempt from registration under Section 3(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation A promulgated thereunder (the "Offering"). The Units are more fully described in the Offering Statement (as defined below).

This Agreement is to confirm the agreement between the Company and you, Moloney Securities Co., Inc. (the "Sales Agent"), concerning the offering, issuance and sale of the Units. Subject to the terms and conditions stated herein, the Sales Agent agrees to act as agent of the Company in the sale of the Units on a "best efforts" basis.

1. The Offering. The Company proposes to offer for sale the Units at the Offering Price, payable in cash pursuant to receipt of payment and execution of subscription order agreements from investors. This Agreement sets forth the terms under which the Company is engaging the Sales Agent as selling agent for the Company in the Offering, and the Sales Agent hereby agrees to serve in such capacity, the terms of which relationship are set forth in this Agreement.

In connection with the Offering, the Sales Agent has assisted and will assist the Company with the following services: (a) preparing with the Company's counsel the offering documentation to be distributed in the Offering; (b) preparing with management of the Company other materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the Offering, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) (the "Marketing Materials"); and (c) assisting in the coordination of investor meetings.

2. Retention of the Sales Agent; Compensation; Sale and Delivery of the Units. The Company hereby appoints the Sales Agent as its agent and principal distributor for the purpose of selling for cash, on a "best efforts" basis, a minimum of [250,000] and a maximum of [499,997] Units through the Dealers, all of whom shall be members of the Financial Industry Regulatory Authority ("FINRA"). The Sales Agent shall have the right to enter into Participating Dealer Agreements substantially in the form attached hereto as Exhibit A (each, a "Participating Dealer Agreement") with other broker-dealers participating in the Offering (each dealer being referred to herein as a "Dealer" and said dealers being collectively referred to herein as the "Dealers"). The Sales Agent may also sell Units for cash directly to its own clients and customers at the public offering price and subject to the terms and conditions stated in the Offering Statement. The Sales Agent hereby accepts such agency and distributorship and agrees to use its best efforts to sell the Units on said terms and conditions.

On the basis of the representations and warranties, and subject to the terms and conditions of this Agreement, the Sales Agent accepts such appointment and agrees to use its best efforts to sell the Units on said terms and conditions. It is acknowledged by the Company that the Sales Agent shall not be obligated to purchase any Units for its own account or with a view to distribution and shall not be obligated to take any action which the Sales Agent deems to be inconsistent with any applicable law, regulation, decision or order. Subscriptions will be offered as described in the Offering Statement. Except as otherwise provided in this Agreement, the appointment of the Sales Agent will terminate upon completion of the Offering. The Company will not sell or agree to sell any debt or equity securities of the Company other than through the Sales Agent during the period beginning on the date hereof and ending on the earlier of (i) the Closing Date (as defined below) or (ii) the date of termination if the Offering is terminated and the Closing (as defined below) does not occur.

Promptly after the qualification of the Units as exempt from registration pursuant to Section 3(b)(1) of the Securities Act and Regulation A promulgated thereunder by the Commission, the Sales Agent and the Dealers shall commence the offering of the Units for cash to the public in jurisdictions in which the Units are registered or qualified for sale or in which such offering is otherwise permitted. In the event the Company is unable to sell a minimum of [250,000] Units within the period provided in the Offering Statement, this Agreement shall terminate and the Company shall cause the Escrow Agent (as defined below) to refund to any persons who have subscribed for any of the Units the full amount the Escrow Agent received from them, with interest and without deduction, as set forth in the Offering Statement; and none of the parties to this Agreement shall have any obligation to the other parties hereunder, except as set forth in this Section 2 and in Section 10 hereof.

If all conditions precedent to the consummation of the Offering are satisfied, the Company agrees to issue the Units sold in the Offering on the Closing Date against payment to the Company by any means authorized pursuant hereto; *provided, however,* that no funds shall be released to the Company until the conditions specified in Section 9 hereof shall have been complied with to the reasonable satisfaction of the Sales Agent. It is understood that no sale shall be regarded as effective unless and until accepted by the Company. The Company reserves the right in its sole discretion to accept or reject any subscription for Units in whole or in part for a period of thirty (30) days from the receipt of the subscription for the Units. Any subscription for Units not accepted within thirty (30) days of receipt shall be deemed rejected.

The release of the Units against payment therefor shall be made on a date and at a place mutually acceptable to the Company and the Sales Agent (the "Closing"). The Units shall be delivered directly to the purchasers in certificated or uncertificated form (book-entry) in accordance with the instructions of the Sales Agent. The date upon which the Company shall release or deliver the Units sold in the Offering, in accordance with the terms herein, is called the "Closing Date." There may be one or more closing dates after the initial Closing Date (which may occur within sixty (60) days of the date upon which there is a Closing related to the minimum offering amount raised), and each such date is referred to herein as a Closing Date.

The Sales Agent shall receive the following compensation for its services hereunder, which may be re-allowable in whole or part to Dealers:

(a) The Sales Agent shall receive a commission equal to seven percent (7%) of the aggregate dollar amount of the Units sold in the Offering (the "Sales Fee").

(b) On each Closing Date, the Company will sell to the Sales Agent a warrant to purchase that number of the Company's Class A Units equal to 4.6% of the number of Units sold in the Offering on such Closing Date. The warrants will be substantially in the form of Exhibit B attached to this Agreement. The purchase price of the warrants shall be calculated by multiplying $0.001 by the number of Class A Units of the Company underlying the warrant. In accordance with FINRA Rule 5110(g)(1), the warrants shall not be sold by the Sales Agent during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the Offering, except as permitted by FINRA Rule 5110(g)(2). Solely for purposes of this Section 2(b), the commencement of the offering is deemed to be the date on which the Offering Statement is declared qualified by the Securities and Exchange Commission (the "Commission").

(c) The Company will provide the Sales Agent with a non-accountable expense allowance of up to one percent (1%) of the aggregate dollar amount of the Units sold in the Offering as contemplated by Section 8 hereof and as permitted by FINRA Rule 5110(f)(2)(B).

(d) The Sales Agent shall be reimbursed for actual, accountable and reasonable out-of-pocket expenses, which expenses shall not exceed, on an aggregate basis, one percent (1%) of the aggregate dollar amount of the Units sold in the Offering, as contemplated by clause (viii) of Section 8 hereof and as permitted by FINRA Rule 5110(f)(2)(D). The Sales Fee, non-accountable expenses, out-of-pocket expenses, or other fees or commissions payable hereunder, shall be paid in same day funds on the Closing Date, unless otherwise agreed to by the Company and the Sales Agent in writing.

The Company will not be liable or responsible to any Dealer for direct payment of commissions to any Dealer, it being the sole and exclusive responsibility of the Sales Agent for payment of commissions to Dealers.

The Company acknowledges and agrees that in connection with the Offering, sale of the Units or any other services the Sales Agent may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Sales Agent: (i) no fiduciary relationship exists between the Company or any other related person, on the one hand, and the Sales Agent, on the other hand; (ii) any duties and obligations that the Sales Agent may have to the Company shall be limited to those duties and obligations specifically stated herein; and (iii) the Sales Agent and its affiliates may have interests that differ from those of the Company.

3. Representations and Warranties of the Company. The Company represents and warrants to the Sales Agent that each of the following representations and warranties are true and correct as of the date hereof, except to the extent that such representations or warranties specifically speak to a future date:

(a) In connection with the Offering, the Company has prepared and filed with the Commission a Regulation A Offering Statement on Form 1-A (the "Offering Statement") conforming to the requirements of the Securities Act and the applicable rules and regulations (the "Rules and Regulations") of the Commission. The Offering Statement does not, and any amendment or supplement thereto will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that this representation and warranty does not apply to statements in or omissions from information relating to the Sales Agent in the section of the Offering Statement entitled "Plan of Distribution" that were made in reliance upon and in conformity with information furnished to the Company by the Sales Agent expressly for use therein.

(b) All offers and sales in connection with the Offering comply in all material respects with applicable federal and state securities laws and are conducted in the manner described in the Offering Statement, and any amendment or supplement thereto.

(c) As of the Closing, the Offering Statement will have been declared qualified by the Commission and the Units exempt from registration under Section 3(b)(1) of the Securities Act and Regulation A promulgated thereunder. No order suspending such exemption or preventing or suspending the use of the Offering Statement or otherwise preventing or materially adversely affecting the transactions contemplated by this Agreement will have been issued by the Commission or any court, other authority or other governmental agency.

(d) The Company has been duly organized and is validly existing and in good standing as a limited liability company under the laws of the State of Delaware with all requisite power and authority to enter into this Agreement, to conduct its business as now conducted and as proposed to be conducted, and to own and operate its properties, investments and assets, as described in the Offering Statement. The Company is not in violation of any provision of its certificate of formation, operating agreement, as amended, or other governing documents and is not in default under or in breach of, and does not know of the occurrence of any event that with the giving of notice or the lapse of time or both would constitute a default under or breach of, any term or condition of any material agreement or instrument to which it is a party or by which any of its properties, investments or assets is bound, except as disclosed in the Offering Statement or except as would not, individually or in the aggregate, result in any material adverse effect on the business, financial position, member's equity or results of operations of the

Company (a "Material Adverse Effect"). Except as noted in the Offering Statement, the Company does not own or control, directly or indirectly, any other corporation, association, or other entity. The Company has furnished to the Sales Agent copies of its certificate of formation, operating agreement, as amended, and all other governing documents, and all such copies are true, correct and complete and contain all amendments thereto through the date of this Agreement.

(e) The securities underlying the Units, including the Class A Units issuable upon exercise of warrants issued to the Sales Agents, have been duly and validly authorized by the Company and upon issuance against payment therefor as provided herein, will be validly issued, fully paid and non-assessable, and will conform to the description thereof contained in the Offering Statement. No party has any preemptive rights with respect to any of the securities underlying the Units, including the Class A Units issuable upon exercise of warrants issued to the Sales Agents, or any right of participation or first refusal with respect to the sale of the Units by the Company. Except as set forth in the Offering Statement, no person holds a right to require registration under the Securities Act of any security of the Company at any other time.

(f) As of the initial Closing Date, the Company has 1,000,000 authorized Class A Units, of which no Class A Units are issued and outstanding, and 20,000,000 authorized Class B Units, of which 100 Class B Units are issued and outstanding. All of the issued and outstanding membership interests of the Company have been duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in the Offering Statement, there is no outstanding option, warrant or other right calling for the issuance of, and no commitment, plan or arrangement to issue, any membership interests of the Company or any security convertible into or exchangeable for membership interests of the Company.

(g) The Company has full legal right, power, and authority to enter into this Agreement and the Escrow Agreement among the Company, SunTrust Bank, a Georgia banking corporation (the "Escrow Agent") and the Sales Agent (the "Escrow Agreement"), to issue and deliver the Units as provided herein and in the Offering Statement and to consummate the transactions contemplated herein and in the Offering Statement. Each of this Agreement and the Escrow Agreement have been duly authorized, executed, and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms, except to the extent that enforceability may be limited by (i) bankruptcy, insolvency, moratorium, liquidation, reorganization, or similar laws affecting creditors' rights generally, regardless of whether such enforceability is considered in equity or at law, (ii) general equity principles, and (iii) limitations imposed by federal and state securities laws or the public policy underlying such laws regarding the enforceability of indemnification or contribution provisions.

(h) All agreements between or among the Company and third parties expressly referenced in the Offering Statement, unless otherwise disclosed, are legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent enforceability may be limited by (i) bankruptcy, insolvency, moratorium, liquidation, reorganization, or similar laws affecting creditors' rights generally, regardless of whether such enforceability is considered in equity or at law, (ii) general equity principles and (iii) limitations imposed by federal or state securities laws or the public policy underlying such laws regarding the enforceability of indemnification or contribution provisions.

(i) Except as disclosed in the Offering Statement, each consent, approval, authorization, order, license, certificate, permit, registration, designation or filing by or with any governmental agency or body or any other third party necessary for the valid authorization, issuance, sale and delivery of the Units, the execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby and by the Offering Statement, except such as may be required under the Securities Act or under state securities laws, has been made or obtained and is in full force and effect.

(j) There is not pending or, to the knowledge of the Company, threatened or contemplated, any action, suit, proceeding, inquiry, or investigation before or by any court or any governmental authority or agency to which the Company may be a party, or to which any of the properties or rights of the Company may be subject, that is not described in the Offering Statement and (i) that may reasonably be expected to result in a Material Adverse Effect, (ii) that may reasonably be expected to materially adversely affect any of the material properties of the Company or (iii) that may reasonably be expected to adversely affect the consummation of the transactions contemplated by this Agreement.

(k) The financial statements of the Company together with related schedules, disclosure and notes included in the Offering Statement fairly present in all material respects the financial position of the Company as of the dates indicated and the results of operations and cash flows for the periods specified. Such financial statements have been prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis during the periods involved. The unaudited financial information (including the related notes and disclosures) included in the Offering Statement complies as to form in all material respects to the applicable accounting requirements of Regulation A promulgated under the Securities Act, and management of the Company believes that the assumptions underlying any adjustments are reasonable. Such information fairly presents in all material respects with respect to the Company the financial position, results of operations and other information purported to be shown therein at the respective dates and for the respective periods specified.

(l) Keiter, Stephens, Hurst, Gary & Shreaves, P.C., who have audited certain financial statements of the Company, are independent public accountants as required by the Securities Act and the Rules and Regulations.

(m) The Company has not sustained, since January 1, 2012, any material loss or interference with its business from fire, explosion, flood, hurricane, accident, or other calamity, whether or not covered by insurance, or from any labor dispute or arbitrators' or court or governmental action, order, or decree, otherwise than as set forth or contemplated in the Offering Statement. Since the respective dates as of which information is given in the Offering Statement, and except as otherwise stated in the Offering Statement, there has not been (i) any material change in the membership interests, long-term debt, obligations under capital leases, or short-term borrowings of the Company, (ii) any material adverse change, or any development that could reasonably be expected to result in a prospective material adverse change in the business, properties, assets, results of operations or condition (financial or other) of the Company, (iii) any liability or obligation, direct or contingent, incurred or undertaken by the Company that is material to the business or condition (financial or other) of the Company, except for liabilities or obligations incurred in the ordinary course of business, (iv) any declaration or payment of any dividend or distribution of any kind on or with respect to the membership interests of the Company, or (v) any transaction that is material to the Company, except transactions in the ordinary course of business or as otherwise disclosed in the Offering Statement.

(n) Except as disclosed in the Offering Statement, the Company owns, possesses, has obtained or in the ordinary course of business will obtain, and has made available for review by the Sales Agent, all material permits, licenses, franchises, certificates, consents, orders, approvals, and other authorizations of governmental or regulatory authorities as are necessary to carry on its business as presently conducted, or as contemplated in the Offering Statement to be conducted (the "Permits"), except for such permits, licenses, franchises, certificates, consents, orders, approvals, and other authorizations, the failure of which to have or maintain would not, individually or in the aggregate, have a Material Adverse Effect, and the Company has not received any notice of proceedings relating to revocation or modification of any such Permits, except where such revocation or modification would not have a Material Adverse Effect.

(o) The Company has properly filed all necessary federal, state, local, and foreign income tax returns required to be filed by it and has paid all taxes shown as due and payable thereon (or has obtained appropriate extensions), except for taxes that are being contested in good faith and for which adequate reserves have been established in the Company's financial statements. No tax deficiency has been asserted or, to the knowledge of the Company, threatened to be asserted against the Company.

(p) The execution, delivery and performance of this Agreement and the Escrow Agreement, the compliance with the terms and provisions hereof and the consummation of the transactions contemplated herein, therein and in the Offering Statement by the Company, do not and will not violate or constitute a breach of, or default under: (i) the certificate of formation, operating agreement, or other governing document of the Company, as amended; (ii) any of the terms, provisions, or conditions of any material instrument, agreement, or indenture to which the Company is a party or by which it is bound or by which its business, assets, investments or properties may be affected; or, (iii) to Company's knowledge, any order, statute, rule, or regulation applicable to the Company, or any of its business, investments, assets or properties, of any court or (to the knowledge of the Company) any governmental authority or agency having jurisdiction over the Company, or any of its business, investments, properties or assets; and to the knowledge of the Company do not and will not result in the creation or imposition of any lien, charge, claim, or encumbrance upon any property or asset of the Company.

(q) Except as stated in or contemplated by the Offering Statement, neither the Company nor any affiliate of the Company has paid or awarded, nor will any such person pay or award, directly or indirectly, any commission or other compensation to any person engaged to render investment advice to a potential purchaser of Units as an inducement to advise the purchase of Units.

(r) The Company owns, possesses, licenses or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "Intellectual Property") necessary for the conduct of the Company's business as now conducted or as proposed in the Offering Statement to be conducted. Except as set forth in the Offering Statement, (i) there are no rights of third parties to any such Intellectual Property; (ii) there is no material infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company's rights in or to any such Intellectual Property, and the Company is unaware of any facts that would form a reasonable basis for any such claim; (iv) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts that would form a reasonable basis for any such claim; and (v) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact that would form a reasonable basis for any such claim.

(s) No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) contained in Offering Statement has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(t) The industry-related and market-related statistics obtained from independent industry publications and reports and included in the Offering Statement agree with the sources from which they are derived. The Company has provided copies of all such sources to the Sales Agent.

(u) No relationship exists between or among the Company and any manager, officer, member or affiliate of the Company which is required by the Securities Act and the Rules and Regulations to be described in the Offering Statement which is not so described and described as required in material compliance with such requirement. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company to or for the benefit of any of the officers or managers of the Company or any of their respective family members.

(v) The Company has not sold any securities to any person or entity nor is there any beneficial owner of the issuer's equity securities, that acquired said securities during the 180-day period immediately preceding the date of the Offering Statement, that has an association or affiliation with any member of FINRA.

4. Covenants of the Company. The Company hereby covenants to the Sales Agent as follows:

(a) The Company will immediately upon receipt of any information concerning the events listed below notify the Sales Agent: (i) of the receipt of any comments from the

Commission or any other governmental entity with respect to the Offering or the transactions contemplated by this Agreement; (ii) of any request by the Commission or any other governmental entity for any amendment or supplement to the Offering Statement for additional information; (iii) of the issuance by the Commission or any other governmental agency of any order or other action suspending the Offering or the use of the Offering Statement, or any other filing of the Company under applicable regulations or other applicable law, or of the initiation or threat of initiation or threat of any proceedings for such purposes; or (iv) of the occurrence of any event mentioned in subparagraph (d) below. The Company will make every reasonable effort to prevent the issuance by the Commission or any state authority of any such order and, if any such order shall at any time be issued, to obtain the lifting thereof at the earliest possible time.

(b) The Company will deliver to the Sales Agent such number of copies of the Offering Statement, as amended or supplemented, as the Sales Agent may reasonably request.

(c) The Company will comply in all material respects with any and all terms, conditions, requirements and provisions with respect to the Offering and the transactions contemplated thereby imposed by the Commission, by applicable federal and state law and regulations, and by applicable provisions of the Securities Act and the Exchange Act and the rules and regulations adopted thereunder, to be complied with prior to or subsequent to the Closing Date; and when the Offering Statement is required to be delivered, the Company will comply in all material respects, at its own expense, with all material requirements imposed upon it by the Commission, by applicable state law and regulations and by the Securities Act, the Exchange Act and the rules and regulations adopted thereunder, in each case as from time to time in force, so far as necessary to permit the continuance of sales or dealing in the Units during such period in accordance with the provisions hereof and the Offering Statement.

(d) If any event relating to or affecting the Company shall occur, as a result of which it is necessary, in the reasonable opinion of counsel for the Company or for the Sales Agent, to amend or supplement the Offering Statement in order to make it not misleading in light of the circumstances existing at the time of its use, the Company will, at its expense, forthwith prepare and furnish to the Sales Agent, a reasonable number of copies of an amendment or amendments of, or a supplement or supplements to, the Offering Statement (in form and substance satisfactory to counsel for the Sales Agent after a reasonable time for review) which will amend or supplement the Offering Statement so that as amended or supplemented it will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances existing at the time, not misleading. For the purpose of this subsection, the Company will furnish such information with respect to itself as the Sales Agent may from time to time reasonably request.

(e) If applicable, the Company will endeavor in good faith, in cooperation with the Sales Agent, to register or to qualify the Units for offering and sale under the applicable securities laws of the jurisdictions identified in the Offering Statement, as the same may be amended, in which the Offering will be conducted; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify to do business in any jurisdiction in which it is not so qualified.

(f) The net proceeds from the sale of the Units will be used substantially in the manner set forth in the Offering Statement under the caption "Estimated Use of Proceeds."

(g) Prior to the Closing Date, the Company will inform the Sales Agent of any event or circumstances of which it is aware as a result of which the Offering Statement, as then supplemented or amended, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.

(h) The Offering Statement will not be amended without the mutual consent of the Company and the Sales Agent.

(i) The Company will not accept subscriptions for the Units in the Offering until the Company has satisfied or caused to be satisfied each condition set forth in Section 9 hereof, unless such condition is waived in writing by the Sales Agent.

5. Representations of Sales Agent. The Sales Agent represents and warrants to the Company that each of the following representations and warranties are true and correct as of the date hereof, except to the extent that such representations or warranties specifically speak to a future date:

(a) The Sales Agent is a member of FINRA and it and its employees and representatives have all required licenses and registrations to act under this Agreement, and each shall remain a member or duly licensed, as the case may be, during the Offering.

(b) The information furnished to the Company by the Sales Agent in writing expressly for use in the Offering Statement or any amendment or supplement thereto, including any such information under the caption "Plan of Distribution" in the Offering Statement, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) The Sales Agent will not use any sales literature not authorized and approved by the Company, use any "broker-dealer use only" materials with members of the public, or make any unauthorized verbal representations or verbal representations which contradict or are inconsistent with the statements made in the Offering Statement in connection with offers or sales of the Units.

(d) The Sales Agent is a duly organized and validly existing corporation under the laws of Missouri.

(e) No consent, approval, authorization or other order of any governmental authority is required in connection with the execution or delivery by the Sales Agent of this Agreement, except such as may be required under the Securities Act or applicable state securities laws.

(f) There are no actions, suits or proceedings pending or to the knowledge of the Sales Agent, threatened against the Sales Agent at law or in equity or before or by any federal or state commission, regulatory body or administrative agency or other governmental body, domestic or foreign, which could be reasonably expected to have a material adverse effect on the ability of the Sales Agent to perform its obligations under this Agreement or to participate in the Offering as contemplated by the Offering Statement.

(g) The execution and delivery of this Agreement, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement by the Sales Agent will not conflict with or constitute a default under any of its organizational documents or other similar agreement, indenture, mortgage, deed of trust, lease, or, to the Sales Agent's knowledge, under any rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Sales Agent, except to the extent that the enforceability of the indemnity and/or contribution provisions contained in Section 10 of this Agreement may be limited under applicable securities laws.

(h) The Sales Agent has full legal right, power and authority to enter into this Agreement and to perform the transactions contemplated hereby, except to the extent that the enforceability of the indemnity and/or contribution provisions contained in Section 10 of this Agreement may be limited under applicable securities laws.

(i) Except for Participating Dealer Agreements, no agreement will be made by the Sales Agent with any person permitting the resale, repurchase or distribution of any Units purchased by such person.

6. Covenants of Sales Agent.

(a) Subject to the Company's compliance with its obligations hereunder, the Sales Agent will comply with all applicable federal and state securities laws, including the Securities Act, Exchange Act, other applicable state securities and other laws, and the applicable rules and regulations of FINRA.

(b) You have not provided and will not provide to the purchasers of Units any written or oral information regarding the business of the Company, including any representations regarding the Company's financial condition or financial prospects, other than such information as is contained in the Offering Statement. You further covenant that you will use your best efforts to comply in the Offering with such purchaser suitability requirements as may be imposed by state securities or blue sky requirements.

(c) Until the termination of this Agreement, if any event affecting the Offering Statement shall occur which, in the opinion of counsel to the Company, should be set forth in a supplement to the Offering Statement, you agree to distribute each supplement of the Offering Statement to each person who has previously received a copy of the Offering Statement from you and you further agree to include such supplement in all future deliveries of the Offering Statement. You agree that following notice from the Company that a supplement to the Offering Statement is necessary, you will cease further efforts to sell the Units until such a supplement is prepared and delivered to you.

7. Delivery and Payment. An escrow procedure shall be established which shall comply with Commission Rule 15c2-4, promulgated under the Exchange Act, with the Escrow Agent.

The Sales Agent shall transmit all funds received from subscribers to the Escrow Agent in accordance with the terms of the Escrow Agreement by noon of the next business day following receipt thereof. Subscribers in the offering shall be directed to make all checks, drafts or money orders payable to "SunTrust Bank, as escrow agent for Allegiancy, LLC." Any checks received which are made payable to any party other than the Escrow Agent, shall be returned to the purchaser who submitted the check and not accepted. The Company and the Sales Agent shall jointly direct the Escrow Agent to make payment for Units sold in the Offering by wire transfer drawn to the order of the Company in same day funds. On the Closing Date, and by wire transfer drawn to the order of the Sales Agent, in same day funds, the Company shall direct the Escrow Agent to deliver payment of the fees and expenses due to the Sales Agent pursuant to Section 2 hereof (less any portion thereof previously paid to the Sales Agent).

8. Payment of Expenses. The Company covenants and agrees with the Sales Agent that it will pay or cause to be paid the following expenses: (i) the costs and expenses in connection with the preparation and printing of the Offering Statement and any amendments or supplements thereto, and the mailing and delivering of copies thereof to the Sales Agent; (ii) the cost of printing or reproducing this Agreement, any Blue Sky Survey (if necessary), any dealer agreements and any other documents in connection with the Offering, and purchase, sale and delivery of the Units; (iii) all expenses in connection with the qualification of the Units for offering and sale under state securities laws as provided in Section 4(e) hereof; (iv) the filing fees incident to securing any required review by FINRA of the terms of the sale of the Units; (v) the cost of preparing equity certificates or establishing book-entry accounts; (vi) the costs or expenses of any transfer agent or registrar; (vii) bank escrow fees and wire transfer fees; and (viii) contingent upon the Closing of the Offering, the reasonable, accountable expenses of the Sales Agent related to this engagement, including the Sales Agent's attorneys' fees, which expenses shall not exceed, on an aggregate basis, one percent (1%) of the aggregate dollar amount of the Units sold in the Offering. Contingent upon the Closing of the Offering, the Company will also provide the Sales Agent with a non-accountable expense allowance of up to one percent (1%) of the aggregate dollar amount of the Units sold in the Offering.

9. Conditions to Obligations of the Sales Agent. The obligations of the Sales Agent hereunder and the occurrence of the Closing of the Offering are subject to the condition that all representations and warranties and other statements of the Company are, at and as of the commencement of the Offering and at and as of the Closing Date, true and correct in all material respects and the condition that the Company shall have performed in all material respects all of its respective obligations hereunder theretofore to be performed, and the following additional conditions:

(a) No amendment or supplement to the Offering Statement shall be distributed to which the Sales Agent shall have objected in writing.

(b) Kaplan Voekler Cunningham & Frank, PLC, counsel for the Company, shall have furnished to the Sales Agent their written opinion, dated as of the Closing Date, in form and substance satisfactory to the Sales Agent, to the effect set forth in Exhibit C.

(c) At the Closing Date, the Sales Agent shall receive a certificate of the President of the Company, dated the Closing Date, to the effect that (i) they have carefully examined the

Offering Statement (and any amendment or supplement thereto) and, as of its date, the Offering Statement (and any amendment or supplement thereto) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) there has not been, since the respective dates as of which information is given in the Offering Statement (or any amendment or supplement thereto), any material adverse change in the financial condition or in the management, earnings, capital, properties, business prospects or business affairs of the Company, whether or not arising in the ordinary course of business; (iii) the representations and warranties contained in Section 3 of this Agreement are true and correct with the same force and effect as though made at and as of the Closing Date; (iv) the Company has complied in all material respects with all material agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date including the conditions contained in this Section 9; (v) no stop order has been issued or, to the best of their knowledge, is threatened, by the Commission or any other governmental body; and (vi) no order suspending the Offering has been issued and to the best of their knowledge, no proceedings for any such purpose have been initiated or threatened by the Commission or any other federal or state authority.

(d) Prior to and at the Closing Date: (i) the Company shall not have received from the Commission or any other governmental body any direction (oral or written) to make any material change in the method of conducting their business with which it has not complied in all material respects (which direction, if any, shall have been disclosed to the Sales Agent) and which would reasonably be expected to have Material Adverse Effect; and (ii) the Units have been qualified or registered for offering and sale under the securities or Blue Sky laws of the jurisdictions as to which the Company and the Sales Agent shall have agreed.

(e) Subsequent to the date hereof, there shall not have occurred any of the following: (i) a suspension or limitation in trading in securities generally on the New York Stock Exchange, the Nasdaq Stock Market or in the over-the-counter market; or (ii) the engagement by the United States in hostilities which have resulted in the declaration, on or after the date hereof, of a national emergency or war if the effect of any of (i) or (ii) herein, in the Sales Agent's reasonable judgment, makes it impracticable or inadvisable to proceed with the Offering or the delivery of the Units on the terms and in the manner contemplated in the Offering Statement.

(f) FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the terms of this Agreement and the Sales Agent's compensation hereunder.

10. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless the Sales Agent and each of the Dealers and its officers, directors, partners and employees (each an "Indemnified Party") from and against any losses, claims (including the reasonable cost of investigation), damages or liabilities, joint or several, to which such Dealer or the Sales Agent, or their respective Indemnified Parties, may become subject, under the Securities Act or the Exchange Act, or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) in whole or in part, any material inaccuracy in a representation or warranty contained herein by the Company, any material breach of a covenant contained herein by the Company or any material failure by the Company to perform its obligations hereunder or to comply with state or federal securities laws applicable to the Offering, or (b) any untrue statement or alleged untrue statement of a material fact contained (i) in any Offering Statement or any post-qualification amendment thereto or (ii) in any blue sky application or other document executed by the Company or on its behalf specifically for the purpose of qualifying any or all of the Units for sale under the securities laws of any jurisdiction or based upon written information furnished by the Company under the securities laws thereof (any such application, document or information being hereinafter called a "Blue Sky Application"), or (c) the omission or alleged omission to state a material fact required to be stated in the Offering Statement or any post-qualification amendment thereof or necessary to make the statements therein not misleading, and the Company will reimburse each Dealer or the Sales Agent, and their respective Indemnified Parties, for any legal or other expenses reasonably incurred by such Dealer or the Sales Agent, and their respective Indemnified Parties, in connection with investigating or defending such loss, claim, damage, liability or action; *provided, however*, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of, or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished either (x) to the Company by the Sales Agent or (y) to the Company or the Sales Agent by or on behalf of any Dealer, in each case expressly for use in the Offering Statement or any post-qualification amendment thereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) The Sales Agent agrees to indemnify and hold harmless the Company and its Indemnified Parties from and against any losses, claims, damages or liabilities to which any of the aforesaid parties may become subject, under the Securities Act or the Exchange Act, or otherwise, insofar as such losses, claims (including the reasonable cost of investigation), damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) in whole or in part, any material inaccuracy in a representation or warranty contained herein by the Sales Agent, any material breach of a covenant contained herein by the Sales Agent, or any material failure by the Sales Agent to perform its obligations hereunder or (b) any untrue statement or any alleged untrue statement of a material fact contained (i) in any Offering Statement or any post-qualification amendment thereto or (ii) any Blue Sky Application, or (c) the omission or alleged omission to state a material fact required to be stated in the Offering Statement or any post-qualification amendment thereof or necessary to make the statements therein not misleading, *provided, however*, that in each case described in clauses (b) and (c) to the extent, but only to the extent, that such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by the Sales Agent expressly for use in the Offering Statement or any such post-qualification amendments thereof, or (d) any use of sales literature by the Sales Agent not authorized or approved by the Company or any use of "broker-dealer use only" materials with members of the public concerning the Offered Shares by the Sales Agent, or (e) any untrue statement made by the Sales Agent or its representatives or agents or omission to state a fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in connection with the offer and sale of the Units, or (f) any material violation by the Sales Agent of this Agreement, or (g) any failure by the Sales Agent to comply with applicable laws governing money laundry abatement and anti-terrorist financing efforts in connection with the Offering, including applicable FINRA Rules, Exchange Act Regulations and the USA PATRIOT Act, or (h) any other failure by the Sales

Agent to comply with applicable FINRA or Exchange Act Regulations. The Sales Agent will reimburse the aforesaid parties in connection with investigation or defense of such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Sales Agent may otherwise have.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection, unless and to the extent that such indemnifying party did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have been advised by counsel that (i) representation of such indemnified party and the indemnifying party would present such counsel with a conflict of interest under applicable standards of professional conduct due to actual or potential differing interests between them, or (ii) that there may be legal defenses available to the indemnified party or parties that are different from or in addition to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to defend such action on behalf of such indemnified party or parties. It is understood that the indemnifying party shall, in connection with any such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys together with appropriate local counsel at any time for all indemnified parties not having actual or potential differing interests with any indemnified party. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to appoint counsel to defend such action and approval by the indemnified party of such counsel, the indemnifying party will not be liable for any settlement entered into without its consent and will not be liable to such indemnified party under this Section 10 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the next preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii). The indemnifying party agrees that, without the indemnified party's prior written consent, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the transactions contemplated herein unless such settlement (i) includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all indemnified persons and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified person.

(d) If the indemnification provided for in this Section 10 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Sales Agent on the other from the offering of the Units. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Sales Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Sales Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total fees and commissions received by the Sales Agent, in each case as set forth in the table and the footnotes thereto on the cover page of the Offering Statement. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Sales Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Sales Agent agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) The obligations of the Company under this Section 10 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each officer, director, employee and agent of the Sales Agent and each person, if any, who controls the Sales Agent within the meaning of the Securities Act; and the obligations of Sales Agent under this Section 10 shall be in addition to any liability which the Sales Agent may otherwise have and shall extend, upon the same terms and conditions, to each officer and manager of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

11. Representations and Indemnities to Survive. All indemnities, representations, warranties, covenants and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain in full force and effect, regardless of any termination or cancellation of this Agreement or any investigation (or any statement as to the results thereof) made by or on behalf of the Sales Agent, or any controlling person of the Sales

Agent, or the Company or any officer or manager or controlling person of the Company, and shall survive delivery of and payment for the Units. Notwithstanding any termination of this Agreement, including without limitation any termination pursuant to Section 12, the indemnity and contribution agreements contained in Section 10 and the covenants, agreements, representations and warranties set forth in this Agreement shall not terminate and shall remain in full force and effect at all times.

12. Termination and Payment of Expenses.

This Agreement shall become effective on the date hereof and, except as otherwise provided in this Agreement, will terminate upon the completion of the Offering. This Agreement may be extended upon the mutual agreement of the Sales Agent and the Company. However, this Agreement may be terminated at any time, whether at the end of its term or otherwise, at the option of the Sales Agent or the Company upon ten (10) days written notice to the other.

13. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Sales Agent shall be sufficient in all respects if delivered or sent by reliable courier, first class mail or facsimile transmission to the Sales Agent at Moloney Securities Co., Inc., 7 East Second Street, Suite 300, Richmond, Virginia 23224, Attention: James A. Riggs, Executive Vice President (facsimile ____________); and if to the Company shall be sufficient in all respects if delivered or sent by reliable courier, first class mail or facsimile transmission to Allegiancy, LLC, 10710 Midlothian Tnpk., Suite G, Richmond, Virginia 23235, Attention: Stevens M. Sadler, President (facsimile: ____________). Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14. Successors. This Agreement shall be binding upon, and inure solely to the benefit of, the Sales Agent and the Company and, to the extent provided in Sections 10 and 11 hereof, the officers and managers of the Company and each person who controls the Company or the Sales Agent, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this agreement. No purchaser of any of the Units from the Sales Agent shall be deemed a successor or assign by reason merely of such purchase.

15. Time of the Essence. Time shall be of the essence in this Agreement.

16. Business Day. As used herein, the term "business day" shall mean any day when the Federal Reserve's office in Washington, D.C. is open for business.

17. Applicable Law. This Agreement is to be construed in accordance with and governed by the laws of the State of Delaware (without regard to those laws relating to choice of law) applying to contracts entered into and to be performed within the State of Delaware.

18. Captions. The captions included in this Agreement are included solely for convenience of reference and shall not be deemed to be a part of this Agreement.

19. Pronouns. All pronouns used herein shall be deemed to refer to the masculine, feminine or neuter gender as the context requires.

20. Privacy Act. To protect Customer Information (as defined below) and to comply as may be necessary with the requirements of the Gramm-Leach-Bliley Act (15 U.S.C. 6801, et seq.), the relevant state and federal regulations pursuant thereto and state privacy laws, the Sales Agent hereby agrees to the confidentiality and non-disclosure obligations set forth herein.

(a) "Customer Information" means any information contained on a customer's application or other form and all nonpublic personal information about a customer that a party receives from the other party. "Customer Information" shall include, but not be limited to, name, address, telephone number, social security number, health information and personal financial information (which may include consumer account number).

(b) The Sales Agent understands and acknowledges that it may be financial institutions subject to applicable federal and state customer and consumer privacy laws and regulations, including Title V of the Gramm-Leach-Bliley Act and regulations promulgated thereunder (collectively, the "Privacy Laws"), and any Customer Information received by the Sales Agent is received with limitations on its use and disclosure. The Sales Agent agrees that it is prohibited from using the Customer Information received other than (i) as required by law, regulation or rule, or (ii) to carry out the purposes for which one party discloses Customer Information to the other party pursuant to this Agreement, as permitted under the "use in the ordinary course of business" exception to the Privacy Laws.

(c) The Sales Agent shall establish and maintain safeguards against the unauthorized access, destruction, loss, or alteration of Customer Information in its control which are no less rigorous than those maintained by the Sales Agent for its own information of a similar nature. In the event of any improper disclosure of any Customer Information, the Sales Agent will immediately notify the Company

21. Counterparts. This Agreement may be executed by any one or more of the parties in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

[signatures on following page]

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon the acceptance hereof by you, this letter and such acceptance hereof shall constitute a binding agreement between us.

Very truly yours,

ALLEGIANCY, LLC

By: ______________________
Stevens M. Sadler
President

Accepted as of the date hereof:

MOLONEY SECURITIES CO., INC.

By: ______________________
James A. Riggs
Executive Vice President

Exhibit A

Form of Participating Dealer Agreement

[See attached]

Exhibit B

Form of Warrant

[See attached]

Exhibit C

Form of Opinion

1. The Company is validly existing as a Delaware limited liability company in good standing under the laws of the State of Delaware with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Statement and to enter into and perform its obligations under the Sales Agency Agreement.

2. The authorized membership interests of the Company is as set forth in the Offering Statement under the caption "Capitalization and Security Ownership of Management and Certain Security Holders" and all of the issued and outstanding membership interests of the Company have been duly authorized and validly issued and are fully paid and non-assessable, and none of such outstanding membership interests were issued in violation of preemptive rights by operation of law or, to counsel's knowledge, by contract of any member of the Company; and the Units conform to the description of the membership interests and warrants contained in the Offering Statement.

3. To counsel's knowledge, except as described in the Offering Statement, (A) there are no outstanding rights (contractual or otherwise), warrants or options to acquire, or instruments convertible into or exchangeable for, or agreements or understandings with respect to the sale or issuance of, any membership interest of or other equity interest in the Company; and (B) there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company (or successor company) to file a registration statement under the Securities Act or otherwise register any securities of the Company (or successor company) owned or to be owned by such person.

4. The Sales Agency Agreement has been duly authorized, executed and delivered by the Company.

5. The issue and sale of the Units being delivered at the Closing by the Company and the compliance by the Company with all of the provisions of the Sales Agency Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; except for those conflicts, breaches, violations or defaults in subparagraphs that would not result in a Material Adverse Effect.

6. To counsel's knowledge, the Company (a) is not in violation of its certificate of formation, operating agreement, as amended, or other organizational documents and (b) no default by the Company exists in the due performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound that is described or referred to in the Offering Statement which would result in a Material Adverse Effect.

7. The statements set forth in the Offering Statement under the caption "Description of Offered Securities," as such statements contain descriptions of laws, rules or regulations, and insofar as they describe the terms of agreements or the Company's certificate of formation or operating agreement, as amended, are correct in all material respects.

8. The Offering Statement has been declared qualified by the Commission and the Units are exempt from registration under Section 3(b)(1) of the Securities Act and Regulation A promulgated thereunder. No order suspending such exemption or preventing or suspending the use of the Offering Statement or otherwise preventing or materially adversely affecting the transactions contemplated by this Agreement has been issued by the Commission or any court, other authority or other governmental agency.

9. The securities underlying the Units, including the Class A Units issuable upon exercise of warrants issued to the Sales Agents, have been duly authorized and, when issued, delivered and paid for in accordance with the Sales Agency Agreement, will be validly issued, fully paid and nonassessable; and the issuance and sale of the securities underlying the Units, including the Class A Units issuable upon exercise of warrants issued to the Sales Agents, is not subject to any preemptive right under the laws of the State of Delaware or the certificate of formation or operating agreement, as amended, of the Company or, to counsel's knowledge, any contractual preemptive or similar rights.

10. On the basis of the information that we developed in the course of our participation in the preparation of the Offering Statement, considered in light of our understanding of the applicable law and the experience we have gained through our practice under the Securities Act, we advise you that nothing has come to our attention that causes us to believe that the Offering Statement (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which we make no statement), at the time the Offering Statement was issued through the date hereof, included or includes any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Exhibit 1(b) – Form of Participating Dealer Agreement

[See Attached]

PARTICIPATING DEALER AGREEMENT

Ladies and Gentlemen:

Moloney Securities Co., Inc., a Missouri corporation, as the sales agent ("Sales Agent") for Allegiancy, LLC, a Delaware limited liability company (the "Company"), invites you (the "Dealer") to participate in the distribution, on a "best efforts basis," to the public (the "Offering") of a minimum of [250,000] and a maximum of [499,997] Class A Units of the Company's Membership Interests ("Units") subject to the following terms:

1. Sales Agency Agreement; Escrow Agreement

The Sales Agent and the Company have entered into that certain Sales Agency Agreement dated ____________, 2013 (the "Sales Agency Agreement"). The Sales Agent, the Company and SunTrust Bank, a Georgia banking corporation (the "Escrow Agent"), have entered into that certain Escrow Agreement dated ____________, 2013 (the "Escrow Agreement"). By your acceptance of this Participating Dealer Agreement, you will become one of the Dealers referred to in the Sales Agency Agreement and will be entitled and subject to the indemnification provisions contained in the Sales Agency Agreement, including specifically the provisions of Section 10 of the Sales Agency Agreement. Such indemnification obligations shall survive the termination of this Participating Dealer Agreement. By your acceptance of this Participating Dealer Agreement, you will become one of the Participating Dealers referred to in the Escrow Agreement and hereby agree to be bound by the terms of the Escrow Agreement. Except as otherwise specifically stated herein, all terms used in this Participating Dealer Agreement have the meanings provided in the Sales Agency Agreement. The Units are offered solely through broker-dealers who are members of the Financial Industry Regulatory Authority ("FINRA").

Dealer hereby agrees to use its best efforts to sell the Units for cash on the terms and conditions stated in the Offering Statement. Nothing in this Participating Dealer Agreement shall be deemed or construed to make Dealer an employee, agent, representative or partner of the Sales Agent or of the Company, and Dealer is not authorized to act for the Sales Agent or the Company or to make any representations except as set forth in the Offering Statement and Marketing Materials.

2. Submission of Orders

Those persons who purchase Units will be instructed by the Dealer to make their checks, drafts or money orders payable to "SunTrust Bank, as escrow agent for Allegiancy, LLC." Any Dealer receiving a check not conforming to the foregoing instructions shall return such check directly to such subscriber. Checks, drafts or money orders received by the Dealer which conform to the foregoing instructions shall be transmitted for deposit with the Escrow Agent by noon of the next business day following receipt thereof together with a written account of each sale, which account shall set forth, among other things, the subscriber's name and address, the number of securities purchased, the amount paid therefor, and whether the consideration received was in the form of a check, draft, or money order. Funds may also be wired by subscribers directly to the Escrow Agent in accordance with the instructions set forth in the Escrow Agreement.

3. Pricing

Except as may be otherwise provided for in the "Plan of Distribution" section of the Offering Statement, Units shall be offered to the public at the offering price of [$10.00] per Unit. Except as otherwise indicated in the Offering Statement or in any letter or memorandum sent to the Dealer by the Company or Sales Agent, a minimum initial purchase of 1,000 Units is required.

4. Representations and Warranties of Dealer

Dealer represents and warrants to the Company and the Sales Agent and agrees that:

(a) Dealer will undertake all reasonable investigation, review, and inquiry to ensure, to the best of its reasonable knowledge and belief, that the investment is suitable for such potential investor upon the basis of the information known to Dealer or disclosed by such potential investor as to his other security holdings and as to his financial situation and needs. Dealer shall keep written records supporting this representation and warranty and such records shall be made available to the Company or Sales Agent promptly upon request.

(b) Dealer shall deliver to each prospective investor, prior to any submission by such prospective investor, a written offer to buy any Units, a copy of the Offering Statement.

(c) Dealer will not deliver to any offeree any written documents pertaining to the Company or the Units, other than the Offering Statement, and any Marketing Materials that are supplied to Dealer by the Company, the Sales Agent or their respective affiliates. Without intending to limit the generality of the foregoing, Dealer shall not deliver to any prospective investor any material pertaining to the Company or any of its affiliates that has been furnished as "broker/dealer information only."

(d) Dealer will make reasonable inquiry to determine whether a prospective investor is acquiring Units for his own account or on behalf of other persons and not for the purpose of resale or other distribution thereof.

(e) Dealer will not give any information or make any representation or warranty in connection with the Offering, the Company or the Units other than those contained in the Offering Statement and any Marketing Materials.

(f) Dealer will abide by, and will take reasonable precautions to ensure compliance by prospective investors from whom Dealer has solicited an offer to purchase, all provisions contained in the Offering Statement regulating the terms and manner of the Offering.

(g) In its solicitation of offers for the Units, Dealer will comply with all applicable requirements of the Securities Act, the Exchange Act, applicable state securities laws, and the applicable Rules and Regulations.

(h) Dealer is (and will continue to be) a member in good standing with FINRA, will abide by the rules and regulations of FINRA, is in full compliance with all applicable requirements under the Exchange Act, and is registered as a broker-dealer in all of the jurisdictions in which Dealer solicits offers to purchase the Units.

(i) Dealer will not take any action in conflict with, or omit to take any action the omission of which would cause Dealer to be in violation of the requirements of the Securities Act, the Exchange Act, or applicable state securities or blue sky laws.

(j) Dealer will use reasonable efforts to ensure that all investors who are acquiring Units have and will satisfy all conditions described in the Offering Statement and the subscription agreement attached thereto.

(k) Each of the representations and warranties made by each prospective investor to the Company in the subscription agreement, is, to the Dealer's best knowledge, information, and belief, after due inquiry, true and correct as of the date thereof and as of the date of purchase of the Units by such investor.

5. Dealers' Compensation

Except as otherwise provided in the "Plan of Distribution" section of the Offering Statement, the Dealer's sales commission applicable to the Units sold by Dealer which it is authorized to sell hereunder is ____% of the gross proceeds of Units sold by it and accepted and confirmed by the Company, which commission will be payable by the Sales Agent. For the purposes of this Section 5, Units shall be deemed to be "sold" if and only if a transaction has closed with a subscriber for Units pursuant to all applicable offering and subscription documents, the Company has accepted the subscription agreement of such subscriber, and such Units have been fully paid for. The Dealer affirms that the Sales Agent's liability for commissions payable is limited solely to the proceeds of commissions receivable from the Company, and the Dealer hereby waives any and all rights to receive payment of commissions due until such time as the Sales Agent is in receipt of the commission from the Company. In addition, as set forth in the Offering Statement, the Sales Agent may, in its sole discretion, re-allow a portion of its sales fee to Dealers participating in the offering of Units as marketing fees, reimbursement of costs and expenses of attending educational conferences or to defray other distribution-related expenses.

The parties hereby agree that the foregoing commission is not in excess of the usual and customary distributors' or sellers' commission received in the sale of securities similar to the Units, that Dealer's interest in the Offering is limited to such commission from the Sales Agent and Dealer's indemnity referred to in Section 10 of the Sales Agency Agreement, and that the Company is not liable or responsible for the direct payment of such commission to the Dealer. In addition, the Sales Agent shall pay to the Dealer a non-accountable due diligence, marketing and expense reimbursement fee of ___% of the gross proceeds of the Units sold by the Dealer and confirmed by the Company.

6. Applicability of Indemnification

Each of the Dealer and Sales Agent hereby acknowledges and agrees that it will be subject to the obligations set forth in, and entitled to the benefits of all the provisions of, the

Sales Agency Agreement, including but not limited to, the representations and warranties and the indemnification obligations contained in the Sales Agency Agreement, including specifically the indemnification provisions of Section 10 of the Sales Agency Agreement. Such indemnification obligations shall survive the termination of this Participating Dealer Agreement and the Sales Agency Agreement.

7. Payment

Payments of sales commissions will be made by the Sales Agent (or by the Company as provided in the Sales Agency Agreement) to Dealer within 30 days of the receipt by the Sales Agent of the gross commission payments from the Company.

8. Right to Reject Orders or Cancel Sales

All orders, whether initial or additional, are subject to acceptance by and shall only become effective upon confirmation by the Company, which reserves the right to reject any order. Orders not accompanied by a subscription agreement signature page and the required check in payment for the Units may be rejected. Issuance of the Units will be made only after actual receipt of payment. If any check is not paid upon presentment, or if the Company is not in actual receipt of clearinghouse funds or cash, certified or cashier's check or the equivalent in payment for the Units within 15 days of sale, the Company reserves the right to cancel the sale without notice. In the event an order is rejected, canceled or rescinded for any reason, Dealer agrees to return to the Sales Agent any commission theretofore paid with respect to such order within 30 days thereafter and, failing to do so, the Sales Agent shall have the right to offset amounts owed against future commissions due and otherwise payable to Dealer.

9. Offering Statement and Marketing Materials

Dealer is not authorized or permitted to give, and will not give, any information or make any representation (written or oral) concerning the Units, except as set forth in the Offering Statement and any Marketing Materials. The Sales Agent will supply Dealer with reasonable quantities of the Offering Statement, any supplements thereto and any amended Offering Statement, as well as any Marketing Materials, for delivery to investors, and Dealer will deliver a copy of the Offering Statement and all supplements thereto and any amended Offering Statement to each investor to whom an offer is made prior to or simultaneously with the first solicitation of an offer to sell the Units to an investor. Dealer agrees that it will not send or give any Marketing Materials to an investor unless it has previously sent or given a Offering Statement to that investor or has simultaneously sent or given a Offering Statement with such Marketing Materials. Dealer agrees that it will not show or give to any investor or prospective investor or reproduce any material or writing which is supplied to it by the Sales Agent and marked "broker-dealer use only" or otherwise bearing a legend denoting that it is not to be used in connection with the sale of Units to members of the public. Dealer agrees that it will not use in connection with the offer or sale of Units any material or writing supplied to it by the Company or the Sales Agent bearing a legend which states that such material may not be used in connection with the offer or sale of the Units or any other securities. Dealer further agrees that it will not use in connection with the offer or sale of Units any materials or writings which have not been previously authorized or approved by the Sales Agent.

Dealer agrees to furnish a copy of any revised preliminary Offering Statement to each person to whom it has furnished a copy of any previous preliminary Offering Statement and further agrees that it will itself mail or otherwise deliver all preliminary and final Offering Statements required for compliance with the provisions of Regulation A under the Securities Act. Regardless of the termination of this Participating Dealer Agreement, Dealer will deliver a Offering Statement in transactions in the Units for a period of 90 days from the qualification date of the Offering Statement. On becoming a Dealer, and in offering and selling Units, Dealer agrees to comply with all the applicable requirements under the Securities Act and Regulation A.

10. License and Association Membership

Dealer's acceptance of this Participating Dealer Agreement constitutes a representation to the Company and the Sales Agent that Dealer is a properly registered broker-dealer under the Exchange Act, is duly licensed as a broker-dealer and authorized to sell Units under Federal and state securities laws and regulations and in all states where it offers or sells Units, and that it is a member in good standing of FINRA. Dealer agrees to notify the Sales Agent immediately in writing and this Participating Dealer Agreement shall automatically terminate if Dealer ceases to be a member in good standing of FINRA, is subject to a FINRA suspension, or its registration as a broker-dealer under the Exchange Act is terminated or suspended. Dealer hereby agrees to abide by all applicable FINRA Rules, including, but not limited to, FINRA Rule 5110.

Sales Agent represents and warrants that it is currently, and at all times while performing its functions under this Participating Dealer Agreement will be, a properly registered broker-dealer under the Exchange Act and under state securities laws to the extent necessary to perform the duties described in this Participating Dealer Agreement, and that it is a member in good standing of FINRA. The Sales Agent agrees to notify Dealer immediately in writing if it ceases to be a member in good standing with FINRA, is subject to a FINRA suspension, or its registration as a broker-dealer under the Exchange Act is terminated or suspended. The Sales Agent hereby agrees to abide by all applicable FINRA Rules, specifically including, but not limited to, FINRA Rule 5110.

11. Anti-Money Laundering Compliance Programs

Dealer's acceptance of this Participating Dealer Agreement constitutes a representation to the Company and the Sales Agent that Dealer has established and implemented an anti-money laundering compliance program ("AML Program") in accordance with applicable law, including applicable FINRA Rules, SEC Rules and Section 352 of the Money Laundering Abatement Act, reasonably expected to detect and cause the reporting of suspicious transactions in connection with the sale of Units of the Company. Dealer hereby agrees to furnish, upon request, a copy of its AML Program to the Sales Agent for review and to promptly notify the Sales Agent of any material changes to its AML Program.

12. Limitations of Offer and Suitability

Dealer will offer Units only to persons who meet the suitability standards set forth in the Offering Statement or in any suitability letter or memorandum sent to it by the Company or the

Sales Agent and will only make offers to persons in the states in which it is advised in writing that the Units are qualified for sale or that such qualification is not required.

In offering Units, Dealer will comply with the provisions of the applicable FINRA Rules, as well as all other applicable rules and regulations relating to suitability of investors. Nothing contained in this Participating Dealer Agreement shall be construed to impose upon the Company or the Sales Agent the responsibility of assuring that prospective investors meet the suitability standards set forth in the Offering Statement, or to relieve Dealer from the responsibility of assuring that prospective investors meet the suitability standards in accordance with the terms and provisions of the Offering Statement.

Dealer further represents, warrants and covenants that no Dealer, or person associated with Dealer, shall offer or sell Units in any jurisdiction except to investors who satisfy the investor suitability standards and minimum investment requirements under the most restrictive of the following: (1) applicable provisions of the Offering Statement; (2) the laws of the jurisdiction of which such investor is a resident; or (3) applicable FINRA Rules including FINRA Rule 5110. Dealer agrees to ensure that, in recommending the purchase, sale or exchange of Units to an investor, each Dealer, or person associated with Dealer, shall have reasonable grounds to believe, on the basis of information obtained from the investor (and thereafter maintained in the manner and for the period provided in such Rules) concerning his financial status, tax status, investment objectives and any other information known to Dealer, or person associated with Dealer, that: (A) the investor is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Offering Statement; (B) the investor has a fair market net worth sufficient to sustain the risks inherent in an investment in Units in the amount proposed, including loss, and lack of liquidity of such investment; (C) that the investor has an apparent understanding of the fundamental risks of an investment in Units, the lack of liquidity of the Units, the background and qualifications of the sponsor, the advisor to the Company and their affiliates, and the tax consequences of an investment in the Units; and (D) an investment in Units is otherwise suitable for such investor. Dealer further represents, warrants and covenants that Dealer, or a person associated with Dealer, will make every reasonable effort to determine the suitability and appropriateness of an investment in Units of each proposed investor by reviewing documents and records disclosing the basis upon which the determination as to suitability was reached as to each purchaser of Units pursuant to a subscription solicited by Dealer, whether such documents and records relate to accounts which have been closed, accounts which are currently maintained, or accounts hereafter established. Dealer agrees to retain such documents and records in Dealer's records for a period of six years from the date of the applicable sale of Units and to make such documents and records available to (i) the Sales Agent and the Company upon request, and (ii) to representatives of the SEC, FINRA and applicable state securities administrators upon your firm's receipt of an appropriate document subpoena or other appropriate request for documents from any such agency. Dealer shall not purchase any Units for a discretionary account without obtaining the prior written approval of Dealer's customer and his or her signature on a subscription agreement.

13. Due Diligence and Adequate Disclosure

Prior to offering the Units for sale, Dealer shall have conducted an inquiry such that Dealer has reasonable grounds to believe, based on information made available to Dealer by the

Company or the Sales Agent through the Offering Statement or other materials, that all material facts are adequately and accurately disclosed and provide a basis for evaluating a purchase of Units. In determining the adequacy of disclosed facts pursuant to the foregoing, each Dealer may obtain, upon request, information on material facts relating at a minimum to the following: (1) items of compensation; (2) physical properties; (3) tax aspects; (4) financial stability and experience of the Company and its advisor; (5) conflicts and risk factors; and (6) appraisals and other pertinent reports.

Notwithstanding the foregoing, each Dealer may rely upon the results of an inquiry conducted by an independent third party retained for that purpose or another Dealer, provided that: (1) such Dealer has reasonable grounds to believe that such inquiry was conducted with due care by said independent third party or such other Dealer; (2) the results of the inquiry were provided to Dealer with the consent of the other Dealer conducting or directing the inquiry; and (3) no Dealer that participated in the inquiry is an affiliate of the Company.

Prior to the sale of the Units, each Dealer shall inform each prospective purchaser of Units of pertinent facts relating to the Units including specifically the lack of liquidity and lack of marketability of the Units during the term of the investment, but shall not, in any event, make any representation on behalf of the Company except as set forth in the Offering Statement and any Marketing Materials.

14. Compliance with Record Keeping Requirements

Dealer agrees to comply with the record keeping requirements of the Exchange Act, including but not limited to, Rules 17a-3 and 17a-4 promulgated under the Exchange Act. Dealer further agrees to keep such records with respect to each customer who purchases Units, his suitability and the amount of Units sold and to retain such records for such period of time as may be required by the SEC, any state securities commission, FINRA or the Company.

15. Customer Complaints

Each party hereby agrees to promptly provide to the other party copies of any written or otherwise documented complaints from customers of Dealer received by such party relating in any way to the Offering (including, but not limited to, the manner in which the Units are offered by the Sales Agent or Dealer), the Units or the Company.

16. Effectiveness, Termination and Amendments

This Participating Dealer Agreement shall become effective upon the execution hereof by Dealer and receipt of such executed Participating Dealer Agreement by the Sales Agent; provided, however, that in the event of the execution of this Participating Dealer Agreement prior to the time that the Offering Statement, as defined in the Sales Agency Agreement, becomes qualified with the SEC, this Participating Dealer Agreement shall not become effective prior to the Offering Statement being qualified with the SEC and shall instead become effective simultaneously with the qualification of the Offering Statement.

Dealer will immediately suspend or terminate its offer and sale of Units upon the request of the Company or the Sales Agent at any time and will resume its offer and sale of Units hereunder upon subsequent request of the Company or the Sales Agent. Any party may terminate this Participating Dealer Agreement by written notice. Such termination shall be effective 48 hours after the mailing of such notice. This Participating Dealer Agreement and the exhibits hereto are the entire agreement of the parties and supersede all prior agreements, if any, between the parties hereto.

This Participating Dealer Agreement may be amended at any time by the Sales Agent by written notice to the Dealer, and any such amendment shall be deemed accepted and agreed to by Dealer upon placing an order for sale of Units after receipt of such notice.

17. Privacy Laws

The Sales Agent and Dealer (each referred to individually in this section as "party") agree as follows:

A. Each party agrees to abide by and comply with (1) the privacy standards and requirements of the Gramm-Leach-Bliley Act of 1999 ("GLB Act"), (2) the privacy standards and requirements of any other applicable Federal or state law, and (3) its own internal privacy policies and procedures, each as may be amended from time to time.

B. Dealer agrees to provide privacy policy notices required under the GLB Act resulting from purchases of Units made by its customers pursuant to this Participating Dealer Agreement.

C. Each party agrees to refrain from the use or disclosure of nonpublic personal information (as defined under the GLB Act) of all customers who have opted out of such disclosures except as necessary to service the customers or as otherwise necessary or required by applicable law; and

D. Each party shall be responsible for determining which customers have opted out of the disclosure of nonpublic personal information by periodically reviewing and, if necessary, retrieving a list of such customers (the "List") to identify customers that have exercised their opt-out rights. In the event either party uses or discloses nonpublic personal information of any customer for purposes other than servicing the customer, or as otherwise required by applicable law, that party will consult the List to determine whether the affected customer has exercised his or her opt-out rights. Each party understands that each is prohibited from using or disclosing any nonpublic personal information of any customer that is identified on the List as having opted out of such disclosures.

18. Notice

Any notice in this Participating Dealer Agreement permitted to be given, made or accepted by either party to the other, must be in writing and may be given or served by (1) overnight courier, (2) depositing the same in the United States mail, postpaid, certified, return receipt requested, or (3) facsimile transmission. Notice deposited in the United States mail shall be deemed given three (3) business days after mailing. Notice given in any other manner shall be effective when received at the address of the addressee. For purposes hereof the addresses of the parties, until changed as hereafter provided, shall be as follows:

To Sales Agent:	Moloney Securities Co., Inc. 7 East Second Street, Suite 300 Richmond, Virginia 23224 Facsimile: ___________ Attention: James A. Riggs, Executive Vice President
To Dealer:	Address Specified By Dealer on Dealer Signature Page

19. Attorney's Fees, Applicable Law and Venue; Arbitration

In any action to enforce the provisions of this Participating Dealer Agreement or to secure damages for its breach, the prevailing party shall recover its costs and reasonable attorney's fees. This Participating Dealer Agreement shall be construed under the laws of the State of Delaware and shall take effect when signed by Dealer and countersigned by the Sales Agent.

20. Severability

In the event that any court of competent jurisdiction declares any provision of this Participating Dealer Agreement invalid, such invalidity shall have no effect on the other provisions hereof, which shall remain valid and binding and in full force and effect, and to that end the provisions of this Participating Dealer Agreement shall be considered severable.

21. No Waiver

Failure by either party to promptly insist upon strict compliance with any of the obligations of the other party under this Participating Dealer Agreement shall not be deemed to constitute a waiver of the right to enforce strict compliance with respect to any obligation hereunder.

22. Assignment

This Participating Dealer Agreement may not be assigned by Dealer, except with the prior written consent of Sales Agent. This Participating Dealer Agreement may be assigned by Sales Agent with 10 days prior written notice to Dealer, but such assignment shall not release Sales Agent from any liability under this Participating Dealer Agreement subsequent to any such assignment. This Participating Dealer Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and permitted assigns.

23. Authorization

Each party represents to the other that all requisite corporate proceedings have been undertaken to authorize it to enter into and perform under this Participating Dealer Agreement as contemplated herein, and that the individual who has signed this Participating Dealer Agreement below on its behalf is a duly elected officer that has been empowered to act for and on behalf of such party with respect to the execution of this Participating Dealer Agreement.

24. <u>Counterparts</u>

This Participating Dealer Agreement may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same agreement.

SALES AGENT:

MOLONEY SECURITIES CO., INC.

By: ______________________________

James A. Riggs
Executive Vice President

We have read the foregoing Participating Dealer Agreement and we hereby accept and agree to the terms and conditions therein set forth. We hereby represent that the list below of jurisdictions in which we are registered or licensed as a broker or dealer and are fully authorized to sell securities is true and correct, and we agree to advise you of any changes to the information listed on this signature page during the term of this Participating Dealer Agreement.

Name of Dealer's Firm:____

Type of entity:____
(to be completed by Dealer) (corporation, partnership or proprietorship)

Organized in the State of:____
(to be completed by Dealer) (State)

Licensed as broker-dealer in the following States:________________________

____
(to be completed by Dealer)

Tax I.D. #:____

Person to receive notice pursuant to Section 18.

Name:____

Company:____

Address:____

City, State and Zip Code:____

Telephone No.:(_____)____________________________________

Fax No.:(_____)____________________________________

AGREED TO AND ACCEPTED BY DEALER:

____
(Dealer's Firm Name)

By:____________________________
Signature

Title:____________________________

Date:____________________________

Exhibit 1(c)

Form of Underwriter Warrant

[See Attached]

FORM OF WARRANT TO PURCHASE CLASS A UNITS

THE VOTING OF THE CLASS A UNITS ISSUABLE UPON EXERCISE OF THIS WARRANT, AND THE SALE, ENCUMBRANCE OR OTHER DISPOSITION OF THIS WARRANT OR SUCH CLASS A UNITS ARE SUBJECT TO THE PROVISIONS OF A LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY (AS AMENDED AND IN EFFECT FROM TIME TO TIME).

ALLEGIANCY, LLC

WARRANT TO PURCHASE CLASS A UNITS

For the Warrant Purchase Price (as defined below) and other good and valuable consideration received, Allegiancy, LLC, a Delaware limited liability company (the "Company"), hereby grants __________ (the "Holder") the right to purchase __________ Class A Units of the Company (each, a "Class A Unit" and collectively, the "Class A Units") in accordance with the terms and provisions contained herein (the "Warrant").

1. **Warrant Purchase Price; Payment**.

(a) The "Warrant Purchase Price" shall equal $0.001 multiplied by the number of Class A Units set forth in the preamble above.

(b) Holder shall pay the Warrant Purchase Price to the Company in immediately available funds as of the date of issuance of this Warrant.

2. **Exercise Price; Term**. The exercise price per Class A Unit (the "Unit Purchase Price") granted hereby shall be $12.50. Subject to the conditions set forth in Section 3 below, this Warrant may be exercised at any time during the period commencing on the date which is 370 days immediately following the date of issuance of this Warrant as set forth above (the "Issuance Date") and terminating at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following date upon which the Company's Offering Statement on Form 1-A (File #: 024-10354) for the offer and sale of up to $4,999,970 Class A Units (the "Offering") is declared effective by the United States Securities and Exchange Commission (the "Expiration Date") . This Warrant shall expire and be of no further force or effect upon the earlier of (i) the time when it has been exercised, or (ii) the Expiration Date.

3. **Conditions to Exercise.** Notwithstanding anything contained herein, or in any other agreement between the Holder and the Company, this Warrant shall not be exercisable, in whole or in part, until such time as the Company:

(a) has caused the Class A Units issuable pursuant to the exercise of this Warrant (the "Issuable Units") to be exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 3(b) of the Act and the regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"), including without limitation Regulation A, or has determined, upon the opinion of counsel, that there exists another exemption or exception from registration under the Act applicable to the Issuable Units; and

(b) has caused the Issuable Units to be registered or qualified under the state securities or "blue sky" laws of the state of the Holder's residence, or has determined, upon the opinion of counsel, that there exists an exemption or exception from registration of the Issuable Units in the applicable state.

4. Qualification Rights.

(a) The Company agrees to prepare and file with the SEC, not earlier than the 370th day following the Issuance Date and not later than 60 business days following the date that is 370 days following the Issuance Date, an Offering Statement on Form 1-A, or, in the discretion of the Company, such offering document as may then be required to be filed with the SEC to seek an exemption under pursuant to Section 3(b)(2) of the Act (any of the foregoing, an "Offering Statement") with respect to the Issuable Units and will use commercially reasonable efforts to cause such Offering Statement to be declared qualified by the SEC as soon as practicable thereafter.

(b) The Company shall use commercially reasonable efforts to keep the Offering Statement continuously qualified for the period beginning on the date on which the Offering Statement is declared qualified and ending on the Expiration Date. During the period that the Offering Statement is qualified, the Company shall supplement or make amendments to the Offering Statement, as required by the Act or other law, and shall use its commercially reasonable efforts to have such supplements and amendments declared qualified, if required, as soon as practicable after filing.

(c) The Company shall use its commercially reasonable efforts to register or qualify all Issuable Units under the securities or "blue sky" laws of the state of the Holder's residence as of the date of qualification of the Offering Statement or as soon as practicable thereafter, but only to the extent legally required to do so, and shall use its commercially reasonable efforts to keep such registration or qualification in effect for so long as the Offering Statement remains qualified with the SEC.

(d) Notwithstanding the provisions of subsections (a) – (c) of this Section 4:

(i) the Company shall have no obligation to file or seek qualification of an Offering Statement with SEC if, on or prior to the 370th day following the Issuance Date, the Company has determined, upon the opinion of counsel, that another exemption or exception from registration under the Act is applicable to the issuance of the Issuable Units; and

(ii) the Company shall have no obligation to register or qualify the Issuable Units under the securities or "blue sky" laws of the state of the Holder's residence if, on or prior to the 370th day following the Issuance Date, the Company has determined, upon the opinion of counsel, that another exemption or exception from registration or qualification under the applicable state securities or "blue sky" laws is applicable.

5. Exercise of Warrant.

(a) This Warrant may be exercised, in whole or in part, by Holder prior to the Expiration Date by surrendering this Warrant, together with a Notice of Exercise in the form appearing at the end hereof properly completed and duly executed by Holder or on behalf of Holder by Holder's duly authorized representative, to the Company at its principal office. The

Notice of Exercise shall be accompanied by payment in cash or by check payable to the order of the Company in an amount equal to the Unit Purchase Price multiplied by the number of Class A Units being purchased pursuant to the exercise of this Warrant (the "Exercise Purchase Price"). Upon the exercise of this Warrant, unless this Warrant has been fully exercised or has expired, a new Warrant representing the portion of the Class A Units, if any, with respect to which this Warrant shall not then have been exercised shall be issued to Holder within fifteen (15) business days of the exercise of this Warrant. Upon receipt by the Company of this Warrant and the Notice of Exercise, together with the applicable Exercise Purchase Price, Holder shall be deemed to be the holder of record of the Class A Units purchased pursuant to such exercise, notwithstanding that certificates representing such Class A Units shall not actually be delivered to Holder or that such Class A Units are not yet set forth on the books of the Company.

(b) Net Exercise Provision. In lieu of exercising this Warrant as specified in Section 5(a), and solely in the event that the Company has not qualified the Issuable Units under Section 3(b) of the Securities Act pursuant to Section 4 prior to [__________] (the "Net Exercise Trigger Date"), Holder may, at any time after the Net Exercise Trigger Date until such time as the Company qualifies the Issuable Units in accordance with Section 4, convert this Warrant, in whole or in part, into a number of Class A Units determined by dividing (a) the aggregate fair market value of the Class A Units or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Unit Purchase Price of such Units by (b) the fair market value of one Class A Unit. The fair market value of a Class A Unit shall mean the "Closing Price," as defined in the Company's Amended and Restated Limited Liability Company Agreement dated October 8, 2013 (as amended from time to time), of Class A Units as of the date the Holder gives notice to the Company of its intent to exercise this Warrant pursuant to this Section 5(b).

6. **Covenants**.

(a) Authority. Subject to the conditions to exercise set forth in Section 3 hereof, (i) the issuance of this Warrant shall constitute the full authority of the board of managers of the Company to execute and issue the Class A Units issuable upon exercise of this Warrant, (ii) the Company has all requisite power to execute and deliver this Warrant, to sell and issue the Class A Units hereunder, and to carry out and perform its obligations under the terms of this Warrant, and (iii) all action on the part of the Company and its board of managers necessary for the authorization, execution, delivery, and performance of this Warrant by the Company, the authorization, sale, issuance, and delivery of the Class A Units, and the performance of the Company's obligations hereunder has been taken.

(b) Reservation of Class A Units. So long as this Warrant shall remain outstanding, the Company will reserve from its authorized and unissued Class A Units a sufficient number of Class A Units to provide for the issuance of Class A Units upon the exercise of this Warrant.

(c) Validity of Class A Units. All Class A Units issuable upon exercise of this Warrant will be duly and validly issued and will be free of restrictions on transfer, other than restrictions on transfer pursuant to the limited liability company agreement of the Company (the "Operating Agreement"), as may be amended from time to time, any agreement between Holder and the Company, or under applicable state and federal securities laws.

7. **Ownership of Warrant; Transfers**. The Company may treat the person in whose name this Warrant is registered on the books of the Company as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary. Subject to the preceding sentence, a Warrant, if properly transferred, may be exercised by the transferee of Holder without a new Warrant first having been issued. In accordance with FINRA Rule 5110(g)(1), this Warrant shall not be sold by the Holder during the Offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of this Warrant by any person for a period of 180 days immediately following commencement of the Offering, except as permitted by FINRA Rule 5110(g)(2). Solely for purposes of this Section 7, the commencement of the offering is deemed to be the date on which the Offering Statement is declared qualified by the SEC.

8. **No Rights as a Class A Member.** Until the exercise of this Warrant, Holder shall not have nor exercise any rights by virtue hereof as a Class A Member of the Company, other than with respect to Holder's ownership of Class A Units acquired other than with respect to the exercise of this Warrant.

9. **Notices**. Any notice or other communication in connection with this Warrant shall be deemed to be delivered if given in accordance with the provisions of Section 11.5 of the Operating Agreement.

10. **Subdivision, Combination, Reclassification, Conversion and Similar Events**. If the Company at any time shall by subdivision, combination, reclassification of securities, or otherwise, change the Class A Units into the same or a different number of securities of any class or classes, this Warrant shall thereafter entitle the Holder to acquire such number and kind of securities as would have been issuable in respect of the Class A Units (or other securities which were subject to the purchase rights under this Warrant immediately prior to such subdivision, combination, reclassification, or other change) as the result of such change if this Warrant had been exercised in full for cash immediately prior to such change. The Exercise Price hereunder shall be adjusted if and to the extent necessary to reflect such change. If the Class A Units or other securities issuable upon exercise hereof are subdivided or combined into a greater or smaller number of units of such security, the number of units issuable hereunder shall be proportionately increased or decreased, as the case may be, and the Exercise Price shall be proportionately reduced or increased, as the case may be, in both cases according to the ratio which the total number of units of such security to be outstanding immediately after such event bears to the total number of units of such security outstanding immediately prior to such event. The Company shall give the Holder prompt written notice of any change in the type of securities issuable hereunder, any adjustment of the Exercise Price for the securities issuable hereunder, and any increase or decrease in the number of units issuable hereunder.

11. **Acquisition for Own Account**. Holder hereby represents and warrants that Holder is acquiring this Warrant for Holder's own account, and not as a nominee or agent. Holder is acquiring this Warrant for investment for an indefinite period and not with a view to any sale or distribution thereof, by public or private sale or other disposition.

12. **Section Headings**. The section headings in this Warrant are for convenience of reference only and shall not constitute a part hereof.

13. **Amendments or Waivers**. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

14. **Severability**. The provisions of this Warrant will be deemed severable and the invalidity or unenforceability of any provision hereof will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Warrant, as applied to any party or to any circumstance, is adjudged by a court or other governmental body not to be enforceable in accordance with its terms, the parties agree that the court or governmental body making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

15. **Successors and Assigns; Transfer**. This Warrant shall be binding upon and inure to the benefit of Holder and Holder's permitted successors and assigns.

16. **Counterparts**. This Warrant may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

17. **Governing Law**. This Warrant and the performance of the transactions and obligations of the parties hereunder shall be construed and enforced in accordance with and governed by the laws, other than the conflict of law rules, of the State of Delaware.

[signatures appear on following page]

Dated: _______________

COMPANY:

ALLEGIANCY, LLC,
a Delaware limited liability company

By: ____________________________
Name: ____________________________
Its: ____________________________

HOLDER:

____

NOTICE OF EXERCISE

(To be completed and signed only upon exercise of the Warrant.)

To: Allegiancy, LLC (the "Company")

(1) The undersigned hereby elects to purchase Class A Units of Allegiancy, LLC pursuant to the terms of the attached Warrant (the "Warrant") and tenders herewith payment of the purchase price in full.

(2) In exercising the Warrant, the undersigned hereby confirms and acknowledges that the Class A Units to be issued upon exercise hereof are being acquired solely for the account of the undersigned and not as a nominee for any other party, and for investment and that the undersigned will not offer, sell or otherwise dispose of any such Class A Units except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.

(3) Please reflect the issuance of said Class A Units in the name of the undersigned or in such other name as is specified below in the books and records of the Company:

Name: ______________________________

Address: ______________________________

____

Tax Identification No.: ______________________________

(4) The undersigned represents that (a) he, she, or it is the original purchaser from the Company of the Warrant, and (b) the aforesaid Class A Units are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such Class A Units.

____
Signature

____
Date

Exhibit (2)(a)

Certificate of Formation of Allegiancy, LLC

[Previously Filed]

Exhibit (2)(b)

Amended and Restated Limited Liability Company Agreement of Allegiancy, LLC

[Enclosed as Appendix A to the Offering Circular]

Exhibit (4)

Form of Purchaser Questionnaire and Subscription Agreement

[Enclosed as Appendix B to the Offering Circular]

Exhibit (6)(a)

Equity Contribution Agreement by and among Continuum Capital, LLC, Chesapeake Realty Advisors, LLC, and us.

[See Attached]

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this "**Agreement**") is made and entered into as of October 10, 2013 (the "**Contract Date**"), by and among Continuum Capital, LLC, a Virginia limited liability company, and Chesapeake Realty Advisors, LLC, a Virginia limited liability company (each, a "**Contributor**" and collectively, the "**Contributors**"), and Allegiancy, LLC, a Delaware limited liability company (the "**Company**").

RECITALS

WHEREAS, the Company was formed on January 22, 2013 for the purpose of engaging in the business of providing asset and property management services related to commercial real estate;

WHEREAS, to raise capital for its operations, the Company intends to conduct an offering (the "**Offering**") of up to an aggregate of $4,999,970 of Class A Units of limited liability company interest in the Company (each, an "**Offered Unit**" and collectively, the "**Offered Units**") pursuant to the exemption from registration with the U.S. Securities and Exchange Commission (the "**SEC**") found under Section 3(b)(1) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation A promulgated by the SEC thereunder;

WHEREAS, the Class A Units of limited liability company interest (the "**Class A Units**") and Class B Units of limited liability company interest (the "**Class B Units**") are the only classes of limited liability company membership interests currently offered by the Company;

WHEREAS, the Company currently has $1,000 in assets and intends, concurrently with the initial closing of the Offering, which is expected to occur upon the sale of a minimum of 250,000 Offered Units (the "**Initial Closing**"), to acquire all of the membership interests of REVA Management Advisors, LLC, a Virginia limited liability company ("**RMA**"), which was formed on January 6, 2006, is a going concern and currently engages in the business of commercial real estate property and asset management;

WHEREAS, RMA currently manages a portfolio of approximately 32 buildings (each, a "**Property**" and collectively, the "**Properties**"), pursuant to which it has entered into various asset management agreements with the owners of the Properties (each, an "**Asset Management Contract**" and collectively, the "**Asset Management Contracts**");

WHEREAS, the Contributors each own a 50% limited liability company interest in RMA (each an "**RMA LLC Interest**" and collectively the "**RMA LLC Interests**");

WHEREAS, subject to the occurrence of the Initial Closing, the Contributors desire to contribute all of their right, title and interest in and to the RMA LLC Interests, free and clear of any mortgages, pledges, liens, options, charges, security interests, prior assignments, conveyances, conditions, reservations, encumbrances, restrictions, covenants, encroachments, assessments, purchase rights, rights of others, licenses, easements, voting agreements, liabilities or claims of any kind or nature whatsoever, direct or indirect, including, without limitation, interests in or claims to revenues generated by such Property (each, an "**Encumbrance**" and collectively, "**Encumbrances**"), to the Company in exchange for Class B Units of the Company in accordance with the terms and subject to the conditions of, this Agreement; and

WHEREAS, the Company desires to accept the Contributors' contribution of the RMA LLC Interests in exchange for the issuance of the Class B Units of the Company to the Contributors, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. **Contribution of Contributors' RMA LLC Interests**. All of the preceding Recitals are hereby incorporated into this Agreement as though separately set forth in the body of this Agreement. The Contributors agree to contribute, transfer, convey and assign all of the Contributors' right, title and interest to all of the RMA LLC Interests to the Company concurrent with the Initial Closing. The RMA LLC Interests shall be transferred free of Encumbrances and pursuant to the terms and conditions set forth in this Agreement.

2. **Acceptance by Company of RMA LLC Interests.** The Company hereby agrees to accept the RMA LLC Interests and be bound under the limited liability company operating agreement and articles of organization of RMA and the Virginia Limited Liability Company Act, (Title 13.1, Chapter 12 of the Code of Virginia), each as amended from time to time, as a member thereof, with respect to the contributed RMA LLC Interests.

3. **Consideration**. On the Closing Date (as defined below) of the transfer of the RMA LLC Interests by the Contributors to the Company, the Contributors, in consideration for the transfer of their RMA LLC Interests to the Company, shall be issued a number of Class B Units as set forth in **Exhibit A** attached to this Agreement and incorporated herein by this reference (collectively, the "**Consideration**"). If the Company so elects, at Closing, the Company may also issue physical certificates representing such Class B Units (the "**Certificates**"). Upon the assignment of their RMA LLC Interests, the Contributors will become Class B members of the Company, and shall agree to be bound under the Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18 of the Delaware Code), as amended from time to time, and the certificate of formation (the "**Certificate of Formation**") and limited liability company agreement of the Company (the "**LLC Agreement**", together with the Certificate of Formation, the "**Company Organizational Documents**"), as amended from time to time. The transfer of the Class B Units comprising the Consideration to the Contributors shall be evidenced by an Assignment of LLC Interest from each Contributor, the form of which is attached hereto as **Exhibit B** (the "**Assignment**"). The parties to this Agreement shall take such additional actions and execute such additional documentation as may be required by the LLC Agreement, as amended from time to time, in order to effect the transactions contemplated by this Agreement.

4. **Closing Date; Delivery of Closing Documents**.

A. Closing Date. The completion of the acquisition of the RMA LLC Interests by the Company (the "**Closing**") shall be on the date of the Initial Closing (the "**Closing Date**"); subject, however, to the satisfaction or waiver of the conditions set forth in Sections 10 and 11 of this Agreement. Closing shall take place at the offices of Kaplan Voekler Cunningham & Frank, PLC, at 7 East 2nd Street, Richmond, Virginia or at such other place as the parties hereto may agree upon.

B. Delivery of Closing Documents. At Closing, each Contributor shall deliver to the Company a duly executed counterpart of its respective Assignment.

5. **Representations, Warranties and Covenants of the Contributors**. Each Contributor hereby makes the following representations, warranties and covenants (in each case on its own behalf and

not on the part of or with respect to the other Contributor), each and every one of which is true, correct, and complete, as of the Contract Date (unless expressly provided otherwise), and will be true, correct, and complete as of the Closing Date:

A. Organization and Authority. The Contributor is a limited liability company duly organized or formed, validly existing and in good standing under the laws of the Commonwealth of Virginia and in all jurisdictions in which it is authorized to conduct its business, with full limited liability company power to own and use its property and assets, as applicable, that it purports to own or use. The Contributor has full right, power and authority to (i) execute and deliver this Agreement and any other documents to which the Contributor is a party and which are required to be delivered hereunder or which may be necessary to consummate the transactions contemplated in this Agreement, and (ii) perform all of its obligations thereunder. This Agreement constitutes the legal, valid and binding obligation of the Contributor, enforceable against it in accordance with its terms and conditions, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors' rights generally and to general principles of equity.

B. Ownership.

(i) The Contributor is the lawful owner of its respective RMA LLC Interest, and owns such RMA LLC Interest beneficially and of record, free and clear of any and all Encumbrances, and has not incurred any indebtedness with respect to its RMA LLC Interest. The delivery to the Company of the Contributor's RMA LLC Interest will transfer to the Company valid title thereto, free and clear of any and all Encumbrances.

(ii) The Contributors are the only members of RMA and the RMA LLC Interests represent one hundred percent (100%) of the membership, economic or other beneficial interest in RMA.

(iii) Except for this Agreement or rights granted by the Contributors to each other or RMA or by RMA to the Contributors, (A) the Contributor has not granted to any other person or entity (x) any options, warrants, or rights to subscribe to securities, membership interests, rights or obligations convertible into or exchangeable for, or given any right to subscribe for or participate in the profits of all or any portion of, its RMA LLC Interest, or (y) any option to purchase or a right of first refusal with respect to its RMA LLC Interest, or any portion thereof or any direct or indirect interest therein, (B) there are no agreements or understandings between the Contributor and any other person or entity with respect to the disposition of such Contributor's RMA LLC Interest or any portion thereof. At Closing, upon the consummation of the transactions contemplated hereby, the Company will acquire all right, title and interest in and to the entire legal and beneficial interest of the Contributor's RMA LLC Interest, free and clear of any and all Encumbrances.

C. Noncontravention. Neither the entry into nor the performance of, nor the compliance with, this Agreement by the Contributor will directly or indirectly (with or without notice or lapse of time):

(i) Conflict with or result in a violation of any provision of the organizational documents of such Contributor or any resolution adopted by the authorized persons of such Contributor;

(ii) Conflict with or result in a violation of or default under or result in the acceleration of any agreement, note, permit, judgment, decree, order or restrictive covenant to which either of the Contributors is a party or by which any of them is bound; or

(iii) Result in the imposition or creation of any Encumbrance upon or with respect to any assets of the Contributor.

D. Consent. The execution, delivery and performance of this Agreement by the Contributor of its respective obligations hereunder require no further action, consent, approval or authorization of any other individuals, entities or any governmental agency or quasi-governmental agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign (each, a "**Governmental Entity**"), including any party to an Asset Management Contract, in order to constitute this Agreement as a binding and enforceable obligation of each Contributor in accordance with its terms subject, as to enforcement, to the bankruptcy, reorganization, insolvency and other similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

E. No Violation of Law. No event has occurred or circumstance exists that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a violation by either Contributor or RMA of, or a failure on the part of either Contributor or RMA to comply with, and neither Contributor has received any written notice from any Governmental Entity of, any actual, alleged, possible or potential violation of or failure to comply with, any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty (each, a "**Legal Requirement**"), the noncompliance with or violation of which could have a material adverse affect on the business and operations of the Contributors or RMA.

F. Litigation. Neither of the Contributors has been served with any summons or complaint in connection with, nor to the knowledge of Contributors, is there any threatened, action, suit, or proceeding against either or both of the Contributors, each Contributor's RMA LLC Interest or any assets of such Contributor, in any court or before any arbitrator or Governmental Entity which (i) in any manner raises any question affecting the validity or enforceability of this Agreement; (ii) could materially and adversely affect the business, financial position, or results of operations of the Contributor; (iii) could materially and adversely affect the ability of any Contributor to perform its obligations hereunder, or under any document to be delivered pursuant hereto; or (iv) could create an Encumbrance on any Contributor's portion of the RMA LLC Interests, any part thereof, or any interest therein. If, at any time prior to Closing, either of the Contributors is served with a summons or complaint with respect to any of the foregoing, the Contributors shall promptly so advise the Company in writing.

G. Securities Law Matters.

(i) In acquiring the Class B Units and engaging in this transaction, the Contributor represents that it (a) is aware of the risks involved in investing in the Class B Units; (b) has had an opportunity to ask questions of, and to receive answers from, the Company or a person or persons authorized to act on its behalf, concerning the terms and conditions of this investment and the financial condition, affairs and business of the Company; and (c) all documents, records and information pertaining to its investment in the Company that have been requested by it, including a complete copy of the Company Organizational Documents, have been made available or delivered to it prior to the date hereof. The Contributor further represents and warrants that it has reviewed such documents and information as Contributor has deemed appropriate, and made its own investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Company.

(ii) The Contributor understands that the Class B Units have not been registered under the Securities Act, or any state securities acts and are instead being offered and sold in reliance on an exemption from such registration requirements. The Class B Units are being acquired by the Contributor solely for its own account, for investment, and are not being acquired with a view to, or for resale in connection with, any distribution, subdivision, or fractionalization thereof, in violation of such laws, and the Contributor does not have any present intention to enter into any contract, undertaking, agreement or arrangement with respect to any such resale. The Contributor understands that the LLC Agreement will impose certain restrictions with respect to the transfer of the Class B Units and, if the Company elects to issue the Certificates, the Certificates will contain the following legend reflecting the requirement that the Class B Units cannot be resold without registration under such laws or the availability of an exemption from such registration:

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION, UNLESS THE TRANSFEROR DELIVERS TO ALLEGIANCY, LLC, AN OPINION OF COUNSEL SATISFACTORY TO ALLEGIANCY, LLC, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND UNDER APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS

H. Tax Matters. The Contributor represents and warrants that it has obtained from its own counsel advice regarding the tax consequences of the transfer of its RMA LLC Interests to the Company and the receipt of the Consideration, as consideration therefor. The Contributor further represents and warrants that it has not relied on the Company or the other Contributor or any of such party's respective affiliates, representatives, counsel or other advisors and their respective representatives for such tax advice.

I. Brokerage Commission. Neither RMA nor the Contributor has engaged the services of any broker, finder or any other person or entity for any brokerage or finder's fee, commission or other amount with respect to the transactions described herein. The Contributors hereby agree to indemnify and hold the Company harmless against any claims, liabilities, damages or expenses arising out of a breach of the foregoing. This indemnification shall survive Closing or any termination of this Agreement.

J. Further Representations and Warranties. Each of the following statements is true, correct and complete as of the Contract Date (unless expressly provided otherwise herein), and will be true, correct and complete as of the Closing Date:

(i) RMA Formation; Foreign Qualification. RMA is a limited liability company formed and in good standing under the laws of the Commonwealth of Virginia. RMA is qualified to do business as a foreign limited liability company under the laws of each state and each jurisdiction in which either the ownership or use of the properties owned, used or managed by it (including the Properties), or the nature of the activities conducted by it, requires such qualifications.

(ii) Organizational Documents. Attached hereto as **Exhibit C** is a true and correct copy of the Limited Liability Company Agreement of RMA as in effect on the date hereof. Attached hereto as **Exhibit D** are the articles of organization of RMA.

(iii) Financial Statements. RMA has delivered to the Company complete and correct copies of RMA's consolidated financial statements, including the unaudited consolidated balance sheets and consolidated income statements and statements of cash flows for the years ended December 31, 2010, December 31, 2011 and December 31, 2012, respectively (collectively, the "**Financial Statements**"). All of the Financial Statements fairly present RMA's financial position as of the dates thereof and the results of RMA's consolidated operations for the periods then ended, and each of the Financial Statements was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis for the periods involved.

(iv) Taxes.

(a) All federal and state income tax returns that are or were required to be filed by RMA have been timely filed (including proper extensions). Such tax returns have been accurately prepared and RMA is treated as a partnership for federal income tax purposes and has not elected to be treated as a corporation for federal tax purposes. RMA has paid or caused to be paid, or has made provision for or caused to have been made provision for, the payment of all taxes of RMA accrued for the period prior to Closing. There are no pending or, to the Contributors' knowledge, threatened audits, investigations or claims for, or relating to, such tax returns or the failure to file any such tax returns.

(b) There are no liens for taxes upon, pending against or, to the Contributor's knowledge, threatened against, any asset of RMA.

(c) For the last five taxable years, RMA has not filed any consolidated tax returns with any other entity.

(d) RMA is not a party to any consent or other agreement with any Governmental Entity under which RMA is required to take or refrain from taking any action with respect to any matter specifically related to taxes.

(v) Asset Management Contracts.

(a) A true, correct and complete list of the Asset Management Contracts is attached hereto as **Exhibit E**. Prior to the Contract Date, the Contributors have caused RMA to deliver a copy of each of the Asset Management Contracts to the Company. The Contributors shall update **Exhibit E** on or prior to the Closing Date, if necessary.

(b) Neither of the Contributors has any actual knowledge or has received any written notice that any present default or breach, either by RMA or by the counterparty(ies) to any Asset Management Contract (each, a "**Property Owner**"), exists under any Asset Management Contract. None of the Contributors has any actual knowledge or has received any written notice that any counterparty(ies) is terminating or intends to terminate or not renew any Asset Management Contract, or has threatened to do so.

(c) Neither of the Contributors has any actual knowledge, or has received any written notice, of any pending, threatened or potential sale or foreclosure of a Property.

(vi) Subsidiaries. RMA has no subsidiaries, and it does not own any capital stock or other equity or ownership interest in any corporation, partnership, limited liability company, association, trust, joint venture or other entity.

(vii) Other Defaults. Neither of the Contributors has any actual knowledge or has received any written notice of any pending or potential default by RMA under, and to each Contributor's knowledge, RMA is in compliance with, any and all other agreements to which it is a party or to which RMA is subject, including but not limited to, any financing agreements, management agreements or service contracts.

(viii) Noncontravention. Neither the entry into nor the performance of, nor the compliance with, this Agreement by the Company will directly or indirectly (with or without notice or lapse of time):

(a) Conflict with or result in a violation of any provision of the organizational documents of RMA or any resolution adopted by the authorized persons of RMA;

(b) Conflict with or result in a violation of or default under or result in the acceleration of any agreement, note, permit, judgment, decree, order, restrictive covenant, statute, rule, or regulation to which RMA is a party or by which it is bound; or

(c) Result in the imposition or creation of any Encumbrance upon or with respect to any assets of RMA.

(ix) Litigation. Neither of the Contributors nor RMA has been served with any summons or complaint in connection with, nor to the knowledge of Contributors, is there any threatened action, suit, or proceeding against RMA or any assets of RMA, in any court or before any arbitrator or Governmental Entity which (i) in any manner raises any question affecting the validity or enforceability of this Agreement; (ii) could materially and adversely affect the business, financial position, or results of operations of RMA; (iii) could materially and adversely affect the ability of any Contributor to perform its obligations hereunder, or under any document to be delivered pursuant hereto; or (iv) could create an Encumbrance on any Contributor's portion of the RMA LLC Interests, any part thereof, or any interest therein. If, at any time prior to Closing, either RMA or either of the Contributors is served with a summons or complaint with respect to any of the foregoing, the Contributors shall promptly so advise the Company in writing.

K. Employees. **Exhibit F** sets forth a true and complete list of each current employee of RMA (each an "**Employee**"), his or her name, title or position, current rate of compensation (including salary, bonus and commission),and whether such Employee is hourly or salaried. To the actual knowledge of the Contributor, none of RMA's current Employees has an intention to terminate his or her employment with RMA, and RMA has not provided any current Employee with a notice of termination. RMA has not entered into an employment agreement with any Employee. RMA will not be delinquent on any amounts due to any of its current Employees or independent contractors as of the Closing Date, including, without limitation, any amounts incurred for wages, bonuses, vacation pay, sick leave or any severance obligations.

L. Disclosure. In the event that changes occur as to any material information, documents or exhibits referred to in this Agreement, of which the Contributor has knowledge and such change shall cause any of the preceding representations and warranties to be rendered untrue, in any material respect, such Contributor will promptly disclose the same to the Company; and, in the event of any such material change, the Company may, at its election and in its reasonable discretion, terminate this Agreement in writing, on or before the Closing Date, in the event that the Contributors fail, for any reason, to cure the resulting breach of such warranty or representation on or before the Closing Date and to the reasonable satisfaction of the Company.

M. AS-IS, WHERE-IS. Except as expressly set forth in this Section 5, the Contributors make no express or implied warranty of any kind whatsoever. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND EXCEPT TO THE LIMITED AND SPECIFIC EXTENT PROVIDED HEREIN TO THE CONTRARY, THE CONTRIBUTIONS OF THE RMA LLC INTERESTS SHALL OCCUR ON A STRICT AND ABSOLUTE "AS-IS," "WHERE-IS" BASIS.

N. Knowledge. All references in this Agreement to "**Contributors' knowledge**," "**Contributors' actual knowledge**," or words of similar import shall refer only to the actual (as opposed to deemed, imputed or constructive) knowledge of Stevens M. Sadler or Christopher K. Sadler, after reasonable inquiry and, notwithstanding any fact or circumstance to the contrary, shall not be construed to refer to the knowledge of any other person or entity. All references to "**Company's knowledge**" or words of similar import shall refer to the actual (as opposed to deemed, imputed or constructive) knowledge, after reasonable inquiry, of Stevens M. Sadler, in his capacity as manager of the Company.

6. **Representations and Warranties of the Company**. The Company hereby makes the following representations and warranties, each of which is (x) material and being relied upon by each Contributor, (y) true, correct, and complete as of the Contract Date (unless expressly provided otherwise herein) and (z) will be true, correct and complete as of the Closing Date:

A. Organization and Authority. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has full limited liability company right, power, and authority to (i) execute and deliver this Agreement and any other documents to which the Company is a party and which are required to be delivered hereunder or which may be necessary to consummate the transactions contemplated in this Agreement, and (ii) perform all of its obligations thereunder. The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all requisite limited liability company action and require no further action or approval of the Company's managers, officers or members or of any other individuals or entities. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors' rights generally and to general principles of equity.

B. Noncontravention. Neither the entry into nor the performance of, or compliance with, this Agreement by the Company has resulted, or will result, in any violation of, or default under, or result in the acceleration of, any obligation under the Company Organizational Documents, or any material mortgage, indenture, lien agreement, note, contract, Permit, judgment, decree, order, restrictive covenant or Legal Requirement applicable to the Company.

C. Litigation. There is no action, suit, or proceeding, pending or, to the knowledge of the Company, threatened, against or affecting the Company in any court or before any arbitrator or before any Governmental Entity, which in any manner raises any question affecting the validity or enforceability of this Agreement or could materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or under any document to be delivered pursuant to this Agreement.

D. Units Validly Issued. The Class B Units to be issued to the Contributors hereunder shall be duly and validly authorized and issued, free of any preemptive or similar rights or any Encumbrances, other than Encumbrances arising under applicable securities laws.

E. Consents. Except as may otherwise be set forth in this Agreement, each consent, approval, authorization, order, license, certificate, permit, registration, designation, or filing by or with any Governmental Entity necessary for the execution, delivery, and performance of this Agreement or the transactions contemplated hereby by the Company has been obtained or will be obtained on or before the Closing Date.

F. Brokerage Commission. The Company has not engaged the services of any broker, finder or any other person or entity for any brokerage or finder's fee, commission or other amount with respect to the transactions described herein. The Company hereby agrees to indemnify and hold each Contributor harmless against any claims, liabilities, damages or expenses arising out of a breach of the foregoing. This indemnification shall survive the Closing or any termination of this Agreement.

G. Disclosure. In the event that changes occur as to any material information, documents or exhibits referred to in this Agreement, of which the Company has knowledge and such change shall cause any of the preceding representations and warranties to be rendered untrue, in any material respect, the Company will promptly disclose the same to the Contributors; and, in the event of any such material change, the Contributors may, at their election, terminate this Agreement in writing, on or before the Closing Date, in the event that the Company fails, for any reason, to cure (on or before the Closing Date) the resulting breach of such warranty or representation to the reasonable satisfaction of the Contributors.

7. **Covenants of Contributors**.

A. Between the Contract Date and the Closing Date, the Contributors will, and will cause RMA to, conduct the business of RMA in (and only in) the ordinary course of business, and use commercially reasonable efforts to (i) preserve intact the current organization of RMA, (ii) keep available the services of its current managers, officers, employees and agents, and (iii) maintain the relations and good will with and of the Property Owners, creditors, employees and agents, all as the same exist on the Contract Date.

B. Between the Contract Date and the Closing Date, the Contributors will, and will cause RMA to, notify the Company promptly in writing if either of the Contributors or RMA has actual knowledge of any fact or condition that causes or constitutes a breach of any of the Contributors' representations and warranties, or if either of the Contributors or RMA has actual knowledge of the occurrence after the Contract Date of any fact or condition that would (except as expressly contemplated by this Agreement) reasonably be expected to cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, the Contributors will, and will cause RMA to, promptly notify the Company of the occurrence of any breach of any covenant of the Contributors in this Section 7 or of the occurrence of any event that would reasonably be expected to make the satisfaction of the conditions in Section 10 impossible or unlikely.

8. **Covenants of the Company**. Between the Contract Date and the Closing Date, the Company will promptly notify the Contributors in writing if the Company has actual knowledge of any fact or condition that causes or constitutes a breach of any of the Company's representations and warranties, or if the Company has actual knowledge of the occurrence after the Contract Date of any fact or condition that would (except as expressly contemplated by this Agreement) reasonably be expected to cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, the Company will promptly notify the Contributors of the occurrence of any breach of any covenant of the Company in this Section 8 or of the occurrence of any event that would reasonably be expected to make the satisfaction of the conditions in Section 11 impossible or unlikely.

9. **Waivers of Rights Under Agreements**. As of the Closing Date, each Contributor waives and relinquishes all rights and benefits otherwise afforded to such Contributor under any agreement relating to its ownership of its respective RMA LLC Interest or its right, title and interest in any assets of RMA, including the Asset Management Contracts.

10. **Conditions Precedent to the Obligations of the Company**. The performance of the Company's obligations provided for in this Agreement is conditioned upon the occurrence of the following conditions on or before the Closing Date:

A. The representations, warranties and covenants of the Contributors contained in this Agreement shall be true and correct as of the Closing Date.

B. The obligations of each Contributor contained in this Agreement to be performed by them shall have been duly performed by them on or before the Closing Date and the Contributors shall not have breached, in any material respect, any of their covenants or agreements contained herein and failed to cure such breach prior to the Closing Date.

C. Concurrently with the Closing, each Contributor shall have executed and delivered to the Company the documents required to be delivered pursuant to Section 4.B of this Agreement and such other documents and instruments as may reasonably be required by the Company and its counsel and that are necessary to consummate the transactions which are the subject of this Agreement and to otherwise effect the agreements of the parties hereto.

Any or all of the foregoing conditions may be waived by the Company in its sole and absolute discretion.

11. **Conditions Precedent to the Obligations of the Contributors**. Each Contributor's obligation to perform any obligations provided for in this Agreement is conditioned upon the occurrence of the following conditions on or before the Closing Date:

A. The representations, warranties and covenants of the Company contained in this Agreement shall be true and correct as of the Closing Date.

B. The obligations contained in this Agreement to be performed by the Company shall have been duly performed on or before the Closing Date and the Company shall not have breached, in any material respect, any of its covenants or agreements contained herein and failed to cure such breach prior to the Closing Date.

C. Concurrently with the Closing, the Company shall have executed and delivered to the Contributors such documents and instruments as may reasonably be required by the Contributors and their respective counsel and that are necessary to consummate the transactions which are the subject of this Agreement and to otherwise effect the agreements of the parties hereto.

Any or all of the foregoing conditions may be waived by the Contributors in their sole and absolute discretion.

12. **Survival of Representations and Warranties; Indemnity for Breach by Contributors; Indemnity for Breach by Company**.

A. Survival. Except as otherwise set forth herein, all representations and warranties of the Contributors and the Company in this Agreement shall survive the Closing for a period of one (1) year after the Closing Date (the "**Survival Period**").

B. Indemnity for Breach by Contributors. Each Contributor hereby jointly and severally agrees to indemnify and hold the Company and its respective employees, managers, directors, members, partners, affiliates and agents (collectively, the "**Company Indemnified Parties**") harmless of and from any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, judgment, deficiency, cost, expense, assessment, fee, interest payment, penalty, disbursement, obligation or responsibility (collectively, "**Losses**") actually suffered or incurred by the Company Indemnified Parties as a result of, or by reason of (i) any breach of such Contributor's representations, warranties or covenants contained in this Agreement, or (ii) any undisclosed liability of RMA arising from or relating to the business or operations of RMA prior to the Closing Date. The Contributors shall have the option to pay all or any portion of any Losses pursuant to the preceding indemnity in cash, or may instead satisfy any obligation to pay any such Losses to the Company through an assignment of such Contributor's Class B Units, with each Class B Unit valued at $10.00 per Class B Unit. If the Company is notified in any document, or in writing by the Contributors, or otherwise becomes aware (which awareness shall be deemed to have occurred if and to the extent that the Company is provided with access to books, records or other materials that directly contradict a representation or warranty made by the Contributors), that any representation or warranty made by the Contributors is not true or correct as of the Contract Date, or that any such representation or warranty is not true or correct on or before the Closing; or if the Company is notified in any document, or in writing by the Contributors, or otherwise becomes aware (which awareness shall be deemed to have occurred if and to the extent that the Company is provided with access to books, records or other written material that directly indicates a covenant of the Contributors has not been satisfied), that the Contributors have failed to perform any covenant and agreement herein contained and the Company shall nevertheless accept the assignment of the RMA LLC Interests notwithstanding such fact, the Company shall not be entitled to seek indemnity from the Contributors due to such representation or warranty failing to be true or correct (and the Company shall not be entitled to rely on such representation or warranty), or such covenant(s) and agreement(s) having failed to be performed by the Contributors.

C. Indemnity for Breach by the Company. The Company hereby agrees to indemnify and hold the Contributors and their respective employees, managers, directors, members, partners, trustees, affiliates and agents (collectively, the "**Contributor Indemnified Parties**") harmless of and from all Losses which any of them actually suffers or incurs as a direct result of, by direct reason of, any breach of the Company's representations or warranties contained in this Agreement or breach of any covenant or agreement made or to be performed by the Company pursuant to this Agreement. If a Contributor is notified in any document, or in writing by the Company, or otherwise becomes aware (which awareness shall be deemed to have occurred if and to the extent that the Contributor is provided with access to books, records or other materials that directly contradict a representation or warranty made by the Company), that any representation or warranty made by the Company is not true or correct as of the Contract Date, or that any such representation or warranty is not true or correct on or before the Closing; or if the Contributor is notified in any document, or in writing by the Company, or otherwise becomes aware (which awareness shall be deemed to have occurred if and to the extent that the Contributor is provided with access to books, records or other written material that directly indicates a covenant of the Company has not been satisfied), that the Company has failed to perform any covenant and agreement herein contained and the Contributor shall nevertheless accept the issuance of its Class B Units notwithstanding such fact, the Contributor shall not be entitled to seek indemnity from the Company due to such representation or warranty failing to be true or correct (and the Contributor shall not be entitled to rely on such representation or warranty), or such covenant(s) and agreement(s) having failed to be performed by the Company.

D. Claims for Breach. A party seeking indemnification pursuant to the provisions of this Section 12 (**"Indemnitee"**) may do so provided that (a) the valid claims for all such breaches by the indemnifying party (**"Indemnitor"**) collectively aggregate more than One Hundred Thousand No/100 Dollars ($100,000.00), and (b) written notice containing a description of the specific nature of such breach shall have been delivered by such party to Indemnitor prior to the expiration of the Survival Period. The maximum amount that an Indemnitee shall be entitled to collect from an Indemnitor in connection with all claims for indemnity resulting from all breaches of an Indemnitor of any representation or warranty made by the Indemnitor, or the failure of any covenants of the Indemnitor, shall in no event exceed $12,500,000. Any claim for indemnification under this Section 12 must be asserted in writing, stating the nature of such claim and the basis for indemnification therefor, within the Survival Period. If so asserted in writing within the Survival Period, such claims for indemnification shall survive until resolved by mutual agreement between the Indemnitor and the Indemnitee or by judicial determination.

E. The provisions of this Section 12 shall survive the Closing.

13. **Injunctions**. The Company or the Contributors, as the case may be, shall be permitted to seek, and the terms of this Section 13 shall not stop the Contributors and the Company, as the case may be, from obtaining a temporary or permanent injunction from a court of competent jurisdiction in order to prevent irreparable harm from occurring due to of the actions of the other party. Each party hereto agrees that irreparable damage would occur to the other parties in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that a party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party(ies) and to enforce specifically the terms and provisions hereof in any federal or state court in the Commonwealth of Virginia (as to which the parties agree to submit to jurisdiction for the purposes of such action), this being in addition to any other remedy to which the party seeking injunctive relief is entitled under this Agreement.

14. **Assignment**. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void.

15. **Successors and Assigns**. The rights and obligations created by this Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, executors, receivers, trustees, successors and permitted assigns.

16. **Governing Law; Venue**. This Agreement and all transactions contemplated hereby shall be governed by, construed and enforced in accordance with the laws of the State of Delaware. The parties

hereto hereby covenant and agree that any dispute, claim, action, proceeding or controversy arising out of or related to this Agreement shall be litigated in the courts of the Commonwealth of Virginia sitting in the City of Richmond and/or the United States District Court for the Eastern District of Virginia. The parties hereto hereby waive any objection to the personal or subject matter jurisdiction of such courts or to the laying of venue of such dispute, claim, action, proceeding or controversy therein. The parties hereto hereby consent to the exercise of personal jurisdiction over them by the courts of the Commonwealth of Virginia, sitting in the City of Richmond and/or the United States District Court for the Eastern District of Virginia in any such dispute, claim, action, proceeding or controversy.

17. **Third Party Beneficiary**. Except as specifically set forth in this Agreement, no provision of this Agreement is intended, nor shall it be interpreted, to provide or create any third party beneficiary rights or other rights of any kind in any customer, affiliate, stockholder, partner, member, manager, director, officer, or employee of any party to this Agreement or any other person or entity.

18. **Severability**. If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business, and other purposes of the void or unenforceable provision and to execute any amendment, consent, or agreement mutually acceptable to the parties hereto and deemed reasonably necessary or desirable by the parties to effect such replacement.

19. **Reliance**. Each party to this Agreement acknowledges and agrees that it is not relying on tax advice or other advice from the other parties to this Agreement and that it has or will consult with its own advisors.

20. **Certain Securities Matters**. No sale of Class B Units is intended by the parties by virtue of their execution of this Agreement. Any sale of Class B Units contemplated under this Agreement will occur, if at all, upon the Closing.

21. **Notices**. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by nationally recognized overnight delivery service, by e-mail transmission or by first class postage prepaid to the parties at the following postal or email addresses:

If to the Contributors, to
Contributors' Agent:

Stevens M. Sadler
10710 Midlothian Turnpike
Suite 202
Richmond, Virginia 23235
E-Mail: steve@revacompanies.com

If to the Company, to:

Allegiancy, LLC
c/o Stevens M. Sadler
10710 Midlothian Turnpike
Suite 202
Richmond, Virginia 23235
E-Mail: steve@revacompanies.com

With a copy to:

Robert R. Kaplan, Jr., Esq.
c/o Kaplan Voekler Cunningham & Frank, PLC
7 East Second Street
Richmond, Virginia 23224
E-Mail: rkaplan@kv-legal.com

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 21, be deemed given upon delivery, (ii) if delivered by nationally recognized overnight delivery service to the address as provided in this Section 21, be deemed delivered the next day following the mailing of the same, (iii) if delivered by e-mail to the e-mail address as provided in this Section 21, be deemed given upon transmission of such e-mail communication; and (iv) if delivered by first class mail in the manner described above to the address as provided in this Section 21, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section 21). Any party from time to time may change its physical address, e-mail address or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto in accordance with this Section 21.

22. **Construction**. This Agreement shall not be construed more strictly against one party than against the other merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both of the Contributors and the Company have contributed substantially and materially to the preparation of this Agreement. The headings of various sections in this Agreement are for convenience only, and are not to be utilized in construing the content or meaning of the substantive provisions hereof.

23. **Partial Invalidity**. The provisions hereof shall be deemed independent and severable, and the invalidity or partial invalidity or enforceability of any one provision shall not affect the validity of enforceability of any other provision hereof.

24. **Weekends, Holidays, Etc**. If the time period by which any right, option or election provided for under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which Closing must be held, expires on a day which is a Saturday, Sunday, or official federal or a state holiday for the Commonwealth of Virginia, then such time period shall be automatically extended through the close of business on the next business day.

25. **Further Assurances**. From time to time, at either party's request, whether on or after Closing, and without further consideration, the other party shall execute and deliver any further instruments of conveyance and take such other actions as the requesting party may reasonably require to complete more effectively the transfer of the RMA LLC Interests to the Company. The Contributors shall

not, however, be required to incur any out-of-pocket expense in order to satisfy or comply with a request from the Company.

26. **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

27. **Entire Agreement and Amendments**. This Agreement, together with all exhibits attached hereto or referred to herein, contain all representations and the entire understanding between the parties hereto with respect to the subject matter hereof. Any prior correspondence, memoranda or agreements are replaced in total by this Agreement and exhibits hereto. This Agreement may only be modified or amended upon the written consent of each party hereto.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have executed this Contribution Agreement effective as of the Contract Date.

CONTRIBUTORS:

CONTINUUM CAPITAL, LLC,
a Virginia limited liability company



By: ______________________
Name: Stevens M. Sadler
Title: Manager

CHESAPEAKE REALTY ADVISORS, LLC,
a Virginia limited liability company



By: ______________________
Name: Christopher K. Sadler
Title: Manager

COMPANY:

ALLEGIANCY, LLC,
a Delaware limited liability company



By: ______________________
Name: Stevens M. Sadler
Title: Manager

{00344948.5 }

EXHIBITS

Exhibit A	-	Class B Units
Exhibit B	-	Form of Assignment of LLC Interest
Exhibit C	-	Limited Liability Company Agreement of REVA Management Advisors, LLC
Exhibit D	-	Articles of Organization of REVA Management Advisors, LLC
Exhibit E	-	List of Asset Management Contracts
Exhibit F	-	List of Employees of REVA Management Advisors, LLC

EXHIBIT A

Contributor	No. of Class B Units Issued	Value of Class B Units Issued
Continuum Capital, LLC	625,000	$6,250,000
Chesapeake Realty Advisors, LLC	625,000	$6,250,000
TOTAL	1,250,000	$12,500,000

EXHIBIT B

REVA MANAGEMENT ADVISORS, LLC
ASSIGNMENT OF
MEMBERSHIP INTEREST

Effective as of the __ day of _______________, for value received, _______________, a Virginia limited liability company ("Assignor), hereby sells, assigns and transfers unto ALLEGIANCY, LLC, a Delaware limited liability company ("Assignee"), all of Assignor's right, title, and interest in and to a 50.00% membership interest in REVA MANAGEMENT ADVISORS, LLC, a Virginia limited liability company, together with any and all claims, title, interests, entitlements, capital account balances, distributions, and other rights related to such membership interest.

IN WITNESS WHEREOF, Assignor has duly authorized and executed this assignment effective as of the date first written above.

[Signature Page Follows]

ASSIGNOR:

______________________________, LLC,
a Virginia limited liability company

By: ______________________________
Name: ______________________________
Its: Manager

[Signature Page to REVA Management Advisors, LLC Assignment of Membership Interest]

EXHIBIT C

[see attached]

EXHIBIT D

[see attached]

EXHIBIT E

REVA MANAGEMENT ADVISORS

LIST OF ASSET MANAGEMENT CONTRACTS

Agreement	Parties to Agreement	Date of Agreement
1. 645 Penn Building, Reading, PA	REVA Catalyst 645 Penn, LP and REVA Management Advisors, LLC	11/23/2010
2. Brendan Way, Greenville, SC	Tenant in Common Owners of the Property and REVA Management Advisors, LLC	1/30/2009
3. Caldwell, Greensboro, NC	Tenant in Common Owners of the Property and REVA Management Advisors, LLC	2008
4. Ashley Center, North Charleston, SC	RCF Ashley Center, LLC and REVA Management Advisors, LLC	11/30/2012
5. The Fairfax Building, Richmond, VA	Tenant in Common Owners of the Property and REVA Management Advisors, LLC	6/23/2006
6. Fairview, Lewisberry, PA	Tenant in Common Owners of the Property and REVA Management Advisors, LLC	2007
7. Corporate Square II, North Charleston, SC	Tenant in Common Owners of the Property and REVA Management Advisors, LLC	7/11/2011
8. Hard Rock Café HQ, Orlando, Florida	REVA HR-RFMD, LLC and REVA Management Advisors, LLC	11/1/2012
9. Signature Place, Greensboro, NC	Signature Place Rollup, LLC and REVA Management Advisors, LLC	9/13/2012
10. Triad Portfolio, Greensboro/Winston-Salem, NC	Tenant in Common Owners of the Properties and REVA Management Advisors, LLC	2006
11. RF Micro Devices R&D Building Greensboro, NC	REVA HR-RFMD, LLC and REVA Management Advisors, LLC	11/01/2012
12. Executive Plaza Kansas City, Missouri	Tenant in Common Owners of the Property and REVA Management Advisors, LLC	11/30/2012

13. Old Norcross Lawrenceville, Georgia	Tenant in Common Owners of the Properties and REVA Management Advisors, LLC	6/3/2013

EXHIBIT F

EMPLOYEE LIST

Employee Name	Title	Compensation
Chris Sadler	President	$180,000
Steven Sadler	CEO	$180,000
Ron Mentus	Director of Finance	$65,000
Dan Simons	Chief Operating Officer	$150,000
Todd Vernon	Property Accountant	$45,000
Kathy Klein	Mgr of Investor Relations	$50,000
Sharon Cary	Corp. Accountant/Bookkeeper	$47,500
Natalie Basham	Senior Property Accountant	$73,000

Exhibit (6)(b)

Form of Employment Agreement by and between Stevens M. Sadler and us.

[See Attached]

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement"), dated as of ________, 2013, is made effective between **ALLEGIANCY, LLC**, a Delaware limited liability company (the "Company"), and **STEVENS M. SADLER**, residing at 7855 Berkshire Lane, Gloucester, Virginia 23061 (the "Executive").

The Company and the Executive agree as follows:

1. Position. The Executive is hereby employed and appointed as President of the company and its subsidiary, REVA Management Advisors, LLC, reporting to the Company's Board of Managers (the "Board"). The parties intend that the Executive shall continue to so serve in the aforesaid capacity throughout the Term (as such term is defined in Section 2 below).

2. Term of Employment. The Executive's employment by the Company hereunder shall commence on ____________ (the "Commencement Date"). The term of this Agreement shall be a period commencing on the Commencement Date and ending Four (4) years thereafter unless sooner terminated as provided herein. As of the second anniversary of the Commencement Date, and each anniversary thereafter (each an "**Extension Date**"), the Term shall automatically be extended for one (1) additional year, unless either the Company or the Executive notifies the other party, by written notice delivered no later than 90 days prior to such Extension Date, that the Term shall not be extended for an additional year (collectively, the "Term").

3. Duties. Throughout the Term, the Executive shall devote his time and attention during normal business hours to the business and affairs of the Company and its affiliates ("Affiliates"), except for holidays and vacations consistent with applicable Company policy and except for illness or incapacity. The Executive shall not accept any proposed appointment to serve as a director, trustee or the equivalent of any business, civic, charitable or other organization, without the prior approval of the Board, which such approval shall not be unreasonably withheld. The Executive shall report directly to the Board and shall have the duties set forth on Exhibit A of this Agreement and such other duties as the Board from time to time assigns him commensurate with his title and responsibilities at the Company.

4. Compensation.

(a) Salary. During the Term, the Company shall pay to the Executive a salary at the minimum rate of $180,000 per year (such annual amount, the "Base Salary"), payable in equal installments not less frequently than bi-monthly in arrears, prorated for any partial employment period. The Board shall review such Base Salary in its discretion at the end of the Initial Term and thereafter at least annually, taking into account, among other factors, corporate and individual performance.

(b) Bonus Compensation.

(i) The Executive shall be entitled to an annual bonus (the "Bonus Compensation") in an amount equal to a percentage of the Executive's Base Salary determined annually by the Board, with the approval of the Company's Independent Manager (as defined in Section 5.13 of the Company's Amended and Restated Limited Liability Company Agreement, as may be amended). The payment of any Bonus Compensation may be made contingent on the Company's meeting performance hurdles, the requirements for and form of which shall be determined by the Company's Board, with the approval of the Company's Independent Manager.

(ii) The Bonus Compensation, if any, shall be paid no less frequently than annually, on such date as may be set by the Board, with the approval of the Independent Manager.

(iii)The Bonus Compensation shall be paid 25% in cash and 75% through the issuance of restricted Class B Units of the Company (the "Equity"). Subject to the provisions of this Agreement, the Equity shall be subject to vesting terms to be determined by the Company's Board, with the approval of the Independent Manager; *provided, that*, if the Executive dies during the Term or the Company determines to terminate the employment of the Executive due to Disability, any issued but unvested Equity shall automatically vest as of the date of death or termination due to Disability.

(c) Benefit Plans. During the Term, the Executive shall be entitled to participate in such retirement and employment benefit plans (if any) of the Company that are generally available to senior executives of the Company, provided that such participation would not result in the noncompliance of any such retirement or benefit plan with applicable laws governing such plans. Any participation by the Executive in any plan sponsored by the Company shall be pursuant to (i) the terms and conditions of such plans, as the same shall be amended from time to time, (ii) generally applicable policies of the Company and (iii) the discretion of the Board.

(d) Vacation. The Executive shall be entitled to accrue annual vacation at full pay, subject to the applicable vacation policies of the Company; *provided, however,* that the maximum amount of vacation that the Executive may accrue under the Company vacation policy may be subject to a "reasonable" cap permissible under applicable law.

(e) Business Expenses. During the Term, the Company shall, in accordance with policies then in effect with respect to payments of expenses, pay or reimburse the Executive for all reasonable out-of-pocket travel and other expenses, including reasonable travel expenses in connection with traveling to and from the Company's headquarters (but not including ordinary commuting expenses), incurred by the Executive, and consistent with the Company's budget, in performing services hereunder. All such expenses shall be accounted for in such reasonable detail as the Company may require.

(f) Indemnity. As an officer of the Company, the Executive shall be entitled to indemnity as provided in Section 5.10 of the Company's Amended and Restated Limited Liability Company Agreement, as the same shall be amended from time to time.

5. Termination.

(a) Death. In the event of the death of the Executive during the Term, his employment shall be terminated as of the date of death and his salary for the month in which his death occurs shall be paid to his designated beneficiary, or in the absence of such designation, to the estate or other legal representative of the Executive, as will any earned and accrued Bonus Compensation. Any Equity held by the Executive at the time of his death and the termination of his employment shall be deemed the property of his estate. Except in accordance with the terms of the Company's benefit programs and plans then in effect, after his date of death, Executive shall not be entitled to any other compensation or benefits from the Company or hereunder.

(b) Disability. In the event of the Executive's Disability during the Term, as hereinafter defined, the Company may terminate the employment of the Executive and his salary for the month in which his Disability occurs shall be paid to the Executive, as will any earned and accrued Bonus Compensation. Any Equity held by the Executive at the time of his Disability and the termination of his employment shall be deemed the property of the Executive. After termination of employment for Disability, except in accordance with the Company's benefit programs and plans then in effect, Executive shall not be entitled to any compensation or benefits from the Company or hereunder. "Disability," for purposes of this Agreement, shall mean the Executive's incapacity due to physical or mental illness causing his complete and full-time absence from his duties, as specified in Section 3, for either a consecutive period of more than three months or at least 120 days within any 270-day period. Any determination of the Executive's Disability made in good faith by the Board shall be conclusive and binding on the Executive.

(c) Termination by the Company With Due Cause. Nothing herein shall prevent the Company during the Term from terminating the Executive's employment for Due Cause. The Executive shall continue to receive the Base Salary provided for in this Agreement only through the period ending with the date of such termination of the Executive for Due Cause (the "Due Cause Termination Date"). Following the Due Cause Termination Date, the Executive shall be entitled to retain *one-half* of any vested Equity theretofore issued to him hereunder (the "Retained Equity"). Except as provided in the two immediately preceding sentences, after the Due Cause Termination Date, the Executive shall not be entitled to any additional compensation or benefits from the Company or hereunder, including without limitation, any Equity, Bonus Compensation, severance pay, or any other compensation.

The term "Due Cause," as used herein, shall mean (i) any of the following acts or omissions by the Executive in the course of performing the duties contemplated by this

Agreement, which is not cured promptly after written notice to the Executive from the Company specifying the misconduct and requesting a cure pursuant to this Section 5(c): (A) willful and material misconduct or (B) any material breach of a representation, warranty or covenant of the Executive hereunder, including without limitation the Standard Terms attached hereto as Exhibit B, (ii) any material violation of laws or regulations by either the Executive or a person under the Executive's supervision and for which the Executive had actual knowledge or constructive knowledge to the extent that applicable law would attribute such constructive knowledge to the Executive, (iii) an act or acts of dishonesty on the Executive's part which are intended to or do result in either the Executive's personal enrichment or material adverse affect upon the Company's assets, business, prospects or reputation, or (iv) commission of a (A) felony, (B) crime of moral turpitude or (C) misdemeanor involving fraud, breach of trust, or misappropriation, whether or not the commission of such felony, crime or misdemeanor is in connection with the business of the Company.

(d) Termination by the Company Without Due Cause. The foregoing notwithstanding, the Company may terminate the Executive's employment during the Term for any other reason it deems appropriate. If the Executive's termination is not due to the circumstances provided in Sections 5(b) or (c) (other than a non-renewal under section 2 hereof), then the Company shall pay the Executive: (i) all accrued and unpaid Base Salary and Bonus Compensation (the Equity portion of which shall vest immediately) for services rendered by the Executive through the effective date of termination (the "Without Due Cause Termination Date"), and (ii) severance pay in the form of continued payment of the Executive's Base Salary (at the rate in effect on the Without Due Cause Termination Date) in an amount equal to one month of Base Salary for each month of the balance of the year in which the termination occurs, but not less than an amount equal to six (6) months thereof; provided, however, such severance pay shall be paid in accordance with the Company's customary payroll practices.

(e) Constructive Termination of Employment by the Company Without Due Cause. A termination of the Executive by the Company without Due Cause shall be deemed to have occurred if the Executive elects to resign and terminate his employment for Good Reason; in such event, the Executive's rights and benefits shall be as provided in connection with a termination Without Due Cause under Section 5(d) above. "Good Reason" means any of the following acts or omissions by the Company which is not cured after written notice from the Executive to the Company specifying the misconduct and requesting a cure pursuant to this Section 5(e), all without the Executive's consent: (i) a material reduction in the Executive's Base Salary, Bonus Compensation or other benefits or rights as provided under Section 4 of this Agreement, (ii) a material reduction in the Executive's duties and reporting relationships as provided in Section 3 of this Agreement, (iii) requiring the Executive's permanent residential relocation to a location more than Fifty (50) miles from Richmond, Virginia without the Executive's consent, or (iv) a material breach of this Agreement by the Company.

(f) Voluntary Termination. In the event that the Executive resigns and terminates his employment at his own volition prior to the expiration of the Term (except as provided in Section 5(e) above), such termination shall constitute a "Voluntary Termination" and in such event the Executive shall be limited to the same rights and benefits as provided in connection with a termination for Due Cause under Section 5(c) above.

(g) Notice; Resignation, Release. Any termination of the Executive by the Company under Sections 5(b) or 5(d) or by the Executive pursuant to a constructive termination under Sections 5(e) or 5(f) shall be communicated by a Notice of Termination to the other party thereto given in accordance with Section 10. A "Notice " shall (i) indicate the specific termination provision in this Agreement relied upon, and (ii) specify the applicable effective date of termination (which date shall not be prior to the date of such notice or more than fifteen (15) days after the giving of such notice).

Notwithstanding anything in this Agreement to the contrary, in order to be eligible to receive any post-termination payments or benefits hereunder, the Executive shall, in addition to fulfilling all other applicable conditions, within five days after the effective termination date (i) on behalf of the Executive and his estate, heirs and representatives, execute a release in the form attached hereto as Exhibit C.

For purposes of this Agreement, "Affiliate" shall mean (i) any person or entity that directly or indirectly, is controlled by, or is under common control with such specified person or entity; (ii) any person or entity that directly or indirectly controls ten percent (10%) or more of the outstanding equity securities of the specified entity or of which the specified person or entity is directly or indirectly the owner of ten percent (10%) or more of any class of equity securities; (iii) any person or entity that is an officer of, director of, manager of, partner in, or trustee of, or serves is a similar capacity with respect to, the specified person or entity or of which the specified person or entity is an officer, director, partner, manager or trustee, or with respect to which the specified person or entity serves in a similar capacity; or (iv) any person that is a member of the immediate family of (i.e. spouse, father, mother or sibling) of the specified person.

(h) Earned and Accrued Payments. The foregoing notwithstanding, upon the termination of the Executive's employment at any time, for any reason, the Executive (A) shall be paid all amounts that had already been earned and accrued as of the time of termination, and (B) any rights and benefits under separate employee benefit plans or other programs shall be separately governed by their terms and conditions.

6. Successors and Assigns.

(a) Assignment by the Company. This Agreement shall be binding upon and inure to the benefit of the Company or any corporation or other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case the term "Company," as used herein, shall mean such corporation or other entity, provided that no such assignment shall relieve the Company from any obligations hereunder, whether arising prior to or after such assignment.

(b) Assignment by the Executive. The Executive may not assign this Agreement or any part hereof without the prior written consent of the Company; provided, however, that nothing herein shall preclude the Executive from designating one or more beneficiaries to receive any amount that may be payable following occurrence of his legal incompetency or his death and shall not preclude the legal representative of his estate from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to his estate. The term "beneficiaries," as used in this Agreement, shall mean a beneficiary or beneficiaries so designated to receive any such amount or, if no beneficiary has been so designated, the legal representative of the Executive (in the event of his incompetency) or the Executive's estate.

7. Governing Law. This Agreement, including without limitation Exhibit B, shall be governed by the laws of the Commonwealth of Virginia without reference to the choice or conflict of law principles thereof.

8. Entire Agreement. This Agreement contains all of the understandings and representations between the parties hereto pertaining to the matters referred to herein, and supersedes all undertakings and agreements, whether oral or in writing, previously entered into by them with respect thereto. This Agreement may only be modified by an instrument in writing signed by all parties.

9. Waiver of Breach. The waiver by any party of a breach of any condition or provision of this Agreement to be performed by such other party shall not operate or be construed to be a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time.

10. Notices. Any notice to be given hereunder shall be in writing and delivered personally, or sent by certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

If to the Company:
Allegiancy, LLC
10710 Midlothian Turnpike
Suite 202
Richmond, VA 23235
Attn: Board of Managers

With a copy to:
Robert R. Kaplan, Jr., Esquire
Kaplan Voekler Cunningham & Frank, PLC
7 East 2nd Street
Richmond, Virginia 23224

If to the Executive:
Stevens M. Sadler
7855 Berkshire Lane
Gloucester, Virginia 23061

11. Jurisdiction and Venue. Any litigation in connection with this Agreement, including without limitation Exhibit B, shall be venued solely and exclusively within the state or federal courts located within the Commonwealth of Virginia. The parties agree not to assert in any action, suit or proceeding that it or he is not subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, or that venue of the action, suit or proceeding is improper or that selection of Virginia law is improper or unenforceable.

12. Withholding. Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Executive or his estate or beneficiaries shall be subject to the withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, in whole or in part, the Company may, in its sole discretion, accept other provisions for payment of taxes and withholdings as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withhold have been satisfied.

13. Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

14. Titles. Titles to the Sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

15. Counsel. Kaplan Voekler Cunningham & Frank, PLC, has acted as counsel to the Company in the preparation and negotiation of this Agreement. The Executive has reviewed the contents of this Agreement and fully understands its terms. The Executive acknowledges that he is fully aware of his right to seek independent advice and the risks in not seeking such independent advice, and that he fully understands the potentially adverse interests of the parties with respect to this Agreement. The Executive further acknowledges that neither the Company nor its counsel has made representations or given any advice with respect to the tax or other consequences of this Agreement or any matters contemplated by this Agreement to him, that he has been advised of the importance of seeking independent counsel with respect to such consequences. By executing this Agreement, the Executive represents that he has, after being advised of the potential conflicts between him and the Company with respect to the future consequences of this Agreement, either consulted independent legal counsel or elected, notwithstanding the advisability of seeking such independent legal counsel, not to consult with such independent legal counsel. Each party agrees that in any construction or interpretation of this Agreement the same shall not be construed against any party on the basis that the party was the drafter or any other basis.

16. **Code Section 409A.**

(a) General. It is intended that this Agreement shall comply with the provisions of Code Section 409A and the Treasury regulations relating thereto so as not to subject the Executive to the payment of additional taxes and interest under IRC Section 409A. In furtherance of this intent, this Agreement shall be interpreted, operated and administered in a manner consistent with these intentions, and to the extent that any regulations or other guidance issued under IRC Section 409A would result in the Executive being subject to payment of additional income taxes or interest under IRC Section 409A, the parties agree to amend the Agreement to maintain to the maximum extent practicable the original intent of the Agreement while avoiding the application of such taxes or interest under IRC Section 409A.

(b) Payments. Notwithstanding any provision in this Agreement to the contrary if, as of the effective date of the Executive's termination of employment, he is a Specified Employee, then, to the extent required pursuant to IRC Section 409A(a)(2)(B)(i), payments due under **Section 7** which may constitute "deferred compensation," shall be subject to a six (6) month delay such that amounts otherwise payable during the six (6) month period following the Executive's Separation from Service shall be accumulated and paid in a lump-sum catch-up payment as of the first day of the seventh (7th) month following Separation from Service (or, if earlier, the date of death of the Executive). Any portion of the benefits hereunder that were not otherwise due to be paid during the six (6) month period following the termination shall be paid to the Executive in accordance with the payment schedule established herein.

(c) Reimbursements. For purposes of complying with IRC Section 409A and without extending the payment timing otherwise provided in this Agreement, taxable reimbursements under this Agreement, subject to the following sentence and to the extent required to comply with IRC Section 409A, will be made no later than the end of the calendar year following the calendar year in which the expense was incurred. To the extent required to comply with IRC Section 409A, any taxable reimbursements and any in-kind benefits under this Agreement will be subject to the following: (i) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during any other calendar year (other than for medical reimbursement arrangements as excepted under Treasury Regulations § 1.409A-3(i)(1)(iv)(B) solely because the arrangement provides for a limit on the amount of expenses that may be reimbursed under such arrangement over some or all of the period the arrangement remains in effect); (ii) such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another form of compensation to the Executive; and (iii) the right to reimbursements under this Agreement will be in effect for the lesser of the time specified in this Agreement or ten (10) years plus the lifetime of the Executive. Any taxable reimbursements or in-kind benefits shall be treated as not subject to IRC Section 409A to the maximum extent provided by Treasury Regulations § 1.409A-1(b)(9)(v) or otherwise under IRC Section 409A.

(d) Cooperation. If any compensation or benefits provided by this Agreement may result in the application of IRC Section 409A, the Company shall, in consultation with the Executive, modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of "deferred of compensation" within the meaning of IRC Section 409A or in order to comply with the provisions of IRC Section 409A and without any diminution in the value of the payments or benefits to the Executive. This **Section 16** is not intended to impose any restrictions on payments or benefits to Executive other than those set forth in this Agreement or required for Executive not to incur additional tax under IRC Section 409A and shall be interpreted and operated accordingly. The Company to the extent reasonably requested by the Executive shall modify this Agreement to effectuate the intention set forth in the preceding sentence.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date and year first above written.

COMPANY:

Allegiancy, LLC

By: ______________________________
Name: ____________________________
Its: ______________________________

EXECUTIVE:

____
Stevens M. Sadler

EXHIBIT A

JOB DUTIES

President: The Executive shall have all normal and customary duties and responsibilities of Presidents of companies of similar size and business purposes as the Company.

EXHIBIT B

Standard Provisions

In connection with Executive's (or "You") Employment Agreement to which this Exhibit B is attached ("Agreement"), Executives shall observe and comply with all internal policies of Company and any applicable affiliates that serve as your employer (collectively, "Company"), whether now existing or adopted hereafter. Executive shall at all times maintain the highest standards of conduct and act within the highest ethical principles, and shall act as a fiduciary with respect to Company and the financial products it and its affiliate's offers.

Former Employers:
You represent that you are not subject to any employment, confidentiality, or other agreement or restriction that would prevent you from fully satisfying your duties hereunder, or that would be violated if you did so. You agree not to disclose proprietary information belonging to a former employer or other entity without its written permission. With respect to any such former employers, you will indemnify and hold Company and its Affiliates harmless from any liabilities, including defense costs, it may incur because you are alleged to have improperly revealed or used such proprietary information or to have threatened to do so, or if a former employer challenges your entering into the Agreement or rendering services pursuant to it, but this provision shall not be construed as a waiver of any right of indemnity you have against Company and its Affiliates (or any other employer) for claims or expenses that arise from your performing your assigned duties for Company and its Affiliates or following the directions of management of the Company and its Affiliates.

Non-Solicitation/Non-Competition:
The Executive hereby agrees that in the event his employment is terminated, during the Term, for a period of one (1) year following the Date of Termination (the "**Restricted Period**"), except with the express prior written consent of the Company, the Executive will not directly, or indirectly engage in or facilitate any of the following activities anywhere in the United States:

(i) soliciting or inducing, or attempting to solicit or induce, any employee of the Company or its subsidiaries or affiliates, as of the Date of Termination, to terminate employment and become employed by, or on behalf of, any company that is a public or private office real estate investment trust (government or otherwise); or

(ii) performing services as an employee, director, officer, consultant, independent contractor or advisor; or investing in, whether in the form of equity or debt, owning any interest or otherwise having an ownership or other interest or a connection to any Prohibited Entity or performing services as an employee, director, officer, consultant, independent contractor or advisor to any other company, entity or person if those services relate directly to a business or businesses that directly and materially compete with the Company (limited to governmental leased properties) anywhere in the United States. Nothing in this Section (ii) shall, however, restrict the Executive from making an investment in and owning up to one-percent (1%) of the common stock of any company whose stock is listed on a national exchange, provided that such investment does not give the Executive the right or ability to control or influence the policy decisions of any direct competitor. For purposes of this Agreement, a

"**Prohibited Entity**" is any company, entity or person that derives more than 20% of its consolidated gross revenues from a business or businesses that involves, property and asset management services related to commercial real estate.

Confidentiality:
The Executive acknowledges that, during the course of his employment with the Company, the Executive may produce and have access to confidential and/or proprietary non-public information concerning the Company, and it's subsidiaries and Affiliates, including marketing materials, customers lists, records, data, trade secrets, proprietary business information, proposed transactions, possible acquisitions, pricing lists and policies, strategic planning, commitments, plans, procedures, litigation, pending litigation and other information not generally available to the public (collectively, "**Confidential Information**"). The Executive agrees not to directly or indirectly use, disclose, copy or make lists of Confidential Information for the benefit of anyone other than the Company, either during or after his employment with the Company, except to the extent that such disclosure is authorized in writing by the Company, required by law or any competent administrative agency or judicial authority, or otherwise as reasonably necessary or appropriate in connection with performance by the Executive of his duties hereunder. Confidential Information does not include any information which; (i) the Executive was aware of or was in the Executive's possession prior to becoming an employee of the Company; (ii) is or becomes generally available to the public by acts other than those of the Executive after receiving it; or (iii) has been received lawfully and in good faith by the Executive from a third party not under a similar duty of confidentiality to Company. The Executive agrees that if he receives a subpoena or other court order or is otherwise required by law to provide Confidential Information to a governmental authority or other person concerning the activities of the Company, or his activities in connection with the business of the Company, the Executive will, to the extent permitted by law, immediately notify the Company of such subpoena, court order or other requirement and deliver forthwith to the Company a copy thereof and any attachments and non-privileged correspondence related thereto so that the Company may seek an appropriate protective order to protect such Confidential Information,. The Executive shall take reasonable precautions to protect against the inadvertent disclosure of Confidential Information. During his employment, the Executive agrees to abide by the Company's reasonable policies, as in effect from time to time, respecting avoidance of interests conflicting with those of the Company.

Non-Disparagement:
The Company and the Executive agree that, at all times during the Term following the Date of Termination, they shall use reasonable and good faith efforts to ensure that neither party engages in any vilification of the other, and shall refrain from making any false, negative, critical or disparaging statements, implied or expressed, concerning the other, including, but not limited to, management style, methods of doing business, the quality of products and services, role in the community, or treatment of employees. The parties further agree to do nothing that would damage the other's business reputation or good will; *provided, however,* that nothing in this Agreement shall prohibit either party's disclosure of information which is required to be disclosed in compliance with applicable laws or regulations or by order of a court or other regulatory body of competent jurisdiction. The Executive acknowledges that the only persons whose statements may be attributed to the Company for purposes of this Agreement, other than his own, shall be the members of the Board.

Injunctive Relief/Attorneys Fees:
You acknowledge that should you breach these provisions, Company and/or its Affiliates will suffer immediate and irreparable harm and that money damages will be inadequate relief. Therefore, you agree Company and/or its Affiliates will be entitled to injunctive relief to enforce these provisions, and you consent to the issuance by court of competent jurisdiction of a temporary restraining order, preliminary or permanent injunction to enforce the rights under these provisions. You further agree to compensate and reimburse Company and/or its Affiliates for all reasonable attorneys fees it may incur as a result of any efforts Company and/or its Affiliates may undertake to enforce these rights, or any other rights it has in connection with this Agreement, including to defend itself from adverse claims by you, or related to your retention hereunder.

Entire Agreement/Amendment:
All previous oral or written agreements or representations express or implied, with respect to the subject matter of this Agreement are superseded and the entire agreement of the parties is set forth in this Agreement. No provisions of this Agreement may be modified, waived, or discharged except by a written document signed by you and a duly authorized Company officer. A waiver of any conditions or provisions of this Agreement in a given instance shall not be deemed a waiver of such conditions or provisions at any other time.

Interpretation/Venue:
The validity, interpretation, construction, and performance of the Agreement including without limitation this Exhibit B shall be governed by the laws of the Commonwealth of Virginia, without regard to conflict of law principles, and any litigation in connection therewith shall be venued solely and exclusively within the courts of the Commonwealth of Virginia. The parties agree not to assert in any action, suit or proceeding that it or he is not subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, or that venue of the action, suit or proceeding is improper or that selection of Virginia law is improper or unenforceable.

Validity:
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

Counterparts:
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute the same instrument.

Exhibit (6)(c)

Form of Employment Agreement by and between Christopher K. Sadler and us.

[See Attached]

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement"), dated as of ________, 2013, is made effective between **ALLEGIANCY, LLC**, a Delaware limited liability company (the "Company"), and **CHRISTOPHER K. SADLER**, residing at 483 Meadow Ridge Drive, Rice, Virginia 23966 (the "Executive").

The Company and the Executive agree as follows:

1. Position. The Executive is hereby employed and appointed as Executive Vice President of the company and its subsidiary, REVA Management Advisors, LLC, reporting to the Company's Board of Managers (the "Board"). The parties intend that the Executive shall continue to so serve in the aforesaid capacity throughout the Term (as such term is defined in Section 2 below).

2. Term of Employment. The Executive's employment by the Company hereunder shall commence on ____________ (the "Commencement Date"). The term of this Agreement shall be a period commencing on the Commencement Date and ending Four (4) years thereafter unless sooner terminated as provided herein. As of the second anniversary of the Commencement Date, and each anniversary thereafter (each an "**Extension Date**"), the Term shall automatically be extended for one (1) additional year, unless either the Company or the Executive notifies the other party, by written notice delivered no later than 90 days prior to such Extension Date, that the Term shall not be extended for an additional year (collectively, the "Term").

3. Duties. Throughout the Term, the Executive shall devote his time and attention during normal business hours to the business and affairs of the Company and its affiliates ("Affiliates"), except for holidays and vacations consistent with applicable Company policy and except for illness or incapacity. The Executive shall not accept any proposed appointment to serve as a director, trustee or the equivalent of any business, civic, charitable or other organization, without the prior approval of the Board, which such approval shall not be unreasonably withheld. The Executive shall report directly to the Board and shall have the duties set forth on Exhibit A of this Agreement and such other duties as the Board from time to time assigns him commensurate with his title and responsibilities at the Company.

4. Compensation.

(a) Salary. During the Term, the Company shall pay to the Executive a salary at the minimum rate of $180,000 per year (such annual amount, the "Base Salary"), payable in equal installments not less frequently than bi-monthly in arrears, prorated for any partial employment period. The Board shall review such Base Salary in its discretion at the end of the

Initial Term and thereafter at least annually, taking into account, among other factors, corporate and individual performance.

(b) Bonus Compensation.

(i) The Executive shall be entitled to an annual bonus (the "Bonus Compensation") in an amount equal to a percentage of the Executive's Base Salary determined annually by the Board, with the approval of the Company's Independent Manager (as defined in Section 5.13 of the Company's Amended and Restated Limited Liability Company Agreement, as may be amended). The payment of any Bonus Compensation may be made contingent on the Company's meeting performance hurdles, the requirements for and form of which shall be determined by the Company's Board, with the approval of the Company's Independent Manager.

(ii) The Bonus Compensation, if any, shall be paid no less frequently than annually, on such date as may be set by the Board, with the approval of the Independent Manager.

(iii)The Bonus Compensation shall be paid 25% in cash and 75% through the issuance of restricted Class B Units of the Company (the "Equity"). Subject to the provisions of this Agreement, the Equity shall be subject to vesting terms to be determined by the Company's Board, with the approval of the Independent Manager; *provided, that*, if the Executive dies during the Term or the Company determines to terminate the employment of the Executive due to Disability, any issued but unvested Equity shall automatically vest as of the date of death or termination due to Disability.

(c) Benefit Plans. During the Term, the Executive shall be entitled to participate in such retirement and employment benefit plans (if any) of the Company that are generally available to senior executives of the Company, provided that such participation would not result in the noncompliance of any such retirement or benefit plan with applicable laws governing such plans. Any participation by the Executive in any plan sponsored by the Company shall be pursuant to (i) the terms and conditions of such plans, as the same shall be amended from time to time, (ii) generally applicable policies of the Company and (iii) the discretion of the Board.

(d) Vacation. The Executive shall be entitled to accrue annual vacation at full pay, subject to the applicable vacation policies of the Company; *provided, however,* that the maximum amount of vacation that the Executive may accrue under the Company vacation policy may be subject to a "reasonable" cap permissible under applicable law.

(e) Business Expenses. During the Term, the Company shall, in accordance with policies then in effect with respect to payments of expenses, pay or reimburse the Executive for all reasonable out-of-pocket travel and other expenses, including reasonable travel expenses in connection with traveling to and from the Company's headquarters (but not including ordinary commuting expenses), incurred by the Executive, and consistent with the Company's budget, in performing services hereunder. All such expenses shall be accounted for in such reasonable detail as the Company may require.

(f) Indemnity. As an officer of the Company, the Executive shall be entitled to indemnity as provided in Section 5.10 of the Company's Amended and Restated Limited Liability Company Agreement, as the same shall be amended from time to time.

5. Termination.

(a) Death. In the event of the death of the Executive during the Term, his employment shall be terminated as of the date of death and his salary for the month in which his death occurs shall be paid to his designated beneficiary, or in the absence of such designation, to the estate or other legal representative of the Executive, as will any earned and accrued Bonus Compensation. Any Equity held by the Executive at the time of his death and the termination of his employment shall be deemed the property of his estate. Except in accordance with the terms of the Company's benefit programs and plans then in effect, after his date of death, Executive shall not be entitled to any other compensation or benefits from the Company or hereunder.

(b) Disability. In the event of the Executive's Disability during the Term, as hereinafter defined, the Company may terminate the employment of the Executive and his salary for the month in which his Disability occurs shall be paid to the Executive, as will any earned and accrued Bonus Compensation. Any Equity held by the Executive at the time of his Disability and the termination of his employment shall be deemed the property of the Executive. After termination of employment for Disability, except in accordance with the Company's benefit programs and plans then in effect, Executive shall not be entitled to any compensation or benefits from the Company or hereunder. "Disability," for purposes of this Agreement, shall mean the Executive's incapacity due to physical or mental illness causing his complete and full-time absence from his duties, as specified in Section 3, for either a consecutive period of more than three months or at least 120 days within any 270-day period. Any determination of the Executive's Disability made in good faith by the Board shall be conclusive and binding on the Executive.

(c) Termination by the Company With Due Cause. Nothing herein shall prevent the Company during the Term from terminating the Executive's employment for Due Cause. The Executive shall continue to receive the Base Salary provided for in this Agreement only through the period ending with the date of such termination of the Executive for Due Cause (the "Due Cause Termination Date"). Following the Due Cause Termination Date, the Executive shall be entitled to retain *one-half* of any vested Equity theretofore issued to him hereunder (the "Retained Equity"). Except as provided in the two immediately preceding sentences, after the Due Cause Termination Date, the Executive shall not be entitled to any additional compensation or benefits from the Company or hereunder, including without limitation, any Equity, Bonus Compensation, severance pay, or any other compensation.

The term "Due Cause," as used herein, shall mean (i) any of the following acts or omissions by the Executive in the course of performing the duties contemplated by this Agreement, which is not cured promptly after written notice to the Executive from the Company specifying the misconduct and requesting a cure pursuant to this Section 5(c): (A) willful and material misconduct or (B) any material breach of a representation, warranty or covenant of the Executive hereunder, including without limitation the Standard Terms attached hereto as Exhibit B, (ii) any material violation of laws or regulations by either the Executive or a person under the Executive's supervision and for which the Executive had actual knowledge or constructive knowledge to the extent that applicable law would attribute such constructive knowledge to the Executive, (iii) an act or acts of dishonesty on the Executive's part which are intended to or do result in either the Executive's personal enrichment or material adverse affect upon the Company's assets, business, prospects or reputation, or (iv) commission of a (A) felony, (B) crime of moral turpitude or (C) misdemeanor involving fraud, breach of trust, or misappropriation, whether or not the commission of such felony, crime or misdemeanor is in connection with the business of the Company.

(d) Termination by the Company Without Due Cause. The foregoing notwithstanding, the Company may terminate the Executive's employment during the Term for any other reason it deems appropriate. If the Executive's termination is not due to the circumstances provided in Sections 5(b) or (c) (other than a non-renewal under section 2 hereof), then the Company shall pay the Executive: (i) all accrued and unpaid Base Salary and Bonus Compensation (the Equity portion of which shall vest immediately) for services rendered by the Executive through the effective date of termination (the "Without Due Cause Termination Date"), and (ii) severance pay in the form of continued payment of the Executive's Base Salary (at the rate in effect on the Without Due Cause Termination Date) in an amount equal to one month of Base Salary for each month of the balance of the year in which the termination occurs, but not less than an amount equal to six (6) months thereof; provided, however, such severance pay shall be paid in accordance with the Company's customary payroll practices.

(e) Constructive Termination of Employment by the Company Without Due Cause. A termination of the Executive by the Company without Due Cause shall be deemed to have occurred if the Executive elects to resign and terminate his employment for Good Reason; in such event, the Executive's rights and benefits shall be as provided in connection with a termination Without Due Cause under Section 5(d) above. "Good Reason" means any of the following acts or omissions by the Company which is not cured after written notice from the Executive to the Company specifying the misconduct and requesting a cure pursuant to this Section 5(e), all without the Executive's consent: (i) a material reduction in the Executive's Base Salary, Bonus Compensation or other benefits or rights as provided under Section 4 of this Agreement, (ii) a material reduction in the Executive's duties and reporting relationships as provided in Section 3 of this Agreement, (iii) requiring the Executive's permanent residential relocation to a location more than Fifty (50) miles from Richmond, Virginia without the Executive's consent, or (iv) a material breach of this Agreement by the Company.

(f) Voluntary Termination. In the event that the Executive resigns and terminates his employment at his own volition prior to the expiration of the Term (except as provided in Section 5(e) above), such termination shall constitute a "Voluntary Termination" and in such event the Executive shall be limited to the same rights and benefits as provided in connection with a termination for Due Cause under Section 5(c) above.

(g) Notice; Resignation, Release. Any termination of the Executive by the Company under Sections 5(b) or 5(d) or by the Executive pursuant to a constructive termination under Sections 5(e) or 5(f) shall be communicated by a Notice of Termination to the other party thereto given in accordance with Section 10. A "Notice " shall (i) indicate the specific termination provision in this Agreement relied upon, and (ii) specify the applicable effective date of termination (which date shall not be prior to the date of such notice or more than fifteen (15) days after the giving of such notice).

Notwithstanding anything in this Agreement to the contrary, in order to be eligible to receive any post-termination payments or benefits hereunder, the Executive shall, in addition to fulfilling all other applicable conditions, within five days after the effective termination date (i) on behalf of the Executive and his estate, heirs and representatives, execute a release in the form attached hereto as Exhibit C.

For purposes of this Agreement, "Affiliate" shall mean (i) any person or entity that directly or indirectly, is controlled by, or is under common control with such specified person or entity; (ii) any person or entity that directly or indirectly controls ten percent (10%) or more of the outstanding equity securities of the specified entity or of which the specified person or entity is directly or indirectly the owner of ten percent (10%) or more of any class of equity securities; (iii) any person or entity that is an officer of, director of, manager of, partner in, or trustee of, or serves is a similar capacity with respect to, the specified person or entity or of which the specified person or entity is an officer, director, partner, manager or trustee, or with respect to which the specified person or entity serves in a similar capacity; or (iv) any person that is a member of the immediate family of (i.e. spouse, father, mother or sibling) of the specified person.

(h) Earned and Accrued Payments. The foregoing notwithstanding, upon the termination of the Executive's employment at any time, for any reason, the Executive (A) shall be paid all amounts that had already been earned and accrued as of the time of termination, and (B) any rights and benefits under separate employee benefit plans or other programs shall be separately governed by their terms and conditions.

6. Successors and Assigns.

(a) Assignment by the Company. This Agreement shall be binding upon and inure to the benefit of the Company or any corporation or other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case the term "Company," as used herein, shall mean such corporation or other entity, provided that no such assignment shall relieve the Company from any obligations hereunder, whether arising prior to or after such assignment.

(b) Assignment by the Executive. The Executive may not assign this Agreement or any part hereof without the prior written consent of the Company; provided, however, that nothing herein shall preclude the Executive from designating one or more beneficiaries to receive any amount that may be payable following occurrence of his legal incompetency or his death and shall not preclude the legal representative of his estate from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to his estate. The term "beneficiaries," as used in this Agreement, shall mean a beneficiary or beneficiaries so designated to receive any such amount or, if no beneficiary has been so designated, the legal representative of the Executive (in the event of his incompetency) or the Executive's estate.

7. Governing Law. This Agreement, including without limitation Exhibit B, shall be governed by the laws of the Commonwealth of Virginia without reference to the choice or conflict of law principles thereof.

8. Entire Agreement. This Agreement contains all of the understandings and representations between the parties hereto pertaining to the matters referred to herein, and supersedes all undertakings and agreements, whether oral or in writing, previously entered into by them with respect thereto. This Agreement may only be modified by an instrument in writing signed by all parties.

9. Waiver of Breach. The waiver by any party of a breach of any condition or provision of this Agreement to be performed by such other party shall not operate or be construed to be a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time.

10. Notices. Any notice to be given hereunder shall be in writing and delivered personally, or sent by certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

If to the Company:
Allegiancy, LLC
10710 Midlothian Turnpike
Suite 202
Richmond, VA 23235
Attn: Board of Managers

With a copy to:
Robert R. Kaplan, Jr., Esquire
Kaplan Voekler Cunningham & Frank, PLC
7 East 2nd Street
Richmond, Virginia 23224

If to the Executive:
Christopher K. Sadler
483 Meadow Ridge Drive
Rice, Virginia 23966

11. Jurisdiction and Venue. Any litigation in connection with this Agreement, including without limitation Exhibit B, shall be venued solely and exclusively within the state or federal courts located within the Commonwealth of Virginia. The parties agree not to assert in any action, suit or proceeding that it or he is not subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, or that venue of the action, suit or proceeding is improper or that selection of Virginia law is improper or unenforceable.

12. Withholding. Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Executive or his estate or beneficiaries shall be subject to the withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, in whole or in part, the Company may, in its sole discretion, accept other provisions for payment of taxes and withholdings as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withhold have been satisfied.

13. Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

14. Titles. Titles to the Sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

15. Counsel. Kaplan Voekler Cunningham & Frank, PLC, has acted as counsel to the Company in the preparation and negotiation of this Agreement. The Executive has reviewed the contents of this Agreement and fully understands its terms. The Executive acknowledges that he is fully aware of his right to seek independent advice and the risks in not seeking such independent advice, and that he fully understands the potentially adverse interests of the parties with respect to this Agreement. The Executive further acknowledges that neither the Company nor its counsel has made representations or given any advice with respect to the tax or other consequences of this Agreement or any matters contemplated by this Agreement to him, that he has been advised of the importance of seeking independent counsel with respect to such consequences. By executing this Agreement, the Executive represents that he has, after being advised of the potential conflicts between him and the Company with respect to the future consequences of this Agreement, either consulted independent legal counsel or elected, notwithstanding the advisability of seeking such independent legal counsel, not to consult with such independent legal counsel. Each party agrees that in any construction or interpretation of

this Agreement the same shall not be construed against any party on the basis that the party was the drafter or any other basis.

16. **Code Section 409A.**

(a) General. It is intended that this Agreement shall comply with the provisions of Code Section 409A and the Treasury regulations relating thereto so as not to subject the Executive to the payment of additional taxes and interest under IRC Section 409A. In furtherance of this intent, this Agreement shall be interpreted, operated and administered in a manner consistent with these intentions, and to the extent that any regulations or other guidance issued under IRC Section 409A would result in the Executive being subject to payment of additional income taxes or interest under IRC Section 409A, the parties agree to amend the Agreement to maintain to the maximum extent practicable the original intent of the Agreement while avoiding the application of such taxes or interest under IRC Section 409A.

(b) Payments. Notwithstanding any provision in this Agreement to the contrary if, as of the effective date of the Executive's termination of employment, he is a Specified Employee, then, to the extent required pursuant to IRC Section 409A(a)(2)(B)(i), payments due under **Section 7** which may constitute "deferred compensation," shall be subject to a six (6) month delay such that amounts otherwise payable during the six (6) month period following the Executive's Separation from Service shall be accumulated and paid in a lump-sum catch-up payment as of the first day of the seventh (7th) month following Separation from Service (or, if earlier, the date of death of the Executive). Any portion of the benefits hereunder that were not otherwise due to be paid during the six (6) month period following the termination shall be paid to the Executive in accordance with the payment schedule established herein.

(c) Reimbursements. For purposes of complying with IRC Section 409A and without extending the payment timing otherwise provided in this Agreement, taxable reimbursements under this Agreement, subject to the following sentence and to the extent required to comply with IRC Section 409A, will be made no later than the end of the calendar year following the calendar year in which the expense was incurred. To the extent required to comply with IRC Section 409A, any taxable reimbursements and any in-kind benefits under this Agreement will be subject to the following: (i) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during any other calendar year (other than for medical reimbursement arrangements as excepted under Treasury Regulations § 1.409A-3(i)(1)(iv)(B) solely because the arrangement provides for a limit on the amount of expenses that may be reimbursed under such arrangement over some or all of the period the arrangement remains in effect); (ii) such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another form of compensation to the Executive; and (iii) the right to reimbursements under this Agreement will be in effect for the lesser of the time specified in this Agreement or ten (10) years plus the lifetime of the Executive. Any taxable reimbursements or in-kind benefits shall be treated as not subject to IRC Section 409A to the maximum extent provided by Treasury Regulations § 1.409A-1(b)(9)(v) or otherwise under IRC Section 409A.

(d) Cooperation. If any compensation or benefits provided by this Agreement may result in the application of IRC Section 409A, the Company shall, in consultation with the Executive, modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of "deferred of compensation" within the meaning of IRC Section 409A or in order to comply with the provisions of IRC Section 409A and without any diminution in the value of the payments or benefits to the Executive. This **Section 16** is not intended to impose any restrictions on payments or benefits to Executive other than those set forth in this Agreement or required for Executive not to incur additional tax under IRC Section 409A and shall be interpreted and operated accordingly. The Company to the extent reasonably requested by the Executive shall modify this Agreement to effectuate the intention set forth in the preceding sentence.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date and year first above written.

COMPANY:

Allegiancy, LLC

By: ________________________________
Name: ______________________________
Its: _______________________________

EXECUTIVE:

____
Christopher K. Sadler

<u>**EXHIBIT A**</u>

JOB DUTIES

Executive Vice President: The Executive shall have all normal and customary duties and responsibilities of Executive Vice Presidents of companies of similar size and business purposes as the Company.

EXHIBIT B

Standard Provisions

In connection with Executive's (or "You") Employment Agreement to which this Exhibit B is attached ("Agreement"), Executives shall observe and comply with all internal policies of Company and any applicable affiliates that serve as your employer (collectively, "Company"), whether now existing or adopted hereafter. Executive shall at all times maintain the highest standards of conduct and act within the highest ethical principles, and shall act as a fiduciary with respect to Company and the financial products it and its affiliate's offers.

Former Employers:
You represent that you are not subject to any employment, confidentiality, or other agreement or restriction that would prevent you from fully satisfying your duties hereunder, or that would be violated if you did so. You agree not to disclose proprietary information belonging to a former employer or other entity without its written permission. With respect to any such former employers, you will indemnify and hold Company and its Affiliates harmless from any liabilities, including defense costs, it may incur because you are alleged to have improperly revealed or used such proprietary information or to have threatened to do so, or if a former employer challenges your entering into the Agreement or rendering services pursuant to it, but this provision shall not be construed as a waiver of any right of indemnity you have against Company and its Affiliates (or any other employer) for claims or expenses that arise from your performing your assigned duties for Company and its Affiliates or following the directions of management of the Company and its Affiliates.

Non-Solicitation/Non-Competition:
The Executive hereby agrees that in the event his employment is terminated, during the Term, for a period of one (1) year following the Date of Termination (the "**Restricted Period**"), except with the express prior written consent of the Company, the Executive will not directly, or indirectly engage in or facilitate any of the following activities anywhere in the United States:

(i) soliciting or inducing, or attempting to solicit or induce, any employee of the Company or its subsidiaries or affiliates, as of the Date of Termination, to terminate employment and become employed by, or on behalf of, any company that is a public or private office real estate investment trust (government or otherwise); or

(ii) performing services as an employee, director, officer, consultant, independent contractor or advisor; or investing in, whether in the form of equity or debt, owning any interest or otherwise having an ownership or other interest or a connection to any Prohibited Entity or performing services as an employee, director, officer, consultant, independent contractor or advisor to any other company, entity or person if those services relate directly to a business or businesses that directly and materially compete with the Company (limited to governmental leased properties) anywhere in the United States. Nothing in this Section (ii) shall, however, restrict the Executive from making an investment in and owning up to one-percent (1%) of the common stock of any company whose stock is listed on a national exchange, provided that such investment does not give the Executive the right or ability to control or influence the policy decisions of any direct competitor. For purposes of this Agreement, a "**Prohibited Entity**" is any company, entity or person that derives more than 20% of its consolidated gross revenues from a business or businesses that involves, property and asset management services related to commercial real estate.

Confidentiality:
The Executive acknowledges that, during the course of his employment with the Company, the Executive may produce and have access to confidential and/or proprietary non-public information concerning the Company, and it's subsidiaries and Affiliates, including marketing materials, customers lists, records, data, trade secrets, proprietary business information, proposed transactions, possible acquisitions, pricing lists and policies, strategic planning, commitments, plans, procedures, litigation, pending litigation and other information not generally available to the public (collectively, "**Confidential Information**"). The Executive agrees not to directly or indirectly use, disclose, copy or make lists of Confidential Information for the benefit of anyone other than the Company, either during or after his employment with the Company, except to the extent that such disclosure is authorized in writing by the Company, required by law or any competent administrative agency or judicial authority, or otherwise as reasonably necessary or appropriate in connection with performance by the Executive of his duties hereunder. Confidential Information does not include any information which; (i) the Executive was aware of or was in the Executive's possession prior to becoming an employee of the Company; (ii) is or becomes generally available to the public by acts other than those of the Executive after receiving it; or (iii) has been received lawfully and in good faith by the Executive from a third party not under a similar duty of confidentiality to Company. The Executive agrees that if he receives a subpoena or other court order or is otherwise required by law to provide Confidential Information to a governmental authority or other person concerning the activities of the Company, or his activities in connection with the business of the Company, the Executive will, to the extent permitted by law, immediately notify the Company of such subpoena, court order or other requirement and deliver forthwith to the Company a copy thereof and any attachments and non-privileged correspondence related thereto so that the Company may seek an appropriate protective order to protect such Confidential Information,. The Executive shall take reasonable precautions to protect against the inadvertent disclosure of Confidential Information. During his employment, the Executive agrees to abide by the Company's reasonable policies, as in effect from time to time, respecting avoidance of interests conflicting with those of the Company.

Non-Disparagement:
The Company and the Executive agree that, at all times during the Term following the Date of Termination, they shall use reasonable and good faith efforts to ensure that neither party engages in any vilification of the other, and shall refrain from making any false, negative, critical or disparaging statements, implied or expressed, concerning the other, including, but not limited to, management style, methods of doing business, the quality of products and services, role in the community, or treatment of employees. The parties further agree to do nothing that would damage the other's business reputation or good will; *provided, however,* that nothing in this Agreement shall prohibit either party's disclosure of information which is required to be disclosed in compliance with applicable laws or regulations or by order of a court or other regulatory body of competent jurisdiction. The Executive acknowledges that the only persons

whose statements may be attributed to the Company for purposes of this Agreement, other than his own, shall be the members of the Board.

Injunctive Relief/Attorneys Fees:
You acknowledge that should you breach these provisions, Company and/or its Affiliates will suffer immediate and irreparable harm and that money damages will be inadequate relief. Therefore, you agree Company and/or its Affiliates will be entitled to injunctive relief to enforce these provisions, and you consent to the issuance by court of competent jurisdiction of a temporary restraining order, preliminary or permanent injunction to enforce the rights under these provisions. You further agree to compensate and reimburse Company and/or its Affiliates for all reasonable attorneys fees it may incur as a result of any efforts Company and/or its Affiliates may undertake to enforce these rights, or any other rights it has in connection with this Agreement, including to defend itself from adverse claims by you, or related to your retention hereunder.

Entire Agreement/Amendment:
All previous oral or written agreements or representations express or implied, with respect to the subject matter of this Agreement are superseded and the entire agreement of the parties is set forth in this Agreement. No provisions of this Agreement may be modified, waived, or discharged except by a written document signed by you and a duly authorized Company officer. A waiver of any conditions or provisions of this Agreement in a given instance shall not be deemed a waiver of such conditions or provisions at any other time.

Interpretation/Venue:
The validity, interpretation, construction, and performance of the Agreement including without limitation this Exhibit B shall be governed by the laws of the Commonwealth of Virginia, without regard to conflict of law principles, and any litigation in connection therewith shall be venued solely and exclusively within the courts of the Commonwealth of Virginia. The parties agree not to assert in any action, suit or proceeding that it or he is not subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, or that venue of the action, suit or proceeding is improper or that selection of Virginia law is improper or unenforceable.

Validity:
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

Counterparts:
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute the same instrument.

Exhibit 6(d)

Transfer Agent Agreement by and between Registrar and Transfer Company and us

[To Be Filed by Amendment]

Exhibit (9)

Escrow Agreement by and among SunTrust Bank, Moloney Securities Co., Inc., and us.

[To Be Filed by Amendment]

Exhibit 10(a)

Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

[Previously Filed]

Exhibit 10(b)

Consent of Moloney Securities, Inc., as underwriter.

[Previously Filed]

Exhibit (11)

Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding legality of the Offered Units.

[See Attached]


K V
C F

Kaplan Voekler
Cunningham & Frank PLC

October 15, 2013

Allegiancy, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, Virginia 23235
Attn: Stevens M. Sadler, Manager

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

We have served as counsel to Allegiancy, LLC, a Delaware limited liability company (the "Company"), in connection with certain matters of Delaware law arising out of the qualification of 499,997 Class A Units of the Company's membership interest and an indeterminate number of Class B Units (collectively, the "Units"), to be issued and sold in a public offering. The Units are covered by the above-referenced Offering Statement and all amendments thereto (the "Offering Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "1933 Act") and Regulation A promulgated thereunder.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the "Documents"):

1. The Certificate of Formation of the Company, certified by the Secretary of State of the State of Delaware;

2. The Amended and Restated Limited Liability Company Agreement of the Company as filed with the Offering Statement; and

3. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party's obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed

Website: www.kv-legal.com
Richmond Office | 7 East 2nd Street | Richmond, VA 23224 | Phone: 804.423.7921
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319
Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX 77380 | Phone: 281.702.2137 | Fax: 866.862.1719

or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a limited liability company, duly organized and validly existing under and by virtue of the laws of the State of Delaware.

2. The Units, when and if issued against payment therefor in accordance with the Offering Statement, will be legally issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of Delaware, excluding the Delaware securities laws, and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Delaware. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Offering Statement.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of the name of our firm therein.

Very truly yours,

KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC

SIGNATURES

The issuer has duly caused this Amendment No. 2 to its offering statement on Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on October 15, 2013.

ALLEGIANCY, LLC,
a Delaware limited liability company

By: 
Stevens M. Sadler, Manager


Stevens M. Sadler
Manager and President (Chief Executive Officer and Chief Financial Officer)


Christopher K. Sadler
Manager